
08043451


PROCESSED
APR 18 2008
THOMSON
FINANCIAL

GENZYME CORPORATION
2007 Annual Report

Strong and sustainable.

Committed to

patients.

Committed to delivering

strong, sustainable growth.

ON THE COVER: Left photo: After Don Toenjes was diagnosed with mantle cell lymphoma, his wife Norma became a tireless advocate, encouraging his doctors to request compassionate use of Mozobil in his case in 2005. Mozobil enabled enough stem cells to be harvested for a successful autologous stem cell transplant. Right photo: Luciana Leng Boon, a Genzyme Research Assistant, is dedicated to developing new answers through antibody technology.

GENZYME is one of the world's leading biotechnology companies, dedicated to making a powerful difference in the lives of people with serious diseases. Founded in 1981, Genzyme has grown from a small start-up to a diversified enterprise with more than 10,000 employees in locations spanning the globe. Genzyme today provides innovative therapies to patients in more than 90 countries.

Achieving strong and sustainable growth enables us to have the greatest possible impact on more patients' lives worldwide. This is at the core of our mission.

We have grown at a strong rate—more than 20 percent—for more than a decade. We are very well positioned to continue that growth rate through 2011 and beyond.

2007 Highlights

REVENUE GROWTH

Genzyme's 2007 revenue reached $3.8 billion, a 20 percent increase over 2006. All six business units posted double-digit year-over-year revenue growth in 2007.

CASH FLOW GENERATION[1]

Genzyme generated more than $1.3 billion in cash in 2007, a 30% increase over the $1.0 billion achieved in 2006.

OPERATING LEVERAGE[1]

Genzyme used its operating leverage to deliver steadily improving earnings, exceeding a 20% compound average annual growth rate in non-GAAP EPS performance over the past decade.

PIPELINE

In early 2008, we moved the alemtuzumab MS program into phase 3 clinical studies and added mipomersen, a potential lipid-lowering therapy in late-stage development.

(Dollars in thousands, except per share data)	2007	2006	2005	2004	2003
SUMMARY OF OPERATIONS[2]					
Revenues	$ 3,813,519	$ 3,187,013	$ 2,734,842	$ 2,201,145	$ 1,574,817
Product and service gross margin	2,856,774	2,433,856	2,082,030	1,599,997	1,143,123
Operating income (loss)	653,865	(190,509)	600,862	252,913	174,012
Net income (loss)	480,193	(16,797)	441,489	86,527	94,283
Earnings per share (diluted)	$ 1.74	$ (0.06)	$ 1.65	$ 0.37	$ 0.42
FINANCIAL POSITION[2]					
Cash and investments	$ 1,460,394	$ 1,285,604	$ 1,089,102	$ 1,079,454	$ 1,227,460
Working capital	1,106,791	1,338,062	1,114,976	1,009,231	930,951
Total assets	8,301,741	7,191,188	6,878,865	6,069,421	5,004,528
Long-term obligations	186,398	879,038	1,178,975	1,064,867	1,676,091
Stockholders' equity	$ 6,612,937	$ 5,660,711	$ 5,149,867	$ 4,380,156	$ 2,936,412

1 *Non-GAAP net income (loss) excludes the following charges, net of tax ($ in millions):*

in 2002: $24.7 of amortization of intangibles and $28.4 million of other one-time charges.
in 2003: $40.9 of amortization of intangibles, $158.0 of IPR&D and $21.2 of other one-time charges.
in 2004: $69.2 of amortization of intangibles, $254.5 of IPR&D and $17.8 of other one-time charges.
in 2005: $114.8 of amortization of intangibles, $22.2 of IPR&D and $24.7 of other one-time charges.
in 2006: $132.3 of amortization of intangibles, $149.4 charge for impaired goodwill, $404.3 of IPR&D, $142.2 of FAS 123R expense, offset by $68.7 of other one-time gains.
in 2007: $129.5 of amortization of intangibles, $109.7 of IPR&D, $131.8 of FAS 123R expense and $88.7 of other one-time charges.

Cash flow generated includes non-GAAP net income less depreciation, net of tax, plus proceeds from issuance of common stock.

2 *Represents the operations and financial position of Genzyme General Division from January 1, 2000 through June 30, 2003 and the operations of Genzyme Corporation from July 1, 2003 through December 31, 2007.*

To our shareholders



HENRI A. TERMEER
President and Chief Executive Officer

It has been a very positive and eventful year for Genzyme.

In 2007, we delivered solid performance across every business in our diversified company, resulting in our fifth consecutive year of strong, profitable growth. We made significant progress in our R&D and business development efforts, strengthening our prospects both for the near and long term. Most important, during the year we reached more patients than ever worldwide with market-leading, standard-of-care treatments across a wide spectrum of medical need.

TAKING OUR SUCCESS FORWARD

Genzyme achieved strong results across every meaningful financial measure in 2007. Revenue for the year reached $3.8 billion, a 20 percent increase over the previous year's revenue of $3.2 billion. Non-GAAP earnings grew to $3.47 per share, a 25 percent year-over-year improvement. Our revenue growth and continued operating expense leverage drove net income gains over 2006.

Over the past 26 years, we have worked to build a company more capable every year of sustaining growth that benefits our patients and investors in equal measure. This gradual, sustainable approach has built value consistently.

Our confidence in that capability has grown with our business. In 2007, we made a commitment to our shareholders: We intend to grow non-GAAP earnings by a compound average rate of 20 percent from 2006 through 2011. By the end of that period, we expect to be achieving non-GAAP earnings per share of $7.00. Annual revenue is expected to reach almost $7 billion by 2012.

HOW WE WILL ACHIEVE OUR GOAL

The Genzyme business model comprises a highly diversified portfolio centered on novel, market-leading therapies with high efficacy and strong data, leveraged across a vertically integrated global infrastructure. The combination of growth from our businesses and leverage from our infrastructure is the principal engine for achieving our 20 percent growth rate commitment, and we are using this leverage to invest in the future.

Another powerful driver is Genzyme science. Each year we are proud to be recognized by some of the world's most prestigious organizations for scientific innovation. In 2007, Genzyme was awarded the U.S. National Medal of Technology, the James D. Watson Helix Award and, for the fifth consecutive year, was named a top employer of scientists by the journal *Science* and the American Association for the Advancement of Science.

To sustain our growth long term, Genzyme clinical researchers are involved currently in more than 25 phase 2


REVENUES*
(in millions)
$1,575
$2,201
$2,735
$3,187
$3,814
2003
2004
2005
2006
2007

* Refer to footnote 2 on page two.


GROSS MARGIN*
(in millions)
$1,143
$1,600
$2,082
$2,434
$2,857
2003
2004
2005
2006
2007

* Refer to footnote 2 on page two.

studies and several major pivotal trials. The strength of our scientific capability also is key in identifying and gaining maximum benefit from collaborations with other companies and acquisitions of late-stage programs or technology.

OUR UNIQUE APPROACH POSITIONS US WELL FOR THE FUTURE

It has been projected that 85 percent of pharmaceutical products in the United States could be generic by 2012. If this becomes a reality, it will mean that the remaining therapies developed will need to generate a sufficient margin to support research and development. From our industry's perspective, it will become even more critical for governments to find mechanisms to allow the economic incentives that encourage R&D investment—investment necessary to realize the enormous and growing potential of science.

To warrant the necessary margins, new therapies must demonstrate high value by solving important clinical problems with a high degree of predictability and effectiveness, which in turn will lead to the increasing importance of personalized medicine and diagnostics.

I believe Genzyme is uniquely well prepared as we move into this new era.

We have invested to develop a strong diagnostics capability that is increasingly relevant, both within our business and in the marketplace. We are committed to pursuing personalized medicine and believe strongly in our ability to link diagnostics with therapies.

On the therapeutic side, our diversified portfolio gives us a broader choice of areas in which to pursue development. We make strategic decisions based on whether a program has the potential to make an important clinical contribution, rather than whether it fits within our defined space.

A good example of this point is the strategic alliance we announced with Isis Pharmaceuticals at the beginning of 2008 to develop and commercialize mipomersen, a powerful cholesterol-lowering therapy. This therapy fits Genzyme's strategic profile perfectly.

AN EMPHASIS ON GLOBAL ACCESS

Another unique Genzyme attribute among biotechnology companies is our approach to expanding global patient access to our treatments. This priority drives ongoing development of our global manufacturing, sales and regulatory infrastructure, and it is reflected in transactions such as our 2007 acquisition of Bioenvision, Inc., which gave us worldwide rights to clofarabine.


NON-GAAP NET INCOME*
(in millions)
$314.4
$428.0
$603.2
$742.7
$940.0
2003
2004
2005
2006
2007

* Refer to footnotes 1 and 2 on page two.

Our Waterford, Ireland, manufacturing complex is one of a number of Genzyme facilities worldwide where we have invested significant capital to support and sustain our growth.



What is unique to us is our emphasis on early investment in new geographies. For example, we first opened an office in Japan in 1987, the first biotechnology company to do so. Today, we have a strong, integrated presence there. We started with a local management team in Japan to be sure we became part of the community and understood patient needs; we are building our business in Latin America, Russia, China and India with a similar approach.

In 2007, we achieved outstanding commercial growth in Latin America and expanded our infrastructure in Russia. We increased our direct commercial presence in China with Thymoglobulin and Synvisc, and in India began building our Thymoglobulin sales force. We are also investing in clinical research and academic collaborations in Asia, with trials in India for sevelamer in a new indication and a renal trial planned in China. We are currently planning a research facility in China to support future programs and began our first collaboration there to develop, commercialize and manufacture an experimental gene therapy.

PATIENTS ARE AT THE CENTER OF OUR WORLD

Perhaps the most important distinguishing factor for Genzyme is our focus on patients. Because of our heritage in rare genetic disorders with small patient populations, we are accustomed to close relationships with patients. This creates a unique perspective.

Simply put, our view is this: We succeed by taking care of patients, not by marketing drugs. For instance, we support newborn screening for lysosomal storage disorders because we know that earlier diagnosis of serious genetic diseases saves lives. We facilitated development of international standards and sponsored large pilot studies to advance the technology; we are providing the newborn screening assays without charge to government authorities for distribution.

Our commitment to patients with few or no treatment options has guided us on our journey to become who we are today; it will drive the successful achievement of our goals going forward. I thank our employees for their continued dedication, and you, our shareholders, for your support.

Sincerely,

HENRI A. TERMEER
March 28, 2008

Strong and sustainable businesses

A proven, growing portfolio.

SPREAD ACROSS FIVE THERAPEUTIC AREAS AND INCLUDING STRONG DIAGNOSTIC CAPABILITIES, GENZYME'S DIVERSIFIED PORTFOLIO BALANCES RISK WHILE HELPING A WIDE RANGE OF PATIENTS WITH SERIOUS MEDICAL CONDITIONS WORLDWIDE.

- GENETIC DISEASES
- RENAL DISEASE
- ORTHOPAEDICS / BIOSURGICAL SPECIALTIES
- ONCOLOGY / ENDOCRINOLOGY
- TRANSPLANT / IMMUNE DISEASES
- GENETICS / DIAGNOSTICS



> GENETIC DISEASES

AVERY MONDAY
Fabrazyme patient
California, U.S.A.

Avery is just like many nine-year-olds. He loves animals, video games and sports. A Fabry patient herself, Avery's mother found out he had the disease through testing while pregnant. Avery and his grandfather—who also has Fabry—share an avid interest in raising bearded dragon lizards.

Genetic Diseases

> CEREZYME® / imiglucerase for injection
> FABRAZYME® / agalsidase beta
> ALDURAZYME® / laronidase
> MYOZYME® / alglucosidase alfa

GENETIC DISEASES PIPELINE	RESEARCH	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	POSTMARKETING STUDIES
Cerezyme – product enhancements						
Fabrazyme – multiple studies						
Genz-112638 small molecule – Gaucher disease						
Acid sphingomyelinase – type B Niemann-Pick disease						
Acid sphingomyelinase – type A Niemann-Pick disease						
Myozyme – next generation						

The Genetic Disease business is Genzyme's largest and most established, focused on four innovative enzyme replacement therapies for the treatment of lysosomal storage disorders (LSDs). This unit continues to grow, driven by strong treatment efficacy and safety, global expansion and an ongoing pursuit of innovation.

Myozyme is the first and only treatment available for patients with Pompe disease. After its highly successful launch in 2006, the newest and fastest growing of our life-saving therapies continued its momentum with approval and launch in Japan in record time in 2007 and strong growth in Europe. As of the end of the year, Myozyme was approved in 36 countries. In December, we announced that our post-marketing Late Onset Treatment Study (LOTS) for Myozyme met its co-primary endpoints, confirming the benefit of this important therapy for adults with Pompe disease.

Fabrazyme is Genzyme's market-leading therapy for patients with Fabry disease. With compelling clinical data and a strong global organization, Fabrazyme has proved to be an effective and widely accepted treatment, capturing two-thirds of the international market for Fabry disease.

We expect the business to benefit from full marketing approval received in the European Union for Fabrazyme in early 2008. We continue to invest to advance our ability to treat patients at the optimal time, launching an international clinical study to better understand Fabrazyme's effect in the early stages of Fabry disease.

Cerezyme, our treatment for Gaucher disease, now exceeds $1 billion in product revenues and is available in more than 90 countries. More than 15 years after the launch of Genzyme's first Gaucher therapy, Cerezyme is still growing because of its effectiveness at meeting patients' needs. In 2007, we completed enrollment of a phase 2 trial for small molecule Genz-112638, a novel oral therapy that could provide an additional treatment option for Gaucher patients. Initial results have been encouraging—we expect to present one-year data later in 2008.

Aldurazyme, the only approved therapy for patients with mucopolysaccharidosis Type I (MPS I), also delivered strong growth in 2007. In early 2008, we announced a restructuring of our joint venture relationship with BioMarin Pharmaceutical Inc. that better aligns incentives with our respective roles in producing and marketing the product.

Renal Disease

> RENAGEL® / sevelamer hydrochloride
> RENVELA® / sevelamer carbonate
> HECTOROL® / doxercalciferol

RENAL DISEASE PIPELINE

	RESEARCH	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	POSTMARKETING STUDIES
Renvela – chronic kidney disease on dialysis	■	■	■	■	■	■
Renvela – chronic kidney disease	■	■	■	■	■	
Renvela – powder formulation	■	■	■	■	■	
GC1008 – kidney sclerosis	■	■	■	■		
Small molecule – polycystic kidney disease	■	■				
Genz-644470 – hyperphosphatemia	■	■				

With a portfolio of products and pipeline of therapies in development that are among the strongest and deepest in the marketplace, renal disease is a key area of commitment for Genzyme. We collaborate with businesses across Genzyme, including transplant, genetic diseases and cardiovascular, to maximize treatments for kidney disease patients.

Renagel, our therapy to reduce the phosphorus levels in kidney disease patients on dialysis, is the leader in a highly competitive global market. We're driving sustainable growth for Renagel by expanding worldwide availability and increasing use in current markets. Three published studies citing Renagel's clinical outcomes benefit are contributing to the success of the product—in 2007 it became the first phosphate binder in the United States to reach one million prescriptions.

Hectorol, our therapy for secondary hyperparathyroidism in kidney patients, represents entry into the chronic kidney disease (CKD) field that we're leveraging to expand globally. In the United States, Hectorol is also an important product used for the same indication in patients on dialysis. Hectorol's clinical and operating synergies are driving leverage in our sales and marketing investments, while positioning Genzyme among providers as a company offering solutions across multiple disease areas affecting their patients. We're increasing Hectorol's manufacturing efficiencies in 2008 by expanding capacity in our New Jersey and Ireland plants.

Renvela, the newest addition to our renal franchise, received U.S. approval in late 2007 and launched in early 2008. Renvela is a buffered form of Renagel that solidifies our market leadership in hemodialysis while serving as a catalyst into a much larger market: CKD patients who are not on dialysis. We have filed for approval in Brazil for dialysis patients and in Europe for the same indication as well as for patients not on dialysis. We also plan to launch Renvela in its powder formulation in Europe and will file a marketing application in the U.S. in 2008.

Kidney sclerosis, polycystic kidney disease and acute kidney injury continue to be important areas of R&D investment. GC1008 for kidney sclerosis is currently in phase 1-2 trials; we plan to file an IND for Genz 644470, a new, novel polymer phosphate binder in pre-clinical development offering advances over current therapies, by the end of 2008.



▷ RENAL DISEASE

SARAH BARON
Renagel patient, The Netherlands

Sarah's passion is her line of organic cotton clothes called "Pure Feeling" that she markets online. Diagnosed with polycystic kidney disease while pregnant in 1997, she has been on dialysis since 2004 and is on a wait list for a transplant. Her next goal? To open her own shop.



▷ ORTHOPAEDICS/BIOSURGICAL SPECIALTIES

GEORGE SARSON
Synvisc patient, Canada

George is a lifelong distance runner. He began Synvisc treatments in 2003 after severe knee pain made it difficult even to get out of bed. After six sets of injections in four years, George is back to running 50–60 miles a week.

Orthopaedics/ Biosurgical Specialties

- > **SYNVISC®, SYNVISC-ONE™** / hylan G-F 20
- > **SEPRAFILM®** / adhesion barrier for surgery
- > **CARTICEL®** / autologous cultured chondrocytes
- > **MACI®** / matrix-induced autologous chondrocyte implantation
- > **EPICEL®** / cultured epidermal autografts

ORTHOPAEDICS / BIOSURGICAL SPECIALTIES PIPELINE	RESEARCH	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	POSTMARKETING STUDIES
Synvisc-One – osteoarthritis pain relief						
Hylastan (EU) – new formulation						
Sepraspray (EU) new formulation adhesion barrier						
Next generation adhesion barrier						
Next generation osteoarthritis pain relief						
Next generation cartilage repair						

Our Orthopaedics and Biosurgical Specialties businesses demonstrate Genzyme's emphasis on important, market-leading, truly novel treatments and technology.

Synvisc, Genzyme's local-injection therapy to lubricate the knee joint for the relief of osteoarthritis (OA) pain, continues to lead the market in the United States while we expand to new global markets. We're pursuing regulatory approval of Synvisc in Japan in 2008 with a launch to follow in 2009.

Synvisc-One offers a new, single-injection option for the relief of OA knee pain. This simplified treatment could substantially expand the number of patients that can receive pain relief, while reducing the overall cost of therapy. We received approval in late 2007 for Synvisc-One in Europe and plan to file for marketing approvals in Asia, Canada and Latin America; we will continue to pursue approval for this important treatment option in the United States in 2008.

Based on a different formulation from Synvisc, Genzyme's hylastan is another single-injection viscosupplementation treatment option in development. We expect to file for marketing approval in Europe in 2008; an enhanced formulation of hylastan with an active agent will enter preclinical development in 2008 as well.

Our Biosurgical Specialties business is led by Seprafilm, a product designed to help prevent painful and sometimes debilitating adhesions after surgical procedures. Seprafilm experienced 26 percent growth in 2007. Sepraspray, a new product that could be useful both in open and laprascopic surgical procedures, is currently in a number of clinical studies in the United States and Europe, with an anticipated European launch in 2009.

Carticel and MACI are unique cell-based treatments for the repair of articular cartilage injuries of the knee. In 2007, Carticel was the first prodnct of its kind to achieve full FDA approval; MACI is currently marketed in Europe and Asia Pacific. To address new cell therapy regulations in Europe, we initiated a MACI clinical study in early 2008 aimed at gaining European approval by the end of 2012. We're evaluating U.S. market-entry strategies that leverage this study.

The FDA approved Genzyme's Epicel in late 2007, recognizing its importance as a treatment for patients with severe, life-threatening burns. Epicel is the first product of its kind to be approved in the United States.



› GENETIC DISEASES

RYAN CLARK AND HIS DAD
Myozyme patient, Illinois, U.S.A.

An energetic four-year-old, Ryan was diagnosed with Pompe disease at six months and was a patient in Myozyme clinical trials. Ryan's father, Sean Clark, refers to Myozyme as "a miracle drug." Pompe is now one of the diseases that will be included in newborn screening in Illinois.



Oncology/ Endocrinology

> CAMPATH®/MABCAMPATH® / alemtuzumab
> CLOLAR®/EVOLTRA® / clofarabine
> THYROGEN® / thyrotropin alfa for injection


ONCOLOGY / ENDOCRINOLOGY PIPELINE
RESEARCH
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
POSTMARKETING STUDIES
Campath – chronic lymphocytic leukemia
Clolar – pediatric acute lymphocytic leukemia
Clolar – adult acute myeloid leukemia
TSH – nontoxic multinodular goiter
Mozobil – tumor sensitization
Thymoglobulin – myelodysplastic syndromes
Clofarabine – myelodysplastic syndromes
GC1008 – solid tumors

Genzyme's Oncology and Endocrinology businesses comprise a number of important, novel therapies for leukemia and thyroid cancers. Each made significant progress in 2007.

The acquisition of Bioenvision, Inc. in 2007 brings us exclusive worldwide rights to clofarabine, creating a broader global platform for Genzyme cancer therapies. Clofarabine is marketed under the Clolar brand in North America and as Evoltra in Europe for the treatment of relapsed and refractory pediatric acute lymphoblastic leukemia (ALL). In 2007, we completed enrollment of a pivotal trial in the United States for clofarabine in adult acute myeloid leukemia (AML)—we expect to submit for FDA approval in the second half of 2008 and hope to begin marketing for this much-larger indication in 2009. A separate phase 3 pivotal study of clofarabine in adult AML patients aged 55 and over is underway.

Campath is the first and only humanized monoclonal antibody approved by the FDA for the treatment of B-cell lymphocytic leukemia (B-CLL). In 2007, we received marketing approval for Campath as a first-line treatment of B-CLL patients in the United States and Europe. This opens the potential for Campath to make a greater difference through use earlier in the course of the disease, more than tripling the number of patients who could benefit.

Genzyme's oncology pipeline contains a number of promising therapies, including several for solid-tumor cancers. In 2007, Genzyme clinical researchers completed enrollment in a phase 1 study in melanoma and renal cell cancer for TGF-beta antagonist GC1008, and we expect to complete phase 3 enrollment for a study of Campath in combination therapy with fludarabine for B-CLL in 2008. We also treated our first patient in a study of an oral formulation of clofarabine in myelodysplastic syndromes (MDS).

In our Endocrinology business, Thyrogen, an important adjunct to thyroid cancer therapy, continued to expand and grow revenues globally. In 2007, Thyrogen received U.S. regulatory approval for use in thyroid cancer remnant ablation. This new indication significantly expands the patient population that can benefit from Thyrogen—of the approximately 35,000 thyroid cancer cases in the United States each year, an estimated 80 to 90 percent are candidates for ablation. We also expect to complete a phase 2 study of a new formulation of recombinant human TSH in goiter in 2008.

Transplant/ Immune Diseases

› THYMOGLOBULIN® / anti-thymocyte globulin (rabbit)

TRANSPLANT / IMMUNE DISEASES PIPELINE	RESEARCH	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	POSTMARKETING STUDIES
Mozobil – stem cell transplant						
Alemtuzumab – multiple sclerosis						
Thymoglobulin – living kidney donor						
Thymoglobulin – liver transplant						
GC1008 – pulmonary fibrosis						
Hectorol – psoriasis						
Fc receptor antagonist – idiopathic thrombocytopenic purpura						

Our Transplant/Immune Diseases business is poised to begin benefiting from the anticipated launch in 2009 of Mozobil, a potential breakthrough stem cell mobilization agent for use in transplantation procedures, where having a sufficient quantity of stem cells is critical to success.

Data from phase 3 trials completed in 2007 for non-Hodgkin's lymphoma and multiple myeloma were extremely positive, showing that patients with these two types of cancer achieved more rapid and effective mobilization of stem cells in preparation for transplant than patients treated with current therapies alone. Because for these patients a transplant is sometimes their last hope for treatment, Mozobil could be a life-saving product.

We plan to file an NDA in the United States in the first half of 2008 and anticipate approval in 2009 for the first indication, stem cell mobilization for transplant. We are also planning to file in Europe with approval targeted for the second half of 2009. We intend to file in nearly 60 countries—we hope to have Mozobil approved in most of the world by 2010.

The economic benefits of Mozobil are compelling. A strong case can be made based on the significantly higher percentage of Mozobil patients who mobilize more stem cells for a transplant procedure compared with other methods. Faster and higher-volume stem-cell mobilization creates greater predictability and productivity that increases the number of patients who can proceed with the transplant and reduces costs to the system.

Early clinical and pre-clinical investigations are underway to study this important product's use in other settings—including Mozobil's ability to improve the effectiveness of chemotherapy in AML, and the role it could play in solid organ transplantation, cardiovascular disease and other major areas of medical need.

Thymoglobulin, Genzyme's standard-of-care therapy for treating and preventing acute organ rejection in renal transplant patients, saw growing demand in 2007, driven by strong medical need worldwide. With the FDA indicating satisfaction in late 2007 with our response to its warning letter earlier in the year regarding our Lyon, France, manufacturing processes, we are focused on building supply. Genzyme's new manufacturing facility in Lyon will break ground in 2008 with a plan to be delivering product by 2011. We're exploring Thymoglobulin's promise in other areas, supporting clinical studies for type-1 diabetes, myelodysplastic syndrome (MDS) and aplastic anemia in 2007.

Genetics/ Diagnostics

GENETICS PIPELINE

ONCOLOGY

- ERCC1/RRM1 – non-small cell lung cancer
- KRAS mutation analysis – colorectal cancer
- Image analysis – solid tumors
- Gene signature – colorectal cancer recurrence
- Lung cancer recurrence assay
- Multiplex predictive – hematologic malignancy

REPRODUCTIVE

- Array comparative genomic hybridization (CGH)
- Reproductive molecular assays
- Pregnancy management biomarkers

DIAGNOSTICS PIPELINE

RAPID TESTS

- CLIA waived Flu A&B
- CLIA waived Respiratory Syncytial Virus
- C. *difficile* Toxins A&B
- Candida

CLINICAL CHEMISTRY REAGENTS

- Hemoglobin A1c – diabetes
- GL-3 – renal
- KIM-1 – renal
- Cystatin C – renal

Genzyme's Genetics and Diagnostics businesses form an important and highly relevant platform that connects to the corporation's therapeutic capabilities and contributes to its success.

In addition to its stand-alone services and capabilities, Genetics provides testing relevant to Genzyme LSD products that include monitoring assays, carrier testing and diagnosis. The group also provides pathology and complex testing for Genzyme oncology clinical trials, and is working to identify and test biomarkers to help researchers distinguish between responders and non-responders.

Our Genetics business grew profitably in 2007, solidifying its reproductive testing leadership while continuing to invest in the cancer testing franchise. In reproductive testing, we introduced a number of new products, including sequential testing, which combines first and second trimester results for a more accurate risk assessment. On the oncology side, Genzyme Genetics began providing molecular testing for a Cancer and Leukemia Group B (CALGB) clinical study sponsored by the National Cancer Institute evaluating the long-term survival of chronic lymphocytic leukemia patients treated early in the course of the disease.

Genetics is uniquely positioned in an environment that has seen an increasing emphasis on personalized medicine. With 14 personalized medicine tests, Genzyme Genetics is contributing to improving physicians' ability to look at factors that help determine—and improve—care. Increasingly, the world is realizing what we have known all along: Tests can save lives, too.

In Diagnostics, 2007 was a year of record growth and profitability, and a year spent expanding connections with other Genzyme businesses. We are an increasingly important provider of raw materials, reagents and point-of-care testing for key Genzyme therapeutics, including leveraging our expertise in microbial fermentation to create raw materials for Cerezyme manufacturing and supporting clinical research in gene therapy for Parkinson's disease.

Diagnostics was integral in the development of newborn screening for genetic diseases launched in 2007. We contributed specialized design control expertise critical to the program's ability to meet compliance requirements for reagent development and manufacturing. Diagnostics will provide ongoing field support as the program moves forward.

Another key 2007 achievement was our acquisition of the diagnostics division of Diagnostics Chemicals Limited (DCL). DCL is an excellent strategic fit, bringing to Genzyme a line of 50 formulated reagents and strengthening our commercial, operational and R&D infrastructure in diagnostics.



> ONCOLOGY



> ENDOCRINOLOGY



Strong and sustainable science

A bright long-term future.

Genzyme's science and clinical research are the embodiment of the company's core emphasis on innovation for maximum patient impact. We prioritize research programs based on the degree of potential each has to change the standard of care in important, highly targeted areas of medical need.

- NEUROLOGY
- CARDIOVASCULAR
- IMMUNOLOGY
- HEMATOLOGY/ONCOLOGY



› ADVANCING MS CLINICAL TRIALS

MELANIE TALWAR-COLES
Alemtuzumab patient
United Kingdom

Diagnosed with multiple sclerosis (MS) in 1998 at age 23, Melanie quickly became dependent on others in her daily life. She was among the first to be enrolled in alemtuzumab for MS clinical trials in 2000. Today she is married with two children and happy she is able to "live again" after treatments.

RESEARCH + DEVELOPMENT

Alemtuzumab for MS, Mipomersen



In addition to Myozyme, alemtuzumab will be produced at our protein and antibody manufacturing facility in Geel, Belgium. We are in the validation phase of building capabilities for alemtuzumab production—we expect regulatory approval to manufacture both alemtuzumab and Myozyme in 2009.

In the fall of 2007, we presented data from a phase 2 clinical trial of alemtuzumab for multiple sclerosis (MS) to the 23rd Congress of the European Committee for Treatment and Research in Multiple Sclerosis. The results were powerful.

In a three-year comparison between alemtuzumab and Rebif® (interferon beta-1), patients taking alemtuzumab showed a 73 percent reduction in risk of relapse and at least a 70 percent reduction in risk for progression of clinically significant disability. These remarkable results were achieved with once-per-year dosing for alemtuzumab patients versus three times per week for interferon beta-1. Safety issues were managed—a total of six cases of immune thrombocytopenic purpura (ITP) were diagnosed and treated, with no cases diagnosed in the last 12 months of the study.

We began enrollment at trial sites worldwide in late 2007 for two phase 3 studies to compare the efficacy of alemtuzumab versus Rebif across a two-year period—again measuring alemtuzumab's comparative effect on disability accumulation and relapse rate—one in treatment-naive relapse-remitting MS patients; the other in MS patients who have experienced relapse episodes while on a currently available therapy. The trial will include a comprehensive risk management program for ITP.

Co-developed with Bayer Schering Pharma AG, Germany, alemtuzumab represents a potential blockbuster-sized opportunity to create a whole new standard of care for MS patients in a market that could reach $8–9 billion by the time the therapy would be launched in 2012.

A second powerful therapy will join the Genzyme pipeline with our alliance with Isis Pharmaceuticals: mipomersen, an exciting, novel lipid-lowering therapy currently in phase 3 development. The indication we initially plan to pursue is familial hypercholesterolemia (FH), which creates a greatly increased risk of early coronary events and sudden death. With our launch of Cholestagel in Europe in 2007, we gained valuable insight into the FH market. After appropriate clinical development, the next potential indication pursued for mipomersen will be for other patients with elevated cholesterol at high risk of cardiovascular events.

RESEARCH + DEVELOPMENT


Early-stage
promise


EARLY-STAGE PROMISE PIPELINE
RESEARCH
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
POSTMARKETING STUDIES
Gene therapy – peripheral arterial disease
Clolar – solid tumors
Gene therapy – Parkinson's disease
Tasidotin – solid tumors
Topoisomerase I inhibitors – solid tumors
Gene therapy – age-related macular degeneration
Genz-642347 – type 2 diabetes
Genz-29155 – solid organ transplant
Campath – immune-mediated diseases

Innovation drives sustainable, long-term growth. We are building upon a solid foundation of exciting early-stage programs that will continue to extend our horizon over the next decade and beyond.

In neurology, Genzyme is supporting two early-stage gene therapy programs for Parkinson's disease, including a phase 2 clinical study to develop CERE-120 with our partner Ceregene, Inc., which uses a naturally occurring gene known to protect dopamine-secreting neurons associated with Parkinson's. Other neurology programs include early preclinical research exploring the ventricular system as a means to carry proteins or gene therapies to the central nervous system to treat LSDs, amyotrophic lateral sclerosis (ALS), spinal muscular atrophy (SMA) and muscular dystrophy.

In the cardiovascular area, we're leveraging our gene therapy expertise to target arterial disease. We have made significant advances in the development and potential commercialization of Ad2/HIF-1alpha, an engineered form of the HIF-1alpha gene designed to promote growth of new blood vessels and improve circulation in peripheral arterial disease. We are currently conducting a 300-patient phase 2 clinical trial of Ad2/HIF-1alpha at 40 U.S. and European medical centers, and in 2007 entered into an agreement with Sunway Biotech Co. Ltd. to manufacture, develop and eventually commercialize this promising gene therapy in China.

In immune mediated diseases, Genzyme's early-stage development includes GC1008, our TGF-beta antagonist, for the treatment of idiopathic pulmonary fibrosis (IPF), a potentially fatal lung disease. We completed the phase 1 IPF trial in 2007 and plan to begin a phase 2 study in the second half of 2008. In addition to its oncological applications, GC1008 has the potential to find a broad application as an anti-fibrotic across a wide range of diseases such as renal and liver fibrosis.

With hematologists as a major call point for current Genzyme LSD, oncology and transplant treatments, hematology/oncology is a significant area of expertise to be leveraged in research. We are exploring novel therapies for a range of challenging diseases—including the development of an oral formulation of clofarabine in myelodysplastic syndrome (MDS). We're also in the early stages of studying Mozobil and Thymoglobulin in this same indication, and clofarabine in various leukemias.

Strong and sustainable leverage

A global team of unique, world-class talent.

A key element of Genzyme's commitment to deliver sustained earnings growth is leverage — of scientific capability to identify and deliver high-value therapies; of sales and market development capability to commercialize those therapies; of manufacturing capability to produce them with ever-improving efficiency.

In each of these areas, Genzyme capacity is really human capacity — the extraordinary talent, passion and specialized expertise of our more than 10,000 employees worldwide.

An increasingly global scientific capability supports Genzyme's commitment to create next-generation therapies and seek new indications to drive growth. Genzyme's Cambridge, U.K., research team is applying world-class antibody technology and expertise in the oncology, immune mediated disease and renal areas.

United Kingdom

Julie Little, Senior Scientist, with (from left) Anais Manin, Research Assistant, and Dominic White, Research Associate

● **GLOBAL RESEARCH AND DEVELOPMENT**




enzyme



Ireland

Declan Kelly / Senior Quality Director

● **INCREASING GLOBAL PRODUCTIVITY**

Our Waterford, Ireland, facility's multi-product, global operations exemplify the leverage opportunities vertical integration affords. As Waterford provides finishing and packaging for a growing number of Genzyme therapies, people like Declan Kelly are key to managing quality, reducing costs and increasing efficiency.

Japan

Shigetoyo Oguri / Executive Director, Regulatory Affairs

● **DEEP LOCAL MARKET PRESENCE**

Genzyme was the first U.S. biotechnology company to introduce therapeutic products in Japan without Japanese partners. Over the course of more than 20 years in Japan, Genzyme has built infrastructure and regulatory expertise—led by Shigetoyo Oguri—that have contributed to the rapid approval and launch of Aldurazyme, Myozyme and Elaprase there, all within one year.



The United States

Mary Yuska / Clinical Science Associate

● **LEVERAGING LSD BREADTH IN SALES**

Genzyme goes to market through a relatively small, highly efficient sales force with expertise across multiple therapies—a source of leverage both in marketplace coverage and cost management. After 12 years at Genzyme, Mary Yuska represents all four Genzyme LSD products: Cerezyme, Fabrazyme, Aldurazyme and Myozyme.

India

Sandeep Sahney / Managing Director

● **EXPANDING ACCESS WORLDWIDE**

Guided by knowledgeable local professionals like Sandeep Sahney and an emphasis on patient access, Genzyme is establishing a presence in India—and a number of other emerging markets—by collaborating with academic and government institutions, building infrastructure and providing Genzyme products and services that meet the region's needs.



Strong and sustainable responsibility

A commitment reaching patients worldwide.

Senior members of the Genzyme/Fiocruz research collaboration formed in Brazil to develop new treatments for neglected diseases. Pictured left to right: Rogério Vivaldi, Senior Vice President & General Manager of Latin America, Genzyme; Carlos Morel, Director, Center for Technological Development in Health (CDTS), Fiocruz; Dr. José da Rocha Carvalheiro, Vice President Research and Technological Development, Fiocruz; Paulo Braga, Vice President Clinical & Medical Affairs for Latin America, Genzyme.

› GAUCHER INITIATIVE / AFRICA

Casmira Domingos da Graça, who lives in Cape Verde, is the only person in these islands off the west coast of Africa known to have Gaucher disease. A committed teacher, she often had to miss classes because of the severity of her symptoms—no more, thanks to the Gaucher Initiative and Cerezyme.



Our mission is to make a significant positive difference in the lives of patients. The essence of that mission is to provide access to our therapies for every patient who needs it, worldwide, regardless of the patient's ability to pay. This is the first step and the first priority as we build our business.

This access-first approach drives Genzyme's commitment to providing patients with needed treatments in countries whose healthcare systems have not yet developed to the point where they can fund them. In 2007, Genzyme provided more than $110 million in drugs, at no cost to patients, in numerous countries around the world.

Through the Gaucher Initiative, a partnership with humanitarian organization Project HOPE, we have worked since 1999 to provide Cerezyme for people suffering from Gaucher disease. We currently are supporting more than 250 Gaucher patients in 19 countries. In addition to the Gaucher Initiative, we do what is necessary—in some regions, we manage free drug programs ourselves, in others we partner with local organizations—to provide important therapies at no cost.

We also reach outside of our commercial interests to participate in efforts to advance new treatments for neglected diseases such as malaria and sleeping sickness. Through the Humanitarian Assistance for Neglected Diseases (HAND) Initiative, we focus on projects where we can play a defined role in moving a promising new therapy from discovery toward clinical testing. As part of the HAND Initiative, we formed a research collaboration with Brazil's Oswaldo Cruz Foundation (Fiocruz) in 2007 with an initial focus on Chagas disease, a life-threatening infectious disease affecting millions in Latin America.

We view corporate responsibility as an expression of our commitment to patients that extends far beyond therapies. For four consecutive years, Genzyme has been included in the Dow Jones Sustainability World Index for economic, environmental and social performance because of our programs to support health and science education, environmental practices, contributions to important organizations in communities where we have facilities and a culture of volunteerism among our employees. We are highly committed to minimizing the impact our operations have on the environment—we have established a global standard for measuring and managing key aspects of environmental impact at all our facilities.

Genzyme by the Numbers, 2007:

$3.8 billion

TOTAL REVENUES

$940 million

NON-GAAP NET INCOME*

$3.47

NON-GAAP EARNINGS PER SHARE**

$1.3 billion

CASH GENERATED*

>25 %

FIVE YEAR NON-GAAP EARNINGS CAGR*

** Refer to footnote 1 on page two.*
*** Based on 271,081 diluted shares.*

SUSTAINABLE, INCREASINGLY DIVERSIFIED PRODUCT LINES


2000 REVENUES $752M*
Cerezyme
71%
Diagnostics
Renal
Other
2007 REVENUES $3,814M
Cerezyme
30%
Diagnostics
Renal
Other
Other LSDs
Biosurgery
Transplant

Represents Genzyme General division revenue through H1 2003

SUSTAINED REVENUE GROWTH

(in millions)


$ 7,000
$ 6,000
$ 5,000
$ 4,000
$ 3,000
$ 2,000
$ 1,000
$ 0
00
01
02
03
04
05
06
07
08E
09E
10E
11E
PROJECTED
OTHER*
TRANSPLANT
BIOSURGERY
RENAL
LSDs
GENETICS/Dx

Includes currently marketed products and follow on products (Synvisc/Synvisc-One, Renagel/Renvela) plus Mozobil.

* *Includes Oncology and Thyrogen*

STRONG LEVERAGE, STEADILY INCREASING RETURNS*


20%
16%
12%
8%
4%
0%
2002
2003
2004
2005
2006
2007
Return on Equity
Return on Assets

Refer to footnote 1 on page two. ROE & ROA calculated using profit before tax.

MOST-PRESCRIBED PRODUCTS BY INDICATION

PRODUCT	INDICATION	RANKING
Cerezyme*	Gaucher disease	● Number 1
Fabrazyme*	Fabry disease	● Number 1
Aldurazyme*	MPS-1 disease	● Number 1
Myozyme*	Pompe disease	● Number 1
Renagel*	Hyperphosphatemia	● Number 1
Synvisc*	Osteoarthritis pain of the knee	● Number 1
Seprafilm*	Adhesion barrier	● Number 1
Carticel*	Repair of symptomatic, cartilage defects of the femoral condyle	● Number 1
Epicel*	Skin graft for deep dermal/full thickness burns	● Number 1
Thymoglobulin*	Solid organ transplant rejection	● Number 1
Thyrogen*	Therapeutic: adjunct to radioactive iodine to ablate thyroid remnants Diagnostic: adjunct to detect recurring thyroid cancer	● Number 1
Clolar*	Relapsed/refractory pediatric ALL	● Number 1

Twelve
no.1
products

NON-GAAP EPS


$1.06
$1.39
$1.82
$2.28
$2.77
$3.47
2002
2003
2004
2005
2006
2007
CAGR = 27%*

* Refer to footnote 1 on page two.

CASH GENERATION*
(in millions)


$471.4
$628.8
$1,023.0
$978.1
$1,312.9
2003
2004
2005
2006
2007

* Refer to footnote 1 on page two.

CAPITAL EXPENDITURES
(in millions)

The 24 percent increase in capital expenditures by Genzyme in 2007 illustrated our commitment to supporting strong, sustainable growth—including investments in manufacturing capacity expansion and efficiency improvement in key locations worldwide, as well as a new, state-of-the-art science center in Framingham, MA.


$259.6
$187.4
$192.5
$333.6
$413.0
2003
2004
2005
2006
2007

CORPORATE OFFICERS

Henri A. Termeer
President and Chief Executive Officer

Mark R. Bamforth
Senior Vice President, Corporate Operations and Pharmaceuticals

John P. Butler
President, Renal

Earl M. Collier, Jr., Esquire
Executive Vice President

Zoltan Csimma
Senior Vice President, Chief Human Resources Officer

Thomas J. DesRosier, Esquire
Senior Vice President and General Counsel

Richard H. Douglas, Ph.D.
Senior Vice President, Corporate Development

Mark J. Enyedy
President, Oncology

David D. Fleming
Group Senior Vice President

Georges Gemayel
Executive Vice President

James A. Geraghty
Senior Vice President

James Kean
Corporate Controller

Alison Lawton
Senior Vice President, Regulatory Affairs and Corporate Quality Systems

Roger W. Louis, Esquire
Chief Compliance Officer

Mary McGrane
Senior Vice President, Government Relations

John M. McPherson, Ph.D.
Senior Vice President, Cell and Protein R&D

David Meeker, M.D.
President, LSD Therapeutics

Ann Merrifield
President, Genzyme Biosurgery

Richard A. Moscicki, M.D.
Senior Vice President, Medical, Clinical and Regulatory Affairs; Chief Medical Officer

Donald E. Pogorzelski
President, Diagnostic Products

Alan E. Smith, Ph.D.
Senior Vice President, Research; Chief Scientific Officer

Sandford D. Smith
Executive Vice President

Gail F. Sullivan
Treasurer

Peter Wirth, Esquire
Executive Vice President, Chief Legal Officer; Secretary

Michael S. Wyzga
Executive Vice President, Chief Financial Officer; Chief Accounting Officer

BOARD OF DIRECTORS

Henri A. Termeer
Chairman

Douglas A. Berthiaume*
Chairman, President and Chief Executive Officer, Waters Corporation
Committees: Audit (Chair), Compensation, and Nominating/Governance

Gail K. Boudreaux*
Strategic Healthcare Consultant, Former Executive Vice President, Healthcare Service Corporation
Committees: Audit and Nominating/Governance

Robert J. Carpenter*
President, Boston Medical Investors, Inc.
Committees: Compensation, and Nominating/Governance

Charles L. Cooney*, Ph.D.
Professor of Chemical and Biochemical Engineering, Faculty Director, Massachusetts Institute of Technology
Committees: Compensation (Chair), and Nominating/Governance

Dr. Victor J. Dzau*
Chancellor for Health Affairs and President and CEO, Duke University Health System
Committees: Compensation, and Nominating/Governance

Connie Mack III*
Former U.S. Senator; Chairman, H. Lee Moffitt Cancer and Research Institute; Senior Policy Advisor, King & Spalding LLP
Committees: Nominating/Governance (Chair), and Audit

Richard F. Syron*
Chairman and Chief Executive Officer, Freddie Mac
Committees: Audit and Nominating/Governance

* *Independent Directors*

DESIGN: *Dovetail Communications, Woz Design, Hartford Design* WRITING: *Dovetail Communications* PHOTOGRAPHY: *Chris Kirzeder Photography* PRINTING: *Universal Millennium*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 0-14680

GENZYME CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts (State or other jurisdiction of incorporation or organization)	**06-1047163** (I.R.S. Employer Identification No.)
500 Kendall Street **Cambridge, Massachusetts** (Address of principal executive offices)	**02142** (Zip Code)

(617) 252-7500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Genzyme Common Stock, $0.01 par value ("Genzyme Stock")	The Nasdaq Global Select Market
Genzyme Stock Purchase Rights	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of voting stock held by non-affiliates of the Registrant as of June 30, 2007: $16,917,318,368

Number of shares of Genzyme Stock outstanding as of January 31, 2008: 267,628,472

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's 2007 Annual Report are incorporated by reference into Parts I, II and IV of this Form 10-K. Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on May 22, 2008, are incorporated by reference into Part III of this Form 10-K.

NOTE REGARDING REFERENCES TO OUR COMMON STOCK

Throughout this Form 10-K, the words "we," "us," "our" and "Genzyme" refer to Genzyme Corporation as a whole, and "our board of directors" refers to the board of directors of Genzyme Corporation. We have one outstanding series of common stock, which we refer to as "Genzyme Stock."

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements, including statements regarding:

- our plans to seek marketing approvals for our products in additional jurisdictions, including Myozyme, Renvela, Thymoglobulin, Thyrogen and Synvisc-One;
- our plans and our anticipated timing for pursuing additional indications and uses for our products and services, including Synvisc, Campath, Clolar and Hectorol and for regulatory action on our U.S. submission for Synvisc-One;
- our expectations for Renvela, including our ability to use it to expand the market for our phosphate binder to patients with chronic kidney disease, or CKD, not yet on dialysis;
- our ability to develop, obtain marketing approval for and commercialize mipomersen and the timing thereof;
- our plans and anticipated timetables for pursuing marketing approvals of new products, including Mozobil;
- the timing and availability of data from clinical trials;
- the anticipated drivers for the future growth of our products, including Renvela, Hectorol and Synvisc-One;
- our estimates of the sufficiency of, and the projected timetable of approvals for, manufacturing and other facilities and production methods to support our products and services, including both the 2000 and 4000 liters larger-scale manufacturing processes for Myozyme, a second tablet formulation facility in Waterford, Ireland, and our existing and planned Lyon, France facilities for Thymoglobulin production;
- our assessment of competitors and potential competitors and the anticipated impact of potentially competitive products on our revenues;
- our estimates of the potential markets for our products and services;
- our ability to meet the expected demand for our products, including Thymoglobulin and our ability to optimize the U.S. supply of Myozyme;
- Cerezyme's future contribution to revenues;
- our intention to pursue our rights with respect to insurance coverage for our settlement of a class action lawsuit under a director and officer liability insurance program;
- our assessment of the outcome, timetables and financial impact of litigation and other governmental proceedings and the potential impact of unasserted claims;
- the sufficiency of our cash, cash equivalents, short- and long-term investments and cash flows from operations;
- our U.S. and foreign income tax audits, including our provision for liabilities and our assessment of the impact of settlement of the Internal Revenue Service, commonly referred to as the IRS, and foreign tax disputes;

- our estimates of the cost to complete and estimated commercialization dates for our in-process research and development, or IPR&D, programs;
- our expected future revenues, operations, expenditures, allocations and expenses, and the assumptions underlying those estimates;
- our plan to seek the inclusion of additional study results in the Myozyme label;
- our assessment of the deductibility of goodwill;
- our projected future earnings and earnings per share;
- our assessment of the impact of recent accounting pronouncements, including Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards No., or FAS, 157, regarding fair value measurements, FAS 159, regarding the fair value option for financial assets and financial liabilities and Emerging Issues Task Force, or EITF, Issue No. 07-3, regarding accounting for nonrefundable advance payments for goods or services used in future research and development activities;
- our sales and marketing plans;
- our expected future contingent payments due to Synpac (North Carolina), Inc., or Synpac;
- our expected future payments to Isis Pharmaceuticals, Inc., or Isis; and
- our expected future payments related to our acquisitions, including milestone and royalty payments to the former shareholders of Surgi.B Chirugie et Medicine SAS, or Surgi.B, Wyeth, and Verigen AG, or Verigen, and employee benefits and leased facilities acquired from AnorMED Inc., or AnorMED, and the expected timing of these payments.

These statements are subject to risks and uncertainties, and our actual results may differ materially from those that are described in this report. These risks and uncertainties include:

- our ability to successfully complete preclinical and clinical development of our products and services;
- our ability to secure regulatory approvals for our products, services and manufacturing facilities, and to do so in the anticipated timeframes;
- the content and timing of submissions to and decisions made by the United States Food and Drug Administration, commonly referred to as the FDA, the European Agency for the Evaluation of Medicinal Products, or EMEA, and other regulatory agencies related to our products and the facilities and processes used to manufacture our products (including FDA approval of larger-scale manufacturing of Myozyme);
- our ability to manufacture sufficient amounts of our products for development and commercialization activities and to do so in a timely and cost-effective manner, including our ability to manufacture Thymoglobulin that meets product specifications and in quantities to meet projected market demand;
- our ability to satisfy the post-marketing commitments made as a condition of the marketing approvals of Fabrazyme, Aldurazyme, Myozyme and Clolar;
- our reliance on third parties to provide us with materials and services in connection with the manufacture of our products;
- our ability to obtain and maintain adequate patent and other proprietary rights protection for our products and services and successfully enforce these proprietary rights;

- the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize our products and services;
- the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services, including growth projections;
- market acceptance of our products and services in expanded areas of use and new markets;
- our ability to identify new patients for our products and services;
- our ability to successfully complete a transaction with Isis on the timeframes and terms disclosed;
- our ability to increase market penetration both outside and within the United States of our products and services;
- the accuracy of our information regarding the products and resources of our competitors and potential competitors;
- the availability of reimbursement for our products and services from third party payors, the extent of such coverage and the accuracy of our estimates of the payor mix for our products;
- our ability to effectively manage wholesaler inventories of our products and the levels of their compliance with our inventory management programs;
- our ability to establish and maintain strategic license, collaboration and distribution arrangements and to successfully manage our relationships with licensors, collaborators, distributors and partners;
- the continued funding and operation of our joint ventures by our partners;
- our use of cash in business combinations or other strategic initiatives;
- the resolution of the dispute with our insurance carriers regarding our claim for coverage under a director and officer liability insurance program;
- the initiation of legal proceedings by or against us;
- the impact of changes in the exchange rate for the Euro and other currencies on our product and service revenues in future periods;
- our ability to successfully integrate the businesses we acquired from Bioenvision, Inc., or Bioenvision, and AnorMED;
- the number of diluted shares of our stock considered outstanding, which will depend on business combination activity and our stock price;
- the estimates and input variables used in accounting for stock options and the related stock-based compensation expense;
- the outcome of our IRS and foreign tax audits; and
- the possible disruption of our operations due to terrorist activities, armed conflict, severe climate change or outbreak of diseases such as severe acute respiratory syndrome (SARS) or avian influenza, including as a result of the disruption of operations of regulatory authorities, our subsidiaries, manufacturing facilities, customers, suppliers, distributors, couriers, collaborative partners, licensees and clinical trial sites.

We have included more detailed descriptions of these and other risks and uncertainties in Item 1A, "Risk Factors," of this report. We encourage you to read those descriptions carefully. We caution investors not to place substantial reliance on the forward-looking statements contained in this report.

These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements.

NOTE REGARDING INCORPORATION BY REFERENCE

The U.S. Securities and Exchange Commission, commonly referred to as the SEC, allows us to disclose important information to you by referring you to other documents we have filed or will file with them. The information that we refer you to is "incorporated by reference" into this Form 10-K. Please read that information.

NOTE REGARDING TRADEMARKS

Genzyme®, Cerezyme®, Ceredase®, Fabrazyme®, Thyrogen®, Myozyme®, Renagel®, Renvela®, Campath®, MabCampath®, Clolar®, Evoltra®, Thymoglobulin®, Synvisc®, Synvisc-One®, Sepra®, Seprafilm® and Hectorol® are registered trademarks, and Mozobil™ is a trademark, of Genzyme or its subsidiaries. WelChol® is a registered trademark of Sankyo Pharma, Inc. Aldurazyme® is a registered trademark of BioMarin/Genzyme LLC.

TABLE OF CONTENTS

PAGE

PART IV

PART I

ITEM 1. BUSINESS

Introduction

We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our broad product and service portfolio is focused on rare disorders, renal diseases, orthopaedics, organ transplant, diagnostic and predictive testing, and cancer. We were formed as a Delaware corporation in June 1981 and became a Massachusetts corporation in 1991. We are organized into six financial reporting units, which we also consider to be our reporting segments:

- Renal, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure. The unit derives substantially all of its revenue from sales of Renagel (including sales of bulk sevelamer) and Hectorol;
- Therapeutics, which develops, manufactures and distributes therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics, such as Thyrogen. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme, Myozyme and Thyrogen;
- Transplant, which develops, manufactures and distributes therapeutic products that address pre-transplantation, prevention and treatment of graft rejection in organ transplantation and other hematologic and auto-immune disorders. The unit derives substantially all of its revenue from sales of Thymoglobulin;
- Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc, the Sepra line of products, Carticel and Matrix-induced Autologous Chondrocyte Implantation, or MACI;
- Genetics, which provides testing services for the oncology, prenatal and reproductive markets; and
- Oncology, which develops, manufactures and distributes products for the treatment of cancer, with a focus on antibody- and small molecule-based therapies. The unit derives substantially all of its revenue from sales and royalties received on sales of Campath and Clolar and from the reimbursement of Campath development expenses.

We report the activities of our diagnostic products, bulk pharmaceuticals and cardiovascular business units under the caption "Other." We report our corporate, general and administrative operations and corporate science activities under the caption "Corporate."

Products and Services

Renal

Renagel (sevelamer hydrochloride)/ Renvela (sevelamer carbonate). Renagel is a non-absorbed, calcium-free, metal-free phosphate binder indicated for the control of serum phosphorus in patients with chronic kidney disease (CKD) on hemodialysis. In October 2007, our label was expanded for use in CKD patients on dialysis, which includes both hemodialysis and peritoneal dialysis. Three formulations of the product have been approved for sale in the United States—the 403 mg. capsules were launched in the fourth quarter of 1998, and the 400 and 800 mg. tablets were launched in September 2000. We ceased marketing the 403 mg. capsules in 2004. Renagel was approved for sale in Israel in 1999, the European Union and Canada in 2000, Brazil in 2002, Japan in 2003, Argentina and

Australia in 2005, Chile and Peru in 2006, and Mexico in 2007. In the United States, there are an estimated 374,000 end-stage renal disease patients, approximately 90% of whom receive a phosphate control product. There are also an estimated 324,000 end-stage renal disease patients in Europe, 65,000 in Brazil, 19,700 in Canada and 258,000 in Japan. We are now marketing the product in over 50 countries.

We market Renagel tablets in the United States, Europe, Canada, Latin America and Australia directly to nephrologists through a dedicated sales force. In the United States, approximately 85%—90% of our Renagel sales are made to three large wholesalers. These wholesalers distribute Renagel to retail pharmacies, hospitals and other providers of medication to patients. Chugai Pharmaceutical Co., Ltd. and its partner, Kirin Brewery Co., Ltd., have rights to develop and market Renagel in Japan, China and other Pacific Rim countries. Our sales of Renagel (including sales of bulk sevelamer), totaled $602.7 million, or 16% of our total revenue in 2007, $515.1 million, or 16% of our total revenue in 2006, and $417.5 million, or 15% of our total revenue in 2005.

In early 2007, *Kidney International* published findings from the Renagel in New Dialysis, or RIND, study that demonstrated a significantly lower rate of death among patients treated with Renagel from the time they began dialysis compared with those using calcium-based phosphate binders. Also published in *Kidney International* in August 2007, were the results of the Dialysis Clinical Outcomes Revisited study, or DCOR, a three-year trial involving more than 2,100 patients on hemodialysis. DCOR was conducted to compare the difference in outcomes for patients receiving Renagel with those using calcium-based phosphate binders. This is the largest prospective dialysis outcomes study conducted to evaluate the ability of Renagel to improve patient mortality and morbidity. While the study did not meet its primary endpoint of a statistically significant reduction in all cause mortality, in a pre-specified secondary analysis, Renagel demonstrated a significant reduction in all cause mortality in patients 65 years of age or older. Additionally, the mean number of hospitalizations and hospital days were lower in the Renagel-treated arm. For patients remaining on study for at least two years, a difference in mortality emerged favoring the Renagel patients. These studies, in combination with previously completed studies, provide a significant body of evidence helping to demonstrate the effectiveness of Renagel.

In the fourth quarter of 2007, the FDA granted marketing approval for Renvela tablets for the control of serum phosphorus in patients with CKD on dialysis, including both hemodialysis and peritoneal dialysis. Renvela is a next-generation version of Renagel and will initially be available as 800 mg tablets. Renvela offers all of the advantages of Renagel with the added benefit of a carbonate buffer. In a clinical study comparing Renvela to Renagel in patients on hemodialysis, both drugs demonstrated equivalent control of serum phosphorus to within Kidney Disease Outcomes Quality Initiative, or KDOQI, recommended ranges. Patients on Renvela, however, were more likely to maintain bicarbonate levels within the recommended KDOQI ranges, and had a lower incidence of gastrointestinal adverse events. We plan to pursue regulatory approvals for Renvela in Europe, Latin America and in other markets internationally. While Renagel will remain available for a period of time, our long-term goal is to transition patients to Renvela.

We also completed a study comparing a powder form of Renvela dosed three times per day to Renagel tablets dosed three times per day in patients on hemodialysis. This study met its primary endpoint of achieving equivalent phosphorus control in patients treated with both Renvela and Renagel. We expect to file for approval of the powder form of Renvela, which may represent a promising alternative for patients with CKD by making it easier for patients to comply with their prescribed treatment program, in the first half of 2008.

In the third quarter of 2007, we participated in the FDA's Cardiovascular and Renal Products Advisory Committee meeting. During this meeting, the committee recommended that the FDA extend the indications for phosphate binder use in pre-dialysis patients with hyperphosphatemia. We have successfully completed a study with Renvela in CKD patients not on dialysis, and we plan to continue to work with the FDA on the appropriate regulatory path forward to achieve approval of Renvela for this patient population.

Hectorol (doxercalciferol). We added Hectorol to our product portfolio in July 2005 through our acquisition of Bone Care International, Inc., or Bone Care. Hectorol is a line of vitamin D_2 pro-hormone products that are indicated for the treatment of secondary hyperparathyroidism in patients with stages 3 and 4 CKD (0.5 mcg and 2.5 mcg capsules) and in patients with stage 5 CKD on dialysis (2.5 mcg capsules and injection). Hectorol provides significant parathyroid hormone (PTH) reductions with minimal impact on calcium and phosphorus levels. Three formulations of the product have been approved for commercial sale in the United States—the 2.5 mcg capsules were approved in 1999, the 0.5 mcg capsules were approved in 2004 and the intravenous formulation was approved in 2000. We received approval on Hectorol 2.5 mcg and 0.5 mcg capsules in Argentina in 2007 and expect to launch in that country in early 2008.

We market Hectorol in the United States through a direct sales force focused on nephrologists. Approximately 85%—90% of our U.S. Hectorol capsule sales are made to three large wholesalers, who then sell and distribute the product to retail pharmacies, hospitals and other providers of medication to patients. For Hectorol IV, approximately 85%—90% of our sales are made to three primary wholesalers who then sell and distribute the product to dialysis chains and hospitals. In the United States, approximately 65% of end-stage renal disease patients receive Vitamin D. We estimate that there are more than 2.5 million patients in the United States with stage 3 and stage 4 CKD who have elevated PTH levels, although only a much smaller number of patients are being treated for the condition. In December 2006, Dr. Francesca Tentori *et al* published data in *Kidney International* distinguishing Vitamin D analogs. These findings suggest that treatment with Vitamin D analogs provides a significant advantage for dialysis patients and that the newer generation of D_2 analogs, such as Hectorol, appear to have survival advantages over older analogs such as calcitriol.

In 2007, Genzyme filed an IND for the use of Hectorol in psoriasis patients. We plan to initiate a clinical trial in this indication in early 2008.

Therapeutics

Our Therapeutics segment currently has six therapeutic products on the market and several other therapeutic products in varying stages of development. The chart set forth below provides summary information on five of these products as of February 1, 2008.

Product	Indication	Status
Cerezyme/Ceredase	Type 1 Gaucher disease; Type 3 Gaucher disease (Cerezyme/European Union only)	Ceredase sold commercially since 1991; Cerezyme marketed since 1994; marketing approval received and commercial sales in 56 countries
Fabrazyme	Fabry disease	Marketed in the European Union since 2001, the United States since 2003, and Japan since 2004; marketing approval received in 47 countries and commercial sales in 37 countries; post-marketing commitments in Europe have been completed; several post-marketing commitments on-going
Thyrogen	Adjunctive diagnostic agent in the follow-up of patients with well-differentiated thyroid cancer	Marketed in the United States since 1998, Brazil since 2000 and the European Union since 2001; marketing approval received and commercial sales in 58 countries
	Adjunctive therapy in ablation of remnant thyroid tissue	Marketing approval received in the European Union and Australia in March 2005, Brazil in 2006 and in the United States in 2007
Myozyme	Pompe disease	Received marketing approval in the European Union in March 2006, in the United States in April 2006, in Canada in August 2006 and in Japan in April 2007; marketing approval received in 36 countries and commercial sales in 32 countries; several post-marketing commitments ongoing; regulatory submissions filed and under review in Switzerland, Argentina, Colombia, Australia and Korea with several more planned for submission in 2008
Aldurazyme	Mucopolysaccharidosis I (MPS I)	Marketed in the United States and the European Union since 2003; marketing approval received in 54 countries and commercial sales in 37 countries; several post-marketing commitments on-going

Cerezyme, Fabrazyme, Myozyme and Aldurazyme are each aimed at treating LSDs with patient populations of less than 10,000 worldwide. Additional details on our Therapeutic products are set forth below.

Cerezyme (imiglucerase). We are marketing Cerezyme as an enzyme replacement therapy for the treatment of Gaucher disease, an LSD that is caused by a deficiency in the enzyme glucocerebrosidase, which causes fatty deposits to build up in certain organs and bones leading to a wide variety of symptoms, including anemia, spleen and liver enlargement and bone deterioration. Treatment with Cerezyme enzyme replacement therapy currently represents the only safe and effective enzyme replacement therapy approved for treatment of Type 1 Gaucher disease. In the European Union,

Cerezyme is also approved for the treatment of patients who exhibit clinically significant, non-neurological manifestations of the disease (Type 3 Gaucher disease).

We market Cerezyme directly to physicians, hospitals and treatment centers worldwide through a highly specialized sales force. Our results of operations are highly dependent on sales of this product, although our dependence is lessening as we diversify our product portfolio. Sales of Cerezyme totaled $1.1 billion, or 30% of our total revenue in 2007, $1.0 billion, or 32% of our total revenue in 2006, and $932.3 million, or 34% of our total revenue in 2005.

Fabrazyme (agalsidase beta). We have developed Fabrazyme, a recombinant form of the human enzyme alpha-galactosidase, as a treatment for Fabry disease. Fabry disease is an LSD that is caused by a deficiency of the enzyme alpha-galactosidase A, which leads to the progressive accumulation of lipids within cells of the kidneys, heart and other organs. In agreement with the FDA and EMEA, we undertook a number of post-marketing commitments, and have completed a phase 4, multi-national, multi-center, double-blind placebo-controlled study. The EMEA approved new labeling for Fabrazyme based largely on the results from the phase 4 study in mid-2005. In January 2007, the results of this trial were published in the *Annals of Internal Medicine.* In May 2007, the data from the phase 3 extension trial were also published. This data showed that Fabrazyme stabilizes renal function in Fabry patients over a 54 month period. In early 2008, the EMEA granted full marketing authorization for Fabrazyme, making it the only product on the market for Fabry disease to earn this designation in the European Union. Because kidney failure is associated with Fabry disease, Fabrazyme is sold by our existing LSD and Renal sales forces.

Thyrogen (thyrotropin alfa). Thyrogen is an adjunctive diagnostic agent used in the follow-up of patients with well-differentiated thyroid cancer. We developed this product to allow patients to continue taking their thyroid hormone supplements while they are being screened for residual or recurring thyroid cancer. This helps patients avoid the debilitating effects of hypothyroidism, increasing the likelihood that they will seek follow-up treatment, and ultimately improve the likelihood of early detection of any recurrent disease, which can improve the success rate of subsequent treatment. In the United States and the European Union, physicians order over 200,000 thyroid cancer screening tests per year.

In December 2007, we received FDA approval to market Thyrogen as an adjunctive treatment for ablation or destruction of thyroid remnants in patients who have undergone removal of their thyroid for the treatment of well-differentiated thyroid cancer. This indication compliments the diagnostic use of Thyrogen in that it enables use for an additional stage of thyroid cancer management. As in its diagnostic use, Thyrogen allows patients to remain on thyroid hormone therapy while undergoing radioiodine ablation, thus helping prevent the debilitating effects of hypothyroidism. Another advantage to Thyrogen use is that the patients taking it clear radioiodine more rapidly from their system than do patients receiving thyroid hormone withdrawal. Approximately 35,000 ablation procedures are performed annually in the United States and European Union combined, and we believe that Thyrogen has the potential to be used in up to 80% of these procedures.

Thyrogen is promoted by a dedicated sales force, and sold to hospitals and doctors' offices through distributors in the United States, the European Union, Latin America and Asia. We currently are pursuing additional market or expanded indication approvals for Thyrogen and anticipate approvals in Japan, Canada, Colombia, Peru, Uruguay, South Korea, Singapore, Taiwan and Thailand.

Myozyme (alglucosidase alfa). We are marketing Myozyme as a therapy for Pompe disease, a progressive and often fatal muscle disease resulting from an inherited enzyme deficiency. Pompe disease manifests as a broad spectrum of clinical symptoms, with variable rates of progression ranging from rapidly progressive and often fatal within the first year of life to relentlessly progressive resulting in significant morbidity and premature mortality. Myozyme is the first and only treatment approved for Pompe disease and is indicated for all patients with the disorder. Myozyme specifically targets the underlying cause of Pompe disease by replacing the enzyme that is absent or deficient.

A randomized, double blind, placebo controlled, multi-center, multi-national clinical trial on juvenile and adult patients was completed in late 2007 and met both of its co-primary efficacy endpoints. The co-primary endpoints were functional endurance as measured by the 6 minute walk and pulmonary function as measured by percent predicted forced vital capacity. We are completing the full analysis of the study results and plan to submit in the United States and European Union in the second half of 2008 for potential inclusion of the results in the Myozyme product labeling.

Aldurazyme (laronidase). In 1998, we formed a joint venture with BioMarin Pharmaceutical Inc., or BioMarin, to develop and market Aldurazyme, a recombinant form of the human enzyme alpha-L-iduronidase, to treat an LSD known as MPS I. MPS I is a progressive, debilitating, and often life-threatening disease, which encompasses a wide and continuous spectrum of clinical presentations, historically classified as "Hurler," "Hurler-Scheie" and "Scheie" syndromes. In 2003, Aldurazyme received marketing approval in both the United States and the European Union. We market Aldurazyme directly to physicians in the United States through our LSD sales force. In Europe, Latin America and Asia, sales of Aldurazyme are undertaken by the local sales and marketing teams and are being realized on a country-by-country basis as pricing and reimbursement approvals are obtained. Applications for Aldurazyme marketing approval are currently pending in several countries in Latin America, Central and Eastern Europe, and the Asia-Pacific rim. Through 2007, Aldurazyme revenues were recorded by the joint venture. We included our portion of the net income (loss) of BioMarin/Genzyme LLC in equity in income of equity method investments in our consolidated statements of operations.

Effective January 1, 2008, we restructured the relationship regarding the manufacturing and commercialization of Aldurazyme by entering into several new agreements. BioMarin/Genzyme LLC will no longer engage in commercial activities related to Aldurazyme and will solely hold the intellectual property relating to Aldurazyme and other collaboration products and engage in research and development activities that are mutually selected and funded by BioMarin and us, the costs of which will be shared equally.

Under the restructured relationship, BioMarin/Genzyme LLC will license all intellectual property relating to Aldurazyme and other collaboration products on a royalty-free basis to BioMarin and us. BioMarin will hold the manufacturing rights and we will hold the global marketing rights and we will pay BioMarin a tiered payment ranging from 39.5% to 50% of worldwide net product sales of Aldurazyme.

Transplant

This business segment includes three marketed products, as well as product candidates in the research and development stages that we acquired through our acquisition of SangStat Medical Corporation, or SangStat, in the third quarter of 2003 and our acquisition of AnorMED in the fourth quarter of 2006. Set forth below is a discussion of the marketed product that is the primary revenue driver for the Transplant segment.

Thymoglobulin (anti-thymocyte globulin, rabbit). Thymoglobulin is an immunosuppressive polyclonal antibody that suppresses certain types of immune cells responsible for acute organ rejection in transplant patients. Thymoglobulin was approved in the United States in December 1998, we market Thymoglobulin in the United States for the treatment of acute rejection of renal transplants. In Canada, we have marketed Thymoglobulin since 2003 for both the prevention and treatment of acute rejection of renal transplants. More kidney transplants are performed in the United States than any other organ transplant, with over 17,000 transplants performed in 2006. Of this number of renal transplants, the United Network for Organ Sharing estimates that acute immunosuppressant therapies such as Thymoglobulin were used in greater than 70% of such procedures.

In the European Union, Thymoglobulin has a broader approved label which allows us to market it for a wider variety of approved uses, including the prevention and treatment of rejection in solid organ transplants, the prevention and treatment of graft versus host disease, and the treatment of aplastic anemia, a disease that affects the production of mature, functional blood cells. Thymoglobulin also has a similarly broad label in several Asian and Latin American countries. Thymoglobulin was launched in Mexico and we have filed for marketing approval of Thymoglobulin in Japan, Costa Rica, Australia, New Zealand and the United Kingdom. We sell Thymoglobulin in 51 countries through a direct sales force or through distributors to transplant centers for use by transplant surgeons, nephrologists, hematologists and oncologists.

We are completing the one year follow-up of a phase 2 trial of Thymoglobulin in liver transplantation to prevent rejection and delay of the introduction of calcineurin inhibitors in patients with renal dysfunction prior to liver transplant. In collaboration with the Immune Tolerance Network, we have initiated a phase 2 trial to evaluate the effects of Thymoglobulin on preserving beta-cell function in patients with new onset Type 1 diabetes mellitus. We have initiated phase 2 clinical trials in North America and Europe evaluating the use of Thymoglobulin in the treatment of immune mediated bone marrow failure associated with myelodysplastic syndromes.

Biosurgery

Synvisc (hylan G-F 20). Synvisc is a biomaterial-based product derived from hyaluronan used to treat the pain associated with osteoarthritis of the knee. An estimated 8 to 9 million of the approximately 14 million people in the United States with osteoarthritis of the knee may be candidates for treatment with Synvisc. Synvisc is sold commercially in over 60 countries, both directly and through marketing and distribution arrangements.

We have been investing in research and clinical trials to expand the use of Synvisc to additional joints and through next-generation approaches. In Canada, Synvisc is approved for the treatment of pain associated with osteoarthritis of the hip, and in the European Union, Synvisc is approved for the treatment of pain associated with osteoarthritis of the hip, ankle and shoulder.

In December 2007 we received approval to market Synvisc-One, a single-injection regimen of Synvisc, in the European Union. In November 2007, we received a response letter from the FDA requesting additional analyses and data regarding our marketing application for Synvisc-One in the United States. We plan to respond to the FDA in the first half of 2008 and expect regulatory action on our application in the second half of 2008.

Sepra Products. The Sepra family of products is aimed primarily at preventing adhesions (internal scar tissue) following various surgical procedures in areas of the body such as the abdomen and pelvis. These products are produced from biomaterials derived from hyaluronan. We market the Sepra products primarily through a direct sales force in the United States, France and Australia, and primarily through distribution arrangements in Japan and the rest of the world. Our Sepramesh IP hernia mesh product is marketed by Davol, Inc., a subsidiary of C.R. Bard, Inc., under a license agreement.

Seprafilm, the first marketed product and largest by sales volume of the Sepra family, is the only FDA-approved product clinically proven to reduce the incidence, extent and severity of postsurgical adhesions in both the abdomen and pelvis. There are approximately 2 million applicable abdominal and pelvic procedures performed annually in the United States, including 1.1 million Caesarean sections, a largely untapped market.

Genetics

We develop and provide complex reproductive testing services primarily in the United States and Japan. In the United States, we also offer diagnostic services for reproductive markets (primarily pre-natal, post-natal and infertility areas) and for the oncology market. We also offer genetic counseling services focused in the reproductive area. We offer several types of testing—the most significant are cytogenetic testing, molecular genetic (DNA) testing, immunohistochemistry testing, flow cytometry testing and biochemical testing. These services are promoted through a direct sales force in the United States, with testing performed in our eight major clinical laboratories located throughout the United States. We service the Japanese market through a direct sales force and distributors, with testing primarily performed in U.S. laboratories.

Oncology

Campath (alemtuzumab). Campath is indicated as a single agent for the treatment of B-cell chronic lymphocytic leukemia (B-CLL). In September 2007, the FDA approved a supplemental biologics license application (sBLA) for Campath and approved expanded labeling for Campath to include first-line treatment of B-CLL. We estimate that there are over 13,000 patients in the United States now eligible to receive the product. In December 2007, we also received European approval of an expanded indication. Campath is marketed by Bayer HealthCare Pharmaceuticals Inc. (Bayer) in the United States as Campath and outside the United States as MabCampath. The product is sold commercially in over 60 countries.

Alemtuzumab for Multiple Sclerosis. Together with Bayer, we have begun enrolling patients in two phase 3 trials to measure alemtuzumab's comparative effect on disability accumulation and relapse rate versus Rebif across a two year period. One study includes previously untreated patients and one includes patients whose disease remains active following treatment with an approved therapy.

Clolar (clofarabine). Clolar is indicated in the United States for the treatment of pediatric patients 1 to 21 years old with relapsed or refractory acute lymphoblastic leukemia (ALL) after at least two prior regimens. An estimated 300 children experience a second relapse and require therapy every year in the United States. We market clofarabine under the brand name Clolar in North America. In October 2007, with our acquisition of Bioenvision, we acquired worldwide rights to clofarabine. Clofarabine has approval in 27 European countries for the treatment of pediatric ALL patients who have relapsed or are refractory after receiving at least two prior regimens and where there is no other treatment option anticipated to result in a durable response. We market clofarabine primarily through a direct sales force focused on hematologists and oncologists in the hospital setting, except in Australia and New Zealand where the product is marketed by a distributor.

We are developing the intravenous formulation of Clolar for significantly larger indications, including first-line and relapsed or refractory acute myeloid leukemia (AML) in adults. We are also developing an oral formulation of Clolar and have initiated clinical trials for the treatment of myelodysplastic syndrome (MDS). Clolar has been granted orphan drug status for ALL and AML in both the United States and European Union.

Competition

We are engaged in segments of the human healthcare products and services industry that are extremely competitive. Our competitors in the United States and elsewhere include major pharmaceutical, biotechnology, diagnostic testing and medical device companies. Some of these competitors may have more extensive research and development, regulatory, manufacturing, production, and sales and marketing capabilities. Some competitors may have greater financial resources. These companies may succeed in developing products and services that are more effective than any that we have or may develop and may also prove to be more successful than we are in manufacturing, marketing and selling products and services. In addition, technological advances or different approaches developed by one or more of our competitors may render our products and services obsolete, less effective or uneconomical. Each of our products and services faces different competitive challenges, and we describe many of them below.

Renal

Renagel/Renvela. Renagel and Renvela are phosphate binders for the treatment of hyperphosphatemia. Renagel is the most prescribed phosphate binder in the United States. Phosphate binders are currently the only available treatment for hyperphosphatemia, or elevated serum phosphorus levels in CKD patients on dialysis. There are several phosphate binder options available, including PhosLo®, a prescription calcium acetate preparation sold by Fresenius Medical Care, and Fosrenol®, a prescription lanthanum carbonate sold by Shire. Other products used as phosphate binders include over-the-counter calcium-based antacids such as TUMS® and metal-based options such as aluminum and magnesium. The doses necessary for calcium products to achieve adequate reductions in phosphate absorption can lead to harmful side effects such as hypercalcemia. Evidence suggests that increasing doses of calcium-based binders may lead to cardiac calcification. Aluminum hydroxide, a metal-based treatment option, is more effective at lowering phosphorus, but it is infrequently used because aluminum absorbed from the intestinal tract accumulates in the tissues of patients with chronic kidney failure, causing aluminum-related osteomalacia, anemia and dementia. Another metal-based option, Shire's Fosrenol, marketed in the U.S. and some European countries, is an effective phosphate binder but with limited long-term safety data. Several animal studies suggest lanthanum absorption may lead to harmful toxicities.

Hectorol. Dialysis providers typically select which therapy a CKD patient receives to treat secondary hyperparathyroidism based on safety, efficacy and cost. Abbott Laboratories, Inc., or Abbott, markets intravenous calcitriol (brand name Calcijex®) and intravenous paricalcitol (brand name Zemplar®) for end-stage renal disease patients. Current intravenous versions of these drugs are approved to manage secondary hyperparathyroidism in end-stage renal disease patients in the United States, Europe, and in major Latin American markets. A number of companies have launched or are planning to launch generic intravenous calcitriol in the United States. In 2005, Abbott received approval to market oral paricalcitol (Zemplar) in the United States for patients with stages 3 and 4 CKD. Since 2004, Amgen, Inc. has been marketing in the United States an oral calcimimetic agent for the treatment of secondary hyperparathyroidism in patients with CKD on dialysis. The majority of patients studied on this calcimimetic agent were also taking Vitamin D hormone to treat secondary hyperparathyroidism. Roche Pharmaceuticals, a division of F. Hoffman-LaRoche Ltd. (Roche), markets oral calcitriol (brand name Rocaltrol®) and Teva Pharmaceuticals Industries Ltd., or Teva, markets generic oral calcitriol in the United States to manage secondary hyperparathyroidism in CKD patients. These two products are approved in the United States for the treatment of elevated parathyroid hormone in both end-stage renal disease and pre-dialysis CKD.

Therapeutics

Cerezyme. Zavesca® is currently the only other marketed product aimed at treating Gaucher disease. Zavesca is a small molecule oral therapy developed by CellTech Group plc, which was acquired by UCB S.A. in 2004, and marketed by Teva in Israel and Actelion Ltd. in the United States and the European Union. Zavesca has been approved for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. To date, virtually all Gaucher disease patients who have received enzyme therapy have experienced strong clinical benefits with few side effects, so we do not expect the competition from Zavesca to have a significant impact on our sales of Cerezyme. We are aware of other on-going development efforts directed towards the treatment of the disease. Shire Pharmaceuticals Group plc is conducting a phase 3 clinical trial for its gene-activated human glucocerebrosidase (GA-GCB) product. In addition, Protalix Biotherapeutics Ltd. has initiated a phase 3 trial with their plant-derived human glucocerebrosidase (prGCB) therapy (expressed and purified in a bioreactor system from transformed carrot cells). Lastly, Amicus Therapeutics, Inc. is conducting two phase 2 trials using Plicera, an experimental oral pharmacological chaperone for the treatment of Gaucher disease. Other competitors could develop competitive products based on protein replacement therapy, small molecule or gene therapy approaches. Orphan drug status for Cerezyme, which provided us with exclusive marketing rights for Cerezyme in the U.S. for seven years, expired in 2001. However, we continue to have patents protecting our method of manufacturing Cerezyme until 2010 and the composition of Cerezyme as made by that process until 2013.

Fabrazyme. Fabrazyme has marketing exclusivity in the United States until 2010 due to its orphan drug status. Replagal®, Shire's enzyme replacement therapy for Fabry disease, competes with Fabrazyme in the European Union, Australia, Canada, Japan, Iceland, Israel, New Zealand, Norway, Romania, Switzerland, Brazil and Taiwan. Amicus Therapeutics is conducting phase 2 studies of Amigal, its experimental small molecule pharmacological chaperone treatment for Fabry disease.

Thyrogen. Thyrogen has no competitive product in the market. The medical alternative to Thyrogen is to withdraw the patient from thyroid hormone replacement therapy, which makes the patient hypothyroid and may cause many of the co-morbidities associated with hypothyroidism.

Myozyme. Myozyme has marketing exclusivity in the United States until 2013 and in the European Union until 2016 due to its orphan drug status. Amicus Therapeutics has completed two phase 1 clinical studies for a small molecule treatment for Pompe disease and has announced their plans to initiate a phase 2 clinical trial in early 2008.

Aldurazyme. Aldurazyme has marketing exclusivity in the United States until 2010 and in the European Union until 2013 due to its orphan drug status.

Transplant

Thymoglobulin. Several companies market products used for the prevention and treatment of acute rejection in renal transplant. These products include Novartis AG's Simulect®, Pfizer Inc.'s ATGAM®, Ortho Biotech's Orthoclone OKT®3, Fresenius Biotech GmbH's ATG-Fresenius S® and the Roche Group's Zenapax®. Competition in the transplant graft rejection market is largely driven by product efficacy due to the potential for decreased long term survival of transplanted organs as the result of an acute organ rejection episode.

Biosurgery

Synvisc. Current competition for Synvisc and Synvisc-One includes Supartz®, a product manufactured by Seikagaku Kogyo that is sold in the United States by Smith & Nephew Orthopaedics and in Japan by Kaken Pharmaceutical Co. under the name Artz®; Hyalgan®, produced by Fidia S.p.A. and marketed in the United States by Sanofi-Aventis; Orthovisc®, produced by Anika

Therapeutics, Inc., marketed in the U.S. by Johnson & Johnson and marketed outside the United States through distributors; Euflexxa™, a product manufactured and sold by Ferring Pharmaceuticals in the United States and Europe; and Durolane®, manufactured by Q-Med AB and marketed outside the United States by Smith & Nephew Orthopedics. Durolane and Euflexxa, the most recently approved products in Europe and the United States, respectively, are produced by bacterial fermentation, as opposed to Synvisc, which is avian-sourced. In addition, the treatment protocol for Durolane is single-injection. We have received approval to market Synvisc-One in the European Union and are pursuing its approval in the United States. Production via bacterial fermentation may represent a competitive advantage for these products. We are aware of various viscosupplementation products on the market or in development, but are unaware of any products that have physical properties of viscosity, elasticity or molecular weight comparable to those of Synvisc. We are also unaware of any products that achieve our duration of efficacy with only three injections.

Sepra Products. The Sepra products face competition from other adhesion prevention technologies. Another competitive factor affecting the adoption of Sepra products is the extent to which surgeons continue to treat patient conditions using procedures for which the Sepra products are indicated. For example, Seprafilm adhesion barrier is not indicated for use in laparoscopic procedures, so adoption by surgeons of new laparoscopic procedures could have the effect of limiting Seprafilm adhesion barrier adoption.

Seprafilm does not have significant on label direct competition in the area of abdominal surgery in the United States, but does compete with other products in other indications. Baxter Healthcare currently markets Adept® Adhesion Reduction Solution, which is a liquid solution approved in the United States for gynecologic laparoscopic adhesiolysis. The labeled indications for Seprafilm and Adept are mutually exclusive, though off-label use of each may result in limited competition. Gynecare Worldwide, a division of Ethicon, Inc., a Johnson & Johnson company, markets Interceed®, a sheet adhesion barrier similar in intended use to Seprafilm, but is indicated only for open gynecological procedures. In Japan, Seprafilm competes with Interceed. Outside the United States and Japan, Seprafilm competes with several adhesion prevention products. Baxter Healthcare's Adept solution is approved in the European Union for abdominal and gynecological surgeries. FzioMed, Inc. has received CE Mark approval in the European Union for Oxiplex®/AP Gel, an adhesion barrier for abdominal/pelvic surgery, and has announced a global distribution agreement with Ethicon for distribution of Oxiplex/AP Gel. Covidieu's Spraygel™, an adhesion barrier used in abdominopelvic procedures, is approved for sale in Europe. MAST Biosurgery AG's bioresorbable film product, SurgiWrap™, is also CE marked with an indication for abdominal and pelvic adhesion prevention, but holds an FDA clearance as a surgical mesh in the U.S. Life Medical Sciences, Inc. is developing several adhesion prevention products, including REPEL™ for gynecologic surgery and REPEL-CV™ to reduce adhesions following pediatric cardiac procedures. In addition, FzioMed's Oxiplex®/SP Gel, an adhesion barrier for spine surgery, is approved for sale in the European Union and in other countries outside the United States.

Genetics

The U.S. market for genetic and complex testing is highly competitive and is divided among many laboratories, the largest of which are Quest Diagnostics and Laboratory Corporation of America Holdings (LabCorp). In addition, many hospitals provide some or all of these services through their in-house laboratories. Competitive factors in the genetic and complex testing and diagnostic services business generally include reputation of the laboratory, range of services offered, pricing, managed care contracts, convenience of sample collection and pick-up, quality of analysis and reporting, timeliness of delivery of completed reports and levels of automation and information technology solutions.

Oncology

Campath. Campath has become a well-established therapy for the treatment of relapsed or refractory chronic lymphocytic leukemia (CLL) patients since its initial FDA approval in May 2001 as the only monoclonal antibody therapy indicated for the treatment of CLL. Other therapies administered to patients with relapsed or refractory CLL include combination chemotherapy regimens and rituxamab, which is marketed by Biogen Idec, Inc. and Genentech, Inc. in the United States and Roche outside of the United States as Rituxan and MabThera, respectively. The use of Campath as an initial therapy for CLL has increased following the FDA approval expanding Campath's indication to include all lines of CLL therapy. Other therapies under clinical study for the treatment of CLL include bendamustine, oblimersen, ofatumumab, lumiliximab and lenalidomide.

Clolar. Since FDA approval in December 2004, Clolar has penetrated significantly into its labeled indication for the treatment of pediatric patients 1 to 21 years old with relapsed or refractory ALL after at least two prior regimens. Other therapies available for patients in second relapse include cytarabine and mitoxantrone. These agents are available as generics with no significant commercial promotion. Arranon (nelarabine), marketed by GlaxoSmithKline, is indicated for the treatment of patients with T-cell ALL whose disease has not responded to or has relapsed following treatment with at least two chemotherapy regimens. T-cell ALL is estimated to represent less than 20% of pediatric ALL patients. There are a limited number of anti-cancer agents in clinical trials for the treatment of relapsed pediatric ALL patients, including epratuzamab, which is being developed by Immunomedics, Inc.

Patents, License Agreements and Trademarks

In general, we pursue a policy of obtaining patent protection both in the United States and in selected countries outside the United States for subject matter we consider patentable and important to our business. Patents owned by us that we consider material include the following:

Renal

Renagel is protected by U.S. Patent Nos. 5,667,775 which expires on September 16, 2014; 5,496,545, 6,509,013 and 7,014,846 which expire on August 11, 2013; 6,733,780, which expires on October 18, 2020; and corresponding international counterparts. Renvela is protected by U.S. Patent Nos. 5,667,775 which expires on September 16, 2014; 5,496,545, 6,509,013 and 7,014,846 which expire on August 11, 2013; 6,858,203 which expires on September 20, 2013 and corresponding international counterparts. Hectorol is protected by U.S. Patent Nos. 6,903,083 which expires on July 18, 2021; 5,602,116 which expires on February 11, 2014; 5,707,980 and 5,869,473 which expire on August 2, 2008; 5,869,472 which expires on February 9, 2016, and corresponding international counterparts.

Therapeutics

Cerezyme is protected by U.S. Patent Nos. 5,236,838 which expires on August 17, 2010; 5,549,892 which expires on August 27, 2013; 6,451,600 which expires on September 17, 2019; and corresponding international counterparts. Myozyme is protected by U.S. Patent No. 6,118,045 which expires on July 31, 2016; and corresponding international counterparts. Thyrogen is protected by U.S. Patent Nos. 5,240,832 and 5,674,711 which expire on August 31, 2010; 5,602,006 which expires on February 11, 2014; 5,658,760, which expires on August 19, 2014; and corresponding international counterparts.

Biosurgery

Synvisc is protected by U.S. Patent Nos. 5,143,724 which expires on August 8, 2011; 5,399,351 which expires on March 21, 2012; and corresponding international counterparts. Seprafilm is protected by U.S. Patent Nos. 5,017,229 which expires on May 21, 2008; 5,527,893 which expires on June 18, 2013; and corresponding international counterparts.

Genetics

Genetic testing services, e.g. for Cystic Fibrosis, are protected by U.S. Patent Nos. 5,589,330, 5,834,181 and 5,849,483 which expire on July 28, 2014; 5,882,856 and 6,207,372 which expire on March 16, 2016; and corresponding international counterparts.

In addition, a portion of our proprietary position is based upon patents that we have licensed from others either through collaboration or traditional license agreements, including patents relating to:

- Fabrazyme;
- Thyrogen;
- Aldurazyme;
- Myozyme;
- Campath;
- Clolar; and
- genetic testing.

These collaboration and license agreements generally require us to share profits with our collaborative partners or pay royalties to our licensors upon commercialization of products covered by the licensed technology.

Generally, patents issued in the United States are effective for:

- the longer of 17 years from the date of issue or 20 years from the earliest effective filing date of the corresponding patent application if filed prior to June 8, 1995; and
- 20 years from the earliest filing date for patent applications filed on or after June 8, 1995.

In some cases, the patent term can be extended to recapture a portion of the term lost during FDA regulatory review. The duration of foreign patents varies in accordance with local law.

We also rely on trade secrets, proprietary know-how and continuing technological innovation to develop and maintain a competitive position in our product areas. We require our employees, consultants and corporate partners who have access to our proprietary information to sign confidentiality agreements.

Our patent position and proprietary technology are subject to certain risks and uncertainties. We have included information about these risks and uncertainties in Item 1A., "Risk Factors," of this report. We encourage you to read that discussion, which we are incorporating into this section by reference.

Our products and services are sold around the world under brand-name trademarks and service-marks. Trademark protection continues in some countries as long as the mark is used; in other countries, as long as it's registered. Registrations generally are for fixed, but renewable, terms. We consider our registered trademarks Genzyme®, Cerezyme®, Ceredase®, Fabrazyme®, Thyrogen®, Myozyme®, Renagel®, Renvela®, Hectorol®, Thymoglobulin®, Campath®, MabCampath®, Clolar®, Evoltra®, Synvisc®, Carticel®, MACI®, GlucaMesh®, GlucaTex®, Sepra®, Seprafilm®, Sepragel®, Seprapack®, Sepramesh®, Sepraspray®, Hylaform®, Hylashield®, Lipobridge® Captique®, Epicel®, OSOM®, N-geneous®, Direct LDL®, GlyPro®, InSight®, AFP3®, and AFP4®, together with our trademarks, Lymphoglobuline™, Mozobil™, Cholestagel™, Hylashield Nite™, SAGE™, LongSAGE™

and SPHERE™, and BioMarin/Genzyme LLC's registered trademark, Aldurazyme®, in the aggregate, to be of material importance to our business.

Government Regulation

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture, commercialization, pricing and reimbursement of our products and services.

FDA Regulation

Most of our products and services require approval from the FDA and corresponding agencies in other countries before they can be marketed. In the United States, we market products that the FDA classifies as either "drugs," "biologics" or "devices." The activities required before drugs or biologics may be marketed in the United States include:

- preclinical laboratory tests, *in vitro* and *in vivo* preclinical studies and formulation and stability studies;
- the submission to the FDA of an application for human clinical testing, which is known as an Investigational New Drug (IND) application;
- adequate and well controlled human clinical trials to demonstrate the safety and effectiveness of the drug or biologic;
- the submission of a New Drug Application (NDA) for a drug or a Biologics License Application (BLA) for a biologic; and
- the approval by the FDA of the NDA or BLA.

As part of product approval, the manufacturer of the product must undergo a pre-approval Good Manufacturing Practices inspection (for a drug or biologic) from the FDA. Since any approval granted by the FDA is both site and process specific, any material change by a company in the manufacturing process, equipment or location may necessitate additional FDA review and approval.

In addition, the FDA may grant accelerated approval for drugs and biologics on the basis of a surrogate endpoint reasonably likely to predict clinical benefit. In such cases, we are required to conduct post-approval clinical studies to confirm the clinical benefit of the surrogate endpoint that was the basis of the accelerated approval. These clinical studies require the collection of additional data before full approval will be given and can often be long-term commitments. Although the FDA has not historically invoked its authority to withdraw an accelerated approval, it may do so. We currently have a number of products approved under the accelerated approval mechanism.

Products that are classified as devices also require some form of FDA approval prior to marketing. Devices are classified as Class I, II or III, depending upon the information available to assure their safety and effectiveness. In general, Class I and Class II devices are devices whose safety and effectiveness can reasonably be assured through general or specific controls, respectively. Class III devices are life sustaining, life supporting, are of substantial importance in preventing impairment to health or pose an unreasonable risk of adverse effect. They are implantable devices or new devices which have been found not to be substantially equivalent to legally marketed devices. The steps required for approval of a Class III device include:

- preclinical laboratory tests and *in vitro* and *in vivo* preclinical studies;
- the submission to the FDA and approval of an Investigational Device Exemption (IDE) application to allow initiation of clinical testing;

- human clinical studies to prove safety and effectiveness of the device;
- the submission of a Pre-Marketing Approval application (PMA); and
- the approval by the FDA of the PMA.

Typically, clinical testing of devices involves initial testing to evaluate safety and feasibility and expanded trials to collect sufficient data to prove safety and effectiveness. In addition, the procedures and the facilities used to manufacture the device are subject to review and approval by the FDA.

A device (other than a Class III device) that is proven to be substantially equivalent to a device marketed prior to May 28, 1976, when government regulations for devices were first introduced, can be marketed after clearance of a 510(k) application rather than the filing of an IDE application and a PMA. The 510(k) application must contain a description of the device, its methods of manufacture and quality control procedures and the results of testing to demonstrate that the device is substantially equivalent to the device already marketed.

The time and expense required to perform the clinical testing necessary to obtain FDA approval for regulated products can frequently exceed the time and expense of the research and development initially required to create the product. Even after initial FDA approval has been obtained, we could very likely be required to conduct further studies to provide additional data on safety or efficacy or, should we desire, to gain approval for the use of a product as a treatment for additional clinical indications. In addition, use of these products during testing and after marketing approval has been obtained could reveal side effects which, if serious, could limit uses, require a Risk Evaluation & Mitigation Strategy or in the most serious cases, result in a market withdrawal of the product or expose us to product liability claims. We are also subject to monetary penalties if we do not meet the timelines agreed to with the FDA for these post-approval requirements.

Regulation Outside of the United States

For marketing outside the United States, we are subject to foreign regulatory requirements governing human clinical testing and marketing approval for our products. These requirements vary by jurisdiction, differ from those in the United States and may require us to perform additional pre-clinical or clinical testing regardless of whether FDA approval has been obtained. The amount of time required to obtain necessary approvals may be longer or shorter than that required for FDA approval. In many countries outside of the United States, coverage, pricing and reimbursement approvals are also required.

Our initial focus for obtaining marketing approval outside the United States is typically the European Union. European Union regulations and directives generally classify health care products either as medicinal products, medical devices or *in vitro* diagnostics. For medicinal products, marketing approval may be sought using either the centralized procedure of the EMEA or the decentralized, mutual recognition process. The centralized procedure, which is mandatory for biotechnology derived products, results in a recommendation in all member states, while the European Union mutual recognition process involves country-by-country approval.

European Union regulations for products classified as medical devices have been implemented. Devices, such as our Sepra products, must receive marketing approval through a centralized procedure in which the device receives a CE Mark allowing distribution to all member states of the European Union. The CE Mark certification requires us to receive International Standards Organization certification for each facility involved in the manufacture or distribution of the device. This certification comes only after the development of an all inclusive quality system, which is reviewed for compliance to International Quality Standards by a licensed "Notified Body" working within the European Union. After certification is received, a product dossier is reviewed that attests to the product's compliance with European Union directive 93/42 EEC for medical devices. Only after this point is a CE Mark granted.

Other Government Regulation

Good Manufacturing Practices. All facilities and manufacturing techniques used for the manufacture of Genzyme's products must comply with applicable FDA regulations governing the production of pharmaceutical products known as "Good Manufacturing Practices."

Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases and conditions affecting fewer than 200,000 persons in the United States at the time of application for orphan drug designation. The first developer to receive FDA marketing approval for an orphan drug is entitled to a seven year exclusive marketing period in the United States for that product. However, a drug that the FDA considers to be clinically superior to, or different from, another approved orphan drug, even though for the same indication, may also obtain approval in the United States during the seven year exclusive marketing period. We believe that the commercial success of our orphan drug products depends more significantly on the associated safety and efficacy profile and on the price relative to competitive or alternative treatments and other marketing characteristics of each product than on the exclusivity afforded by the Orphan Drug Act. Additionally, these products may be protected by patents and other means.

Legislation similar to the Orphan Drug Act has been enacted in other countries outside of the United States, including the European Union. The orphan legislation in the European Union is available for therapies addressing conditions that affect five or fewer out of 10,000 persons. The market exclusivity period is for ten years, although that period can be reduced to six years if, at the end of the fifth year, available evidence establishes that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Regulation of Diagnostic Testing Services. The Clinical Laboratories Improvement Act of 1967, as amended in 1988 (CLIA) provides for the regulation of clinical laboratories by the U.S. Department of Health and Human Services (HHS). All of our clinical laboratories are licensed by CLIA, approved by the College of American Pathologists and licensed by the appropriate state agencies. CLIA regulates all clinical laboratories by requiring they be licensed with the Centers for Medicare and Medicaid Services (CMS) and comply with various operational, personnel and quality requirements intended to ensure that their clinical laboratory testing services are accurate, reliable and timely. CLIA does not preempt state laws that are more stringent than federal law. For example, state laws may require additional personnel qualifications, quality control, validation, record maintenance and/or proficiency testing.

The FDA has regulatory authority over laboratory-developed tests, but has exercised enforcement discretion. In 2000, the HHS's Secretary's Advisory Committee on Genetic Testing identified gaps in the current oversight systems that play a role in genetic testing. In late 2002, a new HHS Secretary's Advisory Committee on Genetics, Health and Society was appointed to replace the prior Advisory Committee(SACGHS). In November 2007, SACGHS issued a draft report for public comment "U.S. System of Oversight of Genetic Testing: A Response to the Charge of the Secretary of HHS".

In September 2007, the FDA issued a final guidance regarding the manufacturing of Analyte Specific Reagents (ASR) for use in laboratory developed tests. The guidance clearly defined requirements for quality systems, labeling, registering and marketing of ASRs. Increased FDA enforcement regarding the manufacturing and sale of ASR reagents and increased enforcement regarding the sale of Research Use Only (RUO) and Investigational Use Only (IUO) reagents and instruments for clinical diagnostic purposes could potentially lead to significant increased costs for manufacturing, and possible supply interruptions as suppliers attempt to comply with these newly defined requirements. Collectively, these activities may impact the ability for a clinical laboratory to introduce new tests or new technologies.

In addition, the Medicare and Medicaid programs provide a substantial portion of reimbursement for our diagnostic products. Whether these programs pay for any particular test, and the amounts that they pay, may be unilaterally changed at any time.

Regulation of Diagnostic Products. The FDA has regulatory responsibility over instruments, test kits, reagents and other devices used to perform diagnostic testing by clinical laboratories. Like other medical devices, *in vitro* diagnostic (IVD) products are divided into three classes according to the level of regulatory control needed to assure safety and effectiveness. Genzyme's current IVD products are either Class I or Class II, and are either exempt from pre-market notification or require a 510(k) submission.

Regulation of Gene Therapy Products. In addition to FDA requirements, the National Institutes of Health have established guidelines providing that transfers of recombinant DNA into human subjects at NIH laboratories or with NIH funds must be approved by the NIH Director. The NIH has established the Recombinant DNA Advisory Committee to review gene therapy protocols. We expect that many of our gene therapy protocols will be subject to review by the Recombinant DNA Advisory Committee. In the United Kingdom, our gene therapy protocols will be subject to review by the Gene Therapy Advisory Committee and in Germany, these protocols will be subject to review by the Commission for Somatic Cell Therapy. Greater government regulation of gene therapy products may lead to regulatory delays, increased development costs, and negative public perception of the gene therapy products we are developing.

Clinical Trial Registries and Results Databases. Consistent with its long-standing commitment to transparency of relevant information about its products, Genzyme has exceeded previous legal requirements to register clinical trials. Since 2005, the company has posted information about ongoing and completed clinical trials on its own Web site and other widely accessible sites, including the NIH-sponsored http://www.clinicaltrials.gov.

In 2007, changes in both federal and state laws expanded the scope of trials requiring registration, increased the amount of information required to be included with the registration, and established new requirements for disclosing the results of completed trials. Although Genzyme has voluntarily provided a substantial portion of the newly required information, the recently enacted legislation (Food and Drug Administration Amendment Act of 2007, or the FDAAA of 2007) has triggered a revision of internal procedures to ensure compliance.

Specifically, the federal legislation requires disclosure of ongoing applicable clinical trials (including, for the first time, specified device trials as well as drug trials) in http://www.clinicaltrials.gov within 21 days of first patient enrolled and of all pediatric post market device surveillance studies. In addition, beginning September 2008, the existing clinical trials registry will be expanded to include a clinical trials results database. Full expansion is to be completed by September 2010. Results of completed applicable clinical trials must be disclosed in the results database within 1 year of trial completion, unless an extension is granted for pending regulatory action. The company will reassess its policies to ensure that all applicable trials are registered and results disclosed. Failure to meet the requirements can result in penalties including civil monetary penalties.

Pediatric Regulation. The FDAAA of 2007 reauthorized the Best Pharmaceuticals for Children Act (BPCA) and the Pediatric Research Equity Act (PREA). BPCA continues to offer manufacturers a 6-month market exclusivity incentive to conduct pediatric clinical studies at the request of the FDA. PREA requires manufacturers to file pediatric assessments, which may include actual pediatric data, a deferral of the pediatric obligation, or a waiver of the pediatric requirement, at the time of filing for all new drug and biologic submissions, as well as for certain supplemental applications. Pursuant to PREA, the FDA has the authority to require sponsors to conduct pediatric research as a contingency of the approval of an application or supplement or as a post-approval commitment. Under both BPCA and

PREA, the FDA has the authority to mandate a pediatric label change subsequent to the filing of pediatric clinical data as well as publicly disseminate FDA reviews of pediatric clinical study data. The FDA's increased oversight and authority regarding pediatric studies and subsequent labeling changes may result in regulatory delays and additional development costs for Genzyme.

Other Laws and Regulations. Our operations are or may be subject to various federal, state and local laws, regulations and recommendations relating to the marketing of products and relationships with treating physicians, data protection, safe working conditions, laboratory and manufacturing practices, the export of products to certain countries, and the purchase, storage, movement, use and disposal of hazardous or potentially hazardous substances used in connection with our research work and manufacturing operations, including radioactive compounds and infectious disease agents. Although we believe that our safety procedures comply with the standards prescribed by federal, state and local regulations, the risk of contamination, injury or other accidental harm cannot be eliminated completely. In the event of an accident, we could be held liable for any damages that result and any liabilities could exceed our resources.

Sales and Marketing

We are subject to various federal and state laws pertaining to health care "fraud and abuse," including anti-kickback and false claims statutes. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. The federal government has published regulations that identify "safe harbors" or exemptions for certain payment arrangements that do not violate the anti-kickback statutes. Genzyme seeks to comply with the safe harbors where possible. Due to the breadth of the statutory provisions, and the lack of guidance in the form of regulations or court decisions addressing some industry activities, it is possible that our practices might be challenged under anti-kickback or related laws. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third-party payors, including Medicare and Medicaid, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Promotion of drugs for uses outside their labeled indications, so called "off-label" promotion, recently has led to several financially significant settlement agreements under the False Claims Act.

Our activities relating to the sale and marketing of, and price reporting for, our products are subject to scrutiny under these fraud and abuse laws. Violations of these laws may result in criminal and/or civil sanctions, including fines and civil monetary penalties, as well as possible exclusion from federal health care programs, including Medicare and Medicaid. Federal and state authorities are paying increased attention to the pharmaceutical and biotechnology industries in enforcement of these laws, and we have been named in several legal proceedings alleging violations.

Legislation and regulations have been enacted by, or are pending in, various states to regulate sales and marketing practices of pharmaceutical, biotechnology and medical device manufacturers. These initiatives generally involve limitations or prohibitions on, and reporting to state agencies of, financial interactions between manufacturers and health care practitioners. Similar initiatives have recently been introduced in Congress. We have dedicated resources that monitor these developments and work to comply appropriately with them.

In addition, federal and state laws have been enacted that require public disclosure on an internet-accessible registry of information describing human clinical trials of drugs, devices and biologics and a summary of the results of those company-sponsored studies. We previously disclosed voluntarily information about our ongoing clinical studies and have committed resources to comply with new clinical trial registry requirements.

Laws and regulations have been promulgated at federal and state levels in the United States and in foreign countries intended to combat counterfeit drug products or, in some foreign jurisdictions, to facilitate foreign country-specific pharmaceutical reimbursement programs. We comply with those federal, state and foreign "pedigree" or similar laws or rules to the extent currently in effect. We have allocated resources to develop interoperable electronic systems to comply with forthcoming product serialization and track and trace requirements.

Product Pricing

We participate in the Medicaid rebate program. Under the Medicaid rebate program, we pay a quarterly rebate for each unit of drug product that is reimbursed by Medicaid. The amount of the rebate for each product is set by law as a minimum 15.1% of the average manufacturer price (AMP) of that product, or if it is greater, the difference between AMP and the best price available from Genzyme to any customer. The rebate amount also includes an inflation adjustment if AMP increases greater than inflation. The inflation adjustment can cause the rebate amount to be significantly higher than the minimum 15.1% rebate mentioned above, particularly following our periodic price increases. The rebate amount is recomputed each quarter based on our reports of our current AMP and best price for each of our products. In addition, we are required to report AMP on a monthly basis. Computations are based on complex rules issued by the Medicaid program informally in the past and formalized in 2007 by regulations that went into effect October 2007. We have policies and procedures in place that we update as Medicaid guidance changes and we have updated our policies and procedures to be consistent with the new regulations. We follow those policies and procedures when calculating our AMPs and BPs. The terms of our participation in the Medicaid program impose an obligation to correct the prices reported in previous months and quarters, if necessary. Any such corrections could result in an overage or underage in our rebate liability for past quarters, depending on the nature of the correction. In addition to retroactive rebates (and interest, if any), if we were found to have knowingly submitted false information to the government, in addition to other penalties available to the government, the statute provides for civil monetary penalties for each claim containing false information. In addition, the minimum discount of 15.1% could be increased by Congress in the future, thereby increasing our discounts to the Medicaid program and to other entities that receive discounts comparable to the Medicaid rebate.

Participation in the Medicaid rebate program has included extending comparable discounts under the Public Health Service (PHS) pharmaceutical pricing program. The PHS pricing program extends discounts to community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor patients. Failure to extend mandated discounted pricing to eligible providers exposes us to retroactive pricing corrections and penalties.

Medicare Part B covers drugs that are administered by physicians, including our injected and infused drugs. Medicare reimburses physicians and others who purchase our Part B covered drugs an amount equal to the drug's average sales price plus 6% (ASP+6%). Medicare has issued regulations and other guidance on how manufacturers are to calculate ASP. We have policies and procedures in place that are consistent with the Medicare rules and we calculate ASPs every quarter in accordance with those policies and procedures. Medicare uses our calculated ASPs to set reimbursement. If we were to miscalculate ASP, then Medicare reimbursement also would be incorrect and we would be exposed to potential penalties such as those described in the Medicaid rebate program description above.

Part D of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or Medicare Part D, provides coverage for self-administered drugs such as pills, tablets and creams, that do not need to be injected or infused by a physician, including Renagel and oral Hectorol. However, Medicare Part D is administered by private vendors under contract with the U.S. government and each vendor establishes its own Medicare Part D formulary for prescription drug coverage and pricing, which the vendor may modify from time-to-time. Renagel and Hectorol currently are well-positioned on the majority of formularies of nation-wide prescription drug plans participating in the Medicare Part D program as well as many of the large regional plans. The U.S. Congress could also significantly change the Medicare Part D program in the future, including requiring the federal government to negotiate discounts for our drugs or matching mandatory discounts to those required in other federal programs.

Genzyme also is required to offer discounted pricing to federal agencies via the Federal Supply Schedule (FSS). FSS pricing is negotiated periodically with the Department of Veterans Affairs (VA). Although FSS pricing is negotiated, it is intended to not exceed the price that we charge our most-favored non-federal customer for the drug. The minimum discount is statutorily set at approximately 24%. However, an inflation penalty applies and can cause the discount to increase significantly, particularly following our periodic price increases. The VA has issued complex regulations and other guidance on how manufacturers are to calculate annual increases in the FSS prices. We have policies and procedures in place that are consistent with these complex VA rules and we calculate FSS prices every quarter in accordance with those policies and procedures. If we were to miscalculate FSS prices, then federal agencies would pay incorrect amounts for our drugs and we would be exposed to potential penalties, including ineligibility of our drugs for reimbursement by any federal agency, state Medicaid programs and the PHS, and possibly false claims liability.

In December 2007, Congress passed legislation extending FSS pricing to the TriCare retail program, which provides reimbursement for military personnel and their dependents when they purchase drugs from retail pharmacies instead of at military pharmacies. Previously, The Department of Defense was eligible for FSS pricing only on drugs dispensed by their military pharmacies and not on drugs dispensed by retail pharmacies.

Outside the United States our products are paid for by a variety of payers. In many countries governments are primarily responsible for reimbursing for our products. Governments often have significant discretion in determining whether a product will be reimbursed at all, and if it is, how much will be paid.

Employees

As of December 31, 2007, we, together with all of our consolidated subsidiaries, had approximately 10,000 employees worldwide.

Financial Information Regarding Segment Reporting

We have provided the information required by Item 101(b) of Regulation S-K in Note Q., "Segment Information," to our Consolidated Financial Statements in the 2007 Genzyme Corporation Annual Report set forth in Exhibit 13 to this Annual Report on Form 10-K. We are incorporating that information into this section by reference.

Research and Development Costs

We have provided the information required by Item 101(c)(1)(xi) of Regulation S-K in Part II, Item 8, "Financial Statements and Supplementary Data," and specifically in the Genzyme Corporation and Subsidiaries Consolidated Statements of Operations and Comprehensive Income and in Note I., "Investments in Marketable Securities and Strategic Equity Investments" to our Consolidated Financial Statements in the 2007 Genzyme Corporation Annual Report set forth in Exhibit 13 to this Annual Report on Form 10-K. We are incorporating that information into this section by reference.

Sales by Geographic Area, Significant Customers and Products

We have provided the information required by Items 101(c)(1)(i) and (vii) and 101(d) of Regulation S-K in the 2007 Genzyme Corporation Annual Report under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" and in Note Q., "Segment Information," to our Consolidated Financial Statements in the 2007 Genzyme Corporation Annual Report set forth in Exhibit 13 to this Annual Report on Form 10-K. We are incorporating that information into this section by reference.

Available Information

We file electronically with the SEC our annual report on Form 10-K, our quarterly reports on Form 10-Q, and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. You may read or copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file reports electronically with the SEC. The address of that site is http://www.sec.gov.

You may obtain a free copy of our annual report on Form 10-K, our quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we file them with the SEC, on our website at http://www.genzyme.com or by contacting our Investor Relations department at 1-617-252-7570. The reference to our website is not intended to incorporate information on our website into this document by reference.

ITEM 1A. RISK FACTORS

We incorporate our disclosure related to risk factors into this section by reference from the 2007 Genzyme Corporation Annual Report under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Risk Factors," which is included in Exhibit 13 to this Annual Report on Form 10-K.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our operations are conducted in manufacturing, warehousing, development/clinical plant, clinical laboratories, and research and office facilities that are located principally in: the United States; the United Kingdom; the Republic of Ireland; The Netherlands; Belgium; France; Canada; Switzerland; Germany; and Australia.

We lease all of our facilities except for certain facilities in:

- Geel, Belgium (land subject to 99 year leasehold);
- Haverhill and Maidstone, England;
- Allston (land subject to 65 year leasehold), Framingham and Waltham, Massachusetts; Ridgefield, New Jersey; and Santa Fe, New Mexico in the United States; and
- Waterford, Ireland (land subject to 999 year leasehold).

Our principal manufacturing facilities are used for the large-scale production of therapeutic proteins and enzymes, including Cerezyme, Fabrazyme, Myozyme and Thyrogen; renal products, including Renagel and Renvela; and immunosuppressive agents, including Thymoglobulin, biomaterials, including Synvisc and the Sepra family of anti-adhesion products, bulk hyaluronic acid, human-cell processing services, including Carticel, MACI, and Epicel and genetic testing services. The facilities also are used for the receipt of contract manufactured products and materials for Hectorol, Renagel, Campath, Clolar, Cholestagel and Mozobil. We are also producing late-stage clinical materials, using gene therapy, at our gene therapy operations facility in San Diego, California. We believe that we have, or are in the process of developing or acquiring, adequate manufacturing capacity to support our requirements for the next several years.

Our administrative activities are concentrated at facilities we have leased in Cambridge and Framingham, Massachusetts and San Antonio, Texas in the United States; Naarden, The Netherlands, Tokyo, Japan and Rio de Janeiro, Brazil. Our sales and marketing activities are principally located in Cambridge, Massachusetts and in sales offices located in major cities throughout the world. We conduct our product research and development activities primarily at our laboratory facilities in Framingham and Waltham, Massachusetts; San Antonio, Texas; and San Diego, California in the United States and at our Cambridge, United Kingdom facility. Leases for our facilities contain typical commercial lease provisions, including renewal options, rent escalators and tenant responsibility for operating expenses.

Renal

We manufacture the majority of our supply requirements for sevelamer hydrochloride, the active ingredient in Renagel, at our facilities in Haverhill, England. We also operate a manufacturing facility in Waterford, Ireland for use in manufacturing the tablet formulation of Renagel. All of our Renagel manufacturing facilities are operational, and have received all European and U.S. approvals material to such operations. A second tablet formulation facility is under construction in Waterford to provide additional capacity and security of supply, which is expected to come on line in 2008. We are currently converting one of the bulk Renagel plants in Haverhill, England to enable it to also produce Renvela which is anticipated to be on line in early 2008. Renvela tableting operations will be conducted in our Waterford, Ireland facility.

We contract out the manufacturing and fill-finish work for the capsule formulation of Hectorol. We are in the process of evaluating options to obtain regulatory approval and secure the supply of Hectorol filled in vials instead of ampules. In addition, we are in the process of constructing our own manufacturing capacity for filling Hectorol in vials in Ridgefield, New Jersey, which we expect will come on line in 2008.

Therapeutics

We manufacture Cerezyme, Fabrazyme and Myozyme at our multi-product manufacturing facility in Allston, Massachusetts. This facility, which we own and which contains extensive sterile filling capacity, is built on land that we hold under a 65-year lease, which expires in May 2057. We manufacture Thyrogen, Fabrazyme and Myozyme in our small-scale manufacturing facility in Framingham, Massachusetts and final drug product at our Allston facility. In addition, we fill Aldurazyme at our Allston facility. We are in the process of expanding this facility to house power generation, laboratory and administrative space to support the utilization of the facility. We are also in discussions with the FDA regarding approval of a larger-scale (2000 liter) manufacturing process for Myozyme at our Allston facility. In 2005, we commenced the design and build-out of perfusion capacity at our Geel, Belgium facility to provide back-up and expansion to our Allston bulk capacity and purification systems. In 2008, we are planning to produce the process validation lots for Myozyme at the 4000 liter scale in Geel, with approval anticipated in 2009.

At our Waterford, Ireland facility, we have installed new fill-finish capabilities for therapeutic proteins. We completed the qualification batches for the first product to be manufactured at the facility and received approval for manufacture of the first product, Thymoglobulin, from the FDA in 2006, followed by approvals for Cerezyme and Myozyme in 2007.

Transplant

We manufacture Thymoglobulin at a leased facility in Lyon, France, and maintain administrative offices nearby. All of our fill-finish of Thymoglobulin is now done at our Waterford facility. We completed the acquisition of land in Lyon in 2007. We are in the process of permitting and design, prior to commencing the construction of a new Thymoglobulin manufacturing facility with increased capacity in 2008. We have experienced production issues at our current Lyon facility and have been working with the FDA to resolve those issues. Our construction of a new production facility for Thymoglobulin in Lyon is expected to support the long-term growth of this product.

Biosurgery

We produce Synvisc and other hyaluronan-based products in a manufacturing facility located in Ridgefield, New Jersey. We produce bulk hyaluronic acid and the Sepra family of products at commercial scale in our manufacturing facility in Framingham, Massachusetts.

Genetics

Our genetic and oncology testing business primarily conducts operations in clinical laboratory and administrative facilities we own in Santa Fe, New Mexico and lease in Westborough, Massachusetts; New York, New York; Tampa, Florida; Phoenix, Arizona, Philadelphia, Pennsylvania, Vienna, Virginia; and Los Angeles, Orange, and Monrovia, California.

Oncology

We contract out the manufacturing and fill-finish work for Campath and Clolar. We are working towards establishing manufacturing capabilities for Campath to our facilities in Geel, Belgium and Waterford, Ireland.

ITEM 3. LEGAL PROCEEDINGS

We periodically become subject to legal proceedings and claims arising in connection with our business.

Through June 30, 2003, we had three outstanding series of common stock, which we referred to as tracking stocks; Genzyme General Stock (which we now refer to as Genzyme Stock), Biosurgery Stock and Molecular Oncology Stock. In 2003, four lawsuits were filed against us regarding the exchange of all of the outstanding shares of Biosurgery Stock for shares of Genzyme Stock in connection with the elimination of our tracking stocks in July 2003. Each of the lawsuits was a purported class action on behalf of holders of Biosurgery Stock. Three cases were filed in Massachusetts state court, and one case was filed in the United States District Court for the Southern District of New York, which we refer to as the U.S. District Court. On June 4, 2007, the Massachusetts Supreme Judicial Court reversed an order of the Massachusetts Appeals Court and affirmed dismissal of the first of the state court actions. The remaining two state court actions remained stayed while the action filed in the U.S. District Court progressed. In that action, the U.S. District Court had denied our motion to dismiss the successive amended complaints and granted plaintiffs' motion to certify a class. On August 6, 2007, we reached an agreement in principle with counsel for the plaintiff class to settle and dismiss that case for $64.0 million. The U.S. District Court entered an order approving the settlement on December 30, 2007. Because the members of the class in the New York action released all claims, the settlement and its approval, as a practical matter, resolved the two remaining actions in Massachusetts state court. Those two cases have been dismissed. As a result, we recorded a liability for the settlement payment of

$64.0 million as a charge to selling, general and administrative charges, or SG&A, in our consolidated statement of operations in June 2007, which we subsequently paid in August 2007. We have submitted claims to our insurers for reimbursement of portions of the expenses incurred in connection with these cases; the insurer has purported to deny coverage. We intend to vigorously pursue our rights with respect to insurance coverage.

We periodically become subject to legal proceedings and claims arising in connection with our business. We believe we have meritorious arguments in our current litigation matters and our view as of this report is that any outcome, either individually or in the aggregate, is not expected to be material to our financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

Executive Officers of the Registrant

Set forth below is a list of individuals that are currently serving as our executive officers, or who served in such capacity during the fiscal year ended December 31, 2007:

Name	Age	Title
Henri A. Termeer	62	Chairman of the Board of Directors; President and Chief Executive Officer
Earl M. Collier, Jr.	60	Executive Vice President, Cardiovascular, Oncology and Genetics
Zoltan A. Csimma	66	Chief Human Resources Officer; Senior Vice President
Georges Gemayel, Ph.D.	47	Executive Vice President, Therapeutics
Richard A. Moscicki, M.D.	56	Chief Medical Officer; Senior Vice President, Clinical, Medical and Regulatory Affairs
Alan E. Smith, Ph.D.	62	Chief Scientific Officer; Senior Vice President, Research
Sandford D. Smith	60	Executive Vice President; President, International Group
Peter Wirth	57	Chief Legal Officer; Executive Vice President, Legal and Corporate Development; Secretary
Michael S. Wyzga	52	Chief Financial and Accounting Officer; Executive Vice President, Finance

Mr. Termeer has served as our President and a Director since October 1983, as Chief Executive Officer since December 1985 and as Chairman of the Board of Directors since May 1988. For ten years prior to joining Genzyme, Mr. Termeer worked for Baxter International Laboratories, Inc., a manufacturer of human health care products. Mr. Termeer is a director of ABIOMED, Inc. and Deputy Chairman of the Federal Reserve Bank of Boston.

Mr. Collier has served as Executive Vice President since July 1997, with responsibility for our Oncology and Cardiovascular businesses since August 2003 and our Genetics business since January 2007. He joined Genzyme in January 1997 as Senior Vice President, Health Systems, and served as Executive Vice President, Surgical Products and Health Systems from July 1997 until June 1999. He served as President of our former Genzyme Surgical Products division from June 1999 until December 2000. Mr. Collier was also responsible for our former Genzyme Tissue Repair division from December 1999 to December 2000. From December 2000 until August 2003, Mr. Collier served as President of our Genzyme Biosurgery business unit. Prior to joining us, Mr. Collier was President of Vitas

HealthCare Corporation (formerly Hospice Care Incorporated), a provider of health care services, from October 1991 until August 1995. Prior to that, Mr. Collier was a partner in the Washington, D.C. law firm of Hogan & Hartson, which he joined in 1981. He also serves on the board of deCODE genetics, a biotechnology company that applies gene discovery to the development of drugs and diagnostics for common diseases.

Mr. Csimma has held the title Senior Vice President and Chief Human Resources Officer since March 1, 2006. He joined us in July 2000 as Senior Vice President, Human Resources. Prior to joining Genzyme, he served as Vice President, Human Resources of Wyeth Ayerst Research, a pharmaceutical research organization, from August 1998 to July 2000. During that time, Mr. Csimma also served as Site Head, Genetics Institute, for Wyeth Ayerst. From May 1988 to August 1998, he served as Vice President, Human Resources and Operations of Genetics Institute, Inc., a biotechnology company, which was integrated into Wyeth Ayerst in March 1998.

Dr. Gemayel serves as Executive Vice President with responsibility for our Renal, Therapeutics (excluding our LSD business unit), Transplant and Biosurgery business units. He joined us in August 2003 and served until February 2007 as Executive Vice President with responsibility for our Renal, Therapeutics (including our LSD business unit) and Transplant business units. For sixteen years prior to joining Genzyme, Dr. Gemayel worked for Hoffmann-LaRoche, a leading healthcare company, where he served most recently from July 2000 until August 2003 as Vice President of the United States Specialty Care unit, and from January 1998 until July 2000 as General Manager of Hoffmann-LaRoche Portugal.

Dr. Moscicki joined us in March 1992 as Medical Director, became Vice President, Medical Affairs in early 1993 and was named Vice President, Clinical, Medical and Regulatory Affairs in December 1993. In September 1996 he became Senior Vice President, Clinical, Medical and Regulatory Affairs and Chief Medical Officer. Since 1979, he has also been a physician staff member at the Massachusetts General Hospital and a faculty member at the Harvard Medical School.

Dr. Alan Smith joined us in August 1989 as Senior Vice President, Research, and became Chief Scientific Officer in September 1996. Prior to joining Genzyme, he served as Vice President—Scientific Director of Integrated Genetics, Inc., from November 1984 until its acquisition by us in August 1989. From October 1980 to October 1984, Dr. Smith was head of the Biochemistry Division of the National Institute for Medical Research, Mill Hill, London, England and from 1972 to October 1980, he was a member of the scientific staff at the Imperial Cancer Research Fund in London, England.

Mr. Sandford Smith has held the title of Executive Vice President since June 2006, Senior Vice President since January 2003 and President of our International Group since January 2000, with responsibility for the commercial activities for our LSD, renal, transplant and biosurgery products outside of the United States, including in the Europe, Middle East, Asia-Pacific and Latin America regions, as well as Canada. He joined us in April 1996 and served as Vice President and General Manager of our International Group and President of our Therapeutics business. Prior to joining Genzyme, Mr. Smith served as President and Chief Executive Officer of Repligen Corporation. Before joining Repligen Corporation, Mr. Smith also served as Vice President of Business Development and Strategic Planning for Bristol-Myers Squibb Company.

Mr. Wirth joined us in January 1996 and has served as Executive Vice President and Chief Legal Officer since September 1996 with responsibility for our corporate development and legal activities. From 2001 through October 2005, Mr. Wirth had responsibility for our drug discovery and development business. In addition, from September 1996 until June 2003, Mr. Wirth was responsible for our Oncology business.

Mr. Wyzga has served as Executive Vice President, Finance since May 2003, as Chief Accounting Officer since January 1999 and as Chief Financial Officer since July 1999. He joined us in February

1998 as Vice President and Corporate Controller and served as Senior Vice President, Corporate Controller from January 1999 until July 1999. He served as Senior Vice President, Finance from July 1999 until May 2003. From February 1997 to February 1998 Mr. Wyzga served as Chief Financial Officer of Sovereign Hill Software, Inc., a software company, and from 1991 to 1997 held various senior management positions with CACHELINK Corporation and Lotus Development Corporation. Mr. Wyzga is also director of Altus Pharmaceuticals Inc., a developer of protein therapeutics.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, which we refer to as Genzyme Stock, is traded on The Nasdaq Global Select Market ("NASDAQ®") system under the symbol "GENZ".

As of February 27, 2008, there were 3,290 stockholders of record of Genzyme Stock.

The following table sets forth, for the periods indicated, the high and low sale price of Genzyme Stock as reported by NASDAQ.

	High	Low
2007:		
First Quarter	$68.77	$59.07
Second Quarter	67.89	59.79
Third Quarter	66.00	58.71
Fourth Quarter	76.90	62.30
2006:		
First Quarter	$75.34	$65.49
Second Quarter	68.47	54.64
Third Quarter	70.31	57.74
Fourth Quarter	70.50	59.71

We have never paid any cash dividends on any series of our common stock and we do not anticipate paying cash dividends in the foreseeable future.

Issuer Purchases of Equity Securities

Stock Repurchase Program

In May 2007, our board of directors authorized a stock repurchase program to repurchase up to an aggregate maximum amount of $1.5 billion or 20,000,000 shares of our outstanding common stock over the next three years. The repurchases are being made from time to time and can be effectuated through open market purchases, privately negotiated transactions, transactions structured through investment banking institutions, or by other means, subject to management's discretion and as permitted by securities laws and other legal requirements. The manner of the purchase, the amount that we spend and the number of shares we ultimately purchase will vary based on a range of factors, including share price. The program does not obligate us to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

In 2007, we repurchased a total of 3,500,000 shares of our common stock under the repurchase plan for a total of $231.6 million of cash, including fees. The following table provides information about certain repurchases of equity securities that are registered under Section 12 of the Exchange Act during the quarter ended December 31, 2007:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2007-October 31, 2007	169(1)	$70.21	—	$1,318,846,790
November 1, 2007-November 30, 2007	267,300	$72.35	267,300	$1,299,508,743
December 1, 2007-December 31, 2007	423,962	$73.15	423,962	$1,268,494,422
Total	691,431	$72.84(3)	691,262(2)	

(1) Represents shares from stock option exercises where employees use shares of Genzyme Stock to pay the exercise price of stock options, commonly referred to as a stock swap transaction. Shares repurchased in stock swap transactions are subsequently retired.

(2) During the fourth quarter of fiscal 2007, we repurchased 691,262 shares of our common stock under the stock repurchase program for $50.4 million of net cash.

(3) Represents the weighted average price paid per share for stock repurchases made during the fourth quarter of fiscal 2007.

Stock Performance Graph

The graph below compares the five-year cumulative total shareholder returns for our common stock to that of the S&P 500 Composite Index and the NASDAQ® Pharmaceutical Index. The cumulative returns are based on a $100 investment on January 1, 2003, with all dividends being reinvested. The comparisons shown in the graph are based upon historical data and we caution that the stock price performance shown in the graph is not indicative of, nor intended to forecast, the potential future performance of our stock. Prior to December 31, 2003, the Genzyme Stock prices used in this table reflect Genzyme General Stock before the elimination of our tracking stock structure. Information used in the graph was obtained from Standard and Poor's and the Nasdaq Global Select Stock Market®, sources we believe to be reliable, but we are not responsible for errors or omissions in such information.

Comparison of 5 Year Cumulative Total Return


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12/31/02
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Genzyme Stock
S&P 500
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Item 6. Selected Financial Data

We incorporate our Selected Financial Data into this section by reference from the 2007 Genzyme Corporation Annual Report under the heading "Genzyme Corporation and Subsidiaries—Consolidated Selected Financial Data," which is included in Exhibit 13 to this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We incorporate our Management's Discussion and Analysis of Financial Condition and Results of Operations into this section by reference from the 2007 Genzyme Corporation Annual Report under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations," which is included in Exhibit 13 to this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We incorporate our disclosure related to market risk into this section by reference from the 2007 Genzyme Corporation Annual Report under the headings "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Market Risk," "—Equity Price Risk," "—Interest Rate Risk," and "—Foreign Exchange Risk" which is included in Exhibit 13 to this Annual Report on Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

We incorporate the financial statements filed as part of this Annual Report on Form 10-K into this section by reference from the Genzyme Corporation and Subsidiaries Consolidated Financial Statements and notes thereto included in Exhibit 13 to this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that: (1) our disclosure controls and procedures were effective as of December 31, 2007; and (2) no change in internal control over financial reporting occurred during the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, such internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The full disclosure of our management's assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2007 is set forth in the 2007 Genzyme Corporation Annual Report under the heading "Management's Report on Internal Controls Over Financial Reporting," which is included in Exhibit 13 to this Annual Report on Form 10-K.

Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of our internal controls over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The attestation report of PricewaterhouseCoopers LLP is set forth in the 2007 Genzyme Corporation Annual Report under the heading "Report of Independent Registered Public Accounting Firm," which is included in Exhibit 13 to this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

Item 10. Directors, Executive Officers and corporate governance

We have adopted a Corporate Code of Conduct, which applies to our directors and all of our employees, including our principal executive officer, principal financial officer and accounting officer, and controller. A copy is available to you, free of charge, upon written request to the legal department at our corporate offices located at Genzyme Center, 500 Kendall Street, Cambridge, Massachusetts 02142. We intend to make all required disclosures concerning amendments to, or waivers from, this code on the governance page of our website, http://www.genzyme.com. Information contained on our website is not part of this document or the documents incorporated by reference into this document.

We incorporate information regarding our directors and executive officers into this section by reference from the section entitled "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K and the sections entitled "Election of Directors," "Board Meetings and Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the proxy statement for our 2008 annual meeting of shareholders.

Item 11. Executive Compensation

We incorporate information regarding the compensation of our directors and executive officers into this section by reference from the sections entitled "Election of Directors," "Director Compensation," "Compensation Discussion and Analysis" and related tables and narratives in the proxy statement for our 2008 annual meeting of shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We incorporate information regarding the ownership of our securities by our directors, executive officers and 5% stockholders into this section by reference from the sections entitled "Stock Ownership" and "Equity Plans" in the proxy statement for our 2008 annual meeting of shareholders.

We incorporate information regarding the securities authorized for issuance under our equity compensation plans into this section by reference from the section entitled "Equity Plans" in the proxy statement for our 2008 annual meeting of shareholders.

Item 13. Certain Relationships and Related Transactions, and director independence

We incorporate information regarding transactions with related parties into this section by reference from the section entitled "Certain Relationships and Related Transactions" in the proxy statement for our 2008 annual meeting of shareholders.

Item 14. Principal Accounting Fees And Services

We incorporate information regarding our audit committee's pre-approval policies and procedures and the fees paid to our auditors from the section entitled "Independent Auditors" in the proxy statement for our 2008 annual meeting of shareholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1). FINANCIAL STATEMENTS

We are incorporating the following financial statements (and related notes) of Genzyme Corporation and Subsidiaries into this section by reference from the 2007 Genzyme Corporation Annual Report:

* References are to page numbers in the 2007 Genzyme Corporation Annual Report, which is included in Exhibit 13 to this Annual Report on Form 10-K.

(a)(2). FINANCIAL STATEMENT SCHEDULES

The schedule listed below for Genzyme Corporation and Subsidiaries is filed as part of Exhibit 13 to this Annual Report on Form 10-K and is incorporated into this section by reference:

	Page*
Report of Independent Registered Public Accounting Firm	F-65
Schedule II—Valuation and Qualifying Accounts	F-132

* References are to page numbers in the 2007 Genzyme Corporation Annual Report, which is included in Exhibit 13 to this Annual Report on Form 10-K.

All other schedules are omitted as the information required is inapplicable or the information is presented in the Genzyme Corporation and Subsidiaries' Consolidated Financial Statements or notes thereto.

(a)(3). EXHIBITS

The exhibits are listed below under Part IV, Item 15(b) of this Annual Report on Form 10-K.

(b). EXHIBITS

All other schedules are omitted as the information required is inapplicable or the information is presented in the Genzyme Corporation and Subsidiaries' Consolidated Financial Statements or notes thereto. The exhibits are listed below under Part IV, Item 15(b) of this Annual Report on Form 10-K.

EXHIBIT NO.	DESCRIPTION
*3.1	Restated Articles of Organization of Genzyme, as amended. Filed as Exhibit 3.1 to Genzyme's Form 10-Q for the quarter ended June 30, 2006.
*3.2	By-laws of Genzyme, as amended. Filed as Exhibit 3.1 to Genzyme's Form 8-K filed May 25, 2007.
*4.1	Fourth Amended and Restated Renewed Rights Agreement dated May 28, 2004 between Genzyme and American Stock Transfer & Trust Company, as Rights Agent. Filed as Exhibit 4.1 to Genzyme's Registration Statement on Form 8-A/A filed on May 28, 2004.
*4.2	Securities Purchase Agreement, dated as of April 17, 2001 and amended on September 26, 2001, by and among Novazyme Pharmaceuticals, Inc. and several purchasers. Filed as Exhibit 4.2 to Genzyme's Form 10-Q for the quarter ended September 30, 2001.
*4.3	Indenture, dated December 9, 2003, between Genzyme and U.S. Bank National Association. Filed as Exhibit 4.1 to Genzyme's Form 8-K filed December 10, 2003.
*4.3.1	First Supplemental Indenture, dated as of May 28, 2004, to Indenture relating to our 1.25% Senior Convertible Notes, dated as of December 9, 2003, between Genzyme and U.S. Bank National Association, as Trustee. Filed as Exhibit 4.1 to Genzyme's Form 8-K filed June 18, 2004.
*4.4	Registration Rights Agreement, dated December 9, 2003, between Genzyme and UBS Securities LLC on behalf of itself and several other Initial Purchasers. Filed as Exhibit 10.1 to Genzyme's Form 8-K filed December 10, 2003.

EXHIBIT NO.	DESCRIPTION
*10.1	Lease, dated April 30, 1990, for 64 Sidney Street, Cambridge, Massachusetts between BioSurface Technology, Inc. and Forest City 64 Sidney Street, Inc. Filed as Exhibit 10.22 to BioSurface's Registration Statement on Form S-1 (File No. 33-55874).
*10.1.1	Amendment to Lease, dated September 11, 1995, to the Lease Agreement dated April 30, 1990 by and between Forest City 64 Sidney Street, Inc. and Genzyme..Filed as Exhibit 10.1.1 to Genzyme's Form 10-K for 2003.
*10.1.2	Second Amendment to Lease, dated March 1, 1996, to the Lease Agreement dated April 30, 1990 by and between Forest City 64 Sidney Street, Inc. and Genzyme. Filed as Exhibit 10.1.2 to Genzyme's Form 10-K for 2003.
*10.1.3	Letter Amendment, dated December 30, 1999, to the Lease Agreement dated April 30, 1990, by and between Forest City 64 Sidney Street, Inc. and Genzyme. Filed as Exhibit 10.1.3 to Genzyme's Form 10-K for 2003.
*10.1.4	Fourth Amendment to Lease, dated March 23, 2001, to the Lease Agreement dated April 30, 1990, by and between Forest City 64 Sidney Street, Inc. and Genzyme. Filed as Exhibit 10.1.4 to Genzyme's Form 10-K for 2003.
*10.1.5	Lease Agreement dated November 30, 2005, by and between Forest City 64 Sidney Street, Inc. and Genzyme. Filed as Exhibit 10.1.5 to Genzyme's Form 10-K for 2006.
*10.2	Lease, dated June 1, 1992, for land at Allston Landing, Allston, Massachusetts, between Allston Landing Limited Partnership and the Massachusetts Turnpike Authority. Filed as Exhibit 10.9 to Genzyme's Form 10-K for 1993.
*10.2.1	First Amendment to Lease, dated July 26, 1995, to Lease dated June 1, 1992, between Allston Landing Limited Partnership and the Massachusetts Turnpike Authority. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended June 30, 2005.
*10.2.2	Second Amendment to Lease, dated December 22, 1997, to Lease dated June 1, 1992, between Allston Landing Limited Partnership and the Massachusetts Turnpike Authority. Filed as Exhibit 10.2 to Genzyme's Form 10-Q for the quarter ended June 30, 2005.
*10.3	Commercial Lease, dated December 24, 1998, by and between Aventis Pasteur SA and Imtix-SangStat S.A.S. for Building C5 located at Marcy L'Etoile, Lyon, France. Filed as Exhibit 10.4 to Genzyme's Form 10-K for 2003.
*10.3.1	Amendment to Commercial Lease, dated September 30, 2000, to the Lease dated December 24, 1998, by and between Aventis Pasteur SA and Imtix-SangStat S.A.S. Filed as Exhibit 10.4.1 to Genzyme's Form 10-K for 2003.
*10.4	Lease, dated August 28, 2000, for Building D, Cambridge Research Park, Cambridge, Massachusetts, between Genzyme and Kendall Square LLC. Filed as Exhibit 10.4 to Genzyme's Form 10-K for 2005.
*10.4.1	First Amendment to Lease, dated August 1, 2003, to the Lease dated August 28, 2000, by and between Genzyme and Kendall Square LLC. Filed as Exhibit 10.5.1 to Genzyme's Form 10-K for 2004.
*10.5	Underlease of 50 Gibson Drive, Kings Hill Business Park, West Malling, Kent, U.K., dated January 19, 2001, by and among Genzyme Limited, Liberty Property Limited Partnership and Kings Hill Estate Management Company Limited. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended September 30, 2005.

EXHIBIT NO.	DESCRIPTION
*10.5.1	Deed of Variation of Underlease dated January 19, 2001, and Agreement for Lease, each dated August 22, 2005, by and between Genzyme Limited and Kent City Council (successors to Liberty Property Limited Partnership). Filed as Exhibit 10.2 to Genzyme's Form 10-Q for the quarter ended September 30, 2005.
*10.6	Lease, dated September 3, 1990, for the land located at the Industrial Development Authority Industrial Park, County Waterford, Ireland (comprised in folio 4917 & 324IF County Waterford), by and between the Industrial Development Authority and Bausch & Lomb Ireland. Filed as Exhibit 10.2 to Genzyme's Form 10-Q for the quarter ended September 30, 2001.
*10.7	Contract for Sale, dated June 25, 2001, for the premises located at the Industrial Development Authority Industrial Park, County Waterford, Ireland, (comprised in folio 4141L County Waterford) by and between Luxottica Ireland Limited and Genzyme Ireland Limited (f/k/a Gosfend Limited). Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended September 30, 2001.
*10.8	Deed of Transfer, dated July 2, 2001, between Luxottica Ireland Limited and Genzyme Ireland Limited, related to the Lease dated September 3, 1990 for the premises located at the Industrial Development Authority Industrial Park, County Waterford, Ireland (comprised in folio 4141L County Waterford). Filed as Exhibit 10.3 to Genzyme's Form 10-Q for the quarter ended September 30, 2001.
*10.9	Contract for Sale, dated August 2, 2001, for the land located at the Industrial Development Authority Industrial Park, County Waterford, Ireland (comprised in folio 4917 County Waterford), by and between the Industrial Development Authority and Genzyme Ireland Limited. Filed as Exhibit 10.4 to Genzyme's Form 10-Q for the quarter ended September 30, 2001.
*10.10	Lease, dated August 24, 2001, for the land located at the Industrial Development Authority Industrial Park, County Waterford, Ireland (comprised in folio 4917 County Waterford) by the Industrial Development Authority and Genzyme Ireland Limited. Filed as Exhibit 10.5 to Genzyme's Form 10-Q for the quarter ended September 30, 2001.
*10.11	1997 Equity Incentive Plan, as amended. Filed as Exhibit 10.12 to Genzyme's Form 10-K for 2006.
*10.12	1998 Director Stock Option Plan, as amended. Filed as Exhibit 10.2 to Genzyme's Form 10-Q for the quarter ended June 30, 2006.
*10.12.1	Form of Nonstatutory Stock Option for grants under Genzyme's 1998 Director Stock Option Plan. Filed as Exhibit 10.5 to Genzyme's Form 10-Q for the quarter ended June 30, 2005.
*10.12.2	2007 Director Equity Plan. Filed as Exhibit 10.2 to Genzyme's 8-K filed May 30, 2007.
*10.12.3	Form of Nonstatutory Stock Option for grants under Genzyme's 2007 Director Equity Plan. Filed as Exhibit 10.3 to Genzyme's 8-K filed May 30, 2007.
*10.12.4	Form of Restricted Stock Unit for grants under Genzyme's 2007 Director Equity Plan. Filed as Exhibit 10.4 to Genzyme's 8-K filed May 30, 2007.
*10.13	2001 Equity Incentive Plan, as amended. Filed as Exhibit 10.14 to Genzyme's 10-K for 2006.
*10.13.1	Form of Incentive Stock Option for grants to executive officers under Genzyme's 2001 Equity Incentive Plan. Filed as Exhibit 10.14.1 to Genzyme's 10-K for 2006.

EXHIBIT NO.	DESCRIPTION
*10.13.2	Form of Nonstatutory Stock Option for grants to executive officers under Genzyme's 2001 Equity Incentive Plan. Filed as Exhibit 10.14.2 to Genzyme's 10-K for 2006.
*10.14	2004 Equity Incentive Plan, as amended. Filed as Exhibit 10.2 to Genzyme's Form 10-Q for the quarter ended June 30, 2007.
*10.14.1	Form of Incentive Stock Option for grants to executive officers under Genzyme's 2004 Equity Incentive Plan. Filed as Exhibit 10.15.1 to Genzyme's Form 10-K for 2006.
*10.14.2	Form of Nonstatutory Stock Option for grants to executive officers under Genzyme's 2004 Equity Incentive Plan. Filed as Exhibit 10.15.2 to Genzyme's Form 10-K for 2006.
*10.14.3	Form of Restricted Stock Unit for grants to executive officers under Genzyme's 2004 Equity Incentive Plan. Filed as Exhibit 10.1 to Genzyme's 8-K filed May 30, 2007.
*10.15	1999 Employee Stock Purchase Plan, as amended. Filed as Exhibit 10.3 to Genzyme's Form 10-Q for the quarter ended June 30, 2007.
*10.16	1996 Directors' Deferred Compensation Plan, as amended. Filed as Exhibit 10.20 to Genzyme's Form 10-K for 2004.
*10.17	Executive Employment Agreement, dated January 1, 1990, between Genzyme and Henri A. Termeer. Filed as Exhibit 10.32 to Genzyme's Form 10-K for 1990.
*10.18	Executive Employment Agreement, dated January 1, 1996, between Genzyme and Peter Wirth. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended March 31, 1996.
*10.19	Form of Indemnification Agreement between Genzyme and its executive officers. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended September 30, 2004.
*10.20	Form of Severance Agreement between Genzyme and its executive officers. Filed as Exhibit 10.2 to Genzyme's Form 10-Q for the quarter ended September 30, 2007.
*10.21	Information regarding certain executive compensation matters, including 2008 salaries and incentive bonus targets for Genzyme's named executive officers. Filed with Genzyme's Form 8-K filed on December 7, 2007.
10.21.1	Information regarding certain executive compensation matters, including actual 2007 salaries and incentive bonuses for Genzyme's named executive officers. Filed herewith.
*10.22	Amended and Restated Collaboration Agreement, effective as of January 1, 2008, among Genzyme, BioMarin and BioMarin/Genzyme LLC. Filed as Exhibit 10.31 to BioMarin's 10-K for 2007.**
*10.22.1	Manufacturing, Marketing and Sales Agreement among Genzyme, BioMarin and BioMarin/Genzyme LLC, effective as of January 1, 2008. Filed as Exhibit 10.30 to BioMarin's 10-K for 2007.**
*10.23	Supply Agreement, dated January 24, 2006, by and between Cambrex Charles City, Inc. and Genzyme. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended September 30, 2006.**
*10.24	Contract Manufacturing Agreement dated September 14, 2001, as amended, between GelTex and The Dow Chemical Company. Filed as Exhibit 10.35 to Genzyme's Form 10-K for 2002.**

EXHIBIT NO.	DESCRIPTION
*10.24.1	Second Amendment, dated October 9, 2002, to Contract Manufacturing Agreement dated September 14, 2001, between GelTex and The Dow Chemical Company. Filed as Exhibit 10.34.1 to Genzyme's Form 10-K for 2003.**
*10.24.2	Third Amendment, dated December 8, 2003, to Contract Manufacturing Agreement dated September 14, 2001, between GelTex and The Dow Chemical Company. Filed as Exhibit 10.34.2 to Genzyme's Form 10-K for 2003.**
*10.24.3	Fourth Amendment, dated July 1, 2004, to Contract Manufacturing Agreement dated September 14, 2001, between GelTex and The Dow Chemical Company. Filed as Exhibit 10.29.3 to Genzyme's Form 10-K for 2004.**
*10.24.4	Amended and Restated Contract Manufacturing Agreement signed as of December 15, 2006, between Genzyme (as successor to GelTex) and The Dow Chemical Company. Filed with Genzyme's Form 8-K filed on December 15, 2006.**
*10.25	Credit Agreement, dated July 14, 2006, among Genzyme and those of its subsidiaries party thereto, the lenders listed therein, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, ABN AMRO Bank N.V., Citizens Bank of Massachusetts and Wachovia Bank, National Association, as co-documentation agents. Filed with Genzyme's Form 8-K filed on July 19, 2006.
*10.26	North American Termination and Transition Agreement, dated November 3, 2004, by and between Genzyme and Wyeth. Filed as Exhibit 10.31 to Genzyme's Form 10-K for 2004.**
*10.27	Purchase and Supply Agreement, effective as of January 1, 2005, by and between Genzyme and Invitrogen Corporation. Filed as Exhibit 10.3 to Genzyme's Form 10-Q for the quarter ended June 30, 2005.**
*10.27.1	Amendment No. 2 effective as of January 1, 2007 to Purchase and Supply Agreement, effective as of January 1, 2005, by and between Genzyme and Invitrogen Corporation. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended June 30, 2007.**
*10.27.2	Amended and Restated Contract Purchase and Supply Agreement between Invitrogen Corporation and Genzyme Corporation effective December 31, 2007. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended September 30, 2007.**
13	Portions of the 2007 Genzyme Corporation Annual Report incorporated by reference into Parts I, II and IV of this Form 10-K. Furnished herewith.
21	Subsidiaries of Genzyme. Filed herewith.
23	Consent of PricewaterhouseCoopers LLP. Filed herewith.
31.1	Certification of the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
31.2	Certification of the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
32.1	Certification of the Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002. Furnished herewith.
32.2	Certification of the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002. Furnished herewith.

EXHIBIT NO.	DESCRIPTION
99	Financial statements and notes thereto of BioMarin/Genzyme LLC as of December 31, 2007 and 2006, and for the years ended December 31, 2007, 2006 and 2005. Filed herewith.

---

* Indicates exhibit previously filed with the SEC and incorporated herein by reference. Exhibits filed with Forms 10-K, 10-Q, 8-K, 8-A, 8-B or Schedule 14A of Genzyme Corporation were filed under Commission File No. 0-14680.

** Confidential treatment has been requested or granted for the deleted portions of Exhibits 10.22 through 10.24.4 and 10.26 through 10.27.2.

EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS

Exhibits 10.11 through 10.21.1 above are management contracts or compensatory plans or arrangements in which our executive officers or directors participate.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENZYME CORPORATION

By: /s/ MICHAEL S. WYZGA

Michael S. Wyzga
Executive Vice President, Finance, Chief Financial Officer, and Chief Accounting Officer

Dated: February 29, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Name	Title	Date
/s/ HENRI A. TERMEER Henri A. Termeer	Director and Principal Executive Officer	February 29, 2008
/s/ MICHAEL S. WYZGA Michael S. Wyzga	Principal Financial and Accounting Officer	February 29, 2008
/s/ DOUGLAS A. BERTHIAUME Douglas A. Berthiaume	Director	February 29, 2008
/s/ GAIL K. BOUDREAUX Gail K. Boudreaux	Director	February 29, 2008
/s/ ROBERT J. CARPENTER Robert J. Carpenter	Director	February 29, 2008
/s/ CHARLES L. COONEY Charles L. Cooney	Director	February 29, 2008
/s/ VICTOR J. DZAU Victor J. Dzau	Director	February 29, 2008
/s/ CONNIE MACK III Connie Mack III	Director	February 29, 2008
/s/ RICHARD F. SYRON Richard F. Syron	Director	February 29, 2008

EXHIBIT 13

GENZYME CORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data

The following financial data should be read in conjunction with our audited, consolidated financial statements and related notes contained elsewhere in this Annual Report on Form 10-K. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties associated with operating our business, including those described under the caption "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Risk Factors" included in this Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Amounts in thousands)				
Revenues:					
Net product sales	$3,457,778	$2,887,409	$2,453,303	$1,976,191	$1,563,509
Net service sales	326,326	282,118	261,379	212,392	130,984
Research and development revenue	29,415	17,486	20,160	12,562	19,378
Total revenues	3,813,519	3,187,013	2,734,842	2,201,145	1,713,871
Operating costs and expenses:					
Cost of products sold(1,2)	715,504	536,388	462,177	448,442	399,961
Cost of services sold(1)	211,826	199,283	170,475	140,144	75,683
Selling, general and administrative(1,3)	1,187,184	1,010,400	787,839	599,388	519,977
Research and development(1,4)	737,685	649,951	502,657	391,802	335,256
Amortization of intangibles	201,105	209,355	181,632	109,473	80,257
Purchase of in-process research and development(5)	106,350	552,900	29,200	254,520	158,000
Charges for impaired goodwill(6)	—	219,245	—	—	102,792
Charges for impaired assets	—	—	—	4,463	10,894
Total operating costs and expenses	3,159,654	3,377,522	2,133,980	1,948,232	1,682,820
Operating income (loss)	653,865	(190,509)	600,862	252,913	31,051
Other income (expenses):					
Equity in income (loss) of equity method investments(7)	7,398	15,705	151	(15,624)	(16,743)
Minority interest	3,932	10,418	11,952	5,999	2,232
Gains (losses) on investments in equity securities, net(8)	13,067	73,230	5,698	(1,252)	(1,201)
Loss on sale of product line(9)	—	—	—	—	(27,658)
Other	(637)	(2,045)	(1,535)	(357)	959
Investment income	70,196	56,001	31,429	24,244	43,015
Interest expense	(12,147)	(15,478)	(19,638)	(38,227)	(26,600)
Total other income (expenses)	81,809	137,831	28,057	(25,217)	(25,996)
Income (loss) before income taxes(1)	735,674	(52,678)	628,919	227,696	5,055
(Provision for) benefit from income taxes(1,6)	(255,481)	35,881	(187,430)	(141,169)	(72,647)
Net income (loss)(1)	$ 480,193	$ (16,797)	$ 441,489	$ 86,527	$ (67,592)

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data (Continued)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Continued)

	For the Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Amounts in thousands, except per share amounts)				
Net income (loss) per share:					
Allocated to Genzyme Stock(10):					
Net income (loss) allocated to Genzyme Stock	$480,193	$(16,797)	$441,489	$ 86,527	$ 94,283
Net income (loss) per share of Genzyme Stock:					
Basic(1)	$ 1.82	$ (0.06)	$ 1.73	$ 0.38	$ 0.43
Diluted(1)	$ 1.74	$ (0.06)	$ 1.65	$ 0.37	$ 0.42
Allocated to Biosurgery Stock(10):					
Net loss allocated to Biosurgery Stock					$(152,651)
Net loss per share of Biosurgery Stock—basic and diluted					$ (3.76)
Weighted average shares outstanding					40,630
Allocated to Molecular Oncology Stock(10):					
Net loss allocated to Molecular Oncology Stock					$ (9,224)
Net loss per share of Molecular Oncology Stock—basic and diluted					$ (0.54)
Weighted average shares outstanding					16,958

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data (Continued)

CONSOLIDATED BALANCE SHEET DATA

	December 31,				
	2007	2006	2005	2004	2003
	(Amounts in thousands)				
Cash and investments(11)	$1,460,394	$1,285,604	$1,089,102	$1,079,454	$1,227,460
Working capital	1,106,791	1,338,062	1,114,976	1,009,231	930,951
Total assets	8,301,741	7,191,188	6,878,865	6,069,421	5,004,528
Long-term debt, capital lease obligations and convertible debt, including current portion	810,373	816,029	820,113	940,494	1,435,759
Stockholders' equity	6,612,937	5,660,711	5,149,867	4,380,156	2,936,412

There were no cash dividends paid.

(1) Effective January 1, 2006, we adopted the provisions of FAS 123R, "Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95." For the years ended December 31, 2007 and 2006, we recorded pre-tax stock-based compensation expense, which was allocated based on the functional cost center of each employee as follows (amounts in thousands, except per share amounts):

	For the Years Ended December 31,	
	2007	2006
Cost of products and services sold	$ (25,677)	$ (21,430)
Selling, general and administrative	(106,172)	(121,822)
Research and development	(58,101)	(65,248)
Total	(189,950)	(208,500)
Less: tax benefit of stock options	58,148	66,331
Stock-based compensation expense, net of tax	$(131,802)	$(142,169)
Net loss per share—basic and diluted	$ (0.50)	$ (0.54)

(2) Includes a charge of $20.9 million recorded in 2007 to write off finished lots and record reserves against other lots of our Thymoglobulin inventory which did not meet our specifications for saleable product.

(3) Includes a charge of $64.0 million recorded in 2007 to settle the litigation related to the consolidation of our former tracking stocks.

(4) Includes a charge of $25.0 million recorded in 2007 for an upfront milestone payment paid to Ceregene Inc. for the development and commercialization of CERE-120, a gene therapy product candidate.

(5) Includes charges for pre-tax IPR&D incurred in connection with the following acquisitions:

- 2007—Bioenvision;
- 2006—AnorMED;
- 2005—Avigen, Inc., or Avigen, Bone Care and Verigen;

- 2004—ILEX Oncology Inc., or ILEX Oncology; and
- 2003—SangStat.

(6) Charges for impaired goodwill includes the following charges recorded in accordance with FAS 142, "Goodwill and Other Intangible Assets":

- 2006—a $219.2 million pre-tax impairment charge and $69.8 million of related tax benefits to write off the goodwill of our Genetics reporting unit; and
- 2003—a $102.8 million charge to write off the goodwill associated with our orthopaedics business unit.

(7) For 2007, includes a charge of $19.1 million related to the completion of the first step of the two step acquisition process under which we acquired Bioenvision.

(8) For 2007, includes a pre-tax gain of $10.8 million recorded on the sale of our entire investment in the common stock of Therapeutic Human Polyclonals Inc., or THP. For 2006, includes a $69.4 million gain on the sale of our entire investment in Cambridge Antibody Technology Group plc, or CAT.

(9) Reflects a loss of $27.7 million related to the sale of substantially all of the tangible and intangible assets directly associated with our cardiac device business to Teleflex Inc in 2003.

(10) Through June 30, 2003, we had three outstanding series of common stock—Genzyme General Stock, Genzyme Biosurgery Stock and Genzyme Molecular Oncology Stock, which we refer to as "tracking stock." Effective July 1, 2003, we eliminated our tracking stock capital structure and, as a result, ceased allocating earnings to Biosurgery Stock and Molecular Oncology Stock. Effective July 1, 2003, we have one outstanding series of common stock, which we refer to as Genzyme Stock, and as of that date, all of our earnings are allocated to Genzyme Stock.

(11) Includes cash, cash equivalents, and short- and long-term investments in debt securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION AND SUBSIDIARIES' FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under "Risk Factors" below. These risks and uncertainties could cause actual results to differ materially from those forecasted in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward-looking statements under "Note Regarding Forward-Looking Statements" at the beginning of this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated), and we undertake no obligation to update or revise the statements in light of future developments.

INTRODUCTION

We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our broad product and service portfolio is focused on rare disorders, renal diseases, orthopaedics, organ transplant, diagnostic and predictive testing, and cancer. We are organized into six financial reporting units, which we also consider to be our reporting segments:

- Renal, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure. The unit derives substantially all of its revenue from sales of Renagel (including sales of bulk sevelamer) and Hectorol;
- Therapeutics, which develops, manufactures and distributes therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as LSDs, and other specialty therapeutics, such as Thyrogen. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme, Myozyme and Thyrogen;
- Transplant, which develops, manufactures and distributes therapeutic products that address pre-transplantation, prevention and treatment of graft rejection in organ transplantation and other hematologic and auto-immune disorders. The unit derives substantially all of its revenue from sales of Thymoglobulin;
- Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc, the Sepra line of products, Carticel and MACI;
- Genetics, which provides testing services for the oncology, prenatal and reproductive markets; and
- Oncology, which develops, manufactures and distributes products for the treatment of cancer, with a focus on antibody- and small molecule-based therapies. The unit derives substantially all of its revenue from sales and royalties received on sales of Campath and Clolar and from the reimbursement of Campath development expenses.

We report the activities of our diagnostic products, bulk pharmaceuticals and cardiovascular business units under the caption "Other." We report our corporate, general and administrative operations and corporate science activities under the caption "Corporate."

MERGERS AND ACQUISITIONS

2007 Acquisitions:

The following acquisitions were accounted for as business combinations and, accordingly, we have included their results of operations in our consolidated statements of operations from the date of acquisition.

Diagnostic Assets of Diagnostic Chemicals Limited

On December 3, 2007, we acquired certain diagnostic assets from Diagnostic Chemicals Limited, or DCL, a privately-held diagnostics and biopharmaceutical company based in Charlottetown, Prince Edward Island, Canada, including DCL's line of over 50 formulated clinical chemistry reagents and its diagnostics operations in Prince Edward Island, Canada and Connecticut. We paid gross consideration of $53.3 million Canadian dollars, or $53.8 million U.S. dollars (based on the December 3, 2007 spot rate for the Canadian dollar), in cash. We closed the transaction on December 3, 2007.

Bioenvision

On May 29, 2007, we entered into an agreement and plan of merger with Bioenvision, a publicly-traded biopharmaceutical company based in New York City and Edinburgh, Scotland, and Wichita Bio Corporation, one of our wholly-owned subsidiaries, to acquire Bioenvision in an all-cash transaction valued at $11.20 per outstanding share of Bioenvision Series A Preferred Stock (plus accrued but unpaid dividends) and $5.60 per outstanding share of Bioenvision Common Stock. We paid gross consideration of $349.9 million in cash, including $345.4 million for the outstanding shares of Bioenvision Common and Series A Preferred Stock and options to purchase shares of Bioenvision Common Stock, and approximately $5 million for acquisition costs. Net consideration was $304.7 million as we acquired Bioenvision's cash and cash equivalents totaling $45.2 million. Effective October 23, 2007, we completed the acquisition of Bioenvision through the culmination of a two step process consisting of a tender offer completed in July 2007, and a merger approved in October 2007.

Bioenvision was focused on the acquisition, development and marketing of compounds and technologies for the treatment of cancer, autoimmune disease and infection. The acquisition of Bioenvision provides us with the exclusive, worldwide rights to clofarabine. We currently market clofarabine in the United States and Canada under the brand name Clolar for relapsed and refractory pediatric acute lymphoblastic leukemia, or ALL, patients. In Europe, we co-developed clofarabine with Bioenvision and Bioenvision has been marketing the product under the brand name Evoltra, also for the treatment of relapsed and refractory pediatric ALL patients. We are developing clofarabine for diseases with significantly larger patient populations, including use as a first-line therapy for the treatment of adult acute myeloid leukemia, or AML. Clofarabine has been granted orphan drug status for ALL and AML in both the United States and European Union.

Tender Offer—Step One

On July 10, 2007, we completed the tender offer and purchased 2,250,000 shares of Bioenvision Series A Preferred Stock for $25.2 million, which we recorded as a component of investments in equity securities, and 8,398,098 shares of Bioenvision Common Stock for $47.0 million, which we recorded as a component of other noncurrent assets in our consolidated balance sheet. As a result of the tender offer, we acquired approximately 22% of the then outstanding shares of Bioenvision Common Stock on an as-converted basis, including 100% of the outstanding Bioenvision Series A Preferred Stock.

We accounted for our investment in Bioenvision Common Stock under the equity method of accounting from July 10, 2007 through October 22, 2007. We recorded our initial $47.0 million investment in Bioenvision Common Stock as a single amount in other noncurrent assets in our consolidated balance sheet. The purchase price of our initial investment in Bioenvision Common Stock was attributed to the fair value of our 15% proportional share of the tangible assets and liabilities of Bioenvision as of July 10, 2007. The excess of the purchase price over our proportional share of the net assets of Bioenvision as of that date was attributed to the underlying intangible assets and IPR&D, net of tax, and goodwill. The following table sets forth the purchase price allocation for our initial investment in Bioenvision Common Stock and the components of the $21.1 million of charges we recorded to equity in income of equity method investments for the period from July 10, 2007 through October 22, 2007 related to our initial investment in Bioenvision Common Stock (amounts in thousands):

	Investment in Bioenvision Common Stock	Equity in Income (Loss) of Equity Method Investments
Our 15% proportional share of the tangible assets and liabilities of Bioenvision	$ 7,062	$ —
Goodwill	4,008	—
Other intangible assets	26,531	—
IPR&D	19,150	—
Deferred tax liabilities	(9,722)	—
Initial investment in Bioenvision Common Stock	47,029	—
Effect of equity method of accounting:		
IPR&D	(19,150)	(19,150)
Our 15% proportional share of the losses of Bioenvision(1)	(1,424)	(1,424)
Amortization expense(1)	(829)	(829)
Deferred tax benefits(1)	302	302
Total	$ 25,928	$(21,101)

(1) Represents charges for the period from July 10, 2007 through October 22, 2007.

The Merger—Step Two

On October 22, 2007, holders of a majority of the issued and outstanding shares of Bioenvision Common Stock and Bioenvision Series A Preferred Stock, voting together as a single class on an as-converted basis, approved the merger. On October 23, 2007, we paid approximately $245 million in cash consideration to the former Bioenvision stockholders and Bioenvision Common Stock ceased trading and was delisted from The Nasdaq Stock Market, Inc., or NASDAQ. In December 2007, we paid approximately $12 million in cash for the outstanding options to purchase shares of Bioenvision Common Stock. We accounted for the acquisition as a business combination and, accordingly, included its results of operations in our consolidated statements of operations from October 23, 2007, the date of acquisition.

2006 Acquisition:

AnorMED

In November 2006, we acquired AnorMED, a publicly-traded chemical-based biopharmaceutical company based in Langley, British Columbia, Canada with a focus on the discovery, development and commercialization of new therapeutic products in the area of hematology, oncology and human immunodeficiency virus, or HIV. We paid gross consideration of $589.2 million in cash, including $584.2 million for the shares of AnorMED's common stock outstanding on the date of acquisition and approximately $5 million for acquisition costs. Net consideration was $569.0 million as we acquired AnorMED's cash and short-term investments totaling $20.2 million. As part of the transaction, we acquired Mozobil, a late-stage product candidate in development for hematopoietic stem cell transplantation, which we have added to our Transplant business. Multiple earlier studies showed that Mozobil rapidly increases the number of stem cells that move out of the bone marrow and into a patient's blood, which is an important step in preparing a patient for a stem cell transplant.

2005 Acquisitions:

- On July 1, 2005, we acquired Bone Care, a publicly-traded specialty pharmaceutical company based in Middleton, Wisconsin with a focus on nephrology. As part of the transaction, we acquired Hectorol, a line of vitamin D2 pro-hormone products used to treat secondary hyperparathyroidism in patients on dialysis and those with earlier stage CKD, which product we have added to our Renal business.
- Other 2005 acquisitions:
  - On July 15, 2005, we acquired Equal Diagnostics, a privately-held diagnostics company based in Exton, Pennsylvania that formerly served as a distributor for our clinical chemistry reagents.
  - On February 8, 2005, we acquired Verigen, a private company based in Leverkusen, Germany with a proprietary cell therapy product for cartilage repair (referred to as MACI) that is currently sold in Europe and Australia.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

The significant accounting policies and methods used in the preparation of our consolidated financial statements are described in Note A., "Summary of Significant Accounting Policies." The preparation of consolidated financial statements under accounting principles generally accepted in the United States of America requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

- Revenue Recognition;
- Stock-Based Compensation;
- Income Taxes;
- Inventories;
- Long-Lived and Intangible Assets;
- Asset Impairments;
- IPR&D; and
- Investments in Marketable Securities and Equity Investments

Revenue Recognition

Product Sales

The timing of product shipments and receipts by the customer can have a significant impact on the amount of revenue recognized in a particular period. A significant portion of our products are sold at least in part through wholesalers and specialty distributors, along with direct sales to hospitals, homecare providers, government agencies and physicians. Consequently, our net sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of our major distributors and other trade buyers, which may result from seasonality, pricing, wholesaler buying decisions or other factors. Inventory in the distribution channel consists of inventory held by wholesalers and specialty distributors, who are our customers, and inventory held by their retail customers, such as pharmacies and hospitals. Our revenue in a particular period can be impacted by increases or decreases in channel inventories. Significant increases in wholesaler or retail inventories could result in reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

We use a variety of data sources to determine the amount of inventory in the distribution channel. For most product lines, we receive data on sales and inventory levels directly from our primary customers. For key product lines in our Renal and Therapeutics areas, our data sources also include prescription and wholesaler data purchased from external data providers. As part of our efforts to limit the amount of Renal and Therapeutics inventory held by distributors and to gain improved visibility into the distribution channel, we have executed agreements to limit the amounts of inventory they carry and to provide us ongoing reports to verify distributor inventory levels and sales data.

Product Sales Allowances

Sales of many biotechnology products in the United States are subject to increased pricing pressure from managed care groups, institutions, government agencies, and other groups seeking discounts. We and other biotechnology companies in the U.S. market are also required to provide statutorily defined rebates and discounts to various U.S. government agencies in order to participate in the Medicaid program and other government-funded programs. In most international markets, we operate in an environment where governments may and have mandated cost-containment programs, placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and enacted across-the-board price cuts as methods to control costs. The sensitivity of our estimates can vary by program, type of customer and geographic location. Estimates associated with Medicaid and other government allowances may become subject to adjustment in a subsequent period.

We record product sales net of the following significant categories of product sales allowances:

- **Contractual adjustments**—We offer chargebacks and contractual discounts and rebates, which we collectively refer to as contractual adjustments, to certain private institutions and various government agencies in both the United States and international markets. We record chargebacks and contractual discounts as allowances against accounts receivable in our consolidated balance sheets. We account for rebates by establishing an accrual for the amounts payable by us to these agencies and institutions, which is included in accrued liabilities in our consolidated balance sheets. We estimate the allowances and accruals for our contractual adjustments based on historical experience and current contract prices, using both internal data as well as information obtained from external sources, such as independent market research agencies and data from wholesalers. We continually monitor the adequacy of these estimates and adjust the allowances and accruals periodically throughout each quarter to reflect our actual experience. In evaluating these allowances and accruals, we consider several factors, including significant changes in the sales performance of our products subject to contractual adjustments, inventory in the distribution channel, changes in U.S. and foreign healthcare legislation impacting rebate or allowance rates, changes in contractual discount rates and the estimated lag time between a sale and payment of the corresponding rebate;

- **Discounts**—In some countries, we offer cash discounts for certain products as an incentive for prompt payment, which are generally a stated percentage off the sales price. We account for cash discounts by reducing accounts receivable by the full amounts of the discounts. We consider payment performance and adjust the accrual to reflect actual experience; and

- **Sales returns**—We record allowances for product returns at the time product sales are recorded. The product returns reserve is estimated based on the returns policies for our individual products and our experience of returns for each of our products. If the price of a product changes or if the history of product returns changes, the reserve is adjusted accordingly. We determine our estimates of the sales return accrual for new products primarily based on the historical sales returns experience of similar products, or those within the same or similar therapeutic category.

Our provisions for product sales allowances reduced gross product sales as follows:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)				
Product sales allowances:					
Contractual adjustments	$ 377,418	$ 298,274	$ 169,181	27%	76%
Discounts	20,037	17,541	14,098	14%	24%
Sales returns	15,342	13,853	7,227	11%	92%
Total product sales allowances	$ 412,797	$ 329,668	$ 190,506	25%	73%
Total gross product sales	$3,870,575	$3,217,077	$2,643,809	20%	22%
Total product sales allowances as a percent of total gross product sales	11%	10%	7%		

Product sales allowances for contractual adjustments and discounts increased for the year ended December 31, 2007, as compared to the same period of 2006, primarily due to an increase in overall gross product sales, and to a lesser extent, changes in rebate rates or product mix. Product sales allowances for contractual adjustments and discounts increased for the year ended December 31, 2006, as compared to the same period of 2005, primarily due to growth in overall gross product sales and a full year of discounts related to sales of Hectorol, which we acquired as a result of our acquisition of Bone Care in July 2005. In addition, Hectorol chargebacks in 2006 were significantly higher than chargebacks for the product in 2005, and were offset, in part, by contracts executed with major customers.

Total estimated product sales allowance reserves and accruals in our consolidated balance sheets increased 31% to approximately $171 million as of December 31, 2007, as compared to approximately $129 million as of December 31, 2006, primarily due to increased product sales. Our actual results have not differed materially from amounts recorded. The annual variation has been less than 0.5% of total product sales for each of the last three years.

Distributor Fees

EITF Issue No. 01-9, "Accounting for Consideration given by a Vendor to a Customer (including a Reseller of a Vendor's Products)" specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue. We include such fees in contractual adjustments, which are recorded as a reduction to product sales. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

- the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and
- the vendor can reasonably estimate the fair value of the benefit received.

We record service fees paid to our distributors as a charge to SG&A, a component of operating expenses, only if the criteria set forth above are met. The following table sets forth the distributor fees recorded as a reduction to product sales and charged to SG&A:

	Year Ended December 31,		
	2007	2006	2005
	(Amounts in thousands)		
Distributor fees:			
Included in contractual adjustments and recorded as a reduction to product sales	$12,445	$ 8,956	$ 325
Charged to SG&A	13,190	10,550	14,504
Total distributor fees	$25,635	$19,506	$14,829

Collaborations

We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." To recognize revenue for a delivered item in a multiple element arrangement, EITF Issue No. 00-21 requires that:

- the delivered items have value to the customer on a stand-alone basis;
- there is objective and reliable evidence of fair value of the undelivered items; and
- delivery or performance is probable and within our control for any delivered items that have a right of return.

The determination that multiple elements in an arrangement meet the criteria for separate units of accounting requires us to exercise our judgment.

We consider the factors or indicators set forth in EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," in deciding whether to record revenue on a gross or net basis. The determination of whether we should recognize revenue on a gross or net basis involves judgment based on the relevant facts and circumstances which relate primarily to whether we act as a principal or agent in the process of generating revenues for the revenue transactions.

Stock-Based Compensation

Effective January 1, 2006, we adopted the provisions of FAS 123R, "Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95," which requires us to recognize stock-based compensation expense in our financial statements for all share-based payment awards, including stock options and restricted stock units, or RSUs, made to employees and directors based upon the grant date fair value of those awards.

We adopted FAS 123R using the modified prospective transition method, which requires us to apply the standard to new equity awards and to equity awards modified, repurchased or canceled after January 1, 2006, our adoption date. The modified prospective transition method does not allow for the restatement of prior periods. Accordingly, our results of operations for the year ended December 31, 2006 and future periods will not be comparable to our results of operations prior to January 1, 2006 because our historical results prior to that date do not reflect the impact of expensing the fair value of share-based payment awards.

We estimate the fair value of each stock option grant using the Black-Scholes option pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. The key assumptions in the Black-Scholes model are the risk-free interest rate, the dividend yield, the expected option life (in years) and the expected volatility of the price of

Genzyme Stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant. The dividend yield percentage is zero because we do not currently pay dividends nor intend to do so during the expected option life. We use historical data on exercises of our stock options and other factors to estimate the expected option life (in years), or term, of the share-based payments granted. We estimate the expected volatility rate for our stock options based on historical volatility of our stock over the expected term of the equity award granted. We determine separate volatility rates for each enrollment under our ESPP based on the period from the commencement date of each enrollment to each applicable purchase date. Changes in these input variables would affect the amount of expense associated with stock-based compensation. The compensation expense recognized for all share-based awards is net of estimated forfeitures. We estimate forfeiture rates based on historical analysis of option forfeitures. If actual forfeitures should vary from estimated forfeitures, adjustments to stock-based compensation expense may be required in future periods.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. We are subject to income taxes in both the United States and numerous foreign jurisdictions; however, our most significant tax jurisdictions are the U.S. federal and states. Significant judgments, estimates and assumptions regarding future events, such as the amount, timing and character of income, deductions and tax credits, are required in the determination of our provision for income taxes and whether valuation allowances are required against deferred tax assets. These judgments, estimates and assumptions involve:

- interpreting the tax laws in various jurisdictions in which we operate;
- analyzing changes in tax laws, regulations, and treaties, foreign currency exchange restrictions; and
- estimating our levels of income, expenses and profits in each jurisdiction and the potential impact of that income on the tax liability in any given year.

We operate in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate adjustments to tax income and expense in future periods. We establish what we believe to be reasonable provisions for possible consequences of audits by the tax authorities of the respective countries. The amount of such provisions is based on various factors, such as experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile. We develop our cumulative probability assessment of the measurement of uncertain tax positions under FASB Interpretation No., or FIN, 48 "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," using internal expertise, experience and judgment. Estimates are refined as additional information becomes known. Any outcome upon settlement that differs from our initial estimate may result in additional or lower tax expense in future periods. However, we do not believe it is possible to reasonably estimate the potential impact of changes to the assumptions, estimates and judgments identified because the resulting change to our tax liability, if any, is dependent on numerous factors, including among others: changes in tax law, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries.

In accordance with FIN 48, adopted on January 1, 2007, we apply a two-step approach to recognize and measure uncertain tax positions (tax contingencies) accounted for under FAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement. We consider many factors, including the factors described above, when evaluating and estimating our tax positions and tax benefits, which requires periodic adjustments and may not accurately forecast actual outcomes.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method. We analyze our inventory levels quarterly and write down inventory, as a charge to cost of sales that has become obsolete due to anticipated product expiration, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. Expired inventory is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval of a product. In no event is inventory capitalized prior to the completion of a phase 3 clinical trial. If a product is not approved for sale, it would result in the write off of the inventory and a charge to earnings. Our inventories as of December 31, 2007 and 2006 do not include any inventory for products that have not yet been approved for sale.

We periodically review our inventories for excess or obsolete inventory and write down obsolete or otherwise unmarketable inventory to its estimated net realizable value. If the actual net realizable value is less than the value we estimate, or if there are any further determinations that inventory will not be marketable based on estimates of demand, additional inventory write downs will be required. Additionally, our products are subject to strict quality control and monitoring throughout the manufacturing process. Periodically, certain lots of inventory may fail to meet our quality specifications during the manufacturing process or prior to sale, or may expire. For such lots, we consider the factors affecting the decline in quality of the lot and assess the likelihood that the lot can be reworked into saleable product, or whether the lot is unmarketable. We record a charge to cost of products sold in our consolidated statement of operations to write off the value of any unmarketable inventory in the period in which we determine that the product no longer meets our criteria for saleable product. The determination of what factors may cause a lot to fail to meet our quality standards, the assessment of whether we can rework the lot within the scope of the approved manufacturing process for the product and the likelihood that we can complete such rework in a timely fashion involve judgments that can affect the amount and timing of the charges we record to write off the value of unmarketable inventory.

Long-Lived and Intangible Assets

Property, Plant and Equipment

As of December 31, 2007, there was $2.0 billion of net property, plant and equipment on our consolidated balance sheet. We generally depreciate property, plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 40 years. Determining the economic lives of property, plant and equipment requires us to make significant judgments that can materially impact our operating results. There can be no assurance that our estimates are accurate. If our estimates require adjustment, it could have a material impact on our reported results.

In the ordinary course of our business, we incur substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. We stop capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires us to make significant judgments. These judgments can have a material impact on our reported results.

Equipment and facilities used to manufacture products subject to FDA or other governmental regulation are required to comply with standards of those regulatory agencies. The activities necessary to obtain approval from these regulatory agencies are referred to as validation costs. We capitalize the cost of validating new equipment and facilities for the underlying manufacturing process. We begin capitalization when we consider the product and manufacturing process to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable to successfully validate the manufacturing process for any future product, we would have to write off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. Costs to initiate new projects in an existing facility are treated as start-up costs and expensed as incurred. To date, all of our manufacturing process validation efforts have been successful. As of December 31, 2007, capitalized validation costs, net of accumulated depreciation, were $15.5 million.

Goodwill and Other Intangible Assets

As of December 31, 2007, there was approximately $1.4 billion of goodwill and $1.6 billion of net other intangible assets on our consolidated balance sheet. We amortize intangible assets using the straight-line method over their estimated economic lives, which range from 1 and 15 years, or using the economic use method if that method results in significantly greater amortization than the straight-line method. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results. For certain acquired intangible assets, we may be required to make additional payments contingent upon meeting certain sales targets. We record amortization expense for these intangibles based on estimated future sales of the related products and include in the determination of amortization all contingent payments that we believe are probable of being made. We apply this amortization model to our Synvisc distribution rights (acquired from Wyeth) and our license agreement with Synpac related to Myozyme patents. We review the sales forecasts of these products on a quarterly basis and assess the impact changes in the forecasts have on the rate of amortization and the likelihood that contingent payments will be made. Adjustments to amortization expense resulting from changes in estimated sales are reflected prospectively.

Asset Impairments

Impairment of Goodwill

FAS 142 requires periodic tests of goodwill for impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. FAS 142 requires goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. We determine the implied fair value by discounting, to present value, the estimated future cash flow of the reporting unit, which includes various analyses, assumptions and estimates including discount rates, projected results and estimated cash flows.

We are required to perform impairment tests under FAS 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. We perform our required annual impairment tests for our goodwill in the third quarter of each year. When we perform impairment tests in future years, the possibility exists that changes in forecasts and estimates from those used at the acquisition date could result in impairment charges.

Impairment of Tangible and Intangible Assets, Other Than Goodwill

We periodically evaluate long-lived assets for potential impairment under FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. If we believe an indicator of potential impairment exists, we test to determine whether the impairment recognition criteria in FAS 144 have been met. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

- determining the appropriate grouping of assets at the lowest level for which cash flows are available;
- estimating future cash flows associated with the asset or group of assets; and
- determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgments could yield significantly different results in this analysis and could result in materially different asset impairment charges.

In-Process Research and Development

In accounting for acquisitions, we allocate the purchase price to the fair value of the acquired tangible and intangible assets, including acquired IPR&D. This allocation requires us to make several significant judgments and estimates. For example, we generally estimate the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires us to make assumptions and estimates about, among other things:

- the time and investment that will be required to develop products and technologies;
- our ability to develop and commercialize products before our competitors develop and commercialize products for the same indications;
- the amount of revenues that will be derived from the products; and
- the appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in our analysis, and could result in materially different asset values and IPR&D charges.

Investments in Debt and Equity Securities

We invest a portion of our excess cash balances in short-term and long-term marketable debt securities. The earnings on our investment portfolios may be adversely affected by changes in interest rates, credit ratings, collateral value, the overall strength of credit markets, and other factors that may result in other than temporary declines in the value of the securities.

We also invest in equity securities as part of our strategy to align ourselves with technologies and companies that fit with our strategic direction. Most often we will collaborate on scientific programs and research with the issuers of the securities.

On a quarterly basis, we review the fair market value of our debt and equity investments in comparison to historical cost. If the fair market value of a security is significantly less than our carrying value, we consider all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

- the extent and duration to which fair value is less than cost;
- historical operating performance and financial condition of the issuer, including industry and sector performance;
- short- and long-term prospects of the issuer and its industry;
- specific events that occurred affecting the issuer;
- overall market conditions and trends; and
- our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value.

For equity investments, this evidence would additionally include:

- continued positive progress in the issuer's scientific and business programs;
- ongoing activity in our collaborations with the issuer; and
- a lack of any other substantial company-specific adverse events causing declines in value.

If our review indicates that the decline in value is "other than temporary" we write down our investment to the then current market value and record an impairment charge to our consolidated statements of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment, and can have a material impact on our reported earnings.

RESULTS OF OPERATIONS

The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

REVENUES

The components of our total revenues are described in the following table:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)				
Product revenue	$3,457,778	$2,887,409	$2,453,303	20%	18%
Service revenue	326,326	282,118	261,379	16%	8%
Total product and service revenue	3,784,104	3,169,527	2,714,682	19%	17%
Research and development revenue	29,415	17,486	20,160	68%	(13)%
Total revenues	$3,813,519	$3,187,013	$2,734,842	20%	17%

Product Revenue

We derive product revenue from sales of:

- Renal products, including Renagel for the reduction of elevated serum phosphorus levels in end-stage renal disease patients on hemodialysis, Hectorol for the treatment of secondary hyperparathyroidism in patients on dialysis and those with CKD, and bulk sevelamer;
- Therapeutics products, including Cerezyme for the treatment of Gaucher disease, Fabrazyme for the treatment of Fabry disease, Myozyme for the treatment of Pompe disease and Thyrogen, which is an adjunctive diagnostic agent used in the follow-up treatment of patients with well-differentiated thyroid cancer and an adjunctive therapy in the ablation of remnant thyroid tissue;
- Transplant products for the treatment of immune-mediated diseases, primarily Thymoglobulin, which induces immunosuppression of certain types of cells responsible for organ rejection in transplant patients;
- Biosurgery products, including orthopaedic products, such as Synvisc, and the Sepra line of products, such as Seprafilm;
- Oncology products, including Campath for the treatment of B-CLL, and Clolar for the treatment of ALL after at least two prior regimens; and
- Other products, including:
  - diagnostic products, including infectious disease and cholesterol testing products; and
  - bulk pharmaceuticals, including WelChol, which is a therapy for the reduction of LDL cholesterol in patients with primary hypercholesterolemia.

The following table sets forth our product revenue on a reporting segment basis:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)				
Renal:					
Renagel (including sales of bulk sevelamer)	$ 602,670	$ 515,119	$ 417,485	17%	23%
Hectorol	115,708	93,360	34,515	24%	>100%
Total Renal	718,378	608,479	452,000	18%	35%
Therapeutics:					
Cerezyme	1,133,153	1,007,036	932,322	13%	8%
Fabrazyme	424,284	359,274	305,064	18%	18%
Thyrogen	113,587	93,687	77,740	21%	21%
Myozyme	200,728	59,238	3,827	>100%	>100%
Other Therapeutics	8,314	410	2,292	>100%	(82)%
Total Therapeutics	1,880,066	1,519,645	1,321,245	24%	15%
Transplant:					
Thymoglobulin/Lymphoglobuline	165,886	149,541	127,739	11%	17%
Other Transplant	8,940	6,425	18,143	39%	(65)%
Total Transplant	174,826	155,966	145,882	12%	7%
Biosurgery:					
Synvisc	242,319	233,860	218,906	4%	7%
Sepra products	104,318	85,338	68,171	22%	25%
Other Biosurgery	34,793	28,020	27,402	24%	2%
Total Biosurgery	381,430	347,218	314,479	10%	10%
Oncology	68,947	48,077	34,098	43%	41%
Other product revenue	234,131	208,024	185,599	13%	12%
Total product revenue	$3,457,778	$2,887,409	$2,453,303	20%	18%

2007 As Compared to 2006

Renal

Sales of Renagel, including sales of bulk sevelamer, increased 17% to $602.7 million for 2007, as compared to 2006. Renagel price increases in the United States in December 2006 and April 2007 accounted for $36.4 million of the additional revenue, while increased end-user demand worldwide accounted for $51.2 million of additional revenue. The strengthening of foreign currencies, primarily the Euro and British pound sterling, against the U.S. dollar in 2007, as compared to 2006, positively impacted Renagel revenue by $16.7 million. Sales of Renagel, including sales of bulk sevelamer, were 16% of our total revenue for 2007 and 2006.

Sales of Hectorol increased 24% to $115.7 million for 2007, as compared to $93.4 million for 2006, primarily due to price increases for the 0.5 and 2.5 microgram tablets in July and December 2006 and a price increase for Hectorol IV in April 2006, as well as higher end-user demand.

We expect sales of Renagel and Hectorol to continue to increase, driven primarily by growing patient access to these products, including through the Medicare Part D program in the United States, and the continued adoption of the products by nephrologists worldwide. We expect adoption rates for Renagel to trend favorably as a result of our DCOR trial and the growing acceptance of the National Kidney Foundation's 2003 Kidney Disease Outcome Quality Initiative, or KDOQI, Guidelines for Bone Metabolism and Disease in CKD and the RIND study. Renagel and Hectorol compete with several other products and our future sales may be impacted negatively by these products. In addition, a generic manufacturer has filed an Abbreviated New Drug Application (ANDA) seeking to market a generic version of Hectorol prior to the expiration dates of our patents covering the product. If this or any other generic manufacturer were to receive approval to sell a generic version of Hectorol, our revenues from this product would be adversely affected. In addition, our ability to continue to increase sales of Renagel and Hectorol will depend on many other factors, including our ability to optimize dosing and improve patient compliance with Renagel dosing, the availability of reimbursement from third-party payors and the extent of coverage, including under the Medicare Part D program. Also, the accuracy of our estimates of fluctuations in the payor mix and our ability to effectively manage wholesaler inventories and the levels of compliance with the inventory management programs we implemented for Renagel and Hectorol with our wholesalers could impact the revenue from our Renal reporting segment that we record from period to period.

On October 22, 2007, the FDA granted marketing approval for Renvela, a second-generation buffered form of Renagel for the control of serum phosphorus in patients with CKD on dialysis. We expect to launch Renvela for dialysis patients in the United States during the first quarter of 2008 and are pursuing regulatory approvals in Europe, South America and in other markets internationally. We will continue to make Renagel available, with the long-term goal of transitioning patients to Renvela.

In October 2007, an FDA advisory committee voted to recommend that the agency extend the indications for phosphate binders to include pre-dialysis patients with hyperphosphatemia. We are engaged in discussions with the FDA regarding the expansion of the product's labeling to include CKD patients with hyperphosphatemia who have not progressed to dialysis. In addition, we expect to file for approval of a powder form of Renvela that may make it easier for patients to comply with their prescribed treatment program. While Renagel will remain available for a period of time, our long-term goal is to transition patients to Renvela.

Therapeutics

Therapeutics product revenue increased 24% to $1.9 billion for 2007, as compared to 2006, due to continued growth in sales of Cerezyme, Fabrazyme and Thyrogen and to the launch of Myozyme in the European Union, the United States and Canada in 2006.

The 13% growth in sales of Cerezyme to $1.1 billion for 2007, as compared to 2006, is attributable to our continued identification of new Gaucher disease patients, particularly in international markets. Through October 2007, our price for Cerezyme remained consistent from period to period. Effective November 1, 2007, we implemented a 3% price increase in the United States for Cerezyme. Although we expect Cerezyme to continue to be a substantial contributor to revenues in the future, it is a mature product, and as a result, we do not expect that the current new patient growth trend will continue. The strengthening of foreign currencies, primarily the Euro and British pound sterling, against the U.S. dollar positively impacted Cerezyme revenue by $38.5 million in 2007, as compared to 2006.

Our results of operations are highly dependent on sales of Cerezyme and a reduction in revenue from sales of this product would adversely affect our results of operations. Sales of Cerezyme were approximately 30% of our total revenue in 2007, as compared to 32% in 2006. Revenue from Cerezyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease which gained commercial acceptance, if our marketing activities are restricted, or if coverage, pricing or reimbursement is limited.

The 18% increase to $424.3 million for 2007 in sales of Fabrazyme, as compared to 2006, is primarily attributable to increased patient identification worldwide as Fabrazyme is introduced into new markets. We established a 3% price increase in the United States for Fabrazyme in November 2007 which did not have a significant impact on Fabrazyme revenue in 2007 as compared to 2006. The strengthening of foreign currencies, primarily the Euro and British pound sterling, against the U.S. dollar positively impacted Fabrazyme revenue by $13.0 million in 2007, as compared to 2006.

Sales of Thyrogen increased 21% to $113.6 million for 2007, as compared to 2006. A Thyrogen price increase of approximately 10% in the United States in April 2007 accounted for $4.3 million of the additional revenue while worldwide volume growth impacted sales by $15.6 million. The strengthening of foreign currencies, primarily the Euro and British pound sterling, against the U.S. dollar positively impacted Thyrogen revenue by $3.2 million in 2007, as compared to 2006. In December 2007 we received FDA approval for the use on Thyrogen in thyroid cancer remnant ablation procedures.

Sales of Myozyme were $200.7 million in 2007, as compared to $59.2 million in 2006. We launched Myozyme in the United States in May 2006, in Europe a month later and in Canada in September 2006. We are introducing Myozyme on a country-by-country basis in the European Union, as pricing and reimbursement approvals are obtained. Myozyme has received orphan drug designation in the United States, which provides seven years of market exclusivity, and in the European Union, which provides ten years of market exclusivity. In April 2007, Myozyme was approved for commercial sale in Japan and in June 2007 we launched the product after we received reimbursement approval. We expect to file for approval in several additional countries in 2008. The 9% increase in the Euro against the U.S. dollar in 2007, as compared to 2006, positively impacted Myozyme revenue by $4.3 million.

We currently manufacture Myozyme in the United States and have begun Myozyme fill-finish at our facility in Waterford, Ireland. In addition, in October 2007, we submitted an application to the FDA seeking approval of a larger-scale (2000 liters) manufacturing process, based in Allston, Massachusetts, to enable us to meet the expected demand for Myozyme in the U.S. market going forward. We currently anticipate a decision from the FDA on the application for our larger-scale manufacturing process in the first half of 2008. In the meantime, we are continuing our efforts to optimize supply for the U.S. market, including temporarily transitioning some patients to a clinical access program. This has had an adverse effect on our Myozyme revenue and will continue to have an adverse effect until we receive FDA approval. In 2008, we are planning to produce validation lots of Myozyme at the 4000 liters scale in our protein manufacturing facility in Geel, Belgium, with approval anticipated in 2009.

Effective January 1, 2008, we, BioMarin and BioMarin/Genzyme LLC restructured our relationship regarding the manufacturing, marketing and sale of Aldurazyme and entered into several restructuring agreements. BioMarin will continue to manufacture Aldurazyme. We will continue to purchase Aldurazyme exclusively from BioMarin and globally market and sell the product. Effective January 1, 2008, instead of sharing all costs and profits of Aldurazyme equally, we will record all sales of Aldurazyme and will pay BioMarin a tiered payment ranging from approximately 39.5% to 50% of worldwide net product sales of Aldurazyme.

Transplant

Transplant product revenue increased 12% to $174.8 million for 2007, as compared to 2006. The increase is primarily due to a $18.0 million increase in sales of Thymoglobulin as a result of its increased utilization in transplant procedures worldwide.

In the second quarter of 2007, we began experiencing certain manufacturing challenges with respect to the production of Thymoglobulin resulting in stability issues. We have worked closely with the FDA in addressing these challenges, and have implemented certain process changes at our

Thymoglobulin manufacturing plant in Lyon, France to resolve these production issues. The FDA has accepted our responses to a warning letter issued last year regarding the production processes at our plant in Lyon, France. We will continue to closely monitor our Thymoglobulin inventory levels and intend to manage production in order to maintain adequate supply levels in 2008.

Biosurgery

Biosurgery product revenue increased 10% to $381.4 million in 2007, as compared to 2006. Seprafilm revenue increased $20.2 million in 2007, as compared to 2006, primarily due to greater penetration into the United States, Japanese and European markets.

Synvisc sales increased $8.5 million in 2007, as compared to 2006, primarily due to a $5.4 million increase in U.S. volume.

We received approval to market Synvisc-One, a single injection regimen, in the European Union in December 2007. We expect regulatory action on a marketing application in the United States in the second half of 2008. We also plan on pursuing marketing approvals for Synvisc-One in Canada, Asia and Latin America.

Oncology

Oncology product revenue increased 43% to $68.9 million in 2007, as compared to 2006, primarily due to a 39% increase to $64.9 million in the combined sales of Campath and Clolar.

In September 2007, the FDA approved expanded labeling for Campath to include first-line treatment of patients with B-CLL, significantly increasing the number of patients eligible to receive the product. In December 2007 we received European approval for an expanded indication as well.

We are developing the intravenous formulation of Clolar for significantly larger indications, including first-line and relapsed or refractory AML in adults. We are also developing an oral formulation of Clolar and have initiated clinical trials for the treatment of MDS. Clolar has been granted orphan drug status for ALL and AML in both the United States and European Union.

Other Product Revenue

Other product revenue increased 13% to $234.1 million in 2007, as compared to 2006, primarily due to:

- a 9% increase in sales of diagnostic products to $125.8 million, due to increased demand; and
- a 44% increase in sales of WelChol to $58.0 million, due to bulk sales and royalties earned as a result of increased demand from our U.S. marketing partner, Sankyo Pharma, Inc., or Sankyo.

In October 2007, we obtained European Union marketing approval for and subsequently launched Cholestagel in Europe. Cholestagel is a non-absorbed, cholesterol-lowering agent aimed at treating patients with primary hypercholesterolemia who cannot meet their targeted cholesterol levels with standard therapies alone.

2006 As Compared to 2005

Renal

Sales of Renagel, including sales of bulk sevelamer, increased 23% to $515.1 million for 2006, as compared to 2005, primarily due to an $89.9 million increase in 2006 in sales related to increased customer volume, of which $68.0 million is primarily attributable to increased end-user demand worldwide, and $21.9 million is attributable to a 9.5% price increase for Renagel in the United States, which became effective in December 2005. The 1% increase in the Euro against the U.S. dollar for

2006, as compared to 2005, positively impacted Renagel revenue by $1.5 million in 2006. Sales of Renagel, including sales of bulk sevelamer, were 18% of our total product revenue for 2006, as compared to 17% for 2005.

Sales of Hectorol increased more than 100% to $93.4 million for 2006, as compared to $34.5 million for 2005 because we did not own Hectorol until July 1, 2005 and due to higher wholesaler inventories on the date of acquisition.

Therapeutics

Therapeutics product revenue increased 15% to $1.5 billion for 2006, as compared to 2005, primarily due to continued growth in sales of Cerezyme, Fabrazyme and Thyrogen and the launch of Myozyme in the European Union, United States and Canada in 2006.

The 8% growth in sales of Cerezyme to $1.0 billion for 2006, as compared to 2005, is attributable to our continued identification of new Gaucher disease patients, particularly in international markets. Our price for Cerezyme has remained consistent from period to period. The 1% increase in the Euro against the U.S. dollar in 2006, as compared to 2005, positively impacted Cerezyme revenue by $3.2 million in 2006.

The 18% increase to $359.3 million for 2006 in sales of Fabrazyme, as compared to 2005, was primarily attributable to increased patient identification worldwide as Fabrazyme is introduced into new markets. In addition, we recognized $3.4 million in September 2006 upon receiving reimbursement approval for past shipments of Fabrazyme in Canada. The 1% increase in the Euro against the U.S. dollar in 2006, as compared to 2005, positively impacted Fabrazyme revenue by $1.0 million in 2006.

Sales of Thyrogen increased 21% to $93.7 million for 2006, as compared to 2005, due to worldwide volume growth which positively impacted sales by $15.4 million. Additionally, a 10% increase in price impacted sales by $3.6 million in 2006, as compared to 2005. The 1% increase in the Euro against the U.S. dollar during 2006, as compared to 2005, did not have a material impact on Thyrogen revenue in 2006.

Sales of Myozyme were $59.2 million for 2006 as compared to $3.8 million in 2005. In March 2006, we received marketing authorization for Myozyme in the European Union. The 1% increase in the Euro against the U.S. dollar during 2006, as compared to 2005, positively impacted Myozyme revenue by $2.0 million in 2006.

Transplant

Transplant product revenue increased 7% to $156.0 million for 2006, as compared to 2005. The increase is primarily due to a $22.7 million increase in sales of Thymoglobulin as a result of increased utilization of Thymoglobulin in transplant procedures worldwide. The increase was partially offset by a $9.0 million decrease in revenue from an upfront license fee we had received from Procter & Gamble Pharmaceuticals, Inc., or PGP, a subsidiary of The Procter and Gamble Company in 2005, for which there was no comparable amount in 2006. In December 2005, PGP exercised its option to terminate an agreement under which we had granted PGP an exclusive, worldwide license to develop and market RDP58 for the treatment of gastrointestinal and other disorders.

Biosurgery

Biosurgery product revenue increased 10% to $347.2 million for 2006, as compared to 2005. The increase was largely attributable to a $17.2 million increase in sales of our Sepra products and a $15.0 million increase in sales of Synvisc. Sales of Seprafilm increased $15.1 million primarily due to greater penetration into the U.S. and Japanese market. Synvisc sales increased primarily due to an expanded sales and marketing investment.

Oncology

Oncology product revenue increased 41% to $48.1 million for 2006, as compared to 2005, primarily due to increased demand for Campath and Clolar.

Other Product Revenue

Other product revenue increased 12% to $208.0 million for 2006, as compared to 2005, primarily due to a 10%, or $10.8 million, increase in sales of our diagnostics products and a 14%, or $11.7 million, increase in sales of bulk pharmaceuticals, including WelChol. The increase in sales of diagnostics products was attributable to a 17%, or $10.2 million, increase in clinical chemistry revenue resulting from our acquisition of Equal Diagnostics in July 2005. The increase in sales of bulk pharmaceuticals was primarily due to a 22%, or $7.2 million, increase in 2006, of bulk sales of and royalties earned on WelChol due to an increased demand from our U.S. marketing partner, Sankyo Pharma, Inc.

Service Revenue

We derive service revenues primarily from the following sources:

- sales of MACI, a proprietary cell therapy product for cartilage repair, in Europe and Australia, Carticel for the treatment of cartilage damage, and Epicel for the treatment of severe burns, all of which are included in our Biosurgery reporting segment; and
- reproductive/genetics and pathology/oncology diagnostic testing services, which are included in our Genetics reporting segment.

The following table sets forth our service revenue on a segment basis:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)				
Biosurgery	$ 39,880	$ 39,458	$ 38,553	1%	2%
Genetics	285,114	240,857	222,328	18%	8%
Oncology	980	1,102	—	(11)%	N/A
Other	352	701	498	(50)%	41%
Total service revenue	$326,326	$282,118	$261,379	16%	8%

2007 As Compared to 2006

Service revenue attributable to our Biosurgery reporting segment increased 1% to $39.9 million for 2007, as compared to 2006. The increase is primarily due to higher demand for Carticel, offset, in part, by a decline in sales of MACI.

Service revenue attributable to our Genetics reporting segment increased 18% to $285.1 million for 2007, as compared to 2006. The increase was primarily attributable to continued growth in sales of genetic testing services as well as growth in the prenatal screening and diagnosis market.

2006 As Compared to 2005

Service revenue attributable to our Biosurgery reporting segment increased 2% to $39.5 million for 2006, as compared to 2005. The increase is primarily due to a full year of MACI sales during 2006. We acquired MACI from Verigen in February 2005. In addition, sales of Epicel increased due to an increase in patient demand in 2006.

Service revenue attributable to our Genetics reporting segment increased 8% to $240.9 million for 2006, as compared to 2005. The increase was primarily attributable to continued growth in sales of genetic testing services as well as the prenatal screening and diagnosis market.

International Product and Service Revenue

A substantial portion of our revenue is generated outside of the United States. The following table provides information regarding the change in international product and service revenue as a percentage of total product and service revenue during the periods presented:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)				
International product and service revenue	1,815,160	1,455,795	$1,215,621	25%	20%
% of total product and service revenue	48%	46%	45%		

2007 As Compared to 2006

The 25% increase to $1.8 billion for 2007 in international product and service revenue, as compared to 2006, is primarily due to a $311.4 million increase in the combined international sales of Renagel, Cerezyme, Fabrazyme and Myozyme primarily due to an increase in the number of patients using these products in the European Union, South America and the Asia-Pacific rim.

The strengthening of foreign currencies, primarily the Euro and British pound sterling, against the U.S. dollar positively impacted total product and service revenue by $90.8 million in 2007, as compared to 2006.

2006 As Compared to 2005

The 20% increase to $1.5 billion for 2006 in international product and service revenue, as compared to 2005, is primarily due to a $221.8 million increase in the combined international sales of Renagel, Cerezyme, Fabrazyme, Thyrogen, Myozyme, Thymoglobulin, Synvisc and Campath, primarily due to an increase in the number of patients using these products in countries outside of the United States.

The Euro increased 1% against the U.S. dollar for 2006, as compared to 2005. Therefore, total product and service revenue was positively impacted by $8.8 million.

International product and service revenue as a percentage of total product and service revenue increased 1% for 2006, as compared to 2005. This was primarily due to the increase in total revenue outside the United States, as we continue to identify new patients in the international market for our products and services.

Research and Development Revenue

The following table sets forth our research and development revenue on a segment basis:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)				
Therapeutics	$ 1,202	$ 1,068	$ 789	13%	35%
Transplant	180	—	30	NA	(100)%
Biosurgery	5,337	893	144	>100%	>100%
Oncology	18,421	10,208	10,978	80%	(7)%
Other	2,661	4,945	6,500	(46)%	(24)%
Corporate	1,614	372	1,719	>100%	(78)%
Total research and development revenue	$29,415	$17,486	$20,160	68%	(13)%

2007 As Compared to 2006

Total research and development revenue increased $11.9 million in 2007, as compared to 2006, primarily due to increases in revenue recognized by our Biosurgery and Oncology reporting segments. Biosurgery research and development revenue primarily represents work related to dermal filler products as a result of new contracts entered into with Mentor Corporation in September 2006 and February 2007. Oncology research and development revenue in 2007 includes the reimbursement of research and development work related to alemtuzumab for the treatment of multiple sclerosis, for which there are no similar amounts in 2006. Other research and development revenue includes revenue related to our pharmaceuticals and cardiovascular businesses.

2006 As Compared to 2005

Total research and development revenue decreased $2.7 million for 2006, as compared to 2005, primarily due to lower reimbursement revenue recognized by our cardiovascular business as a result of lower spending on MG Biotherapeutics, Inc., our joint venture with Medtronic, Inc., or Medtronic, due to the change in our scope of the joint venture. Oncology research and development revenue for the year ended December 31, 2006, includes research and development work related to alemtuzumab, for the treatment of multiple sclerosis, and Campath. Other research and development revenue includes revenue related to our pharmaceuticals and cardiovascular businesses.

MARGINS

The components of our total margins are described in the following table:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)				
Product margin	$2,742,274	$2,351,021	$1,991,126	17%	18%
% of total product revenue	79%	81%	81%		
Service margin	$ 114,500	$ 82,835	$ 90,904	38%	(9)%
% of total service revenue	35%	29%	35%		
Total product and service gross margin	$2,856,774	$2,433,856	$2,082,030	17%	17%
% of total product and service revenue	75%	77%	77%		

Product Margin

2007 As Compared to 2006

Our overall product margin increased $391.3 million, or 17%, in 2007, as compared to 2006. This is primarily due to:

- increased margins for Hectorol and Renagel due to price increases, increased unit volume and increased efficiency at our global manufacturing facilities;
- increased margins for Cerezyme, Fabrazyme and Thyrogen due to increased sales volume;
- increased margins for Myozyme due to increased sales volume. We launched Myozyme in the European Union, the United States and Canada in 2006;
- an increase in product margin for Seprafilm due to increased sales; and
- an increase in product margin for our oncology business due to increased global sales of Campath and increased U.S. sales of Clolar.

These increases in product margin were partially offset by a $5.3 million increase in stock-based compensation expenses charged to cost of goods sold in 2007, as compared to 2006. In 2006, we began amortizing stock-based compensation expense capitalized to inventory based on margin turns.

Total product margin as a percentage of total product revenue in 2007 decreased as compared to 2006 due to the change in product mix, principally the increase of sales of the lower margin Myozyme, and $20.9 million of manufacturing-related charges recorded in 2007 to write off and reserve for certain lots of our Thymoglobulin inventory which did not meet product specifications for saleable product.

The amortization of product related intangible assets is included in amortization expense and, as a result, is excluded from cost of products sold and the determination of product margins.

2006 As Compared to 2005

Our overall product margin increased $359.9 million, or 18%, for 2006, as compared to 2005. This is primarily due to:

- improved margins for Renagel due to increased unit volume and increased efficiency at our global manufacturing facilities;
- an increase in product margin for Cerezyme, Fabrazyme, Thyrogen, and Thymoglobulin due to increased sales and improved unit costs;
- improved margins for Myozyme due to the launch of Myozyme in the European Union, United States and Canada in 2006;

- a full year of Hectorol's margin contribution in 2006, as compared to six months in 2005 as a result of the acquisition of Bone Care in July 2005; and
- an increase in product margin for our oncology business due to the increase in global sales of Campath and Clolar.

These increases in product margin were partially offset by stock-based compensation expenses of $12.0 million associated with our adoption of FAS 123R in 2006 for which there was no comparable amount in 2005.

Total product margin as a percentage of product revenue for 2006 was consistent with 2005.

Service Margin

2007 As Compared to 2006

Our overall service margin increased $31.7 million, or 38%, in 2007 as compared to 2006. This is primarily due to the increases in revenue recorded from our DNA and cancer testing services as well as the prenatal screening and diagnosis market.

Total service margin as a percent of total service revenue increased in 2007, as compared to 2006, primarily due to increased productivity and efficiencies in lab operations for our Genetics reporting segment.

2006 As Compared to 2005

Our overall service margin decreased $8.1 million, or 9%, for 2006, as compared to 2005. This is primarily due to additional costs in Corporate of $9.5 million related to the adoption of FAS 123R in 2006 for which there was no comparable amount in 2005. This was partially offset by an increase in service margin related to our Biosurgery reporting segment due to an increased demand for Epicel in 2006.

Total service margin as a percent of total service revenue decreased in 2006, as compared to 2005, primarily due to additional costs in Corporate related to the adoption of FAS 123R in 2006. Genetics service margin as a percentage of total service revenue decreased for 2006, as compared to 2005 due to higher costs for payroll, chemicals and supplies.

OPERATING EXPENSES

Selling, General and Administrative Expenses

The following table provides information regarding the change in SG&A during the periods presented:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)				
Selling, general and administrative expenses	$1,187,184	$1,010,400	$787,839	17%	28%
% of total revenue	31%	32%	29%		

2007 As Compared to 2006

SG&A increased $176.8 million in 2007, as compared to 2006, primarily due to spending increases of:

- $19.1 million for Renal, primarily due to continued support of the growth in Renal's international business operations;

- $34.2 million for Therapeutics, primarily due to costs incurred related to Myozyme's launch in additional countries during 2007;
- $8.9 million for Transplant, primarily due to expenses incurred for pre-launch activities for Mozobil. Also contributing to this increase is spending on additional personnel to support the expansion of Thymoglobulin into new markets;
- $16.7 million for Biosurgery, primarily due to sales force expansion;
- $12.7 million for Genetics, primarily due to personnel additions;
- $5.9 million for Oncology, primarily due to the inclusion of Bioenvision activities after the acquisition; and
- $96.0 million for Corporate SG&A primarily due to a charge of $64.0 million recorded in June 2007 related to the final court approved settlement agreement of the litigation related to the consolidation of our former tracking stocks, and increased spending for information technology, legal expenses, employee recruiting and temporary help.

These increases were partially offset in 2007 by decreases of:

- $6.1 million for Genetics due to an adjustment in June 2007 to accruals related to our acquisition of the Physician Services and Analytical Services business units of IMPATH Inc. in May 2004; and
- $15.6 million attributable to a decrease in stock-based compensation expenses charged to SG&A. In May 2007, in connection with a general grant to employees, we issued a combination of stock options and RSUs whereas in prior years we had only issued stock options for the general grant to employees. The fair value of our RSUs is the market value of Genzyme Stock on the date of grant. As a result, RSUs generate lower stock-based compensation expense than stock options, the fair value of which is determined using the Black-Scholes valuation model at the date of grant.

2006 As Compared to 2005

SG&A increased $222.6 million for 2006, as compared to 2005, primarily due to increases of:

- $26.8 million for Renal products, primarily due to our acquisition of Bone Care in July 2005 and continued support of Renal's international business operations growth;
- $21.8 million for Therapeutics products, primarily due to expenses incurred to launch Myozyme in the United States, Canada and in several countries in the European Union and to prepare for its launch in additional countries in 2007;
- $16.8 million for Biosurgery products and services, primarily due to additional expenses related to an increase in staffing and an increase in marketing efforts; and
- $148.5 million for Corporate SG&A, primarily due to $121.8 million of stock-based compensation expenses related to our adoption of FAS 123R and increased spending on legal and information technology expenses.

Research and Development Expenses

The following table provides information regarding the change in research and development expense during the periods presented:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)				
Research and development expenses	$737,685	$649,951	$502,657	13%	29%
% of total revenue	19%	20%	18%		

2007 As Compared to 2006

Research and development expenses increased $87.7 million in 2007, as compared to 2006, primarily due to:

- an increase of $56.7 million in spending on certain Therapeutics research and development programs, including a $25.0 million up-front payment paid to Ceregene in June 2007 in connection with our entry into a collaboration agreement for the development and commercialization of CERE-120, a gene therapy product for the treatment of Parkinson's disease;
- an increase of $39.2 million in spending on Transplant research and development programs, primarily due to our acquisition of AnorMED in November 2006; and
- an increase of $21.2 million in spending on Oncology research and development programs, primarily on alemtuzumab for the treatment of multiple sclerosis and Clolar for adult AML.

These increases were partially offset by decreases of:

- $7.7 million in spending on our Renal programs due to the termination of our collaboration with RenaMed, in February 2007;
- $11.1 million in spending on certain Therapeutics research and development programs, including a $10.9 million decrease in spending due to the termination in February 2007 of our joint venture with Dyax Corp., or Dyax, for development of DX-88 for the treatment of hereditary angioedema, or HAE; and
- $15.2 million for our Corporate research and development programs, primarily due to decreases of $7.1 million in stock-based compensation expenses attributable to the issuance of a combination of stock options and RSUs in connection with a general grant to employees in May 2007. In prior years, only stock options were awarded in the general grant to employees. The fair value of our RSUs is the market value of Genzyme Stock on the date of grant. As a result, RSUs generate lower stock-based compensation expense than stock options, the fair value of which is determined using the Black-Scholes valuation method at the date of grant.

2006 As Compared to 2005

Research and development expenses increased $147.3 million for 2006, as compared to 2005, primarily due to:

- a $29.7 million increase in spending on Renal research and development programs, primarily due to our acquisition of Bone Care in July 2005 and to a $12.6 million increase in spending on the tolevamer program due to accelerated patient enrollment in clinical studies;
- a $19.5 million increase in spending on certain Therapeutics research and development programs including $7.3 million in spending for the Myozyme program due to FDA required

post-marketing commitments and $8.9 million of spending for the Parkinson's disease program we acquired from Avigen;

- a $7.9 million increase in spending on Transplant research and development programs, primarily due to our acquisition of AnorMED in November 2006;
- a $10.2 million increase in spending on Biosurgery research and development programs, primarily on next generation orthopaedics products;
- a $13.0 million increase in spending on Oncology research and development programs primarily on our Campath and Clolar product lines; and
- an $84.6 million increase in spending on Corporate research and development programs primarily due to stock-based compensation expenses of $65.2 million recorded in 2006 related to our adoption of FAS 123R.

These increases were partially offset by decreases in research and development expenses of $24.3 million in spending on certain Therapeutics research and development programs, including:

- $5.1 million on our Cerezyme program, as patients completed clinical studies during the second quarter of 2006, resulting in a decrease in spending on follow-up monitoring;
- $5.6 million on our deferitrin (iron chelator) program due to the completion of our phase 1/2 study in 2005; and
- $6.8 million from the consolidation of Dyax-Genzyme LLC. Spending decreased for DX-88 in both periods due to the completion of clinical trials.

Amortization of Intangibles

The following table provides information regarding the change in amortization of intangibles expense during the periods presented:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)				
Amortization of intangibles	$201,105	$209,355	$181,632	(4)%	15%
% of total revenue	5%	7%	7%		

2007 As Compared to 2006

Amortization of intangibles expense decreased $8.3 million for 2007, as compared to 2006, primarily due to customer lists related to our acquisition of Bone Care in July 2005, which became fully amortized in the first quarter of 2007.

As discussed in Note H., "Goodwill and Other Intangible Assets," to our financial statements included in this report, we calculate amortization expense for the Synvisc sales and marketing rights we reacquired from Wyeth and the Myozyme patent and technology rights pursuant to a licensing agreement with Synpac by taking into account forecasted future sales of Synvisc and Myozyme, respectively and the resulting estimated future contingent payments we will be required to make to Wyeth and Synpac. As a result, we expect amortization of intangibles to fluctuate over the next five years based on these future contingent payments.

2006 As Compared to 2005

Amortization of intangibles expense increased $27.7 million for 2006, as compared to 2005, primarily due to additional amortization expense attributable to the intangible assets acquired in connection with our acquisitions of Surgi.B in March 2006 and Bone Care in July 2005, as well as the reacquisition of Synvisc sales and marketing rights in several countries from Wyeth in January 2005.

Purchase of In-Process Research and Development

In connection with six of our acquisitions we completed between January 1, 2004 and December 31, 2007, we have acquired various IPR&D projects. Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product candidate acquired will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach technological feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially adversely affected.

The following table sets forth IPR&D projects for companies and certain assets acquired since 2004 (amounts in millions, except percent data):

Company/Assets Acquired	Purchase Price	IPR&D(1)	Programs Acquired	Discount Rate Used in Estimating Cash Flows(1)	Year of Expected Launch	Estimated Cost to Complete
Bioenvision (2007)	$ 349.9	$ 125.5	Evoltra (clofarabine)(2,5)	17%	2008-2010	$ 41
AnorMED (2006)	$ 589.2	$ 526.8	Mozobil (stem cell transplant)	15%	2009-2014	$125
		26.1	AMD070 (HIV)(3)	15%	—	$ —
		$ 552.9				
Avigen (2005)	$ 12.0	$ 7.0	AV201 (Parkinson's disease)	N/A	2016	$100
Bone Care (2005)	$ 712.3	$ 12.7	LR-103 (secondary hyperparathyroidism)(4)	25%	—	$ —
Verigen (2005)	$ 12.7	$ 9.5	MACI (cartilage repair)	24%	2012-2014	$ 35
ILEX Oncology (2004)	$1,080.3	$ 96.9	Campath (alemtuzumab)(5)	11%	2011-2012	$ 53
		113.4	Clolar (clofarabine)(5)	12%	2008-2011	$131
		44.2	Tasidotin(6)	16%	—	$ —
		$ 254.5				

(1) Management assumes responsibility for determining the valuation of the acquired IPR&D projects. The fair value assigned to IPR&D for each acquisition is estimated by discounting, to present value, the cash flows expected once the acquired projects have reached technological feasibility. The cash flows are probability-adjusted to reflect the risks of advancement through the product approval process. In estimating the future cash flows, we also considered the tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D projects and adjusted future cash flows for a charge reflecting the contribution to value of these assets.

(2) IPR&D charges totaled $125.5 million related to the acquisition of Bioenvision, of which $106.4 million was charged to IPR&D and $19.1 million was charged to equity in income of equity method investments.

(3) Year of expected launch and estimated cost to complete data is not provided for AMD070 at this time because we are assessing our future plans for this program.

(4) Year of expected launch and estimated cost to complete data is not provided for LR-103 at this time because this program is in its early stages and we are evaluating several potential applications for LR-103 to determine which application we shall pursue. Therefore, the year of expected launch and cost to complete cannot be determined.

(5) Campath is currently marketed for the treatment of B-CLL and Clolar is marketed for the treatment of relapsed and refractory pediatric ALL. The IPR&D projects for Campath and Clolar are related to the development of these products for the treatment of other medical issues.

(6) Year of expected launch and estimated cost to complete are not provided for tasidotin at this time because we are assessing our future plans for this program.

Charge for Impaired Goodwill

We are required to perform impairment tests related to our goodwill under FAS 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For 2007, we completed the required annual impairment tests for our $1.3 billion of goodwill that had been recorded as of September 30, 2007 and determined that no impairment charge was required. For 2006, we completed the required annual impairment tests for our $1.5 billion of goodwill that had been recorded as of September 30, 2006 and determined that the $219.2 million of goodwill assigned to our Genetics reporting unit was fully impaired. We discuss our assessment of goodwill for potential impairment under the heading "Critical Accounting Policies—Asset Impairments—Impairment of Goodwill" included in this report.

OTHER INCOME AND EXPENSES

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)				
Equity in income of equity method investments	$ 7,398	$ 15,705	$ 151	(53)%	>100%
Minority interest	3,932	10,418	11,952	(62)%	(13)%
Gains on investments in equity securities, net	13,067	73,230	5,698	(82)%	>100%
Other	(637)	(2,045)	(1,535)	(69)%	33%
Investment income	70,196	56,001	31,429	25%	78%
Interest expense	(12,147)	(15,478)	(19,638)	(22)%	(21)%
Total other income	$ 81,809	$137,831	$ 28,057	(41)%	>100%

2007 As Compared to 2006

Equity in Income of Equity Method Investments

Under this caption, in 2007 and 2006 we recorded our portion of the results of our joint ventures with BioMarin and Medtronic, and our investments in Peptimmune, Inc., or Peptimmune, and in 2007, our initial investment in the common stock of Bioenvision.

Equity in income of equity method investments decreased by 53% to $7.4 million in 2007, as compared to 2006, primarily due to charges totaling $21.1 million in 2007 related to our initial investment in the common stock of Bioenvision, which was accounted for under the equity method of accounting for the period from July 1, 2007 through October 22, 2007. These charges were offset, in part, by an $11.6 million increase in our portion of the net income of BioMarin/Genzyme LLC.

Beginning January 1, 2008, as a result of our restructured relationship with BioMarin, we will no longer account for BioMarin/Genzyme LLC using the equity method of accounting.

Minority Interest

Prior to February 20, 2007, as a result of our application of FIN 46R, "Consolidation of Variable Interest Entities," we consolidated the results of Dyax-Genzyme LLC and Excigen Inc. On February 20, 2007, we agreed with Dyax to terminate our participation and interest in Dyax-Genzyme LLC effective February 20, 2007. In connection with this termination, we made a capital contribution of approximately $17 million in cash to Dyax-Genzyme LLC and Dyax purchased our interest in the joint venture for 4.4 million shares of Dyax common stock, valued at $16.9 million, based on the closing price of Dyax common stock on February 23, 2007. We recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations through February 20, 2007. The results of Excigen were not significant.

Gains on Investments in Equity Securities, net

We recorded the following realized gains on investments in equity securities, net of charges for impaired investments, during the periods presented (amounts in thousands):

	2007	2006
Gross gains on investments in equity securities:		
THP	$10,848	$ —
CAT	—	69,359
BioMarin	—	6,416
Other	2,219	2,848
Total gains on investments in equity securities	13,067	78,623
Less: charges for impaired investments	—	(5,393)
Gains on investments in equity securities, net	$13,067	$73,230

In March 2007, we recorded a $10.8 million gain on the sale of our entire investment in the common stock of THP, which had a zero cost basis.

Investment Income

Our investment income increased 25% to $70.2 million for 2007, as compared to $56.0 million for 2006, primarily due to an increase in the average portfolio yield and higher average cash balances.

Interest Expense

Our interest expense decreased 22% to $12.1 million for 2007, as compared to $15.5 million for 2006, primarily due to a $5.3 million increase in capitalized interest, which resulted in a decrease in interest expense. This decrease was offset in part by a $3.1 million increase in interest expense in 2007 related to asset retirement obligations, for which there was no similar amount in 2006.

2006 As Compared to 2005

Equity in Income of Equity Method Investments

Under this caption, in 2006 and 2005, we recorded our portion of the results of our joint ventures with BioMarin and Medtronic, and our investments in Peptimmune and THP.

Equity in income of equity method investments increased more than 100% to $15.7 million in 2006, as compared to 2005, primarily due to an increase of $11.4 million in our portion of the net income of BioMarin/Genzyme LLC attributable to increased sales of Aldurazyme.

Minority Interest

As a result of our application of FIN 46R, "Consolidation of Variable Interest Entities," we have consolidated the results of Dyax-Genzyme LLC and Excigen Inc. Our consolidated balance sheet as of December 31, 2006, includes assets related to Dyax-Genzyme LLC, which are not significant, and substantially all of which are lab equipment net of their associated accumulated depreciation. We have recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations. The results of Excigen were not significant.

Gross Gains on Investments in Equity Securities

Gross gains on investments in equity securities increased $72.9 million in 2006, as compared to 2005, primarily due to $69.4 million of gains recorded in connection with the sale of our entire investment in CAT and a $6.4 million gain on the sale of our entire investment in BioMarin, for which there are no similar amounts in 2005.

In April 2005, we sold our entire investment in the common stock of Theravance, Inc., or Theravance, for $4.5 million in cash. Our investment in Theravance had a zero cost basis and, as a result, we recorded a gain of $4.5 million in April 2005 related to this sale.

Charges for Impaired Investments

We review the carrying value of each of our strategic investments in equity securities on a quarterly basis for potential impairment. Gains on investments in equity securities, net, includes charges for impaired investments of $5.4 million for 2006, including $2.5 million to write-off our investment in RenaMed and $2.2 million to write down our investment in ViaCell for which there were no comparable amounts in 2005. We concluded that it was unclear over what period the recovery of the stock prices for these investments would take place and that any evidence suggesting that the investment would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

Investment Income

Our investment income increased 78% to $56.0 million for 2006, as compared to $31.4 million for 2005, primarily due to higher average cash balances and an increase in our average portfolio yield.

Interest Expense

Our interest expense decreased 21% to $15.5 million for 2006, as compared to $19.6 million for 2005, primarily due to reduced interest expense of $2.2 million on our 2003 revolving credit facility, which we replaced with the 2006 credit facility in July 2006, and a $1.5 million decrease due to the payoff of a capital lease obligation related to our facilities in Waltham, Massachusetts in October 2005.

(Provision for) Benefit from Income Taxes

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)				
(Provision for) benefit from income taxes	$(255,481)	$35,881	$(187,430)	>100%	>(100)%
Effective tax rate	35%	(68)%	30%		

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,		
	2007	2006	2005
Tax provision at U.S. statutory rate	35.0%	(35.0)%	35.0%
State taxes, net	0.7	(1.7)	1.6
Export sales benefits	—	(37.2)	(2.8)
Domestic manufacturing deduction	(0.5)	(15.5)	(1.2)
Goodwill impairment	—	19.6	—
Legal settlements	3.0	—	—
Audit settlements	0.5	(62.9)	—
Stock compensation	1.3	15.8	—
Tax credits	(3.5)	(30.5)	(4.1)
Foreign rate differential	(2.1)	76.0	0.1
Other	0.3	3.3	1.2
Effective tax rate	34.7%	(68.1)%	29.8%

Our effective tax rate for 2007 was impacted by:

- the charge for IPR&D of $106.4 million recorded in October 2007 in connection with our acquisition of Bioenvision, of which $100.3 million was deductible and taxed at rates other than the U.S. statutory income tax rate and $6.1 million was non-deductible;
- non-deductible stock compensation expense of $32.0 million; and,
- a non-deductible charge of $64.0 million for the settlement of the Biosurgery tracking stock suit in August 2007.

Our effective tax rates for 2006 and 2005 were impacted by:

- the deductible charge for IPR&D of $552.9 million recorded in November 2006 in connection with our acquisition of AnorMED, of which $195.7 million was taxed at rates other than the U.S. statutory tax rate;
- non-deductible stock compensation expense in 2006 of $33.2 million;
- a charge for impaired goodwill of $219.2 million recorded in September 2006, of which $29.5 million was not deductible for tax purposes;
- the settlement of the 1996 to 1999 IRS audit and various state and foreign income tax audits. We recorded a $33.2 million tax benefit to our income tax provision primarily related to export sales benefits, tax credits and deductible intangibles from a prior period acquisition. In conjunction with those settlements, we reduced our tax reserves by approximately $13.1 million

and recorded current and deferred tax benefits for the remaining portion of the settlement amounts; and

- the non-deductible IPR&D charges of $22.2 million, of which $9.5 million was recorded in the first quarter of 2005 in connection with the acquisition of Verigen and $12.7 million was recorded in the third quarter of 2005 in connection with the acquisition of Bone Care.

In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $735.7 million in 2007, $(52.7) million in 2006, and $628.9 million in 2005.

The impact of the adoption of FIN 48 effective January 1, 2007 is included in Note A., "Significant Accounting Policies-Income Taxes," included in this report.

We are currently under IRS audit for tax years 2004 to 2005. We believe that we have provided sufficiently for all audit exposures. Favorable settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in a reduction of future tax provisions. Any such benefit would be recorded upon final resolution of the audit or expiration of the applicable statute of limitations.

Research and Development Programs

Our research and development programs are focused on the areas of medicine where we market commercial products, namely rare inherited disorders, kidney disease, transplant and immune diseases, orthopaedics and oncology. We also conduct research in cardiovascular disease, diagnostic testing and other areas of unmet medical needs. Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake pre-clinical and clinical testing;
- develop and scale-up manufacturing processes and validate facilities; and
- pursue marketing authorization and other regulatory approvals and, in some countries, pricing approvals.

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant research and development programs:

Program	Program Description or Indication	Development Status at December 31, 2007	Year of Expected Product Launch
Renvela (sevelamer carbonate)	Control of serum phosphorus in patients with CKD on and off hemodialysis	Completed open-label study to compare powder to tablet formulation that showed the two formulations are equivalent in controlling serum phosphorus in hemodialysis patients. Commenced enrollment in trial for powder formulation to allow once daily dosing in 2006. Filed NDA with the FDA for approval for the control of serum phosphorus in patients with CKD on hemodialysis in December 2006. As of December 31, 2007 all trials to support the regulatory filing have been completed. We received FDA approval for End-stage renal disease (ESRD) tablet in October 2007 and have filed for approval in Brazil. We are preparing to file for approval in the European Union and other key markets throughout 2008.	2008
Fabrazyme	Fabry disease	Marketed in the European Union since 2001, the United States since 2003, and Japan since 2004; marketing approval received in 47 countries and commercial sales in 37 countries; several post-marketing commitments in Europe have been completed.	Product was launched in 2001

Program	Program Description or Indication	Development Status at December 31, 2007	Year of Expected Product Launch
Myozyme	Pompe disease	Received marketing approval in the European Union in March 2006, in the United States in April 2006, in Canada in August 2006 and in Japan in April 2007; marketing approval received in 36 countries and commercial sales in 32 countries; several post-marketing commitments ongoing; regulatory submissions filed and under review in Switzerland, Argentina, Colombia, Australia and Korea with several more planned for submission in 2008.	Product was launched in 2006
GENZ-112638	Gaucher disease	Enrollment of patients in a phase 2 trial is complete.	2011
Aldurazyme	MPS I	Marketed in the United States and the European Union since 2003; marketing approval received in 54 countries and commercial sales in 37 countries; several post-marketing commitments ongoing.	Product was launched in 2003
Mozobil(1)	Improve the efficacy of stem cell transplantation in patients with blood cancers	Announced phase 3 trials in multiple myeloma and non-Hodgkin's lymphoma met their respective primary endpoints in August 2007. Plan to file for marketing authorizations in the United States in the first half of 2008 and in the European Union in the second half of 2008 for both indications.	2009 through 2014

Program	Program Description or Indication	Development Status at December 31, 2007	Year of Expected Product Launch
Synvisc-One	Viscosupplementation products to treat osteoarthritis of the knee and other joints	We filed for marketing approval of single-injection Synvisc in the United States in the second quarter of 2007 and in the European Union in the third quarter of 2007. We received approval in the European Union in the fourth quarter of 2007. We expect to receive regulatory action on our application to market Synvisc-One in the United States in the second half of 2008.	2008
Sepra products	Next stage products to prevent surgical adhesions for various indications	Initiated two clinical studies for Sepraspray in the second half of 2007.	2009 through 2012
Campath(2)	B-CLL	The FDA granted front-line approval of Campath in CLL in the third quarter of 2007; phase 3 combination therapy trial in second-line CLL ongoing;	2009 through 2011
Alemtuzumab (Campath) MS(2)	Multiple Sclerosis	Data from phase 2 trial (CAMMS23) analyzed at the predefined 1 and 2 year interim analyses; began enrollment of two phase 3 trials in 2007. Expected completion of phase 3 trials in 2011 to 2012.	2012

Program	Program Description or Indication	Development Status at December 31, 2007	Year of Expected Product Launch
Clolar/Evoltra (clofarabine)(2)	Pediatric and adult leukemias, myelodysplastic syndromes (MDS) and solid tumors	Phase 1/2 trial in pediatric acute leukemias: Phase 1 enrollment completed in 2007; phase 2 opened in late 2007. Phase 2 study in pediatric acute leukemias completed enrollment in 2007. Phase 2 study in treatment-naive adult leukemia completed enrollment in 2007; follow-up is ongoing. Phase 3 trial in relapsed refractory adult leukemia commenced in 2006 and enrollment is ongoing. Phase 1 trial in solid tumors completed enrollment and follow-up in 2007. Phase 2 trial in relapsed refractory MDS commenced enrollment in 2007 and is ongoing.	2008 through 2011; MDS is 2012

(1) Program acquired in connection with the November 2006 acquisition of AnorMED.

(2) Program acquired in connection with the December 2004 acquisition of ILEX Oncology, and with respect to clofarabine rights outside of North America, acquired in connection with the October 2007 acquisition of Bioenvision.

The aggregate actual and estimated research and development expense for the programs described above is as follows (amounts in millions):

Costs incurred for the year ended December 31, 2006	$ 247.1
Costs incurred for the year ended December 31, 2007	$ 330.2
Cumulative costs incurred as of December 31, 2007	$ 1,466.1
Estimated costs to complete as of December 31, 2007	$1,400 to $1,700

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially adversely affected.

Liquidity and Capital Resources

We continue to generate cash from operations. We had cash, cash equivalents and short- and long-term investments of $1.5 billion at December 31, 2007 and $1.3 billion at December 31, 2006.

The following is a summary of our statements of cash flows for 2007 and 2006.

Cash Flows from Operating Activities

Cash flows from operating activities are as follows (amounts in thousands):

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 480,193	$(16,797)
Non-cash charges, net	556,341	978,677
Decrease in cash from working capital changes (excluding impact of acquired assets and assumed liabilities)	(117,862)	(73,311)
Cash flows from operating activities	$ 918,672	$888,569

Cash provided by operating activities increased $30.1 million in 2007, as compared to 2006, primarily driven by a $497.0 million increase in earnings, excluding non-cash charges, offset, in part, by a decrease of $422.3 million in non-cash charges, net, and a $44.6 million increase in cash used for working capital. The decrease in non-cash charges, net, in 2007, as compared to 2006, is primarily attributable to:

- a reduction of $446.6 million in IPR&D; and
- a $219.2 million charge for impaired goodwill in 2006 for which there is no similar amount in 2007; offset, in part by
- a $173.7 million decrease in deferred tax benefits and a $60.2 million decrease in gains on investments in equity securities.

Cash Flows from Investing Activities

Cash flows from investing activities are as follows (amounts in thousands):

	2007	2006
Cash flows from investing activities:		
Net sales of investments, excluding investments in equity securities	$ 205,614	$ 13,168
Net sales (purchases) of investments in equity securities	(1,282)	132,588
Purchases of property, plant and equipment	(412,872)	(333,675)
Acquisitions, net of acquired cash	(342,456)	(568,953)
Distributions from equity method investments	17,100	19,800
Payment of note receivable from Dyax Corp	7,771	—
Purchases of other intangible assets	(60,350)	(105,348)
Other investing activities	(4,581)	6,008
Cash flows from investing activities	$(591,056)	$(836,412)

In 2007, we used a total of $815.7 million of cash to fund capital expenditures, acquisitions and purchases of intangible assets including:

- approximately $17 million of cash for a capital contribution in connection with the termination of our participation and interest in Dyax-Genzyme LLC;
- $412.9 million in cash to fund the purchase of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in the Republic of Ireland, the United Kingdom and Belgium, the construction of a new research and development facility in Framingham, Massachusetts and capitalized costs of an internally developed enterprise software system for the Genetics business;
- $288.6 million of cash to fund the acquisition of Bioenvision in October 2007;
- $53.8 million of cash to fund the acquisition of certain diagnostic assets of DCL in December 2007; and
- $60.4 million to purchase other intangible assets.

These decreases in cash were partially offset by cash provided by:

- $205.6 million of cash received from the net sales of investments;
- $17.1 million of cash distributions from our joint venture with BioMarin; and
- $7.8 million of cash from Dyax, including $7.0 million to satisfy the outstanding principal balance due under the note receivable from Dyax and $0.8 million of accrued interest due under the note.

In 2006, acquisitions, capital expenditures and purchases of intangible assets accounted for significant cash outlays for investing activities. In 2006 we used:

- $569.0 million in cash to fund the acquisition of AnorMED;
- $333.7 million in cash to fund the purchase of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in the Republic of Ireland, the United Kingdom and Belgium, and the construction of a new research and development facility in Framingham, Massachusetts; and
- $105.3 million in cash for purchases of other intangible assets.

These decreases in cash were partially offset by cash provided by:

- $132.6 million in cash from the net sales of investments in equity securities, of which $24.4 million is attributable to the sale of our entire investment of 2.1 million shares in the common stock of BioMarin in January 2006, $11.4 million is attributable to the sale of a portion of our investment in the common stock of CAT in May 2006 and $99.0 million is attributable to the sale of the remainder of our investment in the common stock of CAT in July 2006;
- $19.8 million of cash distributions from our joint venture with BioMarin; and
- $13.2 million in cash from the net sales of investments.

Cash Flows from Financing Activities

Our cash flows from financing activities are as follows (amounts in thousands):

	2007	2006
Cash flows from financing activities:		
Proceeds from issuance of common stock	$ 285,762	$158,305
Repurchases of common stock	(231,576)	—
Excess tax benefits from stock-based compensation	13,575	7,114
Payments of debt and capital lease obligations	(5,909)	(4,501)
Decrease in bank overdrafts	(5,910)	(21,124)
Minority interest contributions	3,979	11,153
Other financing activities	4,702	1,210
Cash flows from financing activities	$ 64,623	$152,157

In May 2007, our board of directors authorized a stock repurchase program to repurchase up to an aggregate maximum amount of $1.5 billion or 20,000,000 shares of our outstanding common stock over the next three years, beginning in June 2007. The repurchases are being made from time to time and can be effectuated through open market purchases, privately negotiated transactions, transactions structured through investment banking institutions, or by other means, subject to management's discretion and as permitted by securities laws and other legal requirements. As of December 31, 2007, we had repurchased a total of 3.5 million shares of our common stock at an average price of $66.14 per share for a total of $231.6 million of cash, including fees.

In 2006, cash flows from financing activities decreased $106.4 million, as compared to 2005, primarily due to a $196.4 million decrease in cash proceeds from the issuance of common stock and $350.0 million of cash proceeds drawn under our 2003 revolving credit facility in 2005 for which there were no similar amounts in 2006. These decreases were offset, in part, by a $474.3 million decrease in cash used for the payment of debt and capital lease obligations. Cash used for the payment of debt and capital lease obligations in 2005 includes the repayment of $450.0 million in principal drawn under our 2003 revolving credit facility for which there are no similar repayments in 2006.

Revolving Credit Facility

In July 2006, we terminated our 2003 revolving credit facility and replaced it with a new five-year $350.0 million senior unsecured revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, ABN AMRO Bank N.V., Citizens Bank of Massachusetts and Wachovia Bank, National Association, as co-documentation agents, and a syndicate of lenders, which we refer to as our 2006 revolving credit facility. The proceeds of loans under our 2006 revolving credit facility can be used to finance working capital needs and for general corporate purposes. Our 2006 revolving credit facility may be increased at any time by up to an additional $350.0 million in the aggregate, as long as no default or event of default has occurred or is continuing and certain other customary conditions are satisfied. Borrowings under our 2006 revolving credit facility will bear interest (at various rates depending on the nature of the loan).

As of December 31, 2007, no amounts were outstanding under our 2006 revolving credit facility. The terms of our 2006 revolving credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. As of December 31, 2007, we were in compliance with these covenants.

1.25% Convertible Senior Notes

In December 2003 we issued $690.0 million of 1.25% convertible senior notes. Holders of the notes may require us to repurchase all or any part of the notes for cash, common stock, or a combination, at our option, on December 1, 2008, 2013 or 2018, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest through the date prior to the date of repurchase. Additionally, upon a change of control, each holder may require us to repurchase for cash, at 100% of the principal amount of the notes plus accrued interest, all or a portion of the holder's notes. On or after December 1, 2008, we may redeem for cash at 100% of the principal amount of the notes plus accrued interest, all or part of the notes that have not been previously converted or repurchased.

Contractual Obligations

As of December 31, 2007, we had committed to make the following payments under contractual obligations (amounts in millions):

	Payments Due by Period						
Contractual Obligations	**Total**	**2008**	**2009**	**2010**	**2011**	**2012**	**After 2012**
Long-term debt obligations(1)	$ 698.0	$ 691.0(1)	$ 1.1	$ 1.1	$ 1.1	$ 1.2	$ 2.5
Capital lease obligations(1)	180.4	15.5	15.5	15.4	15.4	15.5	103.1
Operating leases(1)	302.3	57.6	45.9	34.9	27.6	22.9	113.4
Contingent payments(2)	90.0	70.0	20.0	—	—	—	—
Interest obligations(3)	8.7	8.1	0.2	0.1	0.1	0.1	0.1
Defined pension benefit plans payments	24.8	1.3	1.6	1.5	1.7	2.0	16.7
Unconditional purchase obligations	234.4	50.8	47.2	48.4	48.7	39.3	—
Capital commitments(4)	867.6	526.5	251.6	77.3	12.2	—	—
Research and development agreements(5)	44.4	7.4	7.4	7.4	7.4	7.4	7.4
Total contractual obligations	$2,450.6	$1,428.2	$390.5	$186.1	$114.2	$88.4	$243.2

(1) See Note L., "Long-term Debt and Leases" to our consolidated financial statements for additional information on long-term debt and lease obligations.

(2) From time to time, as a result of mergers, acquisitions or license arrangements, we may enter into agreements under which we may be obligated to make contingent payments upon the occurrence of certain events, and/or royalties on sales of acquired products or distribution rights. The actual amounts for and the timing of contingent payments may depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the United States Patent and Trademark Office, or USPTO, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, the volume of sales or gross margin of a product in a specified territory and other factors described under the heading "Risk Factors" below. Because

we cannot predict with certainty the amount or specific timing of contingent payments, we have included amounts for contingent payments that we believe are probable of being paid in our contractual obligations table. See Note C., "Mergers and Acquisitions" to our consolidated financial statements for additional information on contingent payments resulting from our acquisitions of Verigen, Equal Diagnostics and the sales and marketing rights to Synvisc from Wyeth.

Contingent payments also excludes any liabilities pertaining to uncertain tax positions as we cannot make a reliable estimate of the period of cash settlement with the respective taxing authorities. At December 31, 2007, we have approximately $31.1 million of long-term liabilities associated with uncertain tax positions.

(3) Represents interest payment obligations related to our 1.25% convertible senior notes due December 2023 but callable beginning on December 1, 2008 and the promissory notes to three former shareholders of Equal Diagnostics.

(4) Consists of contractual commitments to vendors that we have entered into as of December 31, 2007 related to our outstanding capital and internally developed software projects. Our estimated cost of completion for assets under construction as of December 31, 2007 is $867.6 million, as follows (amounts in millions):

Location	Cost to Complete at December 31, 2007
Framingham, Massachusetts, U.S.	$243.8
Westborough, Massachusetts, U.S. (primarily software development)	162.3
Lyon, France	134.4
Geel, Belgium	23.9
Waterford, Ireland	39.7
Allston, Massachusetts, U.S.	138.1
Ridgefield, New Jersey, U.S.	11.5
Haverhill, United Kingdom	7.2
Other	106.7
Total estimated cost to complete	$867.6

(5) From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that utilize the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated on the research and development agreements line of the contractual obligations table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the USPTO, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Risk Factors" below.

Strategic Alliance with Isis

On January 7, 2008, we entered into a strategic alliance with Isis, whereby we obtained an exclusive license to develop and commercialize mipomersen, a lipid-lowering drug targeting apolipoprotein B-100, for the treatment of familial hypercholesterolemia, or FH, an inherited disorder that causes exceptionally high levels of LDL-cholesterol. Initially, we will focus on developing mipomersen for patients with FH that are at significant cardiovascular risk as a result of being unable to achieve target cholesterol levels with statins alone or who are intolerant of statins. In February 2008, we paid Isis $150.0 million to purchase five million shares of Isis common stock for $30 per share. We are working with Isis to finalize the contracts under which we will develop and commercialize mipomersen.

Financial Position

We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we have used or intend to use substantial portions of our available cash and may make additional borrowings for:

- product development and marketing;
- payments related to the cash consideration due to the dissenting Bioenvision shareholders, the amount of which will be determined by the Delaware Court of Chancery;
- business combinations and strategic business initiatives, including our strategic alliance with Isis;
- the remaining $1.3 billion approved for our ongoing stock repurchase program over approximately the next 2.5 years;
- expanding existing and constructing additional manufacturing facilities;
- upgrading our information technology systems;
- contingent payments under license and other agreements, including payments related to our formation of a strategic alliance with Isis in January 2008;
- expanding staff; and
- working capital and satisfaction of our obligations under capital and operating leases.

Our cash reserves may be further reduced to pay principal and interest on the $690.0 million in principal under our 1.25% convertible senior notes due December 1, 2023. The notes are initially convertible into Genzyme Stock at a conversion price of approximately $71.24 per share. Holders of the notes may require us to repurchase all or any part of the notes for cash, common stock, or a combination, at our option, on December 1, 2008, 2013 or 2018, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest through the date prior to the date of repurchase. Additionally, upon a change of control, each holder may require us to repurchase for cash, at 100% of the principal amount of the notes plus accrued interest, all or a portion of the holder's notes. On or after December 1, 2008, we may redeem for cash at 100% of the principal amount of the notes plus accrued interest, all or part of the notes that have not been previously converted or repurchased.

In addition, we have several outstanding legal proceedings. Involvement in investigations and litigation can be expensive and a court may ultimately require that we pay expenses and damages. As a result of legal proceedings, we also may be required to pay fees to a holder of proprietary rights in order to continue certain operations.

To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

Off-Balance Sheet Arrangements

We do not use special purpose entities or other off-balance sheet financing arrangements. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and the performance of our subsidiaries. In addition, we have joint ventures and certain other arrangements that are focused on research, development, and the commercialization of products. Entities falling within the scope of FIN 46R are included in our consolidated statements of operations if we qualify as the primary beneficiary. Entities not subject to consolidation under FIN 46R are accounted for under the equity method of accounting if our ownership percent exceeds 20% or if we exercise significant influence over the entity. We account for our portion of the income/losses of these entities in the line item "Equity in income of equity method investments" in our statements of operations. We also acquire companies in which we agree to pay contingent consideration based on attaining certain thresholds.

Recent Accounting Pronouncements

FAS 157, "Fair Value Measurements." In September 2006, the FASB issued FAS 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under accounting principles generally accepted in the United States of America and expands disclosure requirements regarding fair value measurements. FAS 157 will be effective for us as of January 1, 2008. In February 2008, the FASB issued FASB Statement of Position, or FSP, No. 157-2 *"Partial Deferral of the Effective Date of Statements 157,"* or FSP 157-2, which delays the effective date of FAS 157, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financials statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. Although we will continue to evaluate the application of FAS 157, we do not believe adoption will have a material impact on our results of operations or financial position.

FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," which permits, but does not require, entities to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized in earnings at each subsequent reporting date. FAS 159 will be effective for us as of January 1, 2008. We do not expect the adoption of FAS 159 to have a material impact our financial position and results of operations.

EITF Issue No. 07-1, "Accounting for Collaborative Arrangements." In December 2007, the EITF of the FASB reached a consensus on Issue No. 07-1, *"Accounting for Collaborative Arrangements."* The EITF concluded on the definition of a collaborative arrangement and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF 99-19 and other accounting literature. Based on the nature of the arrangement, payments to or from collaborators would be evaluated and its terms, the nature of the entity's business, and whether those payments are within the scope of other accounting literature would be presented. Companies are also required to disclose the nature and purpose of collaborative arrangements along with the accounting policies and the classification and amounts of significant financial-statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however required disclosure under

EITF 07-1 applies to the entire collaborative agreement. EITF 07-1 is effective for us January 1, 2008 and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. We do not expect the adoption of EITF 07-1 will have a material impact on our consolidated financial statements.

EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities." In June 2007, the FASB ratified the EITF consensus reached in EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities," which provides guidance for nonrefundable prepayments for goods or services that will be used or rendered for future research and development activities and directs that such payments should be deferred and capitalized. Such amounts should be recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered. EITF 07-3 is effective for us January 1, 2008 and will be applied prospectively to new contracts we enter into on or after that date. Earlier application is not permitted. We do not expect the adoption of EITF No. 07-3 to have a material impact on our financial position, results of operations or cash flows.

FAS 141 (revised 2007), "Business Combinations." In December 2007, the FASB issued FAS 141 (revised 2007), "*Business Combinations,*" or FAS 141R, which replaces FAS 141, "*Business Combinations.*" FAS 141R retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but FAS 141R changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; IPR&D will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

FAS 141R is effective for us on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141R amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions completed prior to the effective date of FAS 141R would also apply the provisions of FAS 141R. Early adoption is not permitted. We are currently evaluating the effects, if any, that FAS 141R may have on our consolidated financial statements.

FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51." In December 2007, the FASB issued FAS 160, "*Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,*" which establishes new accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. FAS 160 also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest, commonly referred to as the minority interest, to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. FAS 160 also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. FAS 160 is effective for us January 1, 2009 and adoption is prospective only; however, upon adoption, presentation and disclosure requirements described above must be applied retrospectively for all periods presented in our financial statements. We are currently evaluating the effects, if any, that FAS 160 may have on our consolidated financial statements.

Market Risk

We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates and equity prices. At December 31, 2007, we held derivative contracts in the form of foreign exchange forward contracts. We also held a number of other financial instruments, including investments in marketable securities and we had debt securities outstanding. We do not hold derivatives or other financial instruments for speculative purposes.

Equity Price Risk

We hold investments in a limited number of U.S. and European equity securities. We estimated the potential loss in fair value due to a 10% decrease in the equity prices of each marketable security held at December 31, 2007 to be $6.5 million, as compared to $4.2 million at December 31, 2006. The primary reason for the increase is due to the acquisition of 4.4 million shares of Dyax common stock for approximately $17 million in cash. This estimate assumes no change in foreign exchange rates from quarter-end spot rates and excludes any potential risk associated with securities that do not have readily determinable market value.

Interest Rate Risk

We are exposed to potential loss due to changes in interest rates. Our principal interest rate exposure is to changes in U.S. interest rates. Instruments with interest rate risk include short- and long-term investments in fixed income securities. Other exposures to interest rate risk include fixed rate convertible debt and other fixed rate debt. To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis using the instantaneous adverse change in interest rates of 100 basis points across the yield curve.

We used the following assumptions in preparing the sensitivity analysis for our convertible bonds:

- convertible notes that are "in-the-money" at year end are considered equity securities and are excluded;
- convertible notes that are "out-of-the-money" at year end are analyzed by taking into account both fixed income and equity components; and
- convertible notes will mature on the first available date.

On this basis, we estimate the potential loss in fair value that would result from a hypothetical 1% (100 basis points) decrease in interest rates to be $3.3 million as of December 31, 2007, as compared to $4.2 million as of December 31, 2006.

Foreign Exchange Risk

As a result of our worldwide operations, we may face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro, British pound and Japanese yen. Exposures to currency fluctuations that result from sales of our products in foreign markets are partially offset by the impact of currency fluctuations on our international expenses. We use forward foreign exchange contracts to further reduce our exposure to changes in exchange rates. We also hold a limited amount of foreign cash and foreign currency denominated equity securities.

As of December 31, 2007, we estimate the potential loss in fair value of our foreign currency contracts, foreign cash, and foreign equity holdings that would result from a hypothetical 10% adverse change in exchange rates to be $36.2 million, as compared to $34.2 million as of December 31, 2006. The change from the prior period is primarily due to an increase in our net foreign currency exposure.

Risk Factors

Our future operating results could differ materially from the results described in this report due to the risks and uncertainties related to our business, including those discussed below.

Our financial results are highly dependent on sales of Cerezyme.

We generate a significant portion of our revenue from sales of Cerezyme, our enzyme-replacement product for patients with Gaucher disease. Sales of Cerezyme totaled $1.1 billion for the year ended December 31, 2007, representing approximately 30% of our total revenue. Because our business is highly dependent on Cerezyme, negative trends in revenue from this product could have a significant adverse effect on our results of operations and cause the value of our securities to decline substantially. We will lose revenue if alternative treatments gain commercial acceptance, if our marketing activities are restricted, or if reimbursement is limited. In addition, the patient population with Gaucher disease is not large. Because a significant percentage of that population already uses Cerezyme, opportunities for future sales growth are constrained. Furthermore, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme with other therapeutic products or reduce the amount of Cerezyme prescribed, could limit growth, or result in a decline, in Cerezyme sales.

If we fail to increase sales of several existing products and services, we will not meet our financial goals.

Over the next few years, our success will depend substantially on our ability to increase revenue from our existing products and services. These products and services include Renagel, Renvela, Synvisc, Synvisc-One, Fabrazyme, Myozyme, Hectorol, Thymoglobulin, Thyrogen, Clolar, Campath, Aldurazyme and diagnostic testing services. Our ability to increase sales will depend on a number of factors, including:

- acceptance by the medical community of each product or service;
- the availability of competing treatments that are deemed more efficacious, more convenient to use, or more cost effective;
- our ability, and the ability of our collaborators, to efficiently manufacture sufficient quantities of each product to meet demand and to do so in a cost efficient manner;
- regulation by the U.S. Food and Drug Administration, commonly referred to as the FDA, and the European Agency for the Evaluation of Medicinal Products, or EMEA, and other regulatory authorities of these products and the facilities and processes used to manufacture these products;
- the scope of the labeling approved by regulatory authorities for each product and competitive products;
- the effectiveness of our sales force;
- the availability and extent of coverage, pricing and level of reimbursement from governmental agencies and third party payors; and
- the size of the patient population for each product or service and our ability to identify new patients.

Part of our growth strategy involves conducting additional clinical trials to support approval of expanded uses of some of our products, including Clolar and alemtuzumab, pursuing marketing approval for our products in new jurisdictions and developing next generation products such as Renvela and Synvisc-One. The success of this component of our growth strategy will depend on the outcome of these additional clinical trials, the content and timing of our submissions to regulatory authorities and whether and when those authorities determine to grant approvals.

Because the healthcare industry is extremely competitive and regulatory requirements are rigorous, we spend substantial funds marketing our products and attempting to expand approved uses for them. These expenditures depress near-term profitability, with no assurance that the expenditures will generate future profits that justify the expenditures.

Our future success will depend on our ability to effectively develop and market our products and services against those of our competitors.

The human healthcare products and services industry is extremely competitive. Other organizations, including pharmaceutical, biotechnology, device and diagnostic testing companies, have developed and are developing products and services to compete with our products, services, and product candidates. If healthcare providers, patients or payors prefer these competitive products or services or these competitive products or services have superior safety, efficacy, pricing or reimbursement characteristics, we will have difficulty maintaining or increasing the sales of our products and services.

Renagel competes with two other products approved in the United States for the control of elevated phosphorus levels in patients with chronic kidney failure on hemodialysis. Fresenius Medical Care markets PhosLo®, a calcium-based phosphate binder. Shire Pharmaceuticals Group plc, or Shire, markets Fosrenol®, a non-calcium based phosphate binder. Amgen, Inc. recently acquired Ilypsa and its product candidate, ILY101, a polymeric phosphate binder that completed a phase 2 trial in CKD patients on dialysis. Renagel also competes with over-the-counter calcium carbonate products such as TUMS® and metal-based options such as aluminum and magnesium.

UCB S.A. has developed Zavesca®, a small molecule drug for the treatment of Gaucher disease, the disease addressed by Cerezyme. Zavesca has been approved in the United States, European Union and Israel as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. In addition, Shire reported top-line data from a phase 1/2 clinical trial for its gene-activated glucocerebrosidase program, also to treat Gaucher disease, and initiated phase 3 studies in July 2007. Protalix Biotherapeutics Ltd. initiated a phase 3 trial for plant-derived enzyme replacement therapy to treat Gaucher disease in the third quarter of 2007. Amicus Therapeutics, Inc., or Amicus, is conducting phase 2 trials for oral chaperone medication to treat Gaucher disease. We are also aware of other development efforts aimed at treating Gaucher disease.

Outside the United States, Shire is marketing Replagal, a competitive enzyme replacement therapy for Fabry disease which is the disease addressed by Fabrazyme. In addition, while Fabrazyme has received orphan drug designation, which provides us with seven years of market exclusivity for the product in the United States, other companies may seek to overcome our market exclusivity and, if successful, compete with Fabrazyme in the United States. Amicus has initiated phase 2 trials for an oral chaperone medication to treat Fabry disease. We are aware of other development efforts aimed at treating Fabry disease.

Current competition for Synvisc and Synvisc-One includes Supartz®, a product manufactured by Seikagaku Kogyo that is sold in the United States by Smith & Nephew Orthopaedics and in Japan by Kaken Pharmaceutical Co. under the name Artz®; Hyalgan®, produced by Fidia Farmaceutici S.p.A. and marketed in the United States by Sanofi-Aventis; Orthovisc®, produced by Anika Therapeutics, Inc., and marketed in the United States by Johnson & Johnson's Mitek division and marketed outside the United States through distributors; Euflexxa™, a product manufactured and sold by Ferring Pharmaceuticals and marketed in the United States and Europe; and Durolane®, manufactured by Q-Med AB and distributed outside the United States by Smith & Nephew

Orthopedics. Durolane and Euflexxa are produced by bacterial fermentation, which may provide these products a competitive advantage over avian-sourced Synvisc and Synvisc-One. We are aware of various viscosupplementation products on the market or in development, but are unaware of any products that have physical properties of viscosity, elasticity or molecular weight comparable to those of Synvisc and Synvisc-One. Furthermore, several companies market products that are not viscosupplementation products but which are designed to relieve the pain associated with osteoarthritis. Synvisc and Synvisc-One will have difficulty competing with any of these products to the extent the competitive products are considered more efficacious, less burdensome to administer or more cost-effective.

Myozyme has marketing exclusivity in the United States until 2013 and in the European Union until 2016 due to its orphan drug status. Amicus Therapeutics has completed two phase 1 clinical studies for a small molecule treatment for Pompe disease and has announced their plans to initiate a phase 2 clinical trial in early 2008.

Several companies market products that, like Thymoglobulin, are used for the prevention and treatment of acute rejection in renal transplant. These products include Novartis' Simulect® and Pfizer Inc.'s ATGAM®. Competition in the acute transplant rejection market is driven largely by product efficacy due to the potential decreased long-term survival of transplanted organs as the result of an acute organ rejection episode.

The examples above are illustrative and not exhaustive. Almost all of our products and services face competition. Furthermore, the field of biotechnology is characterized by significant and rapid technological change. Discoveries by others may make our products or services obsolete. For example, competitors may develop approaches to treating LSDs that are more effective, convenient or less expensive than our products and product candidates. Because a significant portion of our revenue is derived from products that address this class of diseases and a substantial portion of our expenditures is devoted to developing new therapies for this class of diseases, such a development would have a material negative impact on our results of operations.

If we fail to obtain and maintain adequate levels of reimbursement for our products from third party payors, the commercial potential of our products will be significantly limited.

A substantial portion of our domestic and international revenue comes from payments by third party payors, including government health administration authorities and private health insurers. Governments and other third party payors may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results.

Third party payors are increasingly scrutinizing pharmaceutical budgets and healthcare expenses and are attempting to contain healthcare costs by:

- challenging the prices charged for healthcare products and services;
- limiting both the coverage and the amount of reimbursement for new therapeutic products;
- reducing existing reimbursement rates for commercialized products and services;
- limiting coverage for the treatment of a particular patient to a maximum dollar amount or specified period of time;
- denying or limiting coverage for products that are approved by the FDA or other governmental regulatory bodies but are considered experimental or investigational by third party payors; and
- refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA or other applicable marketing approval.

Attempts by third party payors to reduce costs in any of these ways could decrease demand for our products. In addition, in certain countries, including countries in the European Union and Canada, the coverage of prescription drugs, the pricing, and the level of reimbursement are subject to governmental control. Therefore, we may be unable to negotiate coverage, pricing and/or reimbursement on terms that are favorable to us. Government health administration authorities may also rely on analyses of the cost-effectiveness of certain therapeutic products in determining whether to provide reimbursement for such products. Our ability to obtain satisfactory pricing and reimbursement may depend in part on whether our products, the cost of some of which is high in comparison to other therapeutic products, are viewed as cost-effective.

Furthermore, governmental regulatory bodies, such as the Centers for Medicare and Medicaid Services (CMS), may from time-to-time make unilateral changes to reimbursement rates for our products and services. These changes could reduce our revenues by causing healthcare providers to be less willing to use our products and services. Although we actively seek to assure that any initiatives that are undertaken by regulatory agencies involving reimbursement for our products and services do not have an adverse impact on us, we may not always be successful in these efforts.

The development of new biotechnology products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing.

We have numerous products under development and devote considerable resources to research and development, including clinical trials.

Before we can commercialize our development-stage product candidates, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing;
- develop and scale-up manufacturing processes; and
- pursue marketing approvals and, in some jurisdictions, pricing and reimbursement approvals.

This process involves a high degree of risk and takes many years. Our product development efforts with respect to a product candidate may fail for many reasons, including:

- failure of the product candidate in preclinical studies;
- difficulty enrolling patients in clinical trials, particularly for disease indications with small patient populations;
- patients exhibiting adverse reactions to the product candidate or indications of other safety concerns;
- insufficient clinical trial data to support the effectiveness of the product candidate;
- our inability to manufacture sufficient quantities of the product candidate for development or commercialization activities in a timely and cost-efficient manner;
- our failure to obtain the required regulatory approvals for the product candidate, the facilities or the process used to manufacture the product candidate; or
- changes in the regulatory environment, including pricing and reimbursement, that make development of a new product or indication no longer desirable.

Few research and development projects result in commercial products, and success in preclinical studies or early clinical trials often is not replicated in later studies. For example, in our phase 3 trial known as the Polymer Alternative for CDAD treatment (PACT) study, tolevamer did not meet its primary endpoint. In our pivotal study of hylastan for treatment of patients with osteoarthritis of the knee, hylastan did not meet its primary endpoint. We may decide to abandon development of a product or service candidate at any time or we may be required to expend considerable resources repeating clinical trials or conducting additional trials, either of which would increase costs of development and delay any revenue from those product candidates.

Our efforts to expand the approved indications for our products and to gain marketing approval in new jurisdictions and to develop next generation products also may fail. These expansion efforts are subject to many of the risks associated with completely new products and accordingly, we may fail to recoup the investments we make pursuing these strategies.

We may encounter substantial difficulties managing our growth.

Several risks are inherent to our plans to grow our business. Achieving our goals will require substantial investments in research and development, sales and marketing, and facilities. For example, we have spent considerable resources building and seeking regulatory approvals for our manufacturing plants. We cannot assure you that these facilities will prove sufficient to meet demand for our products or that we will not have excess capacity at these facilities. In addition, building our facilities is expensive, and our ability to recover these costs will depend on increased revenue from the products produced at the facilities.

We produce relatively small amounts of material for research and development activities and pre-clinical trials. Even if a product candidate receives all necessary approvals for commercialization, we may not be able to successfully scale-up production of the product material at a reasonable cost or at all and we may not receive manufacturing approvals in sufficient time to meet product demand.

If we are able to grow sales of our products, we may have difficulty managing inventory levels. Marketing new therapies is a complicated process, and gauging future demand is difficult. With Renagel, for example, we have encountered problems in the past managing inventory levels at wholesalers. Comparable problems may arise with any of our products, particularly during market introduction.

Growth in our business may also contribute to fluctuations in our operating results, which may cause the price of our securities to decline. Our revenue may fluctuate due to many factors, including changes in:

- wholesaler buying patterns;
- reimbursement rates;
- physician prescribing habits;
- the availability or pricing of competitive products; and
- currency exchange rates.

We may also experience fluctuations in our quarterly results due to price changes and sales incentives. For example, purchasers of our products, particularly wholesalers, may increase purchase orders in anticipation of a price increase and reduce order levels following the price increase. We occasionally offer sales incentives and promotional discounts on some of our products and services that could have a similar impact. In addition, some of our products, including Synvisc, are subject to seasonal fluctuation in demand.

Our operating results and financial position may be impacted when we attempt to grow through business combination transactions.

We may encounter problems assimilating operations acquired in business combination transactions. These transactions often entail the assumption of unknown liabilities, the loss of key employees, and the diversion of management attention. Furthermore, in any business combination, including our acquisitions of AnorMED and Bioenvision, there is a substantial risk that we will fail to realize the benefits we anticipated when we decided to undertake the transaction. We have in the past taken significant charges for impaired goodwill and for impaired assets acquired in business combination transactions. We may be required to take similar charges in the future.

Manufacturing problems may cause product launch delays, inventory shortages, recalls and unanticipated costs.

In order to generate revenue from our approved products, we must be able to produce sufficient quantities of the products. Many of our products are difficult to manufacture. Our products that are biologics, for example, require product characterization steps that are more onerous than those required for most chemical pharmaceuticals. Accordingly, we employ multiple steps to attempt to control the manufacturing processes. Minor deviations in these manufacturing processes could result in unacceptable changes in the products that result in lot failures, product recalls, product liability claims and insufficient inventory.

Certain of the raw materials required in the commercial manufacturing and the formulation of our products are derived from biological sources, including mammalian sources and human plasma. Such raw materials may be subject to contamination or recall. Also, some countries in which we market our products may restrict the use of certain biologically derived substances in the manufacture of drugs. A material shortage, contamination, recall, or restriction of the use of certain biologically derived substances in the manufacture of our products could adversely impact or disrupt our commercial manufacturing of our products or could result in a mandated withdrawal of our products from the market. This too, in turn, could adversely affect our ability to satisfy demand for our products, which could materially and adversely affect our operating results.

In addition, we may only be able to produce certain of our products at a very limited number of facilities and, in some cases, we rely on third parties to formulate and manufacture our products. For example, we manufacture all of our Cerezyme and a portion of our Fabrazyme and Myozyme products at our facility in Allston, Massachusetts. A number of factors could cause production interruptions at our facilities or the facilities of our third party providers, including equipment malfunctions, labor problems, natural disasters, power outages, terrorist activities, or disruptions in the operations of our suppliers.

Manufacturing is also subject to extensive government regulation. Regulatory authorities must approve the facilities in which human healthcare products are produced and those facilities are subject to ongoing inspections. In addition, changes in manufacturing processes may require additional regulatory approvals. Obtaining and maintaining these regulatory approvals could cause us to incur significant additional costs and lose revenue. For example, we have had to transition U.S. Myozyme patients to a clinical access program because we have not yet received FDA approval of our larger-scale manufacturing process for Myozyme. This has had an adverse effect on our revenues for the product and will continue to have an adverse effect until we receive regulatory approval. Furthermore, any third party we use to manufacture, fill-finish or package our products to be sold must also be licensed by the applicable regulatory authorities. As a result, alternative third party providers may not be readily available on a timely basis.

Additionally, in 2007, we wrote off or reserved for $20.9 million worth of Thymoglobulin finished goods inventory for failure to meet our internal specifications for saleable product. We will continue to closely monitor our inventory levels and intend to manage production to maintain adequate supply levels in 2008.

Guidelines and recommendations published by various organizations can reduce the use of our products.

Professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases may publish guidelines or recommendations to the healthcare and patient communities from time to time. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, dosage, route of administration, cost-effectiveness, and use of related therapies. Organizations like these have in the past made recommendations about our products and products of our competitors. Recommendations or guidelines that are followed by patients and healthcare providers could result in decreased use of our products. The perception by the investment community or shareholders that recommendations or guidelines will result in decreased use of our products could adversely affect prevailing market price for our common stock. In addition, our success also depends on our ability to educate patients and healthcare providers about our products and their uses. If these education efforts are not effective, then we may not be able to increase the sales of our existing products or successfully introduce new products to the market.

We rely on third parties to provide us with materials and services in connection with the manufacture of our products.

Certain materials necessary for commercial production of our products, including specialty chemicals and components necessary for manufacture, fill-finish and packaging, are provided by unaffiliated third party suppliers. In some cases, such materials are specifically cited in our marketing application with regulatory authorities so that they must be obtained from that specific source unless and until the applicable authority approved another supplier. In addition, there may only be one available source for a particular chemical or component. For example, we acquire polyalylamine (PAA), used in the manufacture of Renagel, Renvela, Cholestagel and WelChol, from Cambrex Charles City, Inc., the only source for this material currently qualified in our FDA drug applications for these products. Our suppliers also may be subject to FDA regulations or the regulations of other governmental agencies outside the United States regarding manufacturing practices. We may be unable to manufacture our products in a timely manner or at all if these third party suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or actions, adverse financial developments at or affecting the supplier, or labor shortages or disputes.

We also source some of our manufacturing, fill-finish, packaging and distribution operations to third party contractors. The manufacture of products, fill-finish, packaging and distribution of our products requires successful coordination among these third party providers and Genzyme. Our inability to coordinate these efforts, the lack of capacity available at a third party contractor or any other problems with the operations of these third party contractors could require us to delay shipment of saleable products, recall products previously shipped or could impair our ability to supply products at all. This could increase our costs, cause us to lose revenue or market share and damage our reputation.

Government regulation imposes significant costs and restrictions on the development and commercialization of our products and services.

Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the FDA and comparable regulatory agencies in foreign jurisdictions must approve human therapeutic and diagnostic products before they are marketed, as well as the facilities in which they are made. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. Several biotechnology companies have failed to obtain regulatory approvals because regulatory agencies were not satisfied with the structure or conduct of clinical trials. Similar problems could delay or prevent us from obtaining approvals. Furthermore, regulatory authorities, including the FDA, may not agree with our interpretations of our clinical trial data, which could delay, limit or prevent regulatory approvals.

Therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. If we fail to comply with applicable regulatory requirements, regulatory authorities could take actions against us, including:

- issuing warning letters;
- issuing fines and other civil penalties;
- suspending regulatory approvals;
- refusing to approve pending applications or supplements to approved applications;
- suspending product sales, imports and/or exports;
- requiring us to communicate with physicians and other customers about concerns related to potential safety, efficacy, and other issues involving Genzyme products;
- mandating product recalls; and
- seizing products.

Furthermore, the FDA and comparable foreign regulatory agencies may require post-marketing clinical trials or patient outcome studies. We have agreed with the FDA, for example, to a number of post-marketing commitments as a condition to U.S. marketing approval for Fabrazyme, Aldurazyme and Myozyme. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy or the facility or process used to produce the therapy could prompt a regulatory authority to impose restrictions on us, or could cause us to voluntarily adopt such restrictions, including withdrawal of one or more of our products or services from the market. For example, we received a warning letter from the FDA in September 2007 that addresses certain of our manufacturing procedures in our Thymoglobulin production facility in Lyon, France. The FDA has accepted our response to the warning letter and we continue to work to optimize our processes at this plant.

We may incur substantial costs as a result of litigation or other proceedings.

A third party may sue us or one of our strategic collaborators for infringing the third party's patent or other intellectual property rights. Likewise, we or one of our strategic collaborators may sue to enforce intellectual property rights or to determine the scope and validity of third party proprietary rights. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

- pay monetary damages;
- stop commercial activities relating to the affected products or services;
- obtain a license in order to continue manufacturing or marketing the affected products or services; or
- compete in the market with a different product.

We are also currently involved in litigation matters and investigations that do not involve intellectual property claims and may be subject to additional actions in the future. For example, the federal government, state governments and private payors are investigating and have begun to file actions against numerous pharmaceutical and biotechnology companies, including Genzyme, alleging that the companies have overstated prices in order to inflate reimbursement rates. Domestic and international enforcement authorities also have instituted actions under healthcare "fraud and abuse" laws, including anti-kickback and false claims statutes. Moreover, individuals who use our products or services, including our diagnostic products and genetic testing services, sometimes bring product and professional liability claims against us or our subsidiaries.

We may also become subject to investigations by government authorities in connection with our business activities. For example, we are currently cooperating with an investigation of Bone Care by the United States Attorney for the Eastern District of New York which was initiated in October 2004, when Bone Care received a subpoena requiring it to provide a wide range of documents related to numerous aspects of its business.

We believe some of our products are prescribed by physicians for uses not approved by the FDA or comparable regulatory agencies outside the United States. Although physicians may lawfully prescribe our products for off-label uses, any promotion by us of off-label uses would be unlawful. Some of our practices intended to make physicians aware of off-label uses of our products without engaging in off-label promotion could nonetheless be construed as off-label promotion. Although we have policies and procedures in place designed to help assure ongoing compliance with regulatory requirements regarding off-label promotion, some non-compliant actions may nonetheless occur. Regulatory authorities could take enforcement action against us if they believe we are promoting, or have promoted, our products for off-label use.

We have only limited amounts of insurance, which may not provide coverage to offset a negative judgment or a settlement payment. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Our insurers may dispute our claims for coverage. For example, we have submitted claims to our insurers for reimbursement of portions of the expenses incurred in connection with the litigation and settlement related to the consolidation of our tracking stock and are seeking coverage for the settlement. The insurer has purported to deny coverage. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims.

Regardless of merit or eventual outcome, investigations and litigations can result in:

- diversion of management's time and attention;
- expenditure of large amounts of cash on legal fees, expenses, and payment of damages;
- limitations on our ability to continue some of our operations;
- decreased demand for our products and services; and
- injury to our reputation.

Our international sales, clinical activities, manufacturing and other operations are subject to the economic, political, legal and business environments of the countries in which we do business, and our failure to operate successfully or adapt to changes in these environments could cause our international sales and operations to be limited or disrupted.

Our international operations accounted for approximately 48% of our consolidated product and service revenues for the year ended December 31, 2007. We expect that international product and service sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States.

Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

- economic problems that disrupt foreign healthcare payment systems;
- the imposition of governmental controls, including foreign exchange and currency restrictions;
- less favorable intellectual property or other applicable laws;
- the inability to obtain any necessary foreign regulatory or pricing approvals of products in a timely manner;
- the inability to obtain third party reimbursement support for products;
- product counterfeiting and intellectual property piracy;
- parallel imports;
- anti-competitive trade practices;
- import and export license requirements;
- political instability;
- terrorist activities, armed conflict, or outbreak of diseases such as severe acute respiratory syndrome (SARS) or avian influenza;
- restrictions on direct investments by foreign entities and trade restrictions;
- changes in tax laws and tariffs;
- difficulties in staffing and managing international operations; and
- longer payment cycles.

Our operations and marketing practices are also subject to regulation and scrutiny by the governments of the other countries in which we operate. In addition, the United States Foreign Corrupt Practices Act prohibits U.S. companies and their representatives from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in the approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, and/or the imposition of civil or criminal sanctions.

Our international sales are subject to fluctuations in currency exchange rates.

A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency translation gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency translation losses in the future due to the effect of exchange rate fluctuations.

We may fail to adequately protect our proprietary technology, which would allow competitors or others to take advantage of our research and development efforts.

Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protection in the United States or abroad, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. Patent applications are confidential for 18 months following their filing, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could declare our patents invalid or unenforceable or limit the scope of coverage of those patents. Governmental patent offices and courts have not consistently treated the breadth of claims allowed in biotechnology patents. If patent offices or the courts begin to allow or interpret claims more broadly, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if patent offices or the courts begin to allow or interpret claims more narrowly, the value of our proprietary rights may be reduced. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

We also rely upon trade secrets, proprietary know-how, and continuing technological innovation to remain competitive. We attempt to protect this information with security measures, including the use of confidentiality agreements with employees, consultants, and corporate collaborators. These individuals may breach these agreements and any remedies available to us may be insufficient to compensate for our damages. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

Some of our products may face competition from lower cost generic or follow-on products in the future.

Some of our drug products, for example Renagel, Renvela, Clolar and Hectorol, are approved under provisions of the United States Food, Drug and Cosmetic Act that render them susceptible to potential competition from generic manufacturers via the Abbreviated New Drug Application (ANDA) procedure. Generic manufacturers pursuing ANDA approval are not required to conduct costly and time-consuming clinical trials to establish the safety and efficacy of their products; rather, they are permitted to rely on the innovators data regarding safety and efficacy. Thus, generic manufacturers can sell their products at prices much lower than those charged by the innovative pharmaceutical companies who have incurred substantial expenses associated with the research and development of the drug product.

The ANDA procedure includes provisions allowing generic manufacturers to challenge the effectiveness of the innovator's patent protection long prior to the generic manufacturer actually commercializing their products—the so-called "Paragraph IV" certification procedure. In recent years, generic manufacturers have used Paragraph IV certifications extensively to challenge patents on a wide array of innovative pharmaceuticals, and we expect this trend to continue and to implicate drug products with even relatively small total revenues.

Other of our products, including Cerezyme, Fabrazyme, Aldurazyme, Myozyme and Campath (so-called "biotech drugs") are not currently considered susceptible to an abbreviated approval procedure, either due to current United States law or FDA practice in approving biologic products. However, the United States Congress is expected to continue to explore, and ultimately enact, legislation that would establish a procedure for the FDA to accept ANDA-like abbreviated applications for the approval of "follow-on", "biosimilar" or "comparable" biotech drugs. Such legislation has already been adopted in the European Union.

A generic manufacturer has filed an ANDA seeking to market a generic version of Hectorol prior to the expiration dates of our patents covering that product. If this or any other manufacturer were to receive approval to sell a generic or follow-on version of one of our products, that product would become subject to increased competition and our revenues for that product would likely be impacted negatively.

We may be required to license technology from competitors or others in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses would be available.

Third party patents may cover some of the products or services that we or our strategic partners are developing or producing. A patent is entitled to a presumption of validity and accordingly, we face significant hurdles in any challenge to a patent. In addition, even if we are successful in challenging the validity of a patent, the challenge itself may be expensive and require significant management attention.

To the extent valid third party patent rights cover our products or services, we or our strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use, or sell these products and services, and payments under them would reduce our profits from these products and services. We may not be able to obtain these licenses on acceptable terms, or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside the scope of a third party patent, we may be unable to market some of our products and services, which would limit our profitability.

Importation of products may lower the prices we receive for our products.

In the United States and abroad, many of our products are subject to competition from lower-priced versions of our products and competing products from other countries where government price controls or other market dynamics result in lower prices for such products. Our products that require a prescription in the United States may be available to consumers in markets such as Canada, Mexico, Taiwan and the Middle East without a prescription, which may cause consumers to further seek out these products in these lower priced markets. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of the Internet, an expansion of pharmacies in Canada and elsewhere that target American purchasers, the increase in U.S.-based businesses affiliated with Canadian pharmacies marketing to American purchasers, and other factors. Most of these foreign imports are illegal under current United States law. However, the volume of imports continues to rise due to the limited enforcement resources of the FDA and the United States Customs Service, and there is increased political pressure to permit such imports as a mechanism for expanding access to lower priced medicines. The importation of lower-priced versions of our products into the United States and other markets adversely affects our profitability. This impact could become more significant in the future.

Legislative or regulatory changes may adversely impact our business.

The United States government and other governments have shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely impact:

- the pricing of healthcare products in the United States or internationally; and
- the amount of reimbursement available from governmental agencies or other third party payors.

New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, that relate to healthcare availability, methods of delivery or payment for products and services, or sales, marketing or pricing may cause our revenue to decline, and we may need to revise our research and development programs.

On September 27, 2007, the Food and Drug Administration Amendments Act of 2007 (the "FDAAA") was enacted, giving the FDA enhanced post-market authority, including the authority to require post-market studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluation and mitigation strategies approved by the FDA. The FDA's exercise of its new authority could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, increased costs to assure compliance with new post-approval regulatory requirements, and potential restrictions on the sale of approved products.

If our strategic alliances are unsuccessful, our operating results will be negatively impacted.

Several of our strategic initiatives involve alliances with other biotechnology and pharmaceutical companies, including a collaboration with BioMarin Pharmaceutical Inc. with respect to Aldurazyme. The success of these arrangements is largely dependent on technology and other intellectual property contributed by our strategic partners or the resources, efforts, and skills of our partners. Disputes and difficulties in such relationships are common, often due to conflicting priorities or conflicts of interest. Merger and acquisition activity may exacerbate these conflicts. The benefits of these alliances are reduced or eliminated when strategic partners:

- terminate the agreements or limit our access to the underlying intellectual property;
- fail to devote financial or other resources to the alliances and thereby hinder or delay development, manufacturing or commercialization activities;
- fail to successfully develop, manufacture or commercialize any products; or
- fail to maintain the financial resources necessary to continue financing their portion of the development, manufacturing, or commercialization costs of their own operations.

Furthermore, payments we make under these arrangements may exacerbate fluctuations in our financial results. In addition, under some of our strategic alliances, we make milestone payments well in advance of commercialization of products with no assurance that we will ever recoup these payments. We also may make equity investments in our strategic partners, as we did with RenaMed Biologics, Inc., or RenaMed, in June 2005. Our strategic equity investments are subject to market fluctuations, access to capital and other business events, such as initial public offerings, the completion of clinical trials and regulatory approvals, which can impact the value of these investments. For example, in October 2006, RenaMed suspended clinical trials of its renal assist device which was being developed to treat patients with acute renal failure, causing us to write off our entire investment in RenaMed. If any of our other strategic equity investments decline in value and remain below cost for an extended duration, we may incur additional financial statement charges.

We may require significant additional financing, which may not be available to us on favorable terms, if at all.

As of December 31, 2007, we had $1.5 billion in cash, cash equivalents and short- and long-term investments, excluding our investments in equity securities.

We intend to use substantial portions of our available cash for:

- product development and marketing;
- payments related to the cash consideration due to the dissenting Bioenvision shareholders, the amount of which will be determined by the Delaware Court of Chancery;
- business combinations and strategic business initiatives, including our strategic alliance with Isis;
- the remaining $1.3 billion approved for our ongoing stock repurchase program over approximately the next 2.5 years;
- upgrading our information technology systems;
- expanding existing and constructing additional manufacturing facilities;
- expanding staff; and
- working capital and satisfaction of our obligations under capital and operating leases.

We may further reduce available cash reserves to pay principal and interest on outstanding debt, including our $690.0 million in principal of 1.25% convertible senior notes.

To satisfy our cash requirements, we may have to obtain additional financing. We may be unable to obtain any additional financing or extend any existing financing arrangements at all or on terms that we or our investors consider favorable.

Our level of indebtedness may harm our financial condition and results of operations.

As of December 31, 2007, we had $698.0 million of outstanding indebtedness, excluding capital leases. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including:

- increasing our vulnerability to adverse changes in general economic and industry conditions; and
- limiting our ability to obtain additional financing for capital expenditures, acquisitions and general corporate and other purposes.

Our ability to make payments and interest on our indebtedness depends upon our future operating results and financial performance.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting refers to the process designed by, or under the supervision of, our chief executive officer and chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorizations of management and directors; and

(3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework provided in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

We have excluded the acquisition of Bioenvision from our assessment of internal controls over financial reporting as of December 31, 2007, because we acquired Bioenvision in a purchase business combination during 2007. The Bioenvision business is a component of our Oncology reporting segment and the Bioenvision business represents less than 2% of our consolidated assets as of December 31, 2007 and has insignificant revenue for the year ended December 31, 2007.

The effectiveness of our internal controls over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genzyme Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note M. to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment." As discussed in Note O., "Income Taxes," to the consolidated financial statements, in 2007 the Company changed its accounting for uncertain tax portions in accordance with Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109."

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in "Management's Report on Internal Control Over Financial Reporting," management has excluded Bioenvision, Inc. from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired by the Company in a purchase business combination during 2007. We have also excluded Bioenvision, Inc. from our audit of internal control over financial reporting. Bioenvision, Inc. is a component of the Company's Oncology reporting segment and the Bioenvision business represents less than 2% of the Company's total assets as of December 31, 2007 and less than 1% of revenues for the year ended December 31, 2007.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 29, 2008

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands, except per share amounts)

	For the Years Ended December 31,		
	2007	2006	2005
Revenues:			
Net product sales	$3,457,778	$2,887,409	$2,453,303
Net service sales	326,326	282,118	261,379
Research and development revenue	29,415	17,486	20,160
Total revenues	3,813,519	3,187,013	2,734,842
Operating costs and expenses:			
Cost of products sold	715,504	536,388	462,177
Cost of services sold	211,826	199,283	170,475
Selling, general and administrative	1,187,184	1,010,400	787,839
Research and development	737,685	649,951	502,657
Amortization of intangibles	201,105	209,355	181,632
Purchase of in-process research and development	106,350	552,900	29,200
Charge for impaired goodwill	—	219,245	—
Total operating costs and expenses	3,159,654	3,377,522	2,133,980
Operating income (loss)	653,865	(190,509)	600,862
Other income (expenses):			
Equity in income of equity method investments	7,398	15,705	151
Minority interest	3,932	10,418	11,952
Gains on investments in equity securities, net	13,067	73,230	5,698
Other	(637)	(2,045)	(1,535)
Investment income	70,196	56,001	31,429
Interest expense	(12,147)	(15,478)	(19,638)
Total other income	81,809	137,831	28,057
Income (loss) before income taxes	735,674	(52,678)	628,919
(Provision for) benefit from income taxes	(255,481)	35,881	(187,430)
Net income (loss)	$ 480,193	$ (16,797)	$ 441,489
Net income (loss) per share:			
Basic	$ 1.82	$ (0.06)	$ 1.73
Diluted	$ 1.74	$ (0.06)	$ 1.65
Weighted average shares outstanding:			
Basic	263,895	261,624	254,758
Diluted	280,767	261,624	272,224
Comprehensive income (loss), net of tax:			
Net income (loss)	$ 480,193	$ (16,797)	$ 441,489
Other comprehensive income (loss):			
Foreign currency translation adjustments	149,425	130,500	(122,568)
Gain (loss) on affiliate sale of stock, net of tax	(72)	817	996
Pension liability adjustments, net of tax	1,056	(8,564)	(4,627)
Other, net of tax	—	(680)	561
Unrealized gains (losses) on securities, net of tax:			
Unrealized gains (losses) arising during the period, net of tax	18,050	41,504	(15,182)
Reclassification adjustment for gains included in net income (loss), net of tax	(8,586)	(45,065)	(898)
Unrealized gains (losses) on securities, net of tax	9,464	(3,561)	(16,080)
Other comprehensive income (loss)	159,873	118,512	(141,718)
Comprehensive income	$ 640,066	$ 101,715	$ 299,771

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(Amounts in thousands, except par value amounts)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 867,012	$ 492,170
Short-term investments	80,445	119,894
Accounts receivable, net	904,101	746,746
Inventories	439,115	374,644
Prepaid expenses and other current assets	154,183	119,122
Deferred tax assets	164,341	136,925
Total current assets	2,609,197	1,989,501
Property, plant and equipment, net	1,968,402	1,610,593
Long-term investments	512,937	673,540
Notes receivable—related party	—	7,290
Goodwill	1,403,828	1,298,781
Other intangible assets, net	1,555,652	1,492,038
Deferred tax assets	95,664	—
Investments in equity securities	89,181	66,563
Other noncurrent assets	66,880	52,882
Total assets	$8,301,741	$7,191,188
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 128,380	$ 98,063
Accrued expenses	645,645	477,442
Income taxes payable	18,479	54,853
Deferred revenue and other income	13,277	14,855
Current portion of long-term debt and capital lease obligations	696,625	6,226
Total current liabilities	1,502,406	651,439
Long-term debt and capital lease obligations	113,748	119,803
Convertible notes	—	690,000
Deferred revenue—noncurrent	16,662	6,675
Deferred tax liabilities	—	10,909
Other noncurrent liabilities	55,988	51,651
Total liabilities	1,688,804	1,530,477
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value	—	—
Common stock, $0.01 par value	2,660	2,630
Additional paid-in capital	5,385,154	5,106,274
Notes receivable from stockholders	(15,670)	(15,057)
Accumulated earnings	826,715	312,659
Accumulated other comprehensive income	414,078	254,205
Total stockholders' equity	6,612,937	5,660,711
Total liabilities and stockholders' equity	$8,301,741	$7,191,188

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,		
	2007	2006	2005
Cash Flows from Operating Activities:			
Net income (loss)	$ 480,193	$ (16,797)	$ 441,489
Reconciliation of net income (loss) to cash flows from operating activities:			
Depreciation and amortization	338,196	331,389	284,620
Stock-based compensation	190,070	208,614	444
Provision for bad debts	9,665	10,050	9,444
Purchase of in-process research and development	106,350	552,900	29,200
Charge for impaired goodwill	—	219,245	—
Equity in income of equity method investments	(7,398)	(15,705)	(151)
Minority interest	(3,932)	(10,418)	(11,952)
Gains on investments in equity securities, net	(13,067)	(73,230)	(5,698)
Deferred income tax provision (benefit)	(106,140)	(279,795)	15,300
Tax benefit from employee stock-based compensation	51,041	46,174	102,561
Excess tax benefits from stock-based compensation	(13,575)	(7,114)	—
Other	5,131	(3,433)	3,867
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and assumed liabilities):			
Accounts receivable	(105,230)	(120,505)	(93,931)
Inventories	(15,011)	(37,632)	(17,241)
Prepaid expenses and other current assets	(23,897)	(19,784)	(20,230)
Income taxes payable	(132,314)	50,123	(28,650)
Accounts payable, accrued expenses and deferred revenue	158,590	54,487	22,705
Cash flows from operating activities	918,672	888,569	731,777
Cash Flows from Investing Activities:			
Purchases of investments	(779,932)	(913,159)	(1,094,576)
Sales and maturities of investments	985,546	926,327	962,948
Purchases of equity securities	(21,994)	(7,577)	(7,477)
Proceeds from sales of investments in equity securities	20,712	140,165	7,067
Purchases of property, plant and equipment	(412,872)	(333,675)	(192,461)
Acquisitions, net of acquired cash	(342,456)	(568,953)	(703,074)
Distributions from equity method investments	17,100	19,800	3,000
Payment of note receivable from Dyax Corp.	7,771	—	—
Purchases of other intangible assets	(60,350)	(105,348)	(172,092)
Other	(4,581)	6,008	5,682
Cash flows from investing activities	(591,056)	(836,412)	(1,190,983)

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

(Amounts in thousands)

	For the Years Ended December 31,		
	2007	2006	2005
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	285,762	158,305	354,708
Repurchases of our common stock	(231,576)	—	—
Excess tax benefits from stock-based compensation	13,575	7,114	—
Proceeds from draws on our 2003 revolving credit facility	—	—	350,000
Payments of debt and capital lease obligations	(5,909)	(4,501)	(478,770)
Increase (decrease) in bank overdrafts	(5,910)	(21,124)	17,951
Minority interest contributions	3,979	11,153	11,423
Other	4,702	1,210	3,261
Cash flows from financing activities	64,623	152,157	258,573
Effect of exchange rate changes on cash	(17,397)	(4,104)	12,395
Increase (decrease) in cash and cash equivalents	374,842	200,210	(188,238)
Cash and cash equivalents at beginning of period	492,170	291,960	480,198
Cash and cash equivalents at end of period	$ 867,012	$492,170	$ 291,960
Supplemental disclosures of cash flows:			
Cash paid during the year for:			
Interest, net of capitalized interest	$ 5,490	$ 11,990	$ 16,266
Income taxes	$ 447,566	$154,729	$ 105,173
Supplemental disclosures of non-cash transactions:			
Mergers and Acquisitions—Note C.			
Property, Plant and Equipment—Note G.			
Capital lease obligation for Genzyme Center—Note L.			

In conjunction with acquisitions completed since January 1, 2005, as described in Note C., "Mergers and Acquisitions," we assumed the following liabilities (amounts in thousands):

	For the Years Ended December 31,		
	2007	2006	2005
Net cash paid for acquisitions and acquisition costs	$(342,456)	$(568,953)	$(703,074)
Fair value of assets acquired	226,579	13,202	640,297
Accrual for dissenting shares	(16,128)	—	—
Acquired in-process research and development	125,500	552,900	29,200
Goodwill	100,393	30,177	200,184
Liabilities for exit activities and integration	(2,671)	(6,348)	(14,635)
Income taxes payable	(72,461)	—	(6,683)
Net deferred tax assets (liabilities)	(8,210)	2,067	(96,311)
Net liabilities assumed	$ 10,546	$ 23,045	$ 48,978

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

(Amounts in thousands)

	Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Par Value					
Balance, January 1, 2005	249,018	$2,490	$4,217,358	$(13,865)	$(112,033)	$ 286,206	$4,380,156
Stock issued through stock option and stock purchase plans	10,133	102	354,606	—	—	—	354,708
Tax benefit from stock option exercises	—	—	102,561	—	—	—	102,561
Stock-based compensation	—	—	444	—	—	—	444
Accrued interest receivable on notes receivable from stockholders, net	—	—	—	(580)	—	—	(580)
Foreign currency translation adjustments	—	—	—	—	—	(122,568)	(122,568)
Change in unrealized gains and losses on investments, net of tax(1)	—	—	—	—	—	(16,080)	(16,080)
Gain on affiliate sale of stock, net of tax(2)	—	—	—	—	—	996	996
Pension liability adjustment, net of tax(3)	—	—	—	—	—	(4,627)	(4,627)
Other	—	—	12,807	—	—	561	13,368
Net income	—	—	—	—	441,489	—	441,489
Balance, December 31, 2005	259,151	2,592	4,687,776	(14,445)	329,456	144,488	5,149,867
Stock issued through stock option and stock purchase plans	3,875	38	158,267	—	—	—	158,305
Tax benefit from stock option exercises	—	—	46,174	—	—	—	46,174
Stock-based compensation	—	—	215,419	—	—	—	215,419
Accrued interest receivable on notes receivable from stockholders, net	—	—	—	(612)	—	—	(612)
Foreign currency translation adjustments	—	—	—	—	—	130,500	130,500
Change in unrealized gains and losses on investments, net of tax(1)	—	—	—	—	—	(3,561)	(3,561)
Gain on affiliate sale of stock, net of tax(2)	—	—	—	—	—	817	817
Pension liability adjustment, net of tax(3)	—	—	—	—	—	(8,564)	(8,564)
Adoption of FAS 158, net of tax(4)	—	—	—	—	—	(8,795)	(8,795)
Other	—	—	(1,362)	—	—	(680)	(2,042)
Net loss	—	—	—	—	(16,797)	—	(16,797)
Balance, December 31, 2006	263,026	2,630	5,106,274	(15,057)	312,659	254,205	5,660,711

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (Continued)

(Amounts in thousands)

	Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Par Value					
Stock issued through stock option and stock purchase plans	6,482	65	285,697	—	—	—	285,762
Tax benefit from stock option exercises	—	—	27,654	—	—	—	27,654
Stock-based compensation	—	—	189,661	—	—	—	189,661
Adoption of FIN 48	—	—	6,933	—	33,863		40,796
Repurchases of common stock	(3,500)	(35)	(231,541)	—	—	—	(231,576)
Accrued interest receivable on notes receivable from stockholders	—	—	—	(613)	—	—	(613)
Foreign currency translation adjustments	—	—	—	—	—	149,425	149,425
Change in unrealized gains and losses on investments, net of tax(1)	—	—	—	—	—	9,464	9,464
Gain on affiliate sale of stock, net of tax(2)	—	—	—	—	—	(72)	(72)
Pension liability adjustment, net of tax(3)	—	—	—	—	—	1,056	1,056
Other	—	—	476	—	—		476
Net income	—	—	—	—	480,193	—	480,193
Balance, December 31, 2007	266,008	$2,660	$5,385,154	$(15,670)	$ 826,715	$ 414,078	$6,612,937

(1) Net of $(5.2) million of tax in 2007, $2.1 million of tax in 2006 and $9.0 million of tax in 2005.

(2) Net of $(0.1) million of tax in 2007, $(0.3) million of tax in 2006 and $(0.6) million of tax in 2005.

(3) Net of $3.8 million of tax in 2006 and $1.9 million of tax in 2005. Tax amounts for 2007 were not significant.

(4) Net of $3.7 million of tax in 2006.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our broad product and service portfolio is focused on rare disorders, renal diseases, orthopaedics, organ transplant, diagnostic and predictive testing, and cancer. We are organized into six financial reporting units, which we also consider to be our reporting segments:

- Renal, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure. The unit derives substantially all of its revenue from sales of Renagel (including sales of bulk sevelamer) and Hectorol;
- Therapeutics, which develops, manufactures and distributes therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as LSDs, and other specialty therapeutics, such as Thyrogen. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme, Myozyme and Thyrogen;
- Transplant, which develops, manufactures and distributes therapeutic products that address pre-transplantation, prevention and treatment of graft rejection in organ transplantation and other hematologic and auto-immune disorders. The unit derives substantially all of its revenue from sales of Thymoglobulin;
- Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc, the Sepra line of products, Carticel and MACI;
- Genetics, which provides testing services for the oncology, prenatal and reproductive markets; and
- Oncology, which develops, manufactures and distributes products for the treatment of cancer, with a focus on antibody- and small molecule-based therapies. The unit derives substantially all of its revenue from sales and royalties received on sales of Campath and Clolar and from the reimbursement of Campath development expenses.

We report the activities of our diagnostic products, bulk pharmaceuticals and cardiovascular business units under the caption "Other." We report our corporate, general and administrative operations and corporate science activities under the caption "Corporate."

As a result of the acquisition of Bioenvision in 2007, our Oncology business unit, which was formerly reported combined with "Other", now meets the criteria for disclosure as a separate reporting segment. This change in presentation is retrospectively applied to all periods presented.

We have reclassified our 2006 and 2005 segment disclosures to conform to our 2007 presentation.

Risks and Uncertainties

We are subject to risks and uncertainties common to companies in the biotechnology industry. These risks and uncertainties may affect our future results, and include:

- our ability to successfully complete preclinical and clinical development of our products and services;

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- our ability to secure regulatory approvals for our products, services and manufacturing facilities, and to do so in the anticipated timeframes;
- the content and timing of submissions to and decisions made by the FDA, the EMEA and other regulatory agencies related to our products and the facilities and processes used to manufacture our products (including FDA approval of larger-scale manufacturing of Myozyme);
- our ability to satisfy the post-marketing commitments made as a condition of the marketing approvals of Fabrazyme, Aldurazyme and Myozyme;
- our ability to manufacture sufficient amounts of our products for development and commercialization activities and to do so in a timely and cost-effective manner, including our ability to manufacture Thymoglobulin that meets product specifications and in quantities to meet projected market demand;
- our reliance on third parties to provide us with materials and services in connection with the manufacture of our products;
- our ability to obtain and maintain adequate patent and other proprietary rights protection for our products and services and successfully enforce these proprietary rights;
- the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize our products and services;
- the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services, including growth projections;
- market acceptance of our products and services in expanded areas of use and new markets;
- our ability to identify new patients for our products and services;
- our ability to increase market penetration both outside and within the United States of our products and services;
- the accuracy of our information regarding the products and resources of our competitors and potential competitors;
- the availability of reimbursement for our products and services from third party payors, the extent of such coverage and the accuracy of our estimates of the payor mix for our products;
- our ability to effectively manage wholesaler inventories of our products and the levels of their compliance with our inventory management programs;
- our ability to establish and maintain strategic license, collaboration and distribution arrangements and to successfully manage our relationships with licensors, collaborators, distributors and partners;
- the continued funding and operation of our joint ventures by our partners;
- our use of cash in business combinations or other strategic initiatives;
- the resolution of the dispute with our insurance carriers regarding our claim for coverage under a director and officer liability insurance program;

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- the initiation of legal proceedings by or against us;
- the impact of changes in the exchange rate for the Euro and other currencies on our product and service revenues in future periods;
- our ability to successfully integrate the business we acquired from AnorMED;
- our ability to successfully integrate the business we acquired from Bioenvision effective October 23, 2007;
- the number of diluted shares of our stock considered outstanding, which will depend on business combination activity and our stock price;
- the estimates and input variables used in accounting for stock options and the related stock-based compensation expense;
- the outcome of our IRS and foreign tax audits; and
- the possible disruption of our operations due to terrorist activities, armed conflict, severe climate change or outbreak of diseases such as severe acute respiratory syndrome (SARS) or avian influenza, including as a result of the disruption of operations of regulatory authorities, our subsidiaries, manufacturing facilities, customers, suppliers, distributors, couriers, collaborative partners, licensees and clinical trial sites.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly owned and majority owned subsidiaries. We also consolidate certain variable interest entities for which we are the primary beneficiary. For consolidated subsidiaries in which we own less than 100% interest, we record minority interest in our statements of operations for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%) which do not require consolidation pursuant to FIN 46, or over which we exercise significant influence. Our consolidated net income includes our share of the earnings and losses of these entities. All intercompany accounts and transactions have been eliminated in consolidation.

Dividend Policy

We have never paid a cash dividend on shares of our stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on our stock in the foreseeable future.

Use of Estimates

Under accounting principles generally accepted in the United States of America, we are required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in our consolidated financial statements. Our actual results could differ from these estimates.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds at December 31, 2007 but on a global basis can consist of corporate, government, agency, and municipal notes with original maturities of three months or less at any time. We generally invest our cash in investment-grade securities to mitigate risk.

Investments

We can invest our excess cash balances on a global basis in short-term and long-term marketable debt securities, which can consist of corporate, government, agency and municipal notes. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies, some of which are currently, or have been in the past, considered related parties. Other investments are accounted for as described below.

We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment. We classify our investments with remaining maturities of twelve months or less as short-term investments exclusive of those categorized as cash equivalents. We classify our investments with remaining maturities of greater than twelve months as long-term investments, unless we expect to sell the investment in less than 1 year.

For additional information on our investments, please read Note I., "Investments in Marketable Securities and Strategic Equity Investments," and Note J., "Equity Method Investments."

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method.

We analyze our inventory levels quarterly and write down to its net realizable value:

- inventory that has become obsolete;
- inventory that has a cost basis in excess of its expected net realizable value;
- inventory in excess of expected requirements; and
- expired inventory.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval or prior to approval of a manufacturing facility. In no event is inventory capitalized prior to completion of a phase 3 clinical trial. If a product is not approved for sale or a manufacturing facility does not receive approval, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2007, we did not have any inventory related to unapproved products.

Property, Plant and Equipment

We record property, plant and equipment at cost. When we dispose of these assets, we remove the related cost and accumulated depreciation and amortization from the related accounts on our balance sheet and include any resulting gain or loss in our statement of operations.

We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We compute economic lives as follows:

- plant and equipment—three to fifteen years;
- furniture and fixtures—five to seven years; and
- buildings—twenty to forty years.

We evaluate the remaining life and recoverability of this equipment periodically based on the appropriate facts and circumstances.

We amortize leasehold improvements and assets under capital leases over their useful life or, if shorter, the term of the applicable lease.

We capitalize certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment, net on our consolidated balance sheet and amortized on a straight-line basis over the estimated useful lives of the software, which generally do not exceed 5 years.

For products we expect to commercialize, we capitalize, to construction-in-progress, the costs we incur in validating facilities and equipment. We begin this capitalization when the validation process begins, provided that the product to be manufactured has demonstrated technological feasibility, and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We depreciate these costs using the straight-line method.

Costs of idle production facilities, including related depreciation, are charged directly to cost of products sold.

Goodwill and Other Intangible Assets

Our intangible assets consist of:

- goodwill;
- purchased technology rights;
- patents, trademarks and trade names;

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- distribution rights;
- customer lists; and
- covenants not to compete.

We are required to perform impairment tests related to our goodwill under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable.

We amortize intangible assets using the straight-line method over their estimated useful lives, which range between 1 and 15 years or, using the economic use method if that method results in significantly greater amortization than the straight-line method.

For certain acquired intangible assets, we may be required to make additional payments contingent upon meeting certain sales targets. We record amortization expense for these intangibles based on estimated future sales of the related products and include in the determination of amortization all contingent payments that we believe are probable of being made. We apply this amortization model to our Synvisc distribution rights (acquired from Wyeth), our license agreement with Synpac related to Myozyme patent and technology rights and our license to two products acquired from Surgi.B. We review the sales forecasts of these products on a quarterly basis and assess the impact changes in the forecasts have on the rate of amortization and the likelihood that contingent payments will be made. Adjustments to amortization expense resulting from changes in estimated sales are reflected prospectively.

Accounting for the Impairment of Long-Lived Assets

We periodically evaluate our long-lived assets for potential impairment under FAS 144. We perform these evaluations whenever events or changes in circumstances suggest that the carrying amount of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in its business or the industry in which it is sold; and
- a current period operating cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If we believe an indicator of potential impairment exists, we test to determine whether impairment recognition criteria in FAS 144 have been met. We charge impairments of the long-lived assets to operations if our evaluations indicate that the carrying value of these assets is not recoverable.

Translation of Foreign Currencies

We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

- the current exchange rate at each balance sheet date for assets and liabilities;
- the average exchange rate prevailing during each period for revenues and expenses; and

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- the historical exchange rate for our investments in our foreign subsidiaries.

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we include translation adjustments for these subsidiaries in stockholders' equity. We also record in stockholders' equity, exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes net cumulative foreign currency translation gains of $411.0 million at December 31, 2007 and $261.5 million at December 31, 2006. Gains and losses on all other foreign currency transactions, including gains and losses attributable to foreign currency forward contracts, are included in SG&A in our results of operations and were a net gain of $5.8 million for fiscal year 2007, a net gain of $7.8 million for fiscal year 2006 and a net loss of $3.8 million for fiscal year 2005.

Derivative Instruments

FAS 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheets and measures those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income (loss), depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

Defined Benefit Plan Accounting

FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans— an amendment of FASB Statements No. 87, 88, 106 and 132(R)," requires us to recognize the overfunded or underfunded status of any pension or other postretirement plans we may have as a net asset or a net liability on our statement of financial position and to recognize changes in that funded status in the year in which the changes occur as an adjustment to accumulated other comprehensive income in stockholders' equity. Currently, we have defined benefit pension plans for certain of our foreign subsidiaries and a defined benefit postretirement plan for one of our U.S. subsidiaries, which has been frozen since 1995 and is not significant. Under FAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized for our defined benefit pension plans under previous accounting standards must be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, FAS 158 requires that the measurement date, which is the date at which the benefit obligation and plan assets are measured; be as of our fiscal year end, which is December 31. We adopted FAS 158 in our fiscal year ending December 31, 2006.

Accounting for our defined benefit plans requires management make certain assumptions relating to the following:

- long-term rate of return on plan assets;
- discount rates used to measure future obligations and interest expense;
- salary scale inflation rates; and
- other assumptions based on the terms of each individual plan.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We obtained actuarial reports to compute the amounts of liabilities and expenses relating to the majority of our plans subject to the assumptions that management selects as of the beginning of the plan year. Management reviews the long-term rate of return, discount, and salary scale inflation on an annual basis and makes modifications to the assumptions based on current rates and trends as appropriate.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel services and genetic testing services, when we have finished providing the service. We recognize the revenue from the contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or when we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." To recognize a delivered item in a multiple element arrangement, EITF Issue No. 00-21 requires that the delivered items have value to the customer on a stand alone basis, that there is objective and reliable evidence of fair value of the undelivered items and that delivery or performance is probable and within our control for any delivered items that have a right of return.

We follow the guidance of EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" in the presentation of revenues and direct costs of revenues. This guidance requires us to assess whether we act as a principal in the transaction or as an agent acting on behalf of others. We record revenue transactions gross in our statements of operations if we are deemed the principal in the transaction, which includes being the primary obligor and having the risks and rewards of ownership.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We record allowances for product returns, rebates payable to Medicaid, managed care organizations or customers, chargebacks and sales discounts. These allowances are recorded as a reduction to revenue at the time product sales are recorded. These amounts are based on our historical activity, estimates of the amount of product in the distribution channel and the percent of end-users covered by Medicaid or managed care organizations. We record consideration paid to a customer or reseller of our products as a reduction of revenue unless we receive an identifiable and separable benefit for the consideration, and we can reasonably estimate the fair value of the benefit received. If both conditions are met, we record the consideration paid to the customer as an expense.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Stock-Based Compensation

All stock-based awards to non-employees are accounted for at their fair value in accordance with FAS 123R and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Prior to January 1, 2006, we elected to:

- account for share-based payment awards under APB 25, under which compensation expense was recorded for options issued to employees to the extent that the fair market value of our common stock exceeded the exercise price of the option at the date of grant and all other criteria for fixed accounting were met; and
- disclose the pro forma impact of expensing the fair value of our employee and director stock options and purchases made under our ESPP in the notes to our consolidated financial statements.

Effective January 1, 2006, we adopted the provisions of:

- FAS 123R, which requires us to recognize stock-based compensation expense in our financial statements for all share-based payment awards made to employees and directors based upon the grant date fair value of those awards; and
- SAB 107, which provides guidance to public companies related to the adoption of FAS 123R.

FAS 123R applies to stock options granted under our employee and director stock option plans, purchases made under our ESPP, and to any restricted stock or RSUs.

We adopted FAS 123R using the modified prospective transition method, which requires us to apply the standard to new equity awards and to equity awards modified, repurchased or canceled after January 1, 2006, our adoption date. Compensation expense for the unvested portion of awards granted prior to our adoption date is:

- recognized over the requisite service period, which is generally commensurate with the vesting term; and

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- based on the original grant date fair value of those awards, as calculated in our pro forma disclosures, prior to January 1, 2006, under FAS 123. Changes to the grant date fair value of equity awards granted prior to our adoption date are not permitted under FAS 123R.

The modified prospective transition method does not allow for the restatement of prior periods. Accordingly, our results of operations for 2007 and 2006 and future periods will not be comparable to our results of operations prior to January 1, 2006 because our historical results prior to 2006 do not reflect the impact of expensing the fair value of share-based payment awards.

Prior to January 1, 2006, in the pro forma disclosures regarding stock-based compensation included in the notes to our consolidated financial statements, we recognized forfeitures of stock options only as they occurred. Effective January 1, 2006, in accordance with the provisions of FAS 123R, we are now required to estimate an expected forfeiture rate for stock options and RSUs, which is factored into the determination of our monthly stock-based compensation expense.

In connection with the adoption of FAS 123R, we were also required to change the classification, in our consolidated statements of cash flows, of any tax benefits realized upon the exercise of stock options in excess of that which is associated with the expense recognized for financial reporting purposes. These amounts are presented as a financing cash inflow rather than as a reduction of income taxes paid in our consolidated statements of cash flows for the years ended December 31, 2007 and 2006.

Research and Development

We expense internal and external research and development costs, including costs of funded. research and development arrangements, in the period incurred. We also expense the cost of purchased technology in the period of purchase if we believe that the technology has not demonstrated technological feasibility and that it does not have an alternative future use.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. We are subject to income taxes in both the United States and numerous foreign jurisdictions; however, our most significant tax jurisdictions are the U.S. federal and states. Significant judgments, estimates and assumptions regarding future events, such as the amount, timing and character of income, deductions and tax credits, are required in the determination of our provision for income taxes and whether valuation allowances are required against deferred tax assets. These judgments, estimates and assumptions involve:

- interpreting the tax laws in various jurisdictions in which we operate;
- analyzing changes in tax laws, regulations, and treaties, foreign currency exchange restrictions; and
- estimating our levels of income, expenses and profits in each jurisdiction and the potential impact of that income on the tax liability in any given year.

We operate in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective January 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for income tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on the derecognition of previously recognized deferred tax items, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. For more information regarding the impact the adoption of FIN 48 had on our results of operations, financial condition and liquidity, see Note O., "Income Taxes," included in this report.

We continue to recognize interest relating to unrecognized tax benefits within our provision for income taxes but have not recorded any amounts related to potential penalties. The amount of accrued interest related to unrecognized tax benefits within our provision for income taxes for the year ended December 31, 2007, and our accrued interest related to unrecognized tax benefits as of January 1, 2007 and December 31, 2007 were not significant.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income or loss and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments and on derivative instruments designated as hedges, foreign currency translation adjustments and liabilities for pension obligations, net of taxes.

Net Income (Loss) Per Share

To calculate base earnings per share, we divide our earnings by the weighted average number of outstanding shares during the applicable period. To calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period unless inclusion of such securities is anti-dilutive.

Recent Accounting Pronouncements

FAS 157, "Fair Value Measurements." In September 2006, the FASB issued FAS 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under accounting principles generally accepted in the United States of America and expands disclosure requirements regarding fair value measurements. FAS 157 will be effective for us as of January 1, 2008. In February 2008, the FASB issued FSP 157-2 *"Partial Deferral of the Effective Date of Statements 157,"* which delays the effective date of FAS 157, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financials statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. Although we will continue to evaluate the application of FAS 157, we do not believe adoption will have a material impact on our results of operations or financial position.

FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." In February 2007, the FASB issued FAS 159, "The Fair Value

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," which permits, but does not require, entities to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized in earnings at each subsequent reporting date. FAS 159 will be effective for us as of January 1, 2008. We do not expect the adoption of FAS 159 to have a material impact on our financial position and results of operations.

EITF Issue No. 07-1, "Accounting for Collaborative Arrangements." In December 2007, the EITF of the FASB reached a consensus on Issue No. 07-1, *"Accounting for Collaborative Arrangements."* The EITF concluded on the definition of a collaborative arrangement and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF 99-19 and other accounting literature. Based on the nature of the arrangement, payments to or from collaborators would be evaluated and its terms, the nature of the entity's business, and whether those payments are within the scope of other accounting literature would be presented. Companies are also required to disclose the nature and purpose of collaborative arrangements along with the accounting policies and the classification and amounts of significant financial-statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however required disclosure under EITF 07-1 applies to the entire collaborative agreement. EITF 07-1 is effective for us January 1, 2008 and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. We do not expect the adoption of EITF 07-1 to have a material impact on our consolidated financial statements.

EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities." In June 2007, the FASB ratified the EITF consensus reached in EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities," which provides guidance for nonrefundable prepayments for goods or services that will be used or rendered for future research and development activities and directs that such payments should be deferred and capitalized. Such amounts should be recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered. EITF 07-3 is effective for us January 1, 2008 and will be applied prospectively to new contracts we enter into on or after that date. Earlier application is not permitted. We do not expect the adoption of EITF No. 07-3 to have a material impact on our financial position, results of operations or cash flows.

FAS 141 (revised 2007), "Business Combinations," In December 2007, the FASB issued FAS 141 (revised 2007), *"Business Combinations,"* or FAS 141R, which replaces FAS 141, *"Business Combinations."* FAS 141R retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but FAS 141R changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; IPR&D will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FAS 141R is effective for us on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141R amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions completed prior to the effective date of FAS 141R would also apply the provisions of FAS 141R. Early adoption is not permitted. We are currently evaluating the effects, if any, that FAS 141R may have on our consolidated financial statements.

FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51." In December 2007, the FASB issued FAS 160, "*Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51*," which establishes new accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. FAS 160 also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest, commonly referred to as the minority interest, to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. FAS 160 also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. FAS 160 is effective for us January 1, 2009 and adoption is prospective only; however, upon adoption, presentation and disclosure requirements described above must be applied retrospectively for all periods presented in our financial statements. We are currently evaluating the effects, if any, that FAS 160 may have on our consolidated financial statements.

NOTE B. NET INCOME (LOSS) PER SHARE

The following table sets forth our computation of basic and diluted net income (loss) per share (amounts in thousands, except per share amounts):

	For the Years Ended December 31,		
	2007	2006	2005
Net income (loss)	$480,193	$(16,797)	$441,489
Effect of dilutive securities:			
Interest expense and debt fee amortization, net of tax, related to our 1.25% convertible senior notes	7,543	—	7,496
Net income (loss)—diluted	$487,736	$(16,797)	$448,985
Shares used in computing net income (loss) per common share—basic	263,895	261,124	254,758
Effect of dilutive securities(1):			
Shares issuable upon the assumed conversion of our 1.25% convertible senior notes	9,686	—	9,686
Stock options(2)	7,039	—	7,769
Warrants and stock purchase rights	11	—	11
Restricted stock units	136	—	—
Dilutive potential common shares	16,872	—	17,466
Shares used in computing net income (loss) per common share—diluted(1,2)	280,767	261,124	272,224
Net income (loss) per share:(1)			
Basic	$ 1.82	$ (0.06)	$ 1.73
Diluted	$ 1.74	$ (0.06)	$ 1.65

(1) For the year ended December 31, 2006, basic and diluted net loss per share are the same. We did not include the securities described in the following table in the computation of diluted net loss per share because these securities would have an anti-dilutive effect due to our net loss for the period (amounts in thousands):

	For the Year Ended December 31, 2006
Shares issuable upon the assumed conversion of our 1.25% convertible senior notes	9,686
Shares issuable for options	6,881
Shares issuable for warrants and stock purchase rights	11
Total shares excluded from the computation of diluted loss per share	16,578

NOTE B. NET INCOME (LOSS) PER SHARE (Continued)

(2) We did not include the securities described in the following table in the computation of diluted income (loss) per share because these securities were anti-dilutive during each such period (amounts in thousands):

	For the Years Ended December 31,		
	2007	2006	2005
Shares of Genzyme Stock issuable upon exercise of outstanding options	12,262	11,840	7,269

NOTE C. MERGERS AND ACQUISITIONS

2007 Acquisitions:

Diagnostic Assets of Diagnostic Chemicals Limited

On December 3, 2007, we acquired certain diagnostic assets from DCL, a privately-held diagnostics and biopharmaceutical company based in Charlottetown, Prince Edward Island, Canada, including DCL's line of over 50 formulated clinical chemistry reagents and its diagnostics operations in Prince Edward Island, Canada and Connecticut. We paid gross consideration of $53.3 million Canadian dollars, or $53.8 million U.S. dollars (based on the December 3, 2007 spot rate for the Canadian dollar), in cash. We closed the transaction on December 3, 2007. We accounted for the acquisition as a business combination and accordingly, included its results of operations in our consolidated statements of operations from December 3, 2007, the date of acquisition.

The purchase price was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands):

Initial cash payments	$53,261
Cash hold back	255
Acquisition costs	568
Total purchase price	$54,084
Accounts receivable	$ 2,618
Inventory	5,179
Property, plant and equipment	1,843
Goodwill	15,124
Other intangible assets (to be amortized over 5 to 10 years)	29,827
Deferred tax assets—noncurrent	40
Assumed liabilities:	
Deferred tax liability	(421)
Other	(126)
Allocated purchase price	$54,084

NOTE C. MERGERS AND ACQUISITIONS (Continued)

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $15.1 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will be deductible for tax purposes.

The allocation of purchase price remains subject to potential adjustments, including adjustments for tax restructuring activities.

Bioenvision

On May 29, 2007, we entered into an agreement and plan of merger with Bioenvision, a publicly-traded biopharmaceutical company based in New York City and Edinburgh, Scotland, and Wichita Bio Corporation, one of our wholly-owned subsidiaries, to acquire Bioenvision in an all-cash transaction valued at $11.20 per outstanding share of Bioenvision Series A Preferred Stock (plus accrued but unpaid dividends) and $5.60 per outstanding share of Bioenvision Common Stock. We paid gross consideration of $349.9 million in cash, including $345.4 million for the outstanding shares of Bioenvision Common and Series A Preferred Stock and options to purchase shares of Bioenvision Common Stock, and approximately $5 million for acquisition costs. Net consideration was $304.7 million as we acquired Bioenvision's cash and cash equivalents totaling $45.2 million. Effective October 23, 2007, we completed the acquisition of Bioenvision the culmination of a two step process consisting of a tender offer completed in July 2007, and a merger approved in October 2007.

Bioenvision was focused on the acquisition, development and marketing of compounds and technologies for the treatment of cancer, autoimmune disease and infection. The acquisition of Bioenvision provides us with the exclusive, worldwide rights to clofarabine. We currently market clofarabine in the United States and Canada under the brand name Clolar for relapsed and refractory pediatric ALL patients. In Europe, we co-developed clofarabine with Bioenvision and Bioenvision has been marketing the product under the brand name Evoltra, also for the treatment of relapsed and refractory pediatric ALL patients. We are developing clofarabine for diseases with significantly larger patient populations, including use as a first-line therapy for the treatment of adult acute myeloid leukemia, or AML. Clofarabine has been granted orphan drug status for ALL and AML in both the United States and European Union.

Tender Offer—Step One

On July 10, 2007, we completed the tender offer and purchased 2,250,000 shares of Bioenvision Series A Preferred Stock for $25.2 million, which we recorded as a component of investments in equity securities, and 8,398,098 shares of Bioenvision Common Stock for $47.0 million, which we recorded as a component of other noncurrent assets in our consolidated balance sheet. As a result of the tender offer, we acquired approximately 22% of the then outstanding shares of Bioenvision Common Stock on an as-converted basis, including 100% of the outstanding Bioenvision Series A Preferred Stock.

Our initial investments in Bioenvision Common Stock and Bioenvision Series A Preferred Stock gave us significant influence over Bioenvision and, as a result, we accounted for our investment in Bioenvision Common Stock under the equity method of accounting from July 10, 2007 through October 22, 2007. We recorded our initial $47.0 million investment in Bioenvision Common Stock as a single amount in other noncurrent assets in our consolidated balance sheet. The purchase price of our initial investment in Bioenvision Common Stock was attributed to the fair value of our 15%

NOTE C. MERGERS AND ACQUISITIONS (Continued)

proportional share of the tangible assets and liabilities of Bioenvision as of July 10, 2007. The excess of the purchase price over our proportional share of the net assets of Bioenvision as of that date was attributed to the underlying intangible assets and IPR&D, net of tax, and goodwill. The following table sets forth the purchase price allocation for our initial investment in Bioenvision Common Stock and the components of the $21.1 million of charges we recorded to equity in income of equity method investments for the period from July 10, 2007 through October 22, 2007 related to our initial investment in Bioenvision Common Stock (amounts in thousands):

	Investment in Bioenvision Common Stock	Equity in Income (Loss) of Equity Method Investments
Our 15% proportional share of the tangible assets and liabilities of Bioenvision	$ 7,062	$ —
Goodwill	4,008	—
Other intangible assets	26,531	—
IPR&D	19,150	—
Deferred tax liabilities	(9,722)	—
Initial investment in Bioenvision Common Stock	47,029	—
Effect of equity method of accounting:		
IPR&D	(19,150)	(19,150)
Our 15% proportional share of the losses of Bioenvision(1)	(1,424)	(1,424)
Amortization expense(1)	(829)	(829)
Deferred tax benefits(1)	302	302
Total	$ 25,928	$(21,101)

(1) Represents charges for the period from July 10, 2007 through October 22, 2007.

The Merger—Step Two

On October 22, 2007, holders of a majority of the issued and outstanding shares of Bioenvision Common Stock and Bioenvision Series A Preferred Stock, voting together as a single class on an as-converted basis, approved the merger. On October 23, 2007, we paid approximately $245 million in cash consideration to the former Bioenvision stockholders and Bioenvision Common Stock ceased trading and was delisted from The NASDAQ. In December 2007, we paid approximately $12 million in cash for the outstanding options to purchase shares of Bioenvision Common Stock. We accounted for the acquisition as a business combination and, accordingly, included its results of operations in our consolidated statements of operations from October 23, 2007, the date of acquisition.

In connection with the merger, holders of 2,880,000 shares of Bioenvision Common Stock, representing less than 5% of the outstanding shares of Bioenvision Common Stock on an as-converted basis immediately before the merger became effective, submitted written demands for appraisal of their shares and have, as a result, elected not to accept the $5.60 per share merger consideration. We refer to these stockholders as dissenting stockholders. We obtained ownership of the dissenting shares and have accounted for the merger based on 100% ownership of Bioenvision. We have accrued

NOTE C. MERGERS AND ACQUISITIONS (Continued)

$16.1 million, which represents our estimate of the price to be paid to the dissenting shareholders upon resolution of their appraisal demand.

The purchase price, including amounts paid for shares of Bioenvision Common Stock and Bioenvision Series A Preferred Stock in July 2007, was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands, except share data):

Purchase of 52,157,771 shares of Bioenvision common stock	$292,084
Purchase of 2,250,000 shares of Bioenvision preferred stock	25,200
Buyout of stock options	11,975
Acquisition costs	4,554
Subtotal purchase price	333,813
Accrual for dissenting shares	16,128
Total purchase price	$349,941
Cash and cash equivalents	$ 45,186
Accounts receivable	5,537
Inventory	1,684
Other current assets	5,130
Goodwill	85,269
Other intangible assets (to be amortized over 9 years)	172,441
In-process research and development	106,350
Equity in net loss of Bioenvision pre-acquisition ownership(1)	21,101
Other noncurrent assets	624
Assumed liabilities:	
Income taxes payable	(72,461)
Deferred tax liability—current	(2,575)
Deferred tax liability—noncurrent	(5,254)
Liabilities for exit activities	(2,671)
Other	(10,420)
Allocated purchase price	$349,941

(1) Consists of charges recorded from July 10, 2007 through October 22, 2007 during which time we accounted for our investment in Bioenvision Common Stock under the equity method of accounting.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $85.3 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will be deductible for tax purposes.

The allocation of purchase price remains subject to potential adjustments, including adjustments for liabilities associated with certain exit activities and tax restructuring activities.

NOTE C. MERGERS AND ACQUISITIONS (Continued)

2006 and 2005 Acquisitions:

Our 2006 and 2005 acquisitions were accounted for as business combinations and, accordingly, we included the results of operations of each acquisition in our consolidated statements of operations beginning on the date of each acquisition.

- **2006:**
  - On November 7, 2006, we acquired AnorMED, a publicly-held chemical-based biopharmaceutical company based in Langley, British Columbia, Canada; with a focus on the discovery, development and commercialization of new therapeutic products in the area of hematology, oncology and HIV.
- **2005:**
  - On July 1, 2005, we acquired Bone Care, a publicly-held specialty pharmaceutical company based in Middleton, Wisconsin; with a focus on nephrology. As part of the transaction, we acquired Hectorol, a line of vitamin D2 pro-hormone products used to treat secondary hyperparathyroidism in patients on dialysis and those with earlier stage CKD which product we have added to our Renal business.
  - Other 2005 acquisitions:
    - On July 15, 2005, we acquired Equal Diagnostics, a privately-held diagnostics company in Exton, Pennsylvania, that formerly served as a distributor for our clinical chemistry reagents.
    - On February 8, 2005, we acquired Verigen, a private company based in Leverkusen, Germany with a proprietary cell therapy product for cartilage repair (referred to as MACI) that is currently sold in Europe and Australia.

NOTE C. MERGERS AND ACQUISITIONS (Continued)

The purchase price for each of our 2006 and 2005 acquisitions was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as of the date of each acquisition as follows (amounts in thousands):

	Year Ended December 31, 2006	Year Ended December 31, 2005		
	AnorMED	Bone Care	Other	Total
Net cash paid for acquisitions, including acquisition costs	$589,173	$ 712,345	$17,965	$ 730,310
Present value of notes payable	—	—	8,586	8,586
Contingent purchase price liabilities	—	—	5,660	5,660
Total purchase price	$589,173	$ 712,345	$32,211	$ 744,556
Cash and cash equivalents	$ 20,220	$ 41,012	$ 1,424	$ 42,436
Other current assets	6,340	97,292	7,597	104,889
Property, plant and equipment	758	2,895	2,731	5,626
Deferred asset—current	—	29,262	—	29,262
Goodwill	32,349	228,836	5,344	234,180
Other intangible assets	3,500	504,200	16,814	521,014
Acquired in-process research and development	552,900	12,700	9,500	22,200
Deferred tax assets—noncurrent	28,336	13,453	—	13,453
Other noncurrent assets	120	—	1,037	1,037
Assumed liabilities:				
Deferred tax liabilities	(25,288)	(185,546)	(4,641)	(190,187)
Liabilities for exit activities and integration	(8,882)	(11,090)	(2,475)	(13,565)
Other liabilities	(21,180)	(20,669)	(5,120)	(25,789)
Total purchase price allocation	$589,173	$ 712,345	$32,211	$ 744,556

NOTE C. MERGERS AND ACQUISITIONS (Continued)

For our acquisitions of AnorMED, Bone Care and Equal Diagnostics, the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed, was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill for these three acquisitions will be deductible for tax purposes.

The estimated fair value of the assets acquired and liabilities assumed from Verigen exceeded our initial payments for Verigen by $5.7 million resulting in negative goodwill. Based on the development, approval and commercialization of MACI in the United States, we may be obligated to pay Verigen up to approximately $38 million through 2011. Pursuant to FAS 142, we recorded as a liability, contingent consideration up to the amount of the negative goodwill. As contingent payments related to the acquisition of Verigen come due, we will apply the payments against the contingent liability and contingent payments in excess of $5.7 million, if any, will be recorded as goodwill.

In-Process Research and Development

In connection with six of the acquisitions we completed since between January 1, 2004 and December 31, 2007, we have acquired various IPR&D projects. Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product candidate acquired will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach technological feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially adversely affected.

The following table sets forth the significant IPR&D projects for companies and certain assets we have acquired between January 1, 2005 and December 31, 2007 (amounts in millions):

Company/Assets Acquired	Purchase Price	IPR&D(1)	Programs Acquired	Discount Rate Used in Estimating Cash Flows(1)	Year of Expected Launch
Bioenvision (2007)	$ 349.9	$ 125.5	Evoltra (clofarabine)(2,3)	17%	2008-2010
AnorMED (2006)	$ 589.2	$ 526.8	Mozobil (stem cell transplant)	15%	2009-2014
		26.1	AMD070 (HIV)(4)	15%	—
		$ 552.9			
Bone Care (2005)	$ 712.3	$ 12.7	LR-103 (secondary hyperparathyroidism)(5)	25%	—

(1) Management assumes responsibility for determining the valuation of the acquired IPR&D projects. The fair value assigned to IPR&D for each acquisition is estimated by discounting, to present

NOTE E. ACCOUNTS RECEIVABLE

Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting certain allowances for bad debts, chargebacks and prompt pay discounts. The allowances were $40.3 million at December 31, 2007 and $52.6 million at December 31, 2006.

NOTE F. INVENTORIES

	December 31,	
	2007	2006
	(Amounts in thousands)	
Raw materials	$120,409	$100,698
Work-in-process	130,812	119,510
Finished goods	187,894	154,436
Total	$439,115	$374,644

On October 22, 2007, the FDA granted marketing approval for Renvela. At December 31, 2007, we had $22.8 million of Renvela inventory for which there is no similar amount as of December 31, 2006.

In 2007, we recorded a total of $20.9 million of charges to cost of products sold to write off certain lots of our Thymoglobulin finished goods inventory that did not meet our specifications for saleable product, of which $11.8 million was recorded in September 2007 and $9.1 million was recorded in December 2007.

NOTE G. PROPERTY, PLANT AND EQUIPMENT

	December 31,	
	2007	2006
	(Amounts in thousands)	
Plant and equipment	$ 846,974	$ 734,669
Land and buildings	931,916	763,072
Leasehold improvements	265,242	239,268
Furniture and fixtures	62,238	53,689
Construction in progress	698,824	515,307
	2,805,194	2,306,005
Less accumulated depreciation	(836,792)	(695,412)
Property, plant and equipment, net	$1,968,402	$1,610,593

Our total depreciation expense was $137.1 million in 2007, $122.0 million in 2006 and $103.0 million in 2005.

NOTE C. MERGERS AND ACQUISITIONS (Continued)

For our acquisitions of AnorMED, Bone Care and Equal Diagnostics, the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed, was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill for these three acquisitions will be deductible for tax purposes.

The estimated fair value of the assets acquired and liabilities assumed from Verigen exceeded our initial payments for Verigen by $5.7 million resulting in negative goodwill. Based on the development, approval and commercialization of MACI in the United States, we may be obligated to pay Verigen up to approximately $38 million through 2011. Pursuant to FAS 142, we recorded as a liability, contingent consideration up to the amount of the negative goodwill. As contingent payments related to the acquisition of Verigen come due, we will apply the payments against the contingent liability and contingent payments in excess of $5.7 million, if any, will be recorded as goodwill.

In-Process Research and Development

In connection with six of the acquisitions we completed since between January 1, 2004 and December 31, 2007, we have acquired various IPR&D projects. Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product candidate acquired will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach technological feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially adversely affected.

The following table sets forth the significant IPR&D projects for companies and certain assets we have acquired between January 1, 2005 and December 31, 2007 (amounts in millions):

Company/Assets Acquired	Purchase Price	IPR&D(1)	Programs Acquired	Discount Rate Used in Estimating Cash Flows(1)	Year of Expected Launch
Bioenvision (2007)	$ 349.9	$ 125.5	Evoltra (clofarabine)(2,3)	17%	2008-2010
AnorMED (2006)	$ 589.2	$ 526.8	Mozobil (stem cell transplant)	15%	2009-2014
		26.1	AMD070 (HIV)(4)	15%	—
		$ 552.9			
Bone Care (2005)	$ 712.3	$ 12.7	LR-103 (secondary hyperparathyroidism)(5)	25%	—

(1) Management assumes responsibility for determining the valuation of the acquired IPR&D projects. The fair value assigned to IPR&D for each acquisition is estimated by discounting, to present

NOTE C. MERGERS AND ACQUISITIONS (Continued)

value, the cash flows expected once the acquired projects have reached technological feasibility. The cash flows are probability-adjusted to reflect the risks of advancement through the product approval process. In estimating the future cash flows, we also considered the tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D projects and adjusted future cash flows for a charge reflecting the contribution to value of these assets.

(2) IPR&D charges totaled $125.5 million related to the acquisition of Bioenvision, of which $106.4 million was charged to IPR&D and $19.1 million was charged to equity in income of equity method investments.

(3) Clolar is marketed for the treatment of relapsed and refractory pediatric ALL. The IPR&D projects for Clolar are related to the development of the product for the treatment of other medical issues.

(4) Year of expected launch is not provided for AMD070 at this time because we are assessing our future plans for this program.

(5) Year of expected launch is not provided for LR-103 at this time because this program is in its early stages and we are evaluating several potential applications for LR-103 to determine which application we might pursue. Therefore, the year of expected launch cannot be determined.

Exit Activities

In connection with several of our acquisitions, we initiated integration plans to consolidate and restructure certain functions and operations, including the relocation and termination of certain personnel of these acquired entities and the closure of certain of the acquired entities' leased facilities. These costs have been recognized as liabilities assumed in connection with the acquisition of these entities in accordance with EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase or Business Combination," and are subject to potential adjustments as certain exit activities are confirmed or refined. The following table summarizes the liabilities established for exit activities related to these acquisitions (amounts in thousands):

	Employee Related Benefits	Closure of Leased Facilities	Other Exit Activities	Total Exit Activities
Balance at December 31, 2005	$ 2,249	$ 199	$ 8,117	$10,565
Acquisition(1)	6,478	—	—	6,478
Revision of estimates	(165)	(132)	(750)	(1,047)
Payments	(2,457)	(43)	(7,367)	(9,867)
Balance at December 31, 2006	6,105	24	—	6,129
Acquisition(2)	2,601	—	70	2,671
Revision of estimates	931	2,593	—	3,524
Payments	(5,602)	(453)	—	(6,055)
Balance at December 31, 2007	$ 4,035	$2,164	$ 70	$ 6,269

(1) We expect to pay employee related benefits related to the acquisition of AnorMED through 2008 and payments related to the closing of the leased facility through January 2012.

(2) We expect to pay employee related benefits related to the acquisition of Bioenvision through the first quarter of 2008.

NOTE C. MERGERS AND ACQUISITIONS (Continued)

Pro Forma Financial Summary (Unaudited)

The following pro forma financial summary is presented as if the acquisition of Bioenvision was completed as of January 1, 2007 and 2006, and as if the acquisition of AnorMED was completed as of January 1, 2006 and 2005. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated on that date, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as IPR&D charges, are included in the pro forma financial summary for the year in which the acquisition occurred and the year prior to acquisition only. Specifically, the pro forma financial summary includes:

- for 2007 and 2006, IPR&D charges totaling $125.5 million related to the acquisition of Bioenvision, of which $106.4 million was charged to IPR&D and $19.1 million was charged to equity in income of equity method investments; and
- for 2006 and 2005, $552.9 million of IPR&D charges related to the acquisition of AnorMED.

The following table provides our pro forma summary for the years ended December 31, 2007, 2006 and 2005 (amounts in thousands, except per share amounts):

	2007	2006	2005
Total revenues	$3,824,600	$3,205,422	$2,735,145
Net income (loss)	$ 457,675	$ (167,545)	$ 19,035
Net income (loss) per share:			
Basic	$ 1.73	$ (0.64)	$ 0.07
Diluted	$ 1.66	$ (0.64)	$ 0.07
Weighted average shares outstanding:			
Basic	263,895	261,124	254,758
Diluted	280,767	261,124	262,538

Pro forma results are not presented for the acquisition of assets from DCL or the acquisitions of Equal Diagnostics, Bone Care or Verigen for the years ended December 31, 2007 and 2006 because those acquisitions individually, and in the aggregate, did not have a material effect on our results of operations in those periods.

NOTE D. DERIVATIVE FINANCIAL INSTRUMENTS

We periodically enter into foreign currency forward contracts, all of which have a maturity of less than three years. These contracts have not been designated as hedges and accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement value of foreign currency forward contracts outstanding at December 31, 2007 is $347.1 million. At December 31, 2007, these contracts had a fair value of $(15.1) million, representing an unrealized loss, which has been recorded in SG&A in our consolidated statement of operations for the year ended December 31, 2007 and in accrued expenses in our consolidated balance sheet as of December 31, 2007. The notional settlement value of foreign currency forward contracts outstanding at December 31, 2006 was $455.1 million. At December 31, 2006, these contracts had a fair value of $(1.5) million, representing an unrealized loss, which has been recorded in SG&A in our consolidated statement of operations for the year ended December 31, 2006 and in accrued expenses in our consolidated balance sheet as of December 31, 2006. At December 31, 2005, the fair value of these contracts was not significant.

NOTE E. ACCOUNTS RECEIVABLE

Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting certain allowances for bad debts, chargebacks and prompt pay discounts. The allowances were $40.3 million at December 31, 2007 and $52.6 million at December 31, 2006.

NOTE F. INVENTORIES

	December 31,	
	2007	2006
	(Amounts in thousands)	
Raw materials	$120,409	$100,698
Work-in-process	130,812	119,510
Finished goods	187,894	154,436
Total	$439,115	$374,644

On October 22, 2007, the FDA granted marketing approval for Renvela. At December 31, 2007, we had $22.8 million of Renvela inventory for which there is no similar amount as of December 31, 2006.

In 2007, we recorded a total of $20.9 million of charges to cost of products sold to write off certain lots of our Thymoglobulin finished goods inventory that did not meet our specifications for saleable product, of which $11.8 million was recorded in September 2007 and $9.1 million was recorded in December 2007.

NOTE G. PROPERTY, PLANT AND EQUIPMENT

	December 31,	
	2007	2006
	(Amounts in thousands)	
Plant and equipment	$ 846,974	$ 734,669
Land and buildings	931,916	763,072
Leasehold improvements	265,242	239,268
Furniture and fixtures	62,238	53,689
Construction in progress	698,824	515,307
	2,805,194	2,306,005
Less accumulated depreciation	(836,792)	(695,412)
Property, plant and equipment, net	$1,968,402	$1,610,593

Our total depreciation expense was $137.1 million in 2007, $122.0 million in 2006 and $103.0 million in 2005.

NOTE G. PROPERTY, PLANT AND EQUIPMENT (Continued)

Our property, plant and equipment includes the following amounts for assets subject to capital leases (amounts in thousands):

	December 31, 2007
Building—Corporate headquarters in Cambridge, Massachusetts	$131,031
Less accumulated depreciation	(37,385)
Assets subject to capital leases, net	$ 93,646

We capitalize costs we have incurred in validating manufacturing equipment and facilities for products which have reached technological feasibility. Capitalized validation costs, net of accumulated depreciation, were $15.5 million at December 31, 2007 and $17.2 million at December 31, 2006.

Net capitalized software totaled $15.5 million at December 31, 2007 and $14.2 million at December 31, 2006. Capitalized software development costs, a component of construction in progress, were $43.0 million at December 31, 2007 and $19.0 million at December 31, 2006.

We have capitalized the following amounts of interest costs (amounts in millions):

For the Years Ended December 31,		
2007	2006	2005
$14.5	$ 9.2	$ 8.9

As of December 31, 2007, the estimated remaining cost to complete our assets under construction is approximately $900 million.

Under certain lease agreements for our worldwide facilities, we are contractually obligated to return leased space to its original condition upon termination of the lease agreement. At the inception of a lease with such conditions, we record an asset retirement obligation liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. In subsequent periods, for each such lease, we record interest expense to accrete the asset retirement obligation liability to full value and depreciate each capitalized asset retirement obligation asset, both over the term of the associated lease agreement. Our asset retirement obligations were not significant as of December 31, 2007 or 2006.

NOTE H. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following tables contains the change in our goodwill during the years ended December 31, 2007 and 2006 (amounts in thousands):

	As of December 31, 2006	Acquisitions	Adjustments	As of December 31, 2007
Renal	$ 305,528	$ —	$(1,577)	$ 303,951
Therapeutics	354,709	—	785	355,494
Transplant(1)	157,591	—	5,470	163,061
Biosurgery	7,585	—	—	7,585
Oncology(2)	445,640	85,269	—	530,909
Other(3)	27,728	14,916	184	42,828
Goodwill	$1,298,781	$100,185	$ 4,862	$1,403,828

	As of December 31, 2005	Acquisitions	Adjustments	Impairment	As of December 31, 2006
Renal	$ 304,492	$ —	$ 1,036	$ —	$ 305,528
Therapeutics	354,709	—	—	—	354,709
Transplant(1)	128,511	29,080	—	—	157,591
Biosurgery	7,585	—	—	—	7,585
Genetics(4)	218,962	—	283	(219,245)	—
Oncology	445,640		—	—	445,640
Other	27,668	—	60	—	27,728
Goodwill	$1,487,567	$ 29,080	$ 1,379	$(219,245)	$1,298,781

(1) Includes the goodwill and related adjustments from the acquisition of AnorMED in November 2006. The adjustments in 2007 include increases of $2.6 million to the reserve for the facility closure, $2.3 million of adjustments to the tax reserve and $1.3 million from the write off of certain fixed assets associated with the acquisition, offset by a decrease of $(0.7) million in exit activity accruals.

(2) Includes the goodwill resulting from our acquisition of Bioenvision in 2007.

(3) Includes the goodwill resulting from our acquisition of the diagnostic assets from DCL in 2007.

(4) In 2006, impairment for Genetics represents the write off of the goodwill assigned to our Genetics reporting unit in accordance with FAS 142, "Goodwill and Other Intangible Assets."

We are required to perform impairment tests related to our goodwill under FAS 142 annually, which we perform in the third quarter of each year, and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For 2007, we completed the required annual impairment tests for our $1.3 billion of goodwill that had been recorded as of September 30, 2007 and determined that no impairment charge was required. For 2006, we completed the required annual impairment tests for our $1.5 billion of goodwill that had been recorded as of

NOTE H. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

September 30, 2006 and determined that the $219.2 million of goodwill assigned to our Genetics reporting unit was impaired. Such goodwill was derived as a result of our acquisitions of substantially all of the pathology/oncology testing assets related to the Physician Services and Analytical Services business units of IMPATH in May 2004, Genetrix, Inc. in February 1996 and the minority share of IG Laboratories, Inc. in October 1995.

We determined the fair value of the net assets of our Genetics reporting unit by discounting, to present value, its estimated future cash flows. Due to the reduction of reimbursement rates for certain test offerings and increased infrastructure costs, the discounted future cash flows of our Genetics reporting unit were negatively impacted causing the fair value of the net assets of our Genetics reporting unit to be lower than the carrying value. We calculated the fair value and determined that the goodwill assigned to our Genetics reporting unit was fully impaired and we recorded a pre-tax impairment charge of $219.2 million and $69.8 million of related tax benefits in September 2006. No additional impairment charges were required in 2006 for the remaining $1.3 billion of goodwill related to our other reporting units.

Other Intangible Assets

The following table contains information about our other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2007			As of December 31, 2006		
	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology(1)	$1,680,190	$(545,817)	$1,134,373	$1,505,748	$(424,650)	$1,081,098
Patents	194,560	(104,413)	90,147	194,560	(87,063)	107,497
Trademarks	60,634	(36,787)	23,847	60,227	(31,439)	28,788
License fees	90,237	(28,833)	61,404	77,807	(20,597)	57,210
Distribution rights(2)	307,260	(125,678)	181,582	260,073	(85,543)	174,530
Customer lists(3)	97,031	(33,209)	63,822	90,783	(48,760)	42,023
Other	2,050	(1,573)	477	2,045	(1,153)	892
Total	$2,431,962	$(876,310)	$1,555,652	$2,191,243	$(699,205)	$1,492,038

(1) Includes an additional $172.4 million of intangible assets resulting from our acquisition of Bioenvision in October 2007.

(2) Includes an additional $39.1 million in 2007 and $58.7 million in 2006 for additional payments made or accrued in connection with the reacquisition of the Synvisc sales and marketing rights from Wyeth in January 2005. In addition, we will make a series of additional contingent royalty and milestone payments to Wyeth based on the volume of Synvisc sales in the covered territories. These contingent royalty and milestone payments could extend out to June 2012, or could total a maximum of $293.7 million, whichever comes first.

(3) Includes an additional $29.8 million of intangible assets resulting from our acquisition of the diagnostic assets from DCL in December 2007, offset in part by the write off, during the first

NOTE H. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

quarter of 2007, of $23.7 million of fully amortized customer lists, related to our acquisition of Bone Care in July 2005.

Net technology includes $4.3 million at December 31, 2007 and $4.7 million at December 31, 2006 related to our acquisition of certain gene therapy assets from Avigen in December 2005. In addition, we may be obligated to make up to approximately $38 million of potential milestone payments based on the development and approval of, and royalty payments based on the sale of, products developed between now and 2020 that rely on the intellectual property purchased from Avigen.

All of our other intangible assets are amortized over their estimated useful lives. The estimated future amortization expense for other intangible assets for the five succeeding fiscal years and thereafter is as follows (amounts in thousands):

Year Ended December 31,	Estimated Amortization Expense(1)
2008	$224,706
2009	228,908
2010	241,214
2011	259,630
2012	200,692
Thereafter	569,815

(1) Includes estimated future amortization expense for the Synvisc distribution rights based on the forecasted respective future sales of Synvisc and the resulting future contingent payments we will be required to make to Wyeth, and for the Myozyme patent and technology rights pursuant to a license agreement with Synpac based on forecasted future sales of Myozyme and the milestone payments we will be required to make to Synpac related to regulatory approvals. These contingent payments will be recorded as intangible assets when the payments are accrued. Estimated future amortization expense also includes estimated amortization for other arrangements involving contingent payments.

NOTE I. INVESTMENTS IN MARKETABLE SECURITIES AND EQUITY INVESTMENTS

Marketable Securities (amounts in thousands):

	December 31,			
	2007		2006	
	Cost	Market Value	Cost	Market Value
Cash equivalents(1):				
Money market funds	$ 660,648	$ 660,648	$ 222,804	$ 222,804
Short-term investments:				
Corporate notes	47,095	47,114	65,932	65,607
U.S. Government agencies	33,303	33,331	21,347	21,174
U.S. Treasury notes	—	—	33,287	33,113
	80,398	80,445	120,566	119,894
Long-term investments:				
Corporate notes	274,861	274,862	355,008	353,497
U.S. Government agencies	132,464	133,979	189,372	188,148
Fixed income fund	252	235	252	250
U.S. Treasury notes	101,758	103,861	132,192	131,645
	509,335	512,937	676,824	673,540
Total cash equivalents, short- and long-term investments	$1,250,381	$1,254,030	$1,020,194	$1,016,238
Investments in equity securities	$ 61,291	$ 89,181	$ 45,766	$ 66,563

(1) Cash equivalents are included as part of cash and cash equivalents on our consolidated balance sheets.

The following table contains information regarding the range of contractual maturities of our investments in debt securities (amounts in thousands):

	December 31,			
	2007		2006	
	Cost	Market Value	Cost	Market Value
Within 1 year	$ 741,046	$ 741,093	$ 343,370	$ 342,698
1-2 years	175,433	175,016	157,682	156,944
2-10 years	333,902	337,921	519,142	516,596
	$1,250,381	$1,254,030	$1,020,194	$1,016,238

NOTE I. INVESTMENTS IN MARKETABLE SECURITIES AND EQUITY INVESTMENTS (Continued)

Investments in Equity Securities

The following table shows the investments in equity securities of unconsolidated entities as of December 31, 2007 and 2006 (amounts in thousands):

	December 31, 2007			December 31, 2006		
	Adjusted Cost	Market Value	Unrealized Gain/(Loss)	Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Publicly-held companies(1):						
Dyax Corp.	$17,992	$18,190	$ 198	$ 1,096	$ 1,727	$ 631
ABIOMED, Inc(2)	12,185	35,861	23,676	12,185	32,539	20,354
Sirtris Pharmaceuticals, Inc	4,500	9,038	4,538	—	—	—
GTC Biotherapeutics, Inc.	1,973	1,455	(518)	4,910	4,618	(292)
Other	183	179	(4)	2,455	2,559	104
Total publicly-held companies	36,833	64,723	27,890	20,646	41,443	20,797
Private equity funds(3)	19,167	19,167	—	16,732	16,732	—
Privately-held companies(4)	5,291	5,291	—	8,388	8,388	—
Total	$61,291	$89,181	$27,890	$45,766	$66,563	$20,797

(1) Marketable equity securities that have readily determinable market values are stated at market value. We record temporary unrealized gains and losses related to these investments in other comprehensive income (loss).

(2) We consider ABIOMED to be a related party because our chairman and chief executive officer is a director of ABIOMED. As of December 31, 2007, we hold approximately 7% of the outstanding shares of ABIOMED common stock.

(3) Our investments in private equity funds are stated at adjusted cost basis, which approximates market value.

(4) Equity securities without readily determinable market values and for which we do not exercise significant influence are stated at cost and are periodically reviewed for impairment.

Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

We record unrealized holding gains and losses, net of tax, related to our investments in marketable securities and strategic investments, to the extent they are determined to be temporary, in stockholders' equity. The following table sets forth the gross amounts recorded:

	December 31,	
	2007	2006
Unrealized holding gains	$ 34.1 million	$21.9 million
Unrealized holding losses	$ 2.6 million	$ 5.1 million

We also collaborate with or provide services to certain of the companies in which we hold or have held equity investments, including Dyax, Isis and BioMarin. Our relationships with Dyax and Isis are described below. Our relationship with BioMarin is described in Note J., "Equity Method Investments."

NOTE I. INVESTMENTS IN MARKETABLE SECURITIES AND EQUITY INVESTMENTS (Continued)

Dyax Corp.

In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize DX-88, one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. In 2003, we acquired a 49.99% interest in Dyax-Genzyme LLC, formerly known as Kallikrein LLC, a joint venture with Dyax for the development of DX-88 for HAE and other chronic inflammatory diseases. As a result of the adoption of FIN 46, we consolidated the results of Dyax-Genzyme LLC.

In February 2007, we agreed with Dyax to terminate our participation and interest in Dyax-Genzyme LLC effective February 20, 2007. In connection with this termination, we made a capital contribution of approximately $17 million in cash to Dyax-Genzyme LLC and Dyax purchased our interest in the joint venture for 4.4 million shares of Dyax common stock, valued at $16.9 million, based on the closing price of Dyax common stock on February 23, 2007. Dyax now owns all of the assets of the joint venture, including worldwide rights to develop and commercialize DX-88.

In August 2006, we amended our $7.0 million secured promissory note receivable from Dyax to extend the maturity date from May 2007 to May 2010, eliminate the existing financial covenants and replace the original collateral on the note with a letter of credit from a major bank for $7.2 million.

In August 2007, we received cash payments totaling $7.8 million from Dyax to settle the secured promissory note receivable from Dyax.

Strategic Alliance with Isis

On January 7, 2008, we entered into a strategic alliance with Isis, whereby we obtained an exclusive license to develop and commercialize mipomersen, a lipid-lowering drug targeting apolipoprotein B-100, for the treatment of FH, an inherited disorder that causes exceptionally high levels of LDL-cholesterol. In February 2008, we paid Isis $150.0 million to purchase five million shares of Isis common stock for $30 per share. We are working with Isis to finalize the contracts under which we will develop and commercialize mipomersen.

NOTE J. EQUITY METHOD INVESTMENTS

Our equity method investments are included in other noncurrent assets in our consolidated balance sheets and totaled $45.8 million at December 31, 2007 and $34.4 million at December 31, 2006.

The following tables describe:

- our portion of the net income (loss) of each equity method investment for the periods presented, which we have recorded as income (charges) to equity in income (loss) of equity method investments in our consolidated statements of operations; and

NOTE J. EQUITY METHOD INVESTMENTS (Continued)

- total net income (loss) of each equity method investment for the periods presented.

Equity Method Investment	Our Portion of the Net Income (Loss) of Our Equity Method Investments			Total Income (Loss) of Our Equity Method Investments		
	2007	2006	2005	2007	2006	2005
	(Amounts in millions)			(Amounts in millions)		
BioMarin/Genzyme LLC	$ 30.1	$18.5	$ 7.1	$ 60.2	$ 37.1	$ 14.0
Bioenvision, Inc.(1)	(21.1)	—	—	(9.6)	—	—
MG Biotherapeutics LLC	(0.9)	(1.8)	(4.0)	(1.7)	(3.6)	(7.9)
Other	(0.7)	(1.0)	(2.9)	(7.7)	(13.6)	(22.3)
Totals	$ 7.4	$15.7	$ 0.2	$ 41.2	$ 19.9	$(16.2)

(1) For the period from July 10, 2007 through October 22, 2007, we accounted for our initial investment in Bioenvision Common Stock under the equity method of accounting. We completed the acquisition of Bioenvision effective October 23, 2007.

Condensed financial information for our equity method investees, excluding Bioenvision, is summarized below in aggregate:

	For the Years Ended December 31,		
	2007	2006	2005
	(Amounts in thousands)		
Revenue	$124,203	$ 97,060	$ 76,698
Gross profit	97,092	72,642	52,185
Operating expenses	(46,656)	(53,931)	(62,361)
Net income (loss)	50,866	19,865	(16,251)

	December 31,	
	2007	2006
	(Amounts in thousands)	
Current assets	$109,936	$96,727
Noncurrent assets	1,098	2,297
Current liabilities	15,359	16,245
Noncurrent liabilities	4,168	7,878

BioMarin/Genzyme LLC

Effective January 1, 2008, we restructured the relationship regarding the manufacturing and commercialization of Aldurazyme by entering into several new agreements. BioMarin/Genzyme LLC will no longer engage in commercial activities related to Aldurazyme and will solely:

- hold the intellectual property relating to Aldurazyme and other collaboration products; and
- engage in research and development activities that are mutually selected and funded by BioMarin and us, the costs of which will be shared equally.

Under the restructured relationship, BioMarin/Genzyme LLC will license all intellectual property relating to Aldurazyme and other collaboration products on a royalty-free basis to BioMarin and us.

NOTE J. EQUITY METHOD INVESTMENTS (Continued)

BioMarin will hold the manufacturing rights and we will hold the global marketing rights. We will pay BioMarin a tiered payment ranging from 39.5% to 50% of worldwide net product sales of Aldurazyme.

Our portion of the net income of BioMarin/Genzyme LLC is included in equity in income of equity method investments in our consolidated statements of operations.

NOTE K. ACCRUED EXPENSES

	December 31,	
	2007	2006
	(Amounts in thousands)	
Compensation	$204,912	$169,350
Rebates	90,437	62,166
Bank overdraft	19,262	25,172
Other	331,034	220,754
Total	$645,645	$477,442

NOTE L. LONG-TERM DEBT AND LEASES

Long-Term Debt, Capital Lease Obligations and Convertible Debt

Our long-term debt, capital lease obligations and convertible debt consist of the following (amounts in thousands):

	December 31,	
	2007	2006
1.25% convertible senior notes due December 2023	$ 690,000	$690,000
Revolving credit facility maturing in December 2006	—	—
Revolving credit facility maturing in July 2011	—	—
Notes payable	7,952	8,958
Capital lease obligations	112,421	117,071
Long-term debt, capital lease obligations and convertible debt, including current portion	810,373	816,029
Less current portion	(696,625)	(6,226)
Noncurrent portion	$ 113,748	$809,803

Over the next five years and thereafter, we will be required to repay the following principal amounts of our long-term debt (excluding capital leases) (amounts in millions):

2008	2009	2010	2011	2012	After 2012
$691.0	$1.1	$1.1	$1.1	$1.2	$2.5

1.25% Convertible Senior Notes

On December 9, 2003, we completed the private placement of $690.0 million in principal of 1.25% convertible senior notes due December 1, 2023. After deducting offering costs of $17.0 million, net proceeds from the offering were approximately $673.0 million. We pay interest on these notes on June 1st and December 1st each year.

NOTE L. LONG-TERM DEBT AND LEASES (Continued)

The notes are convertible into shares of Genzyme Stock at an initial conversion rate, subject to adjustment, of 14.0366 shares per $1,000 principal amount of notes (representing an initial conversion price of approximately $71.24 per share) in the following circumstances:

- if the closing sale price of Genzyme Stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the trading day immediately preceding the day the notes are surrendered for conversion exceeds 120% of the conversion price in effect on that 30th trading day;
- during the five consecutive trading day period immediately following any 10 consecutive trading day period (the "Note Measurement Period"), if the trading price per $1,000 principal amount of notes on each trading day during the Note Measurement Period was less than 95% of the conversion value of the notes on such trading day, unless the notes are surrendered after December 1, 2018 and the closing sale price of Genzyme Stock on the trading day immediately preceding the day the notes are surrendered is greater than 100% but equal to or less than 120% of the conversion price then in effect;
- if certain specified corporate transactions have occurred, as provided in the indenture and terms of the note; or
- if we redeem the notes. We have the right to redeem the notes for cash, in whole or in part, at our sole option on and after December 1, 2008.

Furthermore, on each of December 1, 2008, December 1, 2013 and December 1, 2018, holders of the notes may require us to purchase all or a portion of their notes at a purchase price equal to 100% of the principal amount of notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. As a result, we have included the $690.0 million in principal outstanding under the notes as a component of current portion of long-term debt and capital lease obligations in our consolidated balance sheets as of December 31, 2007. We may pay the purchase price, solely at our option, in cash, shares of Genzyme Stock or a combination of cash and shares of Genzyme Stock, provided that we pay any accrued and unpaid interest in cash. The shares of Genzyme Stock will be valued at 100% of the average closing sale price of Genzyme Stock for the 10 trading days immediately preceding, and including, the third business day immediately preceding the purchase date.

Interest expense related to these notes was $11.9 million in each of 2007, 2006 and 2005. These amounts include $3.2 million in each year for amortization of debt offering costs. The fair value of these notes was $810.4 million at December 31, 2007 and $716.8 million at December 31, 2006.

Revolving Credit Facility

In December 2003, we entered into our 2003 revolving credit facility. On July 14, 2006, we terminated our 2003 revolving credit facility and replaced it with our 2006 revolving credit facility. The proceeds of loans under our 2006 revolving credit facility can be used to finance working capital needs and for general corporate purposes. Our 2006 revolving credit facility may be increased at any time by up to an additional $350.0 million in the aggregate, as long as no default or event of default has occurred or is continuing and certain other customary conditions are satisfied. Borrowings under our 2006 revolving credit facility will bear interest at various rates depending on the type of loan. We are required to pay a facility fee of between 7 to 20 basis points based on the aggregate commitments

NOTE L. LONG-TERM DEBT AND LEASES (Continued)

under our 2006 revolving credit facility, and in certain circumstances a utilization fee of 10 basis points as follows:

- revolving loans denominated in U.S. dollars or a foreign currency (other than Euros) bear interest at a variable rate equal to LIBOR for loans in U.S. dollars and a comparable index rate for foreign currency loans, plus an applicable margin;

As of December 31, 2007, no amounts were outstanding under our 2006 revolving credit facility. The terms of our 2006 revolving credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. As of December 31, 2007 we were in compliance with these covenants.

Notes Payable

We assumed a $10.0 million note payable in July 2005 in connection with our acquisition of Equal Diagnostics. This note bears interest at 3.86% and is payable to three former shareholders of Equal Diagnostics over eight years in equal annual installments of $1.3 million.

Capital Leases

We have non-cancelable capital lease obligations related to certain machinery and equipment, administrative offices and our corporate headquarters.

Our capital lease obligation related to our corporate headquarters in Cambridge, Massachusetts requires us to make monthly payments of $1.3 million, which will be adjusted to $1.6 million in August 2013. We have recorded the value of the building and related obligations of $131.0 million in our consolidated balance sheets. The term of the lease is fifteen years and may be extended at our option for two successive ten-year periods.

Over the next five years and thereafter, we will be required to pay the following amounts under our non-cancelable capital leases (amounts in millions):

2008	$ 15.5
2009	15.5
2010	15.4
2011	15.4
2012	15.5
Thereafter	103.1
Total lease payments	180.4
Less: interest	(68.0)
Total principal payments	112.4
Less current portion	(5.4)
Total	$107.0

NOTE L. LONG-TERM DEBT AND LEASES (Continued)

Operating Leases

We lease facilities and personal property under non-cancelable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

For the Years Ended December 31,		
2007	2006	2005
$74.3	$60.9	$49.5

Over the next five years and thereafter, we will be required to pay the following amounts under non-cancelable operating leases (amounts in millions):

2008	2009	2010	2011	2012	After 2012	Total
$57.6	$45.9	$34.9	$27.6	$22.9	$113.4	$302.3

NOTE M. STOCKHOLDERS' EQUITY

Preferred Stock

	At December 31, 2007			At December 31, 2006		
Series	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	3,000,000	—	—	3,000,000	—	—
Undesignated	7,000,000	—	—	7,000,000	—	—
	10,000,000	—	—	10,000,000	—	—

Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

Common Stock

The following table describes the number of authorized and outstanding shares of our common stock at December 31, 2007 and 2006:

		Outstanding at December 31,	
Series	Authorized	2007	2006
Genzyme Stock, $0.01 par value	690,000,000	266,008,500	263,026,163

Stock Rights

Under our shareholder rights plan, each outstanding share of Genzyme Stock also represents one preferred stock purchase right. When the stock purchase rights become exercisable, the holders of Genzyme Stock will be entitled to purchase one two-hundredth of a newly issued share of Series A Preferred Stock, $0.01 par value per share, for $150.00.

NOTE M. STOCKHOLDERS' EQUITY (Continued)

Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share, but will be entitled to an aggregate dividend of 100 times the cash dividend declared per share of Genzyme Stock. Each share of Series A Preferred Stock will have 100 votes and will vote together with Genzyme Stock. In the event of any merger, consolidation or other transaction in which Genzyme Stock is exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Genzyme Stock.

A stock purchase right becomes exercisable either:

- ten days after our board of directors announces that a third party has become the owner of 15% or more of the total voting power of our outstanding common stock combined; or
- ten business days after a third party announces or initiates a tender or exchange offer that would result in that party owning 15% or more of the total voting power of our outstanding common stock combined.

In either case, the board of directors can extend the ten-day delay. These stock purchase rights expire in March 2009.

Directors' Deferred Compensation Plan

Each member of our board of directors who is not also one of our employees may defer receipt of all or a portion of the cash compensation payable to him or her as a director and receive either cash or stock in the future. Under this plan, the director may defer his or her compensation until his or her services as a director cease or until another date specified by the director.

Under a deferral agreement, a participant indicates the percentage of deferred compensation to allocate to cash and stock, upon which a cash deferral account and a stock deferral account are established. The cash account bears interest at the rate paid on 90-day Treasury bills with interest accruing quarterly. The stock account is for amounts invested in hypothetical shares of Genzyme Stock. These amounts are converted into hypothetical shares quarterly at the average closing price of Genzyme Stock for all trading days during the quarter.

Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, in a year elected by the participant. As of December 31, 2007, four of the seven eligible directors had established accounts under this plan, and three of these four directors are currently deferring their compensation. We have reserved 105,962 shares of Genzyme Stock to cover distributions credited to stock accounts under the plan. We had not made any stock distributions under this plan as of December 31, 2007. As of December 31, 2007, we have made cash distributions totaling $69,492 to one director under the terms of his deferral agreement.

Stock-Based Compensation

Equity Plans

The purpose of each of our equity plans is to attract, retain and motivate our key employees, consultants and directors. Awards granted under these plans can be either incentive stock options (ISO), nonstatutory stock options (NSO), or RSU's, as specified in the individual plans. Shares issued as a result of stock option exercises are funded through the issuance of new shares. In May 2007,

NOTE M. STOCKHOLDERS' EQUITY (Continued)

shareholders approved a new 2007 Director Equity Plan, which allows for the granting of stock options, and RSUs. In May 2006, shareholders approved amendments to the 2004 Equity Incentive Plan that allow for the granting of restricted stock and RSUs in addition to stock options. The following table contains information about our equity plans:

			As of December 31, 2007		
Plan Name	Group Eligible	Type of Award Granted	Awards Reserved for Issuance	Awards Outstanding	Awards Available for Grant
2004 Equity Incentive Plan(1)	All key employees and consultants	ISO/NSO/RSU	35,068,397	26,470,290	8,598,107
2001 Equity Incentive Plan(1)	All key employees and consultants	ISO/NSO	8,956,311	8,775,989	180,322
2007 Director Equity Plan(2)	Non-employee board members	NSO	901,291	643,916	257,375
Assumed Options(3)			192,634	192,634	—
			45,118,633	36,082,829	9,035,804

(1) The exercise price of option grants may not be less than the fair market value at the date of grant. Option grants have a maximum term of ten years. The compensation committee of our board of directors, or its delegates as applicable, determines the terms and conditions of each option grant, including who, among eligible persons, will receive option grants, the form of payment of the exercise price, the number of shares granted, the vesting schedule and the terms of exercise. In 2007, we began granting RSUs as part of our general grant of awards to employees.

(2) Options are automatically granted on the date of our annual shareholders meeting or at a director's initial appointment to the board, have an exercise price equal to the fair market value of Genzyme Stock on the date of grant, expire ten years after the initial grant date and vest on the date of the next annual shareholders meeting following the date of grant. As of December 31, 2007, no restricted stock or RSUs have been issued under the plan.

(3) Consists of options we assumed through our acquisitions.

In 2007 and 2006, we accounted for options granted to our employees and directors under the fair value method of accounting using the Black-Scholes valuation model to measure stock option expense at the date of grant. All stock option grants have an exercise price equal to the fair market value of Genzyme Stock on the date of grant and generally have a 10-year term and vest in increments, generally over four years from the date of grant, although we may grant options with different vesting terms from time to time. Upon termination of employment other than by death, disability or change of control, unvested options are cancelled, and any unexercised vested options will expire three months after the employee's termination date. Excluding our directors who are not employees, when an employee meets a retirement eligibility age of 60 with at least five years of service, upon termination (except for cause) the employee's options automatically become fully vested and will expire three years after the employee's termination date or on the original expiration date set at the time the options were granted, whichever is earlier. When a director leaves the board, unvested options are cancelled and any unexercised vested options will expire at the end of their term. We recognize stock-based compensation expense for each grant on a straight-line basis over the employee's or director's requisite service period, generally the vesting period of the award. Additionally, stock-based compensation expense related to stock options includes an estimate for pre-vesting forfeitures. Effective January 1, 2006, in connection with our adoption of FAS 123R, we recognize stock-based compensation expense immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting

NOTE M. STOCKHOLDERS' EQUITY (Continued)

period. For stock-based compensation expense recognition purposes only, grants to retirement eligible employees prior to January 1, 2006 are not subject to accelerated vesting and expense is recognized over the nominal vesting period.

We award time-vested RSUs to employees that generally vest no sooner than one-third per year over three years on the anniversary of the date of grant, or upon the third anniversary of the date of grant, provided the employee remains continuously employed with us. Shares of Genzyme Stock will be delivered to the employee upon vesting, subject to payment of applicable withholding taxes. Time-vested RSUs awarded to our directors for service on our board of directors vest on the first anniversary of the date of grant, provided that the director continues to serve on our board of directors through the vesting date. Shares of Genzyme Stock will be delivered to the director upon vesting. The fair value of all time-vested RSUs is based on the market value of Genzyme Stock on the date of grant. We recognize compensation expense for our RSUs, including the effect of forfeitures, over the applicable service period.

ESPP

Our 1999 ESPP allows employees to purchase our stock at a discount. Under this plan, the purchase price per share of Genzyme Stock is 85% of the lower of the fair market value of Genzyme Stock at the beginning of an enrollment period or on the purchase date. Employees working at least 20 hours per week may elect to participate in our ESPP during specified open enrollment periods, which occur twice each year shortly before the start of each new enrollment period. New enrollment periods begin on the first trading day of January and July and each enrollment period lasts two years. Employee contributions for each enrollment period are automatically used to purchase stock on behalf of each participating employee on eight pre-determined purchase dates during the two-year enrollment period, which occur once every three months, in January, April, July and October. We place limitations on the total number of shares of stock that employees can purchase under the plan in a given year. As of December 31, 2007, 7,329,391 shares of Genzyme Stock were authorized for purchase under the ESPP, of which 1,445,791 remain available.

NOTE M. STOCKHOLDERS' EQUITY (Continued)

Adoption of FAS 123R

As a result of adopting FAS 123R, for the years ended December 31, 2007 and 2006, we recorded pre-tax stock-based compensation expense, net of estimated forfeitures, which were allocated based on the functional cost center of each employee as follows (amounts in thousands, except per share amounts):

	2007	2006
Pre-tax stock-based compensation expense, net of estimated forfeitures(1):		
Cost of products and services sold	$ (25,677)	$ (21,430)
Selling, general and administrative	(106,172)	(121,822)
Research and development	(58,101)	(65,248)
Total	(189,950)	(208,500)
Less: tax benefit of stock options	58,148	66,331
Stock-based compensation expense, net of tax	$(131,802)	$(142,169)
Per basic and diluted share	$ (0.50)	$ (0.54)

(1) We capitalized $13.5 million in 2007 and $15.1 million in 2006 of stock-based compensation expense to inventory, all of which is attributable to participating employees that support our manufacturing operations. We amortize stock-based compensation expense capitalized to inventory based on inventory turns.

At December 31, 2007, there was $255.0 million of pre-tax stock-based compensation expense, net of estimated forfeitures, related to unvested awards not yet recognized which is expected to be recognized over a weighted average period of 2.1 years.

Pro Forma Information for the Period Prior to Adoption of FAS 123R

Prior to the adoption of FAS 123R, we accounted for stock options granted to employees in accordance with APB 25 and provided the disclosures required under FAS 123 only in the notes to our financial statements. As a result, no stock-based compensation expense related to our ESPP or stock options was reflected in our net income for the year ended December 31, 2005 since all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

NOTE M. STOCKHOLDERS' EQUITY (Continued)

The following table sets forth our historical disclosure of pro forma net income and net income per share data for the year ended December 31, 2005, as if compensation expense for our stock-based compensation plans was determined in accordance with FAS 123 based on the individual grant date fair value of the awards (amounts in thousands, except per share amounts):

	For the Year Ended December 31, 2005
Net income(1):	
As reported	$ 441,489
Add: employee stock-based compensation included in as reported, net of tax	280
Deduct: pro forma employee stock-based compensation expense, net of tax	(112,808)
Pro forma net income	$ 328,961
Net income per share:	
Basic:	
As reported	$ 1.73
Pro forma	$ 1.29
Diluted:	
As reported	$ 1.65
Pro forma	$ 1.24

(1) Under FAS 123 we did not capitalize any stock-based compensation expenses to inventory.

Valuation Assumptions for Stock Option Plans and ESPP

The employee stock-based compensation expense recognized under FAS 123R and presented in the pro forma disclosure required under FAS 123 was determined using the Black-Scholes option valuation model. Option valuation models require the input of subjective assumptions and these assumptions can vary over time. The weighted average assumptions used are as follows:

	For the Years Ended December 31,		
	2007	2006	2005
Risk-free interest rate	4%	5%	4%
Dividend yield	0%	0%	0%
Expected option life (in years)—directors	7	7	5
Expected option life (in years)—officers	6	6	5
Expected option life (in years)—all other employees	4	4	5
Volatility-stock options	28%	39%	46%
Volatility-ESPP	23%	27%	28%

NOTE M. STOCKHOLDERS' EQUITY (Continued)

The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant. The dividend yield percentage is zero because we do not currently pay dividends nor intend to do so during the expected option life. We used historical data from exercises of our stock options and other factors to estimate the expected option life (in years), or term, of the share-based payments granted. We determined the volatility rate for our stock options based on the expected term of the equity award granted. We determine separate volatility rates for each enrollment under our ESPP based on the period from the commencement date of each enrollment to each applicable purchase date. Stock option expense in future periods will be based upon the Black-Scholes values determined at the date of each grant or the date of each purchase under our ESPP.

Stock Option Plan Activity

The following table contains information regarding our stock option activity for the years ended December 31, 2006 and 2007:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	32,345,317	$47.71		
Granted	7,821,546	59.16		
Exercised	(2,976,739)	39.57		
Forfeited and cancelled	(866,861)	63.32		
Outstanding at December 31, 2006	36,323,263	50.48		
Granted	4,846,138	62.48		
Exercised	(5,615,041)	43.22		
Forfeited and cancelled	(783,388)	68.20		
Outstanding at December 31, 2007	34,770,972	$52.94	6.41	$778,857,052
Vested and expected to vest at December 31, 2007	34,191,622	$52.82	6.38	$770,388,303
Exercisable at December 31, 2007	22,740,931	$49.31	5.42	$602,139,069

The following table contains information regarding the pre-tax intrinsic value of our stock options, the estimated fair value of shares vested and the weighted average grant date fair value per share of stock granted under our stock option plans for the periods presented (amounts in thousands, except per share amounts):

	For the Years Ended December 31,		
	2007	2006	2005
Pre-tax intrinsic value of options exercised	$153,772	$81,928	$296,949
Weighted average grant date fair value per share of stock granted under our stock option plans	$ 19.39	$ 25.01	$ 29.73

NOTE M. STOCKHOLDERS' EQUITY (Continued)

For the year ended December 31, 2007, we:

- received a total of $285.8 million of cash proceeds and recognized $51.0 million of tax benefits from the issuance of stock under our stock option plans and ESPP; and
- classified $13.6 million of excess tax benefits from stock-based compensation as a financing cash inflow in our consolidated statements of cash flows.

Time-Vested RSU Activity

We granted RSUs for the first time in connection with our 2007 general grant to employees. The following table contains information regarding our time-vested RSUs for the year ended December 31, 2007 (shares are in thousands):

	Shares Under Award	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	—			
Granted	1,348,003	$62.16		
Released and issued	—	—		
Forfeited and cancelled	(36,146)	$62.16		
Outstanding at December 31, 2007	1,311,857	$62.16	2.39	$ 97,654,635
Vested and expected to vest at December 31, 2007	1,238,805	$62.16	2.39	92,216,670
Issued at December 31, 2007	—			

ESPP Activity

The following table contains information regarding our ESPP activity for the years ended December 31, 2006 and 2007:

Shares available and issued:	
Available for purchase as of December 31, 2005	1,712,481
Shares purchased by employees	(898,756)
Available for purchase as of December 31, 2006	813,725
Additional shares authorized	1,500,000
Shares purchased by employees	(867,934)
Available for purchase as of December 31, 2007	1,445,791

Notes Receivable from Stockholders

In connection with our acquisition of Biomatrix, we assumed notes receivable from certain former employees, directors and consultants of Biomatrix. The notes are full-recourse promissory notes that accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007

NOTE M. STOCKHOLDERS' EQUITY (Continued)

through September 2009, at which point the outstanding principal and accrued interest for each note will become payable. As of December 31, 2007, there is a total of $15.7 million outstanding for these notes, including $10.2 million of principal and $5.5 million of accrued interest, which we recorded in stockholders' equity because the notes were originally received in exchange for the issuance of stock. The amount due in 2007 of $0.4 million and the amount that became due in January 2008 of $1.1 million, both of which include interest, were not repaid, however, we are pursuing collection of these notes and the notes will continue to accrue interest until the outstanding principal and accrued interest are repaid. In the first half of 2008, an additional $8.3 million in principal will become due and payable with interest.

NOTE N. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We periodically become subject to legal proceedings and claims arising in connection with our business.

Through June 30, 2003, we had three outstanding series of common stock, which we referred to as tracking stocks; Genzyme General Stock (which we now refer to as Genzyme Stock), Biosurgery Stock and Molecular Oncology Stock. In 2003, four lawsuits were filed against us regarding the exchange of all of the outstanding shares of Biosurgery Stock for shares of Genzyme Stock in connection with the elimination of our tracking stocks in July 2003. Each of the lawsuits was a purported class action on behalf of holders of Biosurgery Stock. Three cases were filed in Massachusetts state court, and one case was filed in the United States District Court for the Southern District of New York, which we refer to as the U.S. District Court. On June 4, 2007, the Massachusetts Supreme Judicial Court reversed an order of the Massachusetts Appeals Court and affirmed dismissal of the first of the state court actions. The remaining two state court actions remained stayed while the action filed in the U.S. District Court progressed. In that action, the U.S. District Court had denied our motion to dismiss the successive amended complaints and granted plaintiffs' motion to certify a class. On August 6, 2007, we reached an agreement in principle with counsel for the plaintiff class to settle and dismiss that case for $64.0 million. The U.S. District Court entered an order approving the settlement on December 30, 2007. Because the members of the class in the New York action released all claims, the settlement and its approval, as a practical matter, resolved the two remaining actions in Massachusetts state court. Those two cases have been dismissed. As a result, we recorded a liability for the settlement payment of $64.0 million as a charge to SG&A in our consolidated statement of operations in June 2007, which we subsequently paid in August 2007. We have submitted claims to our insurers for reimbursement of portions of the expenses incurred in connection with these cases; the insurer has purported to deny coverage and therefore, we have not recorded a receivable for any potential recovery from our insurer. We intend to vigorously pursue our rights with respect to insurance coverage and to the extent we are successful, we will record the recovery in our consolidated statements of operations.

We periodically become subject to legal proceedings and claims arising in connection with our business. We believe we have meritorious arguments in our current litigation matters and our view as of this report is that any outcome, either individually or in the aggregate, is not expected to be material to our financial position or results of operations.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE O. INCOME TAXES

Our income (loss) before income taxes and the related income tax provision (benefit) are as follows:

	For the Years Ended December 31,		
	2007	2006	2005
	(Amounts in thousands)		
Income (loss) before income taxes:			
Domestic	$ 753,987	$ 4,158	$558,434
Foreign	(18,313)	(56,836)	70,485
Total	$ 735,674	$ (52,678)	$628,919
Currently payable:			
Federal	$ 313,136	$ 119,037	$105,542
State	19,498	27,194	33,804
Foreign	28,986	97,684	32,784
Total	361,620	243,915	172,130
Deferred:			
Federal	(75,931)	(219,383)	32,591
State	(10,311)	(29,048)	(19,282)
Foreign	(19,897)	(31,365)	1,991
Total	(106,139)	(279,796)	15,300
Provision for (benefit from) income taxes	$ 255,481	$ (35,881)	$187,430

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,		
	2007	2006	2005
Tax provision at U.S. statutory rate	35.0%	(35.0)%	35.0%
State taxes, net	0.7	(1.7)	1.6
Export sales benefits	—	(37.2)	(2.8)
Domestic manufacturing deduction	(0.5)	(15.5)	(1.2)
Goodwill impairment	—	19.6	—
Legal settlements	3.0	—	—
Audit settlements	0.5	(62.9)	—
Stock compensation	1.3	15.8	—
Tax credits	(3.5)	(30.5)	(4.1)
Foreign rate differential	(2.1)	76.0	0.1
Other	0.3	3.3	1.2
Effective tax rate	34.7%	(68.1)%	29.8%

NOTE O. INCOME TAXES (Continued)

Our effective tax rate for 2007 was impacted by:

- the charge for IPR&D of $106.4 million recorded in October 2007 in connection with our acquisition of Bioenvision, of which $100.3 million was deductible and taxed at rates other than the U.S. statutory income tax rate and $6.1 million was non-deductible;
- non-deductible stock compensation expense of $32.0 million; and
- a non-deductible charge of $64.0 million for the settlement of the Biosurgery tracking stock suit in August 2007.

Our effective tax rates for 2006 and 2005 were impacted by:

- the deductible charge for IPR&D of $552.9 million recorded in November 2006 in connection with our acquisition of AnorMED, of which $195.7 million was taxed at rates other than the U.S. statutory tax rate;
- non-deductible stock compensation expense in 2006 of $33.2 million; and
- a charge for impaired goodwill of $219.2 million recorded in September 2006, of which $29.5 million was not deductible for tax purposes;
- the settlement of the 1996 to 1999 IRS audit and various state and foreign income tax audits. We recorded a $33.2 million tax benefit to our income tax provision primarily related to export sales benefits, tax credits and deductible intangibles from a prior period acquisition. In conjunction with those settlements, we reduced our tax reserves by approximately $13.1 million and recorded current and deferred tax benefits for the remaining portion of the settlement amounts; and
- the non-deductible IPR&D charges of $22.2 million, of which $9.5 million was recorded in the first quarter of 2005 in connection with the acquisition of Verigen and $12.7 million was recorded in the third quarter of 2005 in connection with the acquisition of Bone Care.

In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $735.7 million in 2007, $(52.7) million in 2006, and $628.9 million in 2005.

Effective January 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for income tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on the derecognition of previously recognized deferred tax items, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

As of December 31, 2007, we had approximately $41.8 million of total gross unrecognized tax benefits, of which approximately $32.0 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect our effective income tax rate in future periods. Management has concluded that it is not reasonably possible that the total amounts of unrecognized tax benefits will

NOTE O. INCOME TAXES (Continued)

significantly increase or decrease within 12 months of the reporting date. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (amounts in thousands):

Balance as of January 1, 2007	$36,515
Additions to tax provisions related to the current year	9,634
Additions to tax provisions related to prior years	829
Reduction for tax provisions of prior years	(5,155)
Balance as of December 31, 2007	$41,823

We continue to recognize interest and penalties related to unrecognized tax benefits, which are not significant, within our provision for income taxes.

The components of net deferred tax assets (liabilities) are described in the following table:

	December 31,	
	2007	2006
	(Amounts in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 29,716	$ 22,772
Tax credits	15,071	14,770
Inventory	66,868	76,004
Depreciable assets	2,834	10,154
Stock compensation	103,709	65,459
Reserves, accruals and other	111,083	43,759
Total deferred tax assets	329,281	232,918
Deferred tax liabilities:		
Realized and unrealized capital gains	(6,292)	(914)
Intangible assets	(62,984)	(105,988)
Net deferred tax assets	$260,005	$ 126,016

Our ability to realize the benefit of the net deferred tax assets is dependent on our generating sufficient taxable income. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2007, we had for U.S. income tax purposes, net operating loss carryforwards of $6.2 million and tax credit carryforwards of $3.1 million. The net operating loss carryforwards expire between 2009 and 2014 and the tax credits begin expiring after 2015. Ownership changes, as defined under Internal Revenue Code, may have limited the amount of net operating loss carryforwards which may be utilized annually to offset future taxable income. We had foreign net operating loss carryforwards of $90.3 million as of December 31, 2007, which begin expiring after 2013.

We are currently under IRS audit for tax years 2004 to 2005. We believe that we have provided sufficiently for all audit exposures. Favorable settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in a reduction of future tax

NOTE O. INCOME TAXES (Continued)

provisions. Any such benefit would be recorded upon final resolution of the audit or expiration of the applicable statute of limitations.

NOTE P. BENEFIT PLANS

Defined Contribution Plans

We have four defined contribution plans:

- the Genzyme Corporation 401(k) Plan, which we refer to as the 401(k) Plan;
- the Genzyme Surgical Products Corporation Savings and Investment Plan, which we refer to as the GSP Plan;
- the SangStat Medical Corporation 401(k) Plan, which we refer to as the SangStat Plan; and
- the Biomatrix, Inc. Retirement Plan, which we refer to as the Biomatrix Plan.

The 401(k) Plan was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees. Employees of Genzyme Corporation as well as our wholly-owned subsidiaries in the United States are eligible to participate in the 401(k) Plan. For 2007, eligible employees could elect, through salary reduction agreements, to have up to 18% or a maximum of $15,500 of their eligible compensation contributed on a pre-tax basis to the 401(k) Plan. We made bi-weekly matching contributions to the 401(k) Plan equal to:

- 100% of the elective contributions made to the 401(k) Plan by each participant to the extent that such elective contributions do not exceed 4% of the participant's eligible compensation for such pay period; and
- 50% of the amount of elective contributions made to the 401(k) Plan by the participant to the extent such elective contributions exceed 4% but do not exceed 6% of the participant's eligible compensation for such pay period.

SG&A includes the following charges related to the 401(k) Plan, representing our matching contributions incurred in each year:

- $25.0 million in 2007;
- $23.9 million in 2006; and
- $16.0 million in 2005.

Effective December 31, 2000, the GSP Plan and the Biomatrix Plan were frozen and the participants in these plans became eligible to participate in the 401(k) Plan.

In September 2003, in connection with the acquisition of SangStat, we terminated the SangStat Plan. In November 2004, we received approval for the termination from the IRS, at which time all participants in the SangStat Plan became fully vested in their account balances and had the option of receiving a distribution, less applicable taxes and penalties, or transferring their balance to another qualified fund. As of December 31, 2007, the SangStat Plan had not been fully liquidated.

NOTE P. BENEFIT PLANS (Continued)

Defined Benefit Plans

We have defined benefit pension plans for certain employees in countries outside the U.S. and a defined benefit post-retirement plan for one of our U.S. subsidiaries, which has been frozen since 1995 and is not significant. These plans are funded in accordance with requirements of the appropriate regulatory bodies governing each plan.

The following table sets forth the funded status and the amounts recognized for our defined benefit pension plans outside the U.S. (amounts in thousands):

	December 31,	
	2007	2006
Change in benefit obligation:		
Projected benefit obligation, beginning of year	$ 95,385	$ 64,785
Service cost	6,436	4,751
Interest cost	5,064	3,487
Plan participants' contributions	1,798	1,417
Actuarial (gain) loss	(11,713)	12,037
Foreign currency exchange rate changes	2,395	10,265
Benefits paid	(1,757)	(1,357)
Projected benefit obligation, end of year	$ 97,608	$ 95,385
Change in plan assets:		
Fair value of plan assets, beginning of year	$ 63,603	$ 46,752
Return on plan assets	3,421	6,269
Employer contribution	3,920	3,302
Plan participants' contributions	1,798	1,416
Foreign currency exchange rate changes	1,082	7,097
Benefits paid	(1,437)	(1,233)
Fair value of plan assets, end of year	$ 72,387	$ 63,603
Funded status at end of year	$(25,221)	$(31,782)

Amounts recognized in our consolidated balance sheets consist of (amounts in thousands):

	December 31,	
	2007	2006
Noncurrent assets	$ —	$ —
Accrued expenses	(1,343)	(1,297)
Other noncurrent liabilities	(23,878)	(30,485)
Net amount recognized	$(25,221)	$(31,782)

NOTE P. BENEFIT PLANS (Continued)

The incremental effect of applying FAS 158 on individual line items in our consolidated balance sheets as of December 31, 2006, was as follows (amounts in thousands):

	December 31, 2006		
	Before Application of FAS 158	FAS 158 Adjustments	After Application of FAS 158
Accrued expenses	$ 476,145	$ 1,297	$ 477,442
Deferred tax liabilities	14,730	(3,821)	10,909
Other noncurrent liabilities	40,332	11,319	51,651
Total liabilities	1,521,682	8,795	1,530,477
Accumulated other comprehensive income	263,000	(8,795)	254,205
Total stockholders' equity	5,669,506	(8,795)	5,660,711
Total liabilities and stockholders' equity	$7,191,188	—	$7,191,188

Amounts recognized in other comprehensive income (loss) consist of (amounts in thousands):

	December 31,	
	2007	2006
Additional minimum pension liability, net of tax	$ 1,056	$(8,564)

The amounts recognized in accumulated other comprehensive income (loss) for net actuarial gains and losses, prior service costs and transition obligations were not significant for the years ended December 31, 2007, 2006 or 2005. The estimated amounts that will be amortized from accumulated other comprehensive income (loss) at December 31, 2007 into net pre-tax periodic pension costs in 2008 is also not significant.

We recognized the underfunded status of our defined benefit pension plans in our consolidated balance sheets as of December 31, 2006, including $12.6 million of additional minimum pension liabilities and $3.8 million of related deferred tax assets offset by an $8.8 million charge, net of tax, to accumulated other comprehensive income in stockholders' equity.

The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31,	
	2007	2006
Weighted average assumptions:		
Discount rate	5.79%	5.07%
Rate of compensation increase	4.81%	4.42%

For the year ended December 31, 2007, the discount rate used to determine the benefit obligations for our plans was based on highly rated long-term bond indices and yield curves that match the duration of each plan's benefit obligations. The bond indices and yield curve analyses include only bonds rated Aa or higher from reputable rating agencies. The discount rate represents the average of the discount rates for each plan weighted by plan liabilities as of December 31, 2007. The discount rate reflects the rate at which the pension benefits could be effectively settled.

NOTE P. BENEFIT PLANS (Continued)

The weighted average assumptions used to determine the net pension expense are shown below:

	December 31,		
	2007	2006	2005
Weighted average assumptions:			
Discount rate	5.12%	4.73%	5.23%
Rate of return on assets	7.67%	7.47%	7.32%
Rate of compensation increase	4.44%	3.93%	3.92%

The components of net pension expense are as follows (amounts in thousands):

	December 31,		
	2007	2006	2005
Service cost	$ 6,436	$ 4,751	$ 2,983
Interest cost	5,063	3,488	2,761
Expected return on plan assets	(3,411)	(6,269)	(8,149)
Amortization and deferral of actuarial loss	(456)	3,334	5,793
Net pension expense	$ 7,632	$ 5,304	$ 3,388

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

	December 31,	
	2007	2006
Projected benefit obligation	$97,608	$95,385
Accumulated benefit obligation	86,635	82,762
Fair value of plan assets	72,387	63,603

At December 31, 2007 and 2006, plan assets for our foreign defined pension benefit plans consist primarily of the assets of our U.K. Pension Plan. Defined pension benefit plan assets for our other foreign subsidiaries as of December 31, 2007 and 2006 were not significant.

The investment objective of our U.K. Pension Plan is to maximize the overall return from investment income and capital appreciation without resorting to a high risk investment strategy. The plan has no employer-related investments. Our U.K. Pension Plan retains professional investment managers that invest plan assets primarily in equity securities, bonds, property, and cash and other investments, which is consistent with the plan's liability profile. The weighted average asset allocations for our U.K. Pension Plan are as follows:

	December 31,	
	2007	2006
U.K. equity securities	57%	55%
Other overseas equity securities	26	27
Bonds	9	8
Real estate	4	6
Other	4	4
Total	100%	100%

NOTE P. BENEFIT PLANS (Continued)

The assumption made for the expected return on assets is based on the benchmark allocation strategy for our U.K. Pension Plan. Returns for individual asset categories are derived from market yields at the effective date, together with, in the case of equity-type assets, allowance for the additional future return expected from such assets compared to fixed interest investments.

Contributions

We expect to contribute approximately $4 million to our U.K. Pension Plan in 2008.

Estimated Future Benefit Payments

We expect to pay the following benefit payments for our defined pension benefit plans outside the United States, which reflect expected future service, as appropriate (amounts in thousands):

	Estimated Future Benefit Payments
2008	$ 1,333
2009	1,585
2010	1,525
2011	1,659
2012	2,000
2013-2017	16,745
Total	$24,847

NOTE Q. SEGMENT INFORMATION

In accordance with FAS 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying FAS 131, we have six reporting segments as described in Note A., under the heading "Summary of Significant Accounting Policies—Business," to these financial statements. As described in Note A., above, as a result of the acquisition of Bioenvision in 2007, our Oncology business unit, which was formerly reported combined with "Other," now meets the criteria for disclosure as a separate reporting segment. This change in presentation has been retrospectively applied for all periods presented. We have revised our 2006 and 2005 segment presentations to conform to our 2007 presentation.

NOTE Q. SEGMENT INFORMATION (Continued)

We have provided information concerning the operations of these reportable segments in the following tables (amounts in thousands):

	For the Years Ended December 31,		
	2007	2006	2005
Revenues:			
Renal(1)	$ 718,378	$ 608,479	$ 452,000
Therapeutics	1,881,268	1,520,713	1,322,034
Transplant(1)	175,006	155,966	145,912
Biosurgery	426,647	387,569	353,176
Genetics	285,114	240,857	222,328
Oncology(1)	88,348	59,387	45,076
Other	237,143	213,669	192,597
Corporate(1)	1,615	373	1,719
Total	$3,813,519	$3,187,013	$2,734,842
Depreciation and amortization expense:			
Renal(1)	$ 82,466	$ 94,809	$ 66,626
Therapeutics	24,612	19,112	14,602
Transplant(1)	25,824	24,709	30,199
Biosurgery	71,520	73,788	69,200
Genetics	18,236	20,287	15,879
Oncology(1)	23,628	19,851	20,003
Other	16,721	16,962	14,560
Corporate(1)	75,189	61,871	53,551
Total	$ 338,196	$ 331,389	$ 284,620
Equity in income (loss) of equity method investments:			
Renal	$ —	$ —	$ —
Therapeutics	30,065	18,508	7,076
Transplant	—	—	(893)
Biosurgery	—	—	—
Genetics	—	—	—
Oncology	(21,101)		
Other	(852)	(1,814)	(3,988)
Corporate	(714)	(989)	(2,044)
Total	$ 7,398	$ 15,705	$ 151
Income (loss) before income taxes:			
Renal(1)	$ 275,105	$ 175,486	$ 102,739
Therapeutics(2)	1,199,830	1,015,375	820,921
Transplant(1)	(55,941)	(542,789)	15,495
Biosurgery	60,082	40,734	35,468
Genetics(3)	19,825	(227,796)	(3,039)
Oncology(1)	(180,419)	(52,119)	(58,803)
Other	5,866	11,971	8,735
Corporate(1,4)	(588,674)	(473,540)	(292,597)
Total	$ 735,674	$ (52,678)	$ 628,919

(1) The results of operations of acquired companies and assets and the amortization expense related to acquired intangible assets are included in segment results beginning on the date of acquisition.

NOTE Q. SEGMENT INFORMATION (Continued)

Charges for IPR&D related to these acquisitions are included in segment results in the year of acquisition. Significant acquisitions impacting the segment results above are:

Acquisition	Date Acquired	Business Segment(s)	IPR&D Charge
Bioenvision	October 23, 2007	Oncology	$125.5 million
AnorMED	November 7, 2006	Transplant	$552.9 million
Bone Care	July 1, 2005	Renal/Corporate	$12.7 million

(2) Includes a $25.0 million upfront payment made to Ceregene, Inc., or Ceregene, in June 2007 in connection with a collaboration agreement for the development and commercialization of CERE-120, a gene therapy product for the treatment of Parkinson's disease.

(3) Loss before income taxes for Genetics for 2006 includes a $219.2 million charge for impaired goodwill recorded in September 2006.

(4) Loss before income taxes for Corporate includes our corporate, general and administrative and corporate science activities, all of the stock-based compensation expenses as a result of the adoption of FAS 123R in 2006, as well as net gains on investments in equity securities, interest income, interest expense and other income and expense items that we do not specifically allocate to a particular reporting segment. Loss before income taxes for Corporate includes a charge of $64.0 million in 2007 for the settlement of the litigation related to the consolidation of our former tracking stocks.

Segment Assets

We provide information concerning the assets of our reportable segments in the following table (amounts in thousands):

	December 31,		
	2007	2006	2005
Segment Assets(1):			
Renal	$1,468,428	$1,380,003	$1,344,117
Therapeutics	1,230,128	1,094,520	972,504
Transplant(2)	415,903	410,436	369,366
Biosurgery	458,412	477,334	456,634
Genetics(3)	148,787	133,839	364,469
Oncology(4)	940,097	682,343	678,794
Other(5)	246,496	169,000	160,261
Corporate(6)	3,393,490	2,843,713	2,532,720
Total	$8,301,741	$7,191,188	$6,878,865

(1) Assets for our six reporting segments and Other include primarily accounts receivable, inventory and certain fixed and intangible assets, including goodwill.

NOTE Q. SEGMENT INFORMATION (Continued)

(2) In November 2006, we acquired AnorMED for net consideration of $569.0 million. Total assets for AnorMED as of November 7, 2006, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Cash and cash equivalents	$20.2	Corporate
Other tangible assets	35.6	Transplant
Goodwill and other intangible assets	35.8	Transplant
Total	$91.6	

(3) In September 2006, upon completion of the required annual impairment tests for our goodwill, we determined that the $219.2 million of goodwill for our Genetics reporting unit was fully impaired and, as a result, we recorded a charge of $219.2 million in our consolidated statement of operations in September 2007 to write off the goodwill for our Genetics reporting unit.

(4) In October 2007, we acquired Bioenvision for net consideration of $304.7 million. Total assets for the acquisition as of October 23, 2007, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Cash and cash equivalents	$ 45.2	Corporate
Goodwill and other intangible assets	257.7	Oncology
Other tangible assets	13.0	Oncology
Total	$315.9	

(5) In December 2007, we acquired certain diagnostic assets from DCL for net consideration of $54.1 million. Total assets for the acquisition as of December 3, 2007, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Goodwill and other intangible assets	$44.9	Other
Other tangible assets	10.0	Other
Total	$54.9	

(6) Includes the assets related to our corporate, general and administrative operations, and corporate science activities that we do not allocate to a particular segment, including cash, cash equivalents, short- and long-term investments in debt securities, net property, plant and equipment and deferred tax assets.

NOTE Q. SEGMENT INFORMATION (Continued)

Segment assets for Corporate consist of the following (amounts in thousands):

	December 31,		
	2007	2006	2005
Cash, cash equivalents, short- and long-term investments in debt securities	$1,460,394	$1,285,604	$1,089,102
Deferred tax assets, net	260,005	136,925	170,443
Property, plant & equipment, net	1,240,992	1,036,182	826,221
Investments in equity securities	89,181	66,563	135,930
Other	342,918	318,439	311,024
Total	$3,393,490	$2,843,713	$2,532,720

Geographic Segments

We operate in the healthcare industry and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States, United Kingdom, Switzerland, Republic of Ireland, France, Belgium and Germany. The following tables contain certain financial information by geographic area (amounts in thousands):

	For the Years Ended December 31,		
	2007	2006	2005
Revenues:			
United States	$1,996,764	$1,728,497	$1,517,000
Europe	1,238,360	990,745	858,913
Other	578,395	467,771	358,929
Total	$3,813,519	$3,187,013	$2,734,842

	December 31,		
	2007	2006	2005
Long-lived assets:			
United States	$1,067,918	$ 928,547	$ 915,107
Europe	1,044,901	801,767	611,657
Other	11,644	7,014	5,444
Total	$2,124,463	$1,737,328	$1,532,208

Our results of operations are highly dependent on sales of Cerezyme. Sales of this product represented 30% of our total revenue in 2007, 32% of our total revenue in 2006 and 34% of our total revenue in 2005. We manufacture Cerezyme at our facility in Allston, Massachusetts and perform certain fill-finish activities at our facility in Waterford, Ireland. We sell this product directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales of Cerezyme represented 17% of Cerezyme revenue in 2007, 21% in 2006 and 23% in 2005. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers over a broad geographic area.

NOTE Q. SEGMENT INFORMATION (Continued).

Sales of Renagel, including sales of bulk sevelamer, represented 16% of our total revenue in both 2007 and 2006 and 15% of our total revenue in 2005. A substantial majority of the sales of Renagel are to wholesale distributors.

NOTE R. QUARTERLY RESULTS (Unaudited)

	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007
	(Amounts in thousands, except per share amounts)			
Total revenues	$883,183	$933,419	$960,159	$1,036,758
Operating income(1)	195,562	128,434	219,622	110,247
Net income(1,2)	158,187	83,794	159,313	78,899
Net income per share:				
Basic	$ 0.60	$ 0.32	$ 0.61	$ 0.30
Diluted	$ 0.57	$ 0.31	$ 0.58	$ 0.29

	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006
	(Amounts in thousands, except per share amounts)			
Total revenues	$730,842	$793,356	$808,574	$ 854,241
Operating income (loss)(3)	128,208	112,719	(47,882)	(383,554)
Net income (loss)(3)	100,974	134,497	15,966	(268,234)
Net income (loss) per share:				
Basic	$ 0.39	$ 0.52	$ 0.06	$ (1.02)
Diluted	$ 0.37	$ 0.49	$ 0.06	$ (1.02)

(1) Includes:

- for the second quarter of 2007:
  - a $64.0 million non-deductible charge for the final court approved settlement agreement of the litigation related to the consolidation of our former tracking stocks;
  - a $25.0 million pre-tax charge ($15.9 million after tax) for the up-front payment we made to Ceregene in June 2007 related to our collaboration with Ceregene for the development of a gene therapy product for Parkinson's disease;
- for the third quarter of 2007, $11.8 million of pre-tax charges ($7.5 million after tax) to write off certain lots of our Thymoglobulin finished goods inventory that did not meet our specifications for saleable product; and
- for the fourth quarter of 2007:
  - a $106.4 million pre-tax charge for IPR&D ($97.5 million after tax), related to our acquisition of Bioenvision in October 2007; and
  - $14.8 million of pre-tax manufacturing related charges ($9.5 million after tax), including $9.1 million of pre-tax charges to write off additional lots of our Thymoglobulin finished goods inventory that did not meet our specifications for saleable product and $5.7 million of pre-tax charges to write off costs related to the manufacture of tolevamer at our manufacturing plants in Ireland and the United Kingdom.

NOTE R. QUARTERLY RESULTS (Unaudited) (Continued)

(2) Includes:

- for the first quarter of 2007, a $10.8 million pre-tax gain ($8.2 million after tax) related to the sale of our investment in THP; and
- for the third quarter of 2007, a $19.1 million pre-tax charge for IPR&D ($12.2 million after tax), which we recorded as equity in income (loss) of equity method investments, representing our proportionate share of the fair value of the IPR&D programs of Bioenvision following the completed tender offer in July 2007.

(3) For the fourth quarter of 2006, includes:

- a $552.9 million pre-tax charge for IPR&D ($404.3 million after tax) related to our acquisition of AnorMED in November 2006; and
- a $7.9 million pre-tax charge for the settlement of a case before the Competition Appeal Tribunal in the United Kingdom relating to our homecare business in the United Kingdom.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Board of Directors and Shareholders
of Genzyme Corporation:

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 29, 2008 appearing in the 2007 Genzyme Corporation Annual Report (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 29, 2008

GENZYME CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2007:					
Accounts receivable allowances	$52,563,000	$ 9,664,000	$ 10,964,000	$ 32,904,000	$40,287,000
Rebates	$62,166,000	$ —	$149,967,000	$121,696,000	$90,437,000
Year ended December 31, 2006:					
Accounts receivable allowances	$46,127,000	$ 10,050,000	$ 13,627,000	$ 17,241,000	$52,563,000
Rebates	$50,304,000	$ —	$115,500,000	$103,638,000	$62,166,000
Year ended December 31, 2005:					
Accounts receivable allowances	$42,397,000	$ 9,444,000	$ 6,702,000	$ 12,416,000	$46,127,000
Rebates	$33,464,000	$ —	$ 89,713,000	$ 72,873,000	$50,304,000



GENZYME CORPORATION
500 Kendall Street
Cambridge, MA 02142
(617) 252-7500

Dear Shareholders:

I invite you to attend our Annual Meeting of Shareholders to be held at 2 p.m. EDT on Thursday, May 22, 2008 at Le Meridien Cambridge, 20 Sidney Street, Cambridge, Massachusetts 02139.

The enclosed proxy statement explains the agenda for the meeting and voting information and procedures. It also includes information about our board of directors and senior management. I encourage you to read this booklet carefully. Also included with the proxy statement is a copy of our 2007 Summary Annual Report, Annual Report on Form 10-K and your proxy card.

This year we are presenting two proposals relating to our equity programs for your approval: an increase of shares to fund our broad-based equity plan; and an amendment to our director equity plan to specify automatic grants under the plan.

We have asked shareholders to approve shares to fund our broad-based equity program on an annual basis since 2004. Maintaining our culture and history in providing a broad-based equity program while addressing shareholder concerns around dilution and cost have been challenging. We believe we have successfully managed our equity programs to address these issues, by reducing the number of shares we grant each year and by changing the form of equity we deliver. We hope you will continue to support our efforts to maintain this valuable program which provides a strong motivation for employees to create sustainable growth and increased value for our company.

At last year's annual meeting, shareholders approved our 2007 Director Equity Plan, which included provisions allowing for the grant of restricted stock and restricted stock units. However, the number of shares of restricted stock or restricted stock units that would be included in the grants to our directors was not specified in the plan at that time. Following an annual review of director compensation in August 2007, the board is recommending specific automatic grant provisions for stock options and restricted stock units for your approval at this year's annual meeting. These grants will use significantly fewer shares than our past practice of granting stock options alone, which will allow us to manage the shares dilution while providing an important component of director compensation.

Whether or not you plan to attend the annual meeting, your vote is very important to us. Information about voting procedures can be found in the proxy statement. Please return a signed proxy card or give us instructions by telephone or over the Internet, so that you can be sure your shares will be properly voted.

Sincerely,

Henri A. Termeer
Chairman and Chief Executive Officer

Notice of Annual Meeting of Shareholders of Genzyme Corporation

Date: Thursday, May 22, 2008

Time: 2:00 - 4:00 p.m.

Place: Le Meridien Cambridge
20 Sidney Street
Cambridge, Massachusetts 02139

Purpose: We are holding the annual meeting for shareholders to consider four company sponsored proposals as follows:

- The re-election of five directors, each for a one-year term;
- An amendment to our 2004 Equity Incentive Plan to increase the number of shares of common stock covered by the plan by 2,250,000 shares;
- An amendment to our 2007 Director Equity Plan to specify the automatic grant provisions under the plan; and
- The ratification of our audit committee's selection of independent auditors.

We will also consider action on any other matter that may be properly brought before the meeting.

Only shareholders of record at the close of business on March 31, 2008 will be entitled to vote at the meeting.

Your board of directors recommends a vote "for" each of the company proposals.

Proxy Material Mailing Date:

April 10, 2008

By order of the Board of Directors,
Peter Wirth, Secretary

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 22, 2008. The proxy statement, the 2007 Summary Annual Report, and 2007 Annual Report on Form 10-K are available online via the Internet at: ***http://ww3.ics.adp.com/streetlink/GENZ.***

TABLE OF CONTENTS

GENERAL INFORMATION ABOUT VOTING

Our board of directors is soliciting proxies for the 2008 Annual Meeting of Shareholders. This proxy statement explains the agenda, voting information and procedures. Please read it carefully. This proxy statement and related materials are first being sent to shareholders on or about April 10, 2008.

In this proxy statement, references to "the company" or "Genzyme" and, except within the Audit Committee Report, the Nominating and Corporate Governance Committee Report and the Compensation Committee Report, references to "we", "us" or "our" mean Genzyme Corporation.

Who can vote. Only shareholders of record of Genzyme common stock ("Genzyme Stock" or "our stock") at the close of business on March 31, 2008 can vote at the meeting.

Quorum. In order to hold and complete the business of the annual meeting, we must have a majority of the votes entitled to be cast represented in person or by proxy at the meeting. On our record date, March 31, 2008, we had outstanding and entitled to vote **266,882,810** shares of our common stock. With respect to all matters that will come before the meeting, each share is entitled to one vote.

Voting Procedures—Shareholders of Record and Beneficial Owners. You are a shareholder of record if your shares of our stock are registered directly in your own name with our transfer agent, American Stock Transfer and Trust Company, Inc. ("AST"). You are a beneficial owner if a brokerage firm, bank, trustee or other agent (called a "nominee") holds your stock. This is often called ownership in "street name" because your name does not appear in the records of AST.

How to vote your shares. You may vote in one of four ways. First, you may vote by completing, signing, dating and mailing your proxy card in the envelope provided. Second, you may vote on the Internet by (i) following the instructions on the proxy ballot form mailed to you, or (ii) going to **www.proxyvote.com** and, using your proxy ballot form, following the online instructions. Third, you may vote by telephone by using a touch-tone telephone and calling **1-800-proxies**. You will need your proxy card in hand when voting on the Internet or by phone. Fourth, you may vote in person at the meeting. If your shares are held in street name, you must request a legal proxy from your nominee as proof of ownership in order to vote in person at the meeting. We are a Massachusetts corporation, and Massachusetts law permits you to vote in any of the ways listed above, including the electronic submission of your proxy.

How you may revoke your proxy instructions. You may revoke or amend your proxy at any time before it is voted at the annual meeting by writing to us directly, submitting a new proxy with a later date by mail, over the telephone or on the Internet, or by attending the meeting and voting in person.

What if you receive more than one proxy card? This means that you may have more than one account at AST and/or with a nominee. Your proxy card lists the number of shares you are voting. Please vote the shares on **all** proxy cards you receive.

We recommend you consolidate your holdings under the same name, address and tax identification number, if possible. This will eliminate some duplication of mailings and reduce costs. Please contact your nominee to consolidate accounts, or our transfer agent, AST, at (800) 937-5449.

How your votes are counted. Adoption of the proposals that are scheduled to be presented at the meeting require that the number of votes cast in favor of the proposal exceed the number of votes cast against the proposal. If you are a shareholder of record and you vote "abstain" or "withhold" on any proposal, your shares will not be voted on that proposal and will not be counted as votes cast in the final tally of votes on that proposal. However, your shares will be counted for purposes of determining whether a quorum is present. If you are a beneficial owner and indicate that you wish to abstain from voting on a proposal or withhold authority to vote for one or more nominee for director, your nominee will so indicate in the vote submitted to us. Under stock exchange rules, a nominee may not vote on "non-routine" matters without receiving your specific voting instructions. This is called a "broker non-vote." At the annual meeting, your nominee will not be able to submit a vote on the proposed equity plan amendments unless it receives your specific instructions. The nominee will, however, be able to vote on the other matters even if it does not receive your instructions.

Discretionary authority. Subject to the rules related to voting by brokers described above, if you sign and return your proxy card or vote electronically or by telephone without making any specific selections, your shares will be voted in the manner recommended by the board of directors. If other matters not included in this proxy properly come before the annual meeting, the persons named on the proxy card, or designated by electronic or telephonic vote, will have the authority to vote on those matters for you as they determine. At this time, we are not aware of any matters that will come before the annual meeting other than those disclosed in this proxy statement.

Costs of solicitation. We bear the costs of proxy solicitation. We are paying Innisfree M&A Incorporated, a proxy solicitation firm, $12,000 plus expenses to help us with the solicitation of proxies. Innisfree distributes proxy materials and solicits proxies from brokerage houses, custodians, nominees and other fiduciaries. In addition, our officers and employees may solicit proxies personally, electronically, by telephone or by mail without additional compensation paid to them. We reimburse, on request, the fees and expenses of brokers and other nominees for sending you the proxy materials and sending in your vote.

Results of the voting. We plan to post voting results under "Corporate Governance" on the "Our Commitment" page of our corporate Web site at www.genzyme.com shortly after the meeting. We will also publish the results in our quarterly report on Form 10-Q that we will file with the Securities and Exchange Commission ("SEC") in August 2008.

Annual meeting to be broadcast on our Web site. The annual meeting will be broadcast live over the Internet at our corporate Web site at www.genzyme.com/corp/investors/inv_home.asp. For more information, and to listen to the meeting, please go to the Investors area of the site. The contents of our Web site are not incorporated into this document.

STOCK OWNERSHIP

The table below shows how many shares are held by anyone who is known to us to beneficially own more than 5% of the outstanding shares of our stock. The information in this table is as of March 31, 2008, and is based on the most recent filings submitted by these companies to the SEC regarding their ownership of our stock. Unless noted, each shareholder has sole voting and investment power for the shares listed in the table.

	Shares of Genzyme Stock Beneficially Owned	Percent of class (%)
ClearBridge Advisors, LLC(1) Smith Barney Fund Management LLC 399 Park Avenue New York, NY 10022	22,138,810	8.3
UBS AG(2) FBO UBS Global Asset Management Bahnhofstrasse 45 PO Box CH-8021 Zurich, Switzerland	17,462,067	6.5

(1) Filing as a group, the parties share power to vote, or to direct the vote, for 18,348,145 of the shares listed, and share power to dispose, or to direct the disposition, of 22,138,810 of the shares listed. Of the shares listed:

- ClearBridge Advisors, LLC is an investment advisor and shares voting power for 18,098,083 shares and shares dispositive power for 21,888,748 of the shares listed;
- Smith Barney Fund Management LLC is an investment advisor and shares voting and dispositive power for 250,062 of the shares listed.

(2) UBS AG is a registered bank, and disclaims beneficial ownership of the shares listed, which reflect shares beneficially owned by the UBS Global Asset Management business group, and its affiliates and subsidiaries, on behalf of its clients (collectively, "UBS"). No single client of UBS is known to own more than 5% of the shares listed. UBS has sole power to vote and to direct the vote with respect to 15,641,455 shares and shares the power to dispose, or to direct the disposition, of all of the shares listed.

The following table shows how many shares of our stock are beneficially owned by our named executive officers listed in the compensation table on page 24, our directors, and all of our current executive officers and directors together as a group. Unless otherwise noted, each director and officer has sole voting and investment power for the shares listed. The information in this table is as of March 31, 2008 and is based on filings submitted by these individuals to the SEC.

	Shares of Genzyme Stock Beneficially Owned(1) (* Indicates less than 1%)	Percent of Class (%)
Henri A. Termeer(2)	3,772,943	1.4%
Earl M. Collier, Jr.	216,311	*
Sandford D. Smith	153,908	*
Peter Wirth	830,671	*
Michael S. Wyzga	335,786	*
Douglas A. Berthiaume(3)	186,615	*
Gail K. Boudreaux	60,000	*
Robert J. Carpenter	147,362	*
Charles L. Cooney(4)	101,621	*
Victor J. Dzau	62,587	*
Sen. Connie Mack III	68,687	*
Richard F. Syron	45,011	*
All current officers and directors as a group (16 people)	7,407,632	2.8%

(1) The shares listed include the following stock options exercisable within 60 days after March 31, 2008:

	Number of Shares Subject To Stock Options
Henri A. Termeer	3,139,537
Earl M. Collier, Jr.	213,635
Sandford D. Smith	148,603
Peter Wirth	824,789
Michael S. Wyzga	319,320
Douglas A. Berthiaume	105,209
Gail K. Boudreaux	60,000
Robert J. Carpenter	119,187
Charles L. Cooney	77,735
Victor J. Dzau	62,587
Sen. Connie Mack III	68,687
Richard F. Syron	45,000
All current officers and directors as a group (16 people)	6,545,541

(2) The stock beneficially owned by Mr. Termeer includes 2,371 shares held by his wife and 1,256 shares held in trusts for the benefit of Mr. Termeer's children. Mr. Termeer disclaims beneficial ownership of all shares held by his wife and the trusts.

(3) The stock beneficially owned by Mr. Berthiaume includes 4,048 shares held by his wife. Mr. Berthiaume disclaims beneficial ownership of all shares held by his wife.

(4) The stock beneficially owned by Dr. Cooney includes 9,614 shares held jointly with his wife, 240 shares held individually by his wife, 1,882 shares held by his son and 600 shares held by his grandchildren. Dr. Cooney disclaims beneficial ownership of all shares held individually by his wife, son and grandchildren.

ELECTION OF DIRECTORS

Nominees presented for election to the board are elected for one-year terms. Accordingly, the nominees for election this year will have terms expiring in 2009. If for some reason a nominee is unable to serve, the nominating and corporate governance committee may recommend, and the board may propose, a substitute nominee at the annual meeting and the proxies will vote to approve the election of the substitute nominee.

We currently have eight directors. Douglas A. Berthiaume, Gail K. Boudreaux, Robert J. Carpenter, Charles L. Cooney and Richard F. Syron were recommended for re-election to the board by our nominating and corporate governance committee and selected for nomination by the board of directors. Each of the nominees has agreed to serve as a director if elected.

Set forth below are the biographies of each nominee for election this year, followed by biographies of our directors who are continuing in office:

Douglas A. Berthiaume, director since 1988

Mr. Berthiaume, 59, has been Chairman, President and Chief Executive Officer of Waters Corporation, a high technology manufacturer of high performance liquid chromatography instrumentation and consumables, and thermal analysis and mass spectrometry products used for analysis and purification, since 1994.

Gail K. Boudreaux, director since 2004

Ms. Boudreaux, 47, currently serves as a strategic healthcare consultant to employers and health care institutions. From December 2005 to April 2008, Ms. Boudreaux was Executive Vice President of Health Care Service Corporation ("HCSC") responsible for the Illinois, Texas, New Mexico and Oklahoma Blue Cross and Blue Shield Plans and including HCSC subsidiaries Fort Dearborn Life, Colorado Bankers Life and Dental Network of America. From September 2002 to December 2005, Ms. Boudreaux was President of Blue Cross and Blue Shield of Illinois, a division of HCSC and the oldest and largest health insurance company in Illinois. From June 1982 to August 2002, Ms. Boudreaux held various positions of increasing responsibility at Aetna, Inc., a provider of health, dental, group, life, disability and long-term care benefits, including Senior Vice President and Head of Aetna Group Insurance, Vice President of Customer Service, and Regional Manager, Capitol Region. Ms. Boudreaux is a director of Dental Network of America and HCSC Insurance Services, both of which are subsidiaries of HCSC.

Robert J. Carpenter, director since 1994

Mr. Carpenter, 63, is President of Boston Medical Investors, Inc., a privately-held company he formed in 1994 that invests in early stage health care companies. From January 2002 to August 2007, Mr. Carpenter was Chairman of the Board of Peptimmune Inc., a privately-held company that develops immunotherapies for treating auto-immune diseases. He also served as President of Peptimmune from January 2002 until November 2004. Mr. Carpenter is chairman of Hydra Biosciences, which develops drugs based on recently discovered ion channels.

Charles L. Cooney, Ph.D., director since 1983

Dr. Cooney, 63, is a Professor of Chemical and Biochemical Engineering, Faculty Director, Deshpande Center for Technological Innovation and Co-Director of the Program on the Pharmaceutical Industry at Massachusetts Institute of Technology. Dr. Cooney joined the MIT faculty as an Assistant Professor in 1970 and became a Professor in 1982. Dr. Cooney is a principal of BioInformation Associates, Inc., a consulting company.

Richard F. Syron, director since 2006

Mr. Syron, 64, has been Chairman and Chief Executive Officer of Federal Home Loan Mortgage Corporation, commonly referred to as Freddie Mac, the second largest source of mortgage financing in the United States, since December 2003. From June 1999 to January 2000, Mr. Syron served as President and Chief Executive Officer of Thermo Electron Corporation, which designs and develops technology-based instruments, and from January 2000 until December 2003 also served as Chairman of the Thermo Electron board. Mr. Syron is currently a member of the board of the Freddie Mac Foundation, is a Trustee of Boston College, and is a Trustee of the Woods Hole Oceanographic Institute.

DIRECTORS CONTINUING IN OFFICE

The following directors were elected at our 2006 Annual Meeting for terms ending in 2009:

Victor J. Dzau, M.D., director since 2000

Dr. Dzau, 62, is the Chancellor for Health Affairs and President and Chief Executive Officer of Duke University Health System in Durham, North Carolina. From July 1996 until September 2004, he was the Hersey Professor of the Theory and Practice of Medicine at the Harvard Medical School and Chairman of the Department of Medicine, Physician in Chief and Director of Research at Brigham and Women's Hospital in Boston, Massachusetts. Dr. Dzau sits on the board of directors of Pepsico, Inc., Alnylam Inc., Medtronic, Inc. and the Duke University Health System.

Senator Connie Mack III, director since 2001

Senator Mack, 67, has served since February 2005 as senior policy advisor and co-chairman of the government relations practice group at King & Spalding LLP, a Washington D.C. law firm. Senator Mack served as a United States Senator from the State of Florida from January 1989 until January 2001. After leaving the Senate, from February 2001 until February 2005, he served as senior policy advisor in the government relations practice at Shaw Pittman, a Washington, D.C. law firm. He is Chairman of the parent board of the H. Lee Moffitt Cancer Center and Research Institute. Senator Mack is also a director of Mutual of America Life Insurance Co., Darden Restaurants, EXACT Sciences Corporation, Moody's Corp. and Spirit Aerosystems.

Henri A. Termeer, director since 1983

Mr. Termeer, 62, has served as our President and a Director since October 1983, as Chief Executive Officer since December 1985 and as Chairman of the Board since May 1988. For ten years prior to joining us, Mr. Termeer worked for Baxter International Laboratories, Inc., a manufacturer of human healthcare products. Mr. Termeer is a director of ABIOMED Inc. and is Deputy Chairman of the Federal Reserve Bank of Boston.

DIRECTOR COMPENSATION
for the year ended December 31, 2007

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)	Total ($)
Douglas A. Berthiaume(4)	81,250	415,933	127,034	—	624,217
Gail K. Boudreaux	62,750	415,933	—	—	478,683
Robert J. Carpenter	60,250	415,933	—	—	476,183
Charles L. Cooney(5)	65,250	415,933	51,147	—	481,183
Victor J. Dzau	56,750	415,933	—	—	472,683
Sen. Connie Mack(6)	68,750	415,933	139,986	—	624,669
Richard F. Syron(7)	51,250	415,933	6,051	—	524,484

(1) The amounts above represent the FAS 123R expense, excluding an estimate for forfeitures related to service-based vesting conditions, for all options that vested in 2007. On May 24, 2007, under the automatic grant provisions of our 2007 Director Equity Plan, each non-employee director was granted stock options to purchase 15,000 shares of our stock at an exercise price of $62.16 per share, which was the closing price of our stock on that date. Each of these option grants have an aggregate grant date fair value of $379,706, or $25.31 per share, computed in accordance with FAS 123R and based on the Black-Scholes option pricing model. The 2007 expense was $229,276 for each grant. We incorporate our discussion of the relevant assumptions we use to calculate grant date fair value into this section by reference from the section "Accounting for Stock Based Compensation" in "Note A. Summary of Significant Accounting Policies" and "Note M. Stockholders' Equity" of the "Notes to Consolidated Financial Statements" in our 2007 Annual Report on Form 10-K.

(2) Non-employee directors had the following aggregate options outstanding as of December 31, 2007:

	Stock Options Outstanding
Douglas A. Berthiaume	105,209
Gail K. Boudreaux	60,000
Robert J. Carpenter	119,187
Charles L. Cooney	77,735
Victor J. Dzau	62,587
Sen. Connie Mack	88,587
Richard F. Syron	45,000

The outstanding stock options have an average exercise price of $50.42 per share and a remaining average life of 6.5 years.

(3) Pursuant to the 1996 Directors Deferred Compensation Plan (DDCP), Mr. Berthiaume and Senator Mack defer all of their cash compensation into a Genzyme stock account which is invested in hypothetical shares of our stock. Mr. Syron defers all of his cash compensation into an interest bearing cash account. Dr. Cooney deferred compensation into a stock account from July 1996 through September 2002. Under their respective deferral elections, payments will be made in annual installments, up to a maximum of five, beginning in the calendar year following the year in which service as a director ends. Under the plan, if any payments are scheduled to be made to any director while he or she continues to serve on our board, those payments may only be made in cash.

(4) Mr. Berthiaume has deferred a total of $252,000 in the DDCP under a deferral agreement dated March 29, 2004. In 2007, he deferred a total of $81,250 and was credited with 1,226.956 shares in his stock account. At December 29, 2006, he had a total of 2,775.966 shares in his stock account which had a market value of $170,944. At December 31, 2007 he had a total of 4,002.922 shares in his stock account which had a market value of $297,978, providing him with earnings under the account of $127,034 for 2007.

(5) Dr. Cooney has deferred a total of $156,250 in the DDCP under a deferral agreement dated June 23, 1996. He has been credited with a total of 3,977.206 shares in his stock account, which had a market value of $244,916 at December 29, 2006 and $296,063 at December 31, 2007, providing him with earnings under the account of $51,147 for 2007.

(6) Senator Mack has deferred a total of $345,750 in the DDCP under a deferral agreement dated June 17, 2001. In 2007, he deferred a total of $68,750 and was credited with 1,039.983 shares in his stock account. At December 29, 2006, he had a total of 4,865.434 shares in his stock account which had a market value of $299,613. At December 31, 2007 he had a total of 5,905.417 shares in his stock account which had a market value of $439,599, providing him with earnings under the account of $139,986 for 2007.

(7) Mr. Syron has deferred a total of $51,250 in the DDCP under a deferral agreement dated December 31, 2006. In 2007, he deferred a total of $51,250 into a cash account and was credited with interest of $6,051, providing him with earnings under the account of $6,051 for 2007.

Employee directors do not receive any additional compensation for their service on the board of directors. Until September 30, 2007, non-employee directors received the following cash compensation for their service on the board and its committees:

- an annual retainer of $25,000, paid quarterly;
- $2,000 for each board meeting they attend;
- $1,500 for each committee meeting they attend;
- an annual retainer of $14,000 for service as audit committee chair, paid quarterly;
- an annual retainer of $8,000 for service as compensation committee chair, paid quarterly; and
- an annual retainer of $4,000 for service as the chair of the nominating and corporate governance committee, paid quarterly.

In August 2007, the compensation committee conducted an annual review of board compensation. They engaged Towers Perrin, an executive compensation consulting firm, to prepare a competitive analysis and review of the cash and equity compensation for non-employee directors. Following this review, the committee recommended to the board, and the board approved, the following cash compensation for board members, effective October 1, 2007:

- an annual retainer of $40,000, paid quarterly;
- $2,500 for each board meeting they attend;
- $1,500 for each committee meeting they attend;
- an annual retainer of $20,000 for service as audit committee chair, paid quarterly;
- an annual retainer of $10,000 for service as compensation committee chair, paid quarterly; and
- an annual retainer of $10,000 for service as the chair of the nominating and corporate governance committee, paid quarterly.

In addition, the compensation committee recommended to the board, and the board approved, subject to shareholder approval at this annual meeting, certain changes to the automatic grant provisions of the 2007 Director Equity Plan. The plan changes provide for an annual grant to each non-employee board member of (1) stock options to purchase 7,500 shares of our stock, and (2) restricted stock units (RSUs) for 2,500 shares of our stock. Awards are granted automatically on the date of each annual meeting of shareholders or, in the case of directors elected other than at an annual meeting, upon election to the board. Stock options become fully vested on the date of the next annual shareholders meeting following the date of grant. Each stock option grant has an exercise price equal to the closing price of the stock on the date of grant and a term of ten years. RSUs vest on the next annual shareholders meeting following the date of grant and are valued on the date of grant based on the closing price of our stock. The plan provides for acceleration of exercisability of all unvested awards in the event of a change in control of the company.

If the proposed changes are not approved by shareholders at the annual meeting, non-employee directors will receive stock option grants under the provisions of the plan approved by shareholders in May 2007. Under those provisions, stock options are granted automatically under our 2007 Director Equity Plan on the date of each annual meeting of shareholders or, in the case of directors elected other than at an annual meeting, upon election to the board. The plan provides for an annual grant of stock options to purchase 15,000 shares of our stock to each non-employee board member. The options become fully vested on the date of the next annual meeting following the date of grant. Each grant has an exercise price equal to the closing price of the stock on the date of grant and a term of ten years. The plan provides for acceleration of exercisability of all unvested options in the event of a change in control of the company.

Under our director deferred compensation plan, each director may choose to defer the cash compensation payable to him or her as a director until their service as a director ends or until a specified date. The director can elect to defer compensation in exchange for a future payment of cash, stock or a combination of cash and stock. As of December 31, 2007, four of the seven eligible directors had accounts under the plan.

BOARD MEETINGS AND COMMITTEES

The board of directors held nine meetings during 2007, including an annual two-day strategic review. The board has a standing audit committee, compensation committee, and nominating and corporate governance committee. Each committee operates under a written charter adopted by our board, each of which is publicly available in the "Our Commitment" section of our Web site, www.genzyme.com. The contents of our Web site are not part of this document.

We expect our board members to rigorously prepare for, attend and participate in all board and applicable committee meetings. Absent compelling and stated reasons, directors who attend fewer than 75% of regularly scheduled board and committee meetings in each of two consecutive years should not be nominated for re-election when their current term expires. Each board member is expected to ensure that other existing and planned future commitments do not materially interfere with his or her service as a director. We also expect that all of our board members will attend our annual meeting of shareholders. In 2007, each director attended at least 88%, except Mr. Syron who attended 65%, of all meetings of the board and all committees of the board on which he or she served. In addition, all of our directors attended the May 24, 2007 annual meeting of shareholders.

The board has reviewed the independence of each director, taking into account potential conflicts of interest, transactions, and other relationships that would reasonably be expected to compromise a director's independence. To determine independence, the board relies on director responses to an annual questionnaire inquiring about, among other things, their relationships (and those of their immediate family members) with us, their affiliations, and other potential conflicts of interest. The board has determined that Mr. Berthiaume, Ms. Boudreaux, Mr. Carpenter, Drs. Cooney and Dzau, Senator Mack and Mr. Syron are independent directors as defined by the listing standards of The NASDAQ Global Select Stock Market®. Mr. Termeer is not independent because of his employment as our chief executive officer.

Audit Committee

We have a separately designated standing audit committee established by the board for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements. The audit committee held eight meetings in 2007. Current members are Mr. Berthiaume (chairman), Ms. Boudreaux, Senator Mack and Mr. Syron, each of whom is independent as defined by the NASDAQ listing standards. Our board has identified Messrs. Berthiaume and Syron as our audit committee financial experts. The committee evaluates and selects our independent auditors, reviews our audited financial statements and discusses the adequacy of our internal controls with management and the outside auditors. The committee also supervises the relationship between the company and its outside auditors, reviews the scope of both audit and non-audit services and related fees, and determines the independence of the outside auditors.

Audit Committee Report

In the course of our oversight of Genzyme's financial reporting process, we have (i) reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2007, (ii) discussed with PricewaterhouseCoopers LLP, the company's independent registered public accounting firm, the matters required to be discussed by Financial Accounting Standards Board Statement on Auditing Standards No. 61, *Communication with Audit Committees*, and (iii) received the written disclosures and the letter from the auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, discussed with the auditors their independence, and considered whether the provision of non-audit services by the auditors is compatible with maintaining their independence.

Based on the foregoing review and discussions, we recommended to the board that the audited financial statements be included in the company's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

By the Audit Committee,

Douglas A. Berthiaume, Chairman
Gail K. Boudreaux
Senator Connie Mack
Richard F. Syron

Nominating and Corporate Governance Committee

The purpose of the nominating and corporate governance committee is to assist the board of directors by identifying for nomination qualified individuals to become board members, to nominate candidates for appointment to board committees, to monitor a process to assess the effectiveness of the board and its committees, and to develop and implement the company's corporate governance guidelines. The committee met three times during 2007. Current members of the committee are Sen. Mack (chairman), Drs. Cooney and Dzau, Ms. Boudreaux, and Messrs. Berthiaume, Carpenter and Syron, each of whom is independent as defined by the listing standards applicable to issuers listed on NASDAQ. Mr. Carpenter became a member of the committee in February 2007.

Director selection criteria. The nominating and corporate governance committee is responsible for reviewing with the board, on an annual basis, the appropriate personal characteristics and professional competencies required of board members to work together as a team to properly oversee our strategies and operations.

In general, all board members are expected to possess certain personal characteristics necessary to creating a functional board: high personal and professional ethics, integrity and values; practical wisdom and mature judgment; an inquisitive and objective perspective; professional experience at a policy-making level in business, government, education or medicine; time availability for in-person participation at board and committee meetings; and a commitment to representing the long-term interests of our shareholders. We also recognize the desirability of racial, ethnic and gender diversity in board membership.

In addition, the board as a group is expected to encompass the range of professional competencies advantageous to overseeing our diverse businesses. These professional competencies include accounting and financial literacy, industry knowledge, patient-based or payor-based experience or perspective, relevant medical or scientific knowledge, business, government or management experience, and experience with international markets.

Independence is an important selection criterion for nomination to our board. Independent directors should be free of any relationship with us or our management that may impair, or appear to impair, the director's ability to make independent judgments. At a minimum, independent directors must satisfy the criteria for independence established by NASDAQ. Currently all of our directors are independent except for Mr. Termeer.

Finally, candidates should be enthusiastic and excited about their service on our board and working collaboratively with existing board members to create value for all of our shareholders.

Shareholder nominations for directorships. Shareholders may propose a director candidate for consideration by the nominating and corporate governance committee by directing such recommendation to the Secretary of Genzyme Corporation at 500 Kendall Street, Cambridge, Massachusetts 02142. The recommendation should include the nominee's name, qualifications for board membership and consent to nomination, as well as the name, number of shares of our stock owned and contact information of the person making the recommendation. A shareholder wishing to formally nominate a director for election at a shareholder meeting must comply with the provisions in our bylaws addressing shareholder nominations of directors. The committee will assess such recommendations and nominees based on the director selection criteria described above.

Compensation Committee

The compensation committee held four meetings in 2007. Current members are Drs. Cooney (chairman) and Dzau and Messrs. Berthiaume and Carpenter. Mr. Carpenter was appointed to the committee in February 2007. Each member of the committee qualifies as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, as a "non-employee director" as defined by Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and as "independent" as defined by the listing standards applicable to issuers listed on NASDAQ. The committee determines the compensation to be paid to all executive officers, including the chief executive officer, and administers our company benefit and equity plans, except the 2007 Director Equity Plan. The committee is responsible for making recommendations to the board for the compensation and benefits for non-employee directors.

The compensation committee may delegate to subcommittees or to the company's management some of the responsibilities of the full committee. The committee may delegate to an individual employee of the company the responsibility of the committee to approve certain equity grants; however, such grants are made pursuant to a matrix or other guidelines previously approved by the committee. This delegated authority does not extend to grants made to members of the board or to officers of the company within the meaning set forth in the NASDAQ listing standards.

Compensation Committee Interlocks and Insider Participation

The compensation committee is comprised entirely of independent directors.

Compensation Committee Report

In fulfilling our role to discharge the board's responsibilities relating to the total remuneration of the company's senior executives and the company's benefit and equity plans, we have reviewed and discussed with management the Compensation Discussion and Analysis found below. Based on the foregoing review and discussions, we recommended to the board that the Compensation Discussion and Analysis be included in the company's proxy statement on Schedule 14A for filing with the SEC.

By the Compensation Committee,

Charles L. Cooney, Chairman
Douglas A. Berthiaume
Robert J. Carpenter
Victor J. Dzau

COMPENSATION DISCUSSION AND ANALYSIS

In considering our executive compensation policies and practices, we have an obligation to balance our interest in conserving cash and minimizing shareholder dilution, with our interest in using compensation to attract, retain and motivate company management and employees who contribute to our success. In reconciling these competing concerns, we strive to act in the long-term best interests of the company and our shareholders. The board of directors has chartered the compensation committee to discharge the responsibilities of the board to establish executive compensation policies and oversee executive compensation practices. The compensation committee meets regularly with the full board to keep them informed of executive compensation issues, and consults with compensation consultants, academics and other experts to support the board's commitment to be knowledgeable and current regarding executive compensation trends and best practices. Periodically, the committee hosts special meetings with the full board to focus exclusively on executive compensation. These meetings are designed to educate board members on key issues in the business environment and the role those issues play in executive compensation. These meetings also include reviews of our compensation philosophy for both equity and cash compensation, and accounting and disclosure requirements.

Objectives and Overview of Executive Compensation. Our objective is to make executive compensation decisions that are thoughtful, straightforward and consistent with the overall goals of the organization.

- Our executive compensation philosophy is built on a platform of *simplicity and alignment with shareholder interests*. We pay our executives using three components: base salary, annual incentive cash awards and long-term equity awards. We have avoided other long-term obligations such as defined benefit programs, supplemental employee retirement plans, nonqualified deferred compensation plans and retiree health benefits.
- Our perspective is *long-term*. Our compensation program reflects the nature of the business cycle of product development in our industry. This approach attempts to align our compensation decisions with shareholders' interests in our achievement of sustainable business objectives and corporate performance goals. We operate in a complex, dynamic environment and it often takes years to achieve our goals. For example, moving a product from concept to market can take in excess of eight years, and many products never make it to market. Acquisitions, of products or companies, are opportunistic in nature. Building an infrastructure to accommodate future products and growth requires early investment with no guarantee of return. This perspective requires us to properly prepare for the future needs of the company that drive our growth and success.
- We also maintain a philosophy of *inclusiveness* by providing a broad-based equity program to motivate employees to become stakeholders and invest in achieving success for the company. We

believe a broad-based equity program further aligns our employees' interests with our shareholders' interests.

Process and Philosophy for Setting Executive Compensation. We look to our named executive officer group to focus on building and creating the future of the company and expect them to make strategic decisions that continue to move the company successfully forward. We apply deliberate, thoughtful processes throughout the year to discuss and correlate executive compensation levels with performance. The committee reviews and sets cash compensation for all of our executives for the coming year in December. In February, the committee reviews the prior year's overall performance to award cash incentive compensation for the previous year, and considers equity compensation awards in May. Therefore, throughout the year, there is a continuing assessment of corporate and individual executive performance that guides the committee in making compensation decisions. By making compensation decisions considering both competitive market practice and our unique organization and culture, we strive to achieve a balance between creating an appropriate compensation program for our executives while recognizing shareholder interests in limiting company expenditures.

Our expectations for our chief executive officer and other executive officers are focused on a sustainable business strategy that includes:

- financial performance;
- company growth through both acquisitions and internal product development;
- strategic management of the complexities of a global business with a diverse and growing product portfolio and expanding the business into a greater number of new markets; and
- operational business management, including development of a diverse and complex global manufacturing infrastructure, investment in strong science and research capabilities, integration of acquisitions, and development of a strong executive management team.

The compensation committee engages Towers Perrin, a leading international compensation consulting firm with special expertise in biotechnology and pharmaceutical industry compensation practices, to assist in its analysis of executive compensation. Towers Perrin has advised the committee since the mid-1990's and provides a third party perspective based on their extensive knowledge of the industry as well as cross-industry general practice. They advise the committee of developments in the design of compensation programs and provide benchmarks to compare our total compensation packages to those of companies with which we compete for executive talent. Towers Perrin meets one-on-one multiple times during the year with the chairman of the compensation committee and provides external perspective and information to us throughout the year. At the committee's request, Towers Perrin also works with senior management to discuss data, trends and current practices, and provides findings and recommendations. Towers Perrin reports directly to the committee regarding executive compensation issues. They also perform other human resources related work for us.

Market Benchmarking. Each year the compensation committee analyzes the compensation practices of peer companies from the biotechnology industry sector for comparison purposes and to gain an external perspective in preparation for setting executive salaries and target incentives for the coming year. The committee regularly reviews this industry group as well as other business sectors to ensure that the committee is considering executive compensation levels against appropriately comparable companies. Using this industry-based list, the committee then analyzes specific financial characteristics of each company to select our peer group, which include:

- revenue size and growth rate;
- research and development expense;
- employee size;

- market capitalization;
- one- and three-year total shareholder return;
- net income;
- similar core businesses to ours; and
- international presence.

Following the compensation committee's analysis and discussions with Towers Perrin and select senior management personnel, the committee selected the following companies as our peer group for 2007: Allergan, Inc., Amgen Inc., Biogen Idec Inc., Celgene Corp., Cephalon, Inc., Genentech, Inc., Gilead Sciences, Inc. and MedImmune, Inc. (which was acquired by AstraZeneca International in April 2007). While we recognize that the number of peer companies we reference for compensation purposes is limited, we believe that these organizations best reflect the selection criteria outlined above. The committee also reviews the peer companies disclosed by our peer organizations in publicly available filings to ensure that we have completed our due diligence in terms of identifying and selecting appropriate companies for compensation comparison purposes. The committee looks at the data from this peer group on a holistic and individual basis when considering appropriate pay positioning.

In addition to peer group analysis, each year the compensation committee considers nationally recognized, published survey data for market comparisons for select executive positions. For 2007, the committee reviewed general industry survey data from Towers Perrin, the Towers Perrin 2006 Pharmaceutical Executive Compensation Database survey, the Radford Associates Biotechnology Survey and a custom survey conducted by Watson Wyatt that specifically reports on equity incentive values and practices within the biotechnology industry. These surveys help the committee to match our incumbent executives to appropriate survey positions by looking at scope of responsibilities and internal comparisons. Specifically, for each survey benchmark position, the committee reviews competitive levels of base salary, annual incentive awards and equity incentive grants to supplement the data gathered from the proxy filings of our peer companies listed above.

Equity. We believe that the structure of our equity compensation program is directly tied to the performance of the company over time. Our shareholders expect us to create value, and that value is ultimately reflected in our stock price. Our equity compensation program is designed to address shareholder interests by providing our employees appropriate long-term incentives to motivate and retain them in a future-oriented environment such as ours. To utilize equity compensation responsibly and maintain competitiveness, the compensation committee establishes guidelines to limit the total number of equity awards that may be granted in a fiscal year to a stated percentage of shares outstanding. The objective of this philosophy is to manage the potential dilutive impact of the program to shareholders while continuing to provide broad-based equity awards. We continue to evaluate and adapt our program to address the challenges of an increasing employee population and the limited availability of equity reserves. We utilize a combination of stock options and restricted stock units (RSUs). This approach helps manage dilution and allows us to deliver an equity component of total compensation that both continues to hold value and rewards for increased market value.

Equity grant guidelines and timing. We award equity under three programs: a new hire grant program, a general grant program and a recognition grant program. Each year the compensation committee establishes guidelines and reviews our philosophy for granting equity under each program to determine appropriate and competitive grant levels. In 2007, we implemented the use of RSUs as part of our long-term incentive program to help manage the dilutive effect of granting equity and to continue our practice of granting equity to nearly all employees. For our general grant in 2007, each equity award was granted 50% in stock options and 50% in RSUs, applying a 3:1 ratio such that one RSU was awarded for every three stock options. We have generally adopted a three-year cliff vesting for RSUs to ensure that employees will only realize value after a substantial period of service.

We have in place mechanisms for each of our three equity programs to ensure that awards are not back-dated. In 2007, we established new processes, discussed below, for approving, dating and pricing new hire and recognition awards. Each year the committee evaluates the use of equity as a compensation tool, considering employee eligibility and past award practice, and sets a budget to manage its use. For 2007, the committee decided to continue a broad-based granting philosophy, award both stock options and restricted stock units, and manage to a maximum of 2.5% of shares outstanding for the combined programs.

New Hire Equity Grants. We utilize a new hire equity grant program as an attraction tool in the hiring process for certain employees and executives throughout the year. Each year the compensation committee approves the total pool of shares available for the program. The committee has approved a new hire grant matrix, based on salary level, which determines the number of stock options and RSUs that may be granted to eligible new employees, other than executive officers, when they are hired. The committee has authorized our senior vice president, chief human resources officer to pre-approve and administer new hire grants pursuant to the matrix. The committee reviews all new hire grants on an annual basis. Grants to newly hired executive officers require specific approval by the committee prior to grant. Beginning in June 2007, awards to employees who are hired on or prior to the 15th of each month are granted and priced (using the closing price of our stock) on the 15th (or next business day if the stock market is not open on the 15th) of the month of the employee's date of hire. Awards to employees who are hired after the 15th of the month are granted and priced (using the closing price of our stock) on the 15th (or next business day if the stock market is not open on the 15th) of the month following the employee's date of hire. Prior to June 2007, the grant date and exercise price of a new hire stock option was set as the closing price of our stock on the date the employee began work at Genzyme.

General Equity Grant. Our largest equity program, which includes executive officers and employees, is a broad-based equity grant of stock options and RSUs pursuant to an overall long-term equity incentive compensation plan. Such grants have covered approximately 88% of the shares granted during the calendar year for the past few years and have been awarded to approximately 98% of our worldwide employees. Each year the compensation committee decides if it is going to approve a broad-based equity grant and if so, plans for it to occur on the date of the annual shareholders meeting. Our bylaws call for the annual meeting to be held on the fourth Thursday of May or as otherwise determined by the board. The date of these annual meetings is set months in advance as part of the normal scheduling process for the board and its committees. This grant is not timed to coincide with the release of any material non-public information. The committee pre-approves a grant matrix, based on employee base salary and individual performance review ratings, which determines the number of options and RSUs that may be awarded to each eligible employee, other than the executive officers. To determine executive officer grants, the committee considers peer group proxy and survey data. The exercise price of the stock option grant is pre-approved by the committee and set as the closing price of the stock on the date of the grant, which is the date of the annual shareholders meeting. The RSU awards are valued based on the closing price of our stock on the date of grant.

Recognition Stock Option Grants. We also have a long-term equity incentive program, utilizing stock options, to recognize those employees who demonstrate excellence and outstanding achievement during the year. Executive officers are not eligible for this program. Each year the compensation committee approves a total pool of stock options available for the recognition stock option program and has authorized our senior vice president, chief human resources officer to approve the individual grants for the recognized employees. The individuals are nominated and vetted through an approval process that includes their immediate supervisor, the executive in charge of the business unit and our human resources department. At each meeting, the committee reviews all recognition grants that have been awarded since its last meeting. Through May 2007, the exercise price of the option was set as the closing price of the stock on the date of the option grant, which was the date that all the appropriate approvals were received and confirmed and our senior vice president, chief human resources officer signed the approval for granting the employee the recognition stock option. Beginning June 2007, all recognition grants approved by the senior vice president, chief human resources officer by no later than one day prior to each quarterly earnings announcement will be granted, and the exercise price set as the closing price, on the third business day following each earnings announcement by the company.

Mr. Termeer's compensation. At its meeting in December 2006, the compensation committee set executive base and target incentive cash compensation levels for 2007. In setting Mr. Termeer's cash compensation, the committee considered cash compensation levels of CEOs in our peer group, survey data provided to us by our executive compensation consultants, and Mr. Termeer's performance over the past year. The committee also considered secondary factors, including Genzyme's sustained strong financial performance during Mr. Termeer's tenure, and Mr. Termeer's cash and equity compensation during the past 10 years. In setting his salary for 2007, the committee recognized the company's strong results and excellent progress in 2006 and recommended that Mr. Termeer's salary for 2007 be increased by 5% to reflect the overall sound performance of the company. The committee set Mr. Termeer's base salary at $1,505,000 for 2007, identifying the following items that significantly impact the outcome of the company's 2006 performance:

Financial Results

- The rate of strong revenue and income growth for fiscal year 2006 relative to the previously approved budget.

Acquisitions/Product Growth

- Genzyme acquired AnorMed Inc. and its investigational product Mozobil, which has shown great promise in stem-cell transplantation and which holds promise in numerous additional medical indications;
- Key products, Cerezyme, Renagel and Myozyme, all experienced continued strong growth; and
- The company advanced many products within its promising late-stage pipeline, providing a basis for sustained future growth.

Strategic Management

- Mr. Termeer continued to position the company for sustained future growth by directing the growth and development of each of the existing core businesses, pursuing an opportunistic acquisition strategy, appropriately investing in research and development, and cultivating a pipeline that is both broad and deep.

Operational Management

- Genzyme continued to invest in and develop its strong and diverse global manufacturing facilities to prepare for growth of current and future products; and
- Genzyme continues to expand and strengthen its global sales and marketing infrastructure.

The compensation committee believes that an emphasis on variable cash incentive compensation tied to corporate performance is appropriate for a chief executive officer and Mr. Termeer's increase should continue to reflect Genzyme's pay-for-performance philosophy under which target annual incentive cash compensation makes up more than half of total cash compensation. The actual cash incentive award paid may be lower or higher than target based on performance for the year. The committee concluded that in 2006 all areas of our financial performance were on target to meet budget objectives. Mr. Termeer's leadership continues to guide the company in the development of promising research programs, clinical trials, infrastructure and product launches that will make possible sustained growth for the coming years. For these reasons, the committee recommended that Mr. Termeer's annual cash incentive target be increased by 5% over his 2006 target. The committee set Mr. Termeer's cash incentive target at $1,785,000 for 2007. Of this amount, approximately 60%, or $1,071,000 is tied to corporate financial performance and 40%, or $714,000 is tied to individual performance. The corporate financial performance component is payable based on the extent to which we achieve the operating income goals as defined by the board in connection with approving the 2007 annual budget. The current corporate financial performance annual cash incentive formula allows for 100% payment when 100% of the target is met. If the target is exceeded, for every 1% above the target, 2.5% is added to the annual cash incentive payment up to a maximum of 150% payment for achievement of 120% or more of the target. If the target is not met, for every 1% below the target, 1.5% is deducted from the annual cash incentive payment. No corporate annual cash incentive is paid if less than 86% of the target is met. The committee will assess the payment of Mr. Termeer's individual cash incentive target based on his strategic management of the company and its operations in achieving a long-term, sustainable business strategy. The committee increased Mr. Termeer's overall cash compensation, both salary and incentive compensation, by 5% to $3,290,000. This increase aligns with the company's overall compensation budget, which we manage to 5.5%, and is comparable to industry norms.

In May 2007, the compensation committee considered an equity grant to Mr. Termeer of stock options and RSUs. The committee considers Mr. Termeer's equity awards "at risk" compensation and believes it is appropriate for equity awards to comprise a significant portion of Mr. Termeer's total compensation. The committee referenced CEO equity data from proxy materials of the company's peer group provided by Towers Perrin to guide their analysis, as well as certain criteria from the company's performance and growth during Mr. Termeer's tenure, including:

- Sound long-term performance of the company with increasing revenues;
- Strong execution in operations with global manufacturing capacity;
- A continuing build-up of a global infrastructure; and
- A strong, diverse product pipeline.

As a result of their analysis, and to recognize Mr. Termeer's management of the operations of the company toward long-term sustainable growth, the compensation committee granted Mr. Termeer stock options to purchase 200,000 shares of our stock and restricted stock units for 67,000 shares. The committee applied the same formula that was applied to all other employees who were granted awards at the same time, constructing an award that provided for 50% of the grant in stock options and 50% in RSUs, applying a 3:1 ratio such that one RSU was awarded for every three stock options. By providing Mr. Termeer with mixed stock option and RSU equity grants, the committee was able to continue to grant Mr. Termeer equity at an appropriate and competitive value while reducing the overall number of shares awarded from the previous year.

The following table summarizes the components of 2007 compensation decisions approved by the committee as a percentage of total compensation for Mr. Termeer:

	2007 ($)(1)	% of total compensation
Base salary	1,505,000	12%
Target cash incentive		
—corporate performance	1,071,000	
—individual performance	714,000	
Total target cash incentive	1,785,000	15%
Total cash and target compensation	3,290,000	27%
Value of equity awards(2)		
—stock options	4,640,360	38%
—RSUs	4,164,720	35%
Total equity value	8,805,080	73%
Total compensation	12,095,080	100%

(1) Represents total target compensation for 2007 only. Actual target cash incentive paid is disclosed in the Summary Compensation Table on page 24. Does not reflect other amounts included in the Summary Compensation Table, such as expense of equity awards vesting in 2007 that were granted in 2007 and in prior years or any other compensation.

(2) Based on grant date fair value, discussed on page 28 of this proxy statement.

Compensation for other named executive officers. To determine executive compensation for 2007, the compensation committee reviewed the compensation data of peer group companies, as well as compensation surveys of the pharmaceutical and biopharmaceutical and general industries. The committee's objective is to ensure that total cash for our executive positions are appropriate and reflect the individual performance of each executive.

The approach to compensation for our named executive officers also reflects our non-hierarchical management structure. We employ a relatively flat management structure compared with the more traditional management structures employed by many other companies. Our executive officers make up an operating committee that includes business, legal, medical and scientific officers. This operating committee meets regularly to discuss the ongoing management of the company as well as strategic planning for the company's development and future growth. They have an integral role in helping Mr. Termeer chart the future of the company. Cash and equity compensation for members of this group falls within relatively narrow ranges, reflecting the flat management layer directly below the CEO. Due to the way this group operates, the differential between the compensation levels for our named executive officers and the compensation for Mr. Termeer is greater than that seen in the more traditional hierarchical compensation structures employed by many other companies.

For the named executive officers other than himself, Mr. Termeer provides the compensation committee with an assessment of each officer's individual performance and his recommendation for merit increases and target annual cash incentive compensation amounts. Mr. Termeer's recommendations for 2007 included an emphasis on incentive compensation to reflect a pay for performance structure. Because the named executive officers are responsible for implementing our strategic direction, Mr. Termeer's recommendations focus on sustainable, strategic decision-making capabilities for each individual relative to the company as a whole and his individual areas of responsibility. The committee also reviews a two-year history of cash compensation. The committee reviews Mr. Termeer's recommendations and makes its cash compensation decisions based on each officer's performance, its assessment of that individual's performance relative to the group and each officer's compensation in light of market information. At its December 2006 meeting, the committee approved base salary increases ranging from 4.0 - 4.7% for 2007 for the named executive officers other than Mr. Termeer.

A significant portion of executive compensation consists of annual cash incentive awards. The annual cash incentive targets are tied to performance measures, at both the corporate level and at individual areas of responsibility. Approximately 78% of the annual cash incentive target for the named executive officers, other than Mr. Termeer, is tied to corporate financial performance. The corporate financial performance component is payable based on the extent to which we achieve the operating income goals as defined by the board in connection with approving the 2007 annual budget. The current corporate financial performance annual cash incentive formula allows for 100% payment when 100% of the target is met. If the target is exceeded, for every 1% above the target, 2.5% is added to the annual cash incentive payment up to a maximum of 150% payment for achievement of 120% or more of the target. If the target is not met, for every 1% below the target, 1.5% is deducted from the annual cash incentive payment. No corporate annual cash incentive is paid if less than 86% of the target is met.

For our named executive officers, equity is used as an incentive to manage the business to realize and maximize long-term shareholder value. In determining the number of options and RSUs to grant to each named executive officer, the committee considers:

- Mr. Termeer's recommendations;
- proxy data from our peer group;
- Watson Wyatt's custom survey of long-term incentive practices in the biotechnology industry;
- our expected business position for the next several years; and
- our granting history for the last three years.

In May 2007, the committee approved equity awards of 45,000 stock options and 15,000 RSUs for each of our named executive officers, other than Mr. Termeer. The committee applied the same formula that was applied to all other employees who were granted awards at the same time, constructing a grant that provided for 50% of the award in stock options and 50% in RSUs, applying a 3:1 ratio such that one RSU was awarded for every three stock options.

The following table summarizes the components of 2007 compensation decisions approved by the committee as a percentage of total compensation for the named executive officers listed in the "Summary Compensation Table" on page 24 of this proxy statement:

	M. Wyzga	E. Collier	S. Smith	P. Wirth
Base salary	17%	18%	16%	23%
Total target cash incentive	15%	15%	16%	14%
Total cash and target compensation	32%	33%	32%	37%
Value of equity awards(1)	68%	67%	68%	63%
Total compensation(2)	100%	100%	100%	100%

(1) Based on grant date fair value, discussed on page 28 of this proxy statement.

(2) Represents total target compensation for 2007 only. Actual target cash incentive paid is disclosed in the Summary Compensation Table on page 24. Does not reflect other amounts included in the Summary Compensation Table, such as expense of equity awards vesting in 2007 that were granted in 2007 and in prior years or any other compensation.

Without sustained growth and positive stock price performance, our executives carry the risk that they will not be able to realize significant gains from all of their equity-based awards. Our long-term incentive program, by design, provides a link to shareholder interests and to the company's long-term performance. The compensation committee does not consider realized gains from prior stock option awards in its compensation decisions, for either cash or equity, as such awards recognize past achievement. While we encourage share ownership through this program, we do not have a formal share ownership policy. Historically, on average, our executive officers wait more than four years before exercising stock options. In addition, we do not have a specific policy regarding hedging the economic risk of share ownership, but advise our executive officers about the potential for violations under the short-sale rules of the Exchange Act.

Executive Employment Agreements. Messrs. Termeer and Wirth each have an initial three-year employment agreement that renews automatically each January 1st, unless written notice of non-renewal is given. Each agreement provides that the board, or a duly appointed committee of the board, shall set salary annually, and that such base salary shall not be lower than the base salary for the preceding calendar year. Both agreements provide:

- certain life and disability insurance benefits;
- eligibility to participate in the company's annual cash incentive plan;
- eligibility to participate in the company's equity incentive plans;
- certain payments and benefits for termination without cause, with or without a change in control event, or termination by the executive for good reason following a change in control;
- accelerated vesting of equity awards in the event of termination without cause due to death or disability; and
- confidentiality, non-competition and ownership of inventions provisions.

Executive Severance Agreements. The committee believes that it is in the best interests of the company and its shareholders to ensure the continued dedication of our named executive officers, should the company be in the situation of facing a change in control. Such a situation would require our named executive officers to remain highly focused and attentive to managing the operations of the company. The financial security provided by severance benefits can mitigate the inevitable distractions created by the personal uncertainties and risks created by a pending or threatened change in control.

We have severance agreements with all of our named executive officers other than Messrs. Termeer and Wirth, whose severance arrangements are described above. These agreements have an initial one-year term and renew automatically each December 31st for an additional one-year period, unless written notice of non-renewal is given. Under these agreements, payments will be made upon the termination of the named executive officer's employment by us without cause or by the named executive officer for good reason following a change in control. These agreements were amended and restated in 2007 to comply with Section 409A of the Internal Revenue Code.

For a more complete description and quantification of benefits payable to our named executive officers upon and following termination of employment see "Potential Payments Upon Termination or Change in Control" on pages 32-35.

None of Mr. Termeer's, Mr. Wirth's, or any named executive officer's agreements contain any clawback provisions. None of the agreements provide for tax gross-up payments, which allows us to avoid the often significant costs that could be involved in gross-up payments related to change in control.

Tax law limits on executive compensation. Section 162(m) of the Internal Revenue Code generally does not permit Genzyme a federal income tax deduction for taxable year compensation in excess of $1,000,000 paid to each of our chief executive officer and the other named executive officers of Genzyme. Certain performance-based compensation that is awarded under a plan, the material terms of which have been approved by shareholders is exempt from the deduction limit. Although the 2007 salary and annual cash incentive awards paid to our named executive officers do not qualify for the performance-based compensation exemption, our shareholders have approved the 2001 and 2004 Equity Incentive Plans, which are designed to allow us to deduct the compensation expense related to stock options granted to our named executive officers under those plans. We have in the past and may in the future award compensation that is not fully deductible under Section 162(m) when we view such compensation as consistent with our compensation policies and in the best interests of the company and its shareholders.

Section 409A of the Internal Revenue Code requires that "nonqualified deferred compensation" be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities and penalty taxes and interest on their vested compensation under such plans. We also structure our compensation and benefit arrangements, where applicable, to qualify for an exemption under, or to satisfy the requirements of, the "nonqualified deferred compensation" rules under Section 409A of the Internal Revenue Code. Consistent with this intention, we will be required to amend some of our plans and arrangements to ensure that they are exempt from or comply with Section 409A by the IRS deadline, which we currently anticipate will be December 31, 2008.

This compensation discussion and analysis is intended to provide an overview and analysis of the policies and decisions made for executive compensation. We believe that the decisions of the compensation committee and the company follow a deliberate and thoughtful process and are aligned with the short- and long-term objectives of the corporation and its shareholders. The following tables and disclosures are intended to support and augment this discussion.

SUMMARY COMPENSATION TABLE
for the year ended December 31, 2007

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)(3)	Option Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)(6)
Henri A. Termeer	2007	1,503,620	839,784	10,040,452	2,142,000	105,773	14,631,629
Chief Executive Officer(7)	2006	1,431,938	—	19,166,150	1,725,500	125,330	22,448,918
	2005	1,365,000	—	11,338,650	1,759,500	72,855	14,536,005
Michael S. Wyzga	2007	489,577	188,011	1,660,709	560,000	11,230	2,909,527
Executive Vice President,	2006	467,654	—	1,940,886	433,125	11,000	2,852,665
Chief Financial Officer	2005	450,000	—	1,817,548	445,000	8,400	2,720,948
Earl M. Collier, Jr.	2007	536,577	188,011	3,333,115	555,000	11,250	4,623,953
Executive Vice President	2006	514,615	—	2,068,913	433,125	11,000	3,027,653
	2005	495,000	—	2,089,620	435,000	8,400	3,028,020
Sandford D. Smith	2007	469,654	188,011	2,979,219	555,000	11,250	4,203,134
Executive Vice President	2006	451,674	—	1,526,355	389,583	—	2,367,612
	2005	435,000	—	1,221,525	360,000	—	2,016,525
Peter Wirth	2007	705,423	188,011	1,660,709	560,000	13,161	3,127,304
Executive Vice President,	2006	675,500	—	2,070,880	433,125	12,913	3,192,418
Chief Legal Officer(8)	2005	650,000	—	2,181,698	445,000	10,327	3,287,025

(1) Amounts represent the compensation expense, excluding an estimate of forfeitures related to service-based vesting conditions, recognized in our financial statements with respect to RSUs granted in 2007. Compensation expense is based on the grant date fair market value of the award. The RSUs were granted on May 24, 2007 and had a grant date fair market value of $62.16 per share.

(2) Amounts represent the FAS 123R compensation expense, excluding an estimate of forfeitures related to service-based vesting conditions, recognized in our financial statements with respect to the vested portion of stock options granted in 2007 and 2006 plus vesting that occurred in 2007 and 2006 for options granted in previous years. In addition, FAS 123R requires us to fully expense stock options when there is no risk of forfeiture of the award. Messrs. Termeer, Collier and Smith have each reached a company retirement eligibility threshold for option awards which provides for acceleration of vesting for stock options at termination of employment. Although option grants to Messrs. Termeer, Collier and Smith vest over four years and the company does not permit the exercise of unvested options, these grants have been fully expensed in 2007 and 2006 for Mr. Termeer and in 2007 for Messrs. Collier and Smith. Options awarded in 2005 were granted prior to our adoption of FAS 123R and, therefore, will continue to be expensed over the requisite nominal vesting period.

The option awards expense was determined using the Black-Scholes option valuation model, which estimates the value of an equity award using subjective assumptions which can vary over time. Valuation information for the 2007 option awards can be found below in the "Grants of Plan-Based Awards" table on page 28. For a more complete discussion of our adoption of FAS 123R and the relevant assumptions we use to calculate the grant date fair value of option awards, see the section "Accounting for Stock-Based Compensation" in "Note A. Summary of Significant Accounting Policies" and "Note M. Stockholders' Equity" of the "Notes To Consolidated Financial Statements" in our 2007 Annual Report on Form 10-K.

(3) Option award amounts include the following expense for options vested or expensed in 2007:

Grant Date	Henri A. Termeer Expense ($)	Michael S. Wyzga Expense ($)	Earl M. Collier, Jr. Expense ($)	Sandford D. Smith Expense ($)	Peter Wirth Expense ($)
5/25/00	3,876	—	—	—	—
5/31/01	13,670	—	—	—	—
5/29/03	875,454	165,875	165,875	82,938	165,875
5/27/04	1,989,293	350,289	350,289	246,500	350,289
5/26/05	2,517,799	408,772	408,772	287,325	408,772
5/25/06	—	400,868	1,364,098	1,318,375	400,868
5/24/07	4,640,360	334,905	1,044,081	1,044,081	334,905
Total	10,040,452	1,660,709	3,333,115	2,979,219	1,660,709

In 2007, each of Messrs. Collier and Smith reached a retirement eligibility threshold which provides for acceleration of vesting of stock options at termination of employment. Mr. Termeer reached this threshold in 2006. Amounts above represent the full FAS 123R expense for options granted in 2006 which do not fully vest until 2010, and in 2007 which do not fully vest until 2011.

Option award amounts include the following expense for options vested or expensed in 2006:

Grant Date	Henri A. Termeer Expense ($)	Michael S. Wyzga Expense ($)	Earl M. Collier, Jr. Expense ($)	Sandford D. Smith Expense ($)	Peter Wirth Expense ($)
1/30/97	—	—	75	—	—
5/25/00	9,757	—	—	—	—
5/31/01	13,670	—	—	—	—
5/30/02	845,157	130,697	258,649	99,216	260,691
5/29/03	2,144,568	406,339	406,339	203,170	406,339
5/27/04	1,992,545	350,861	350,861	246,902	350,861
5/26/05	2,521,933	409,443	409,443	287,797	409,443
5/25/06	11,638,520	643,546	643,546	689,270	643,546
5/24/07	0	0	0	0	0
Total	19,166,150	1,940,886	2,068,913	1,526,355	2,070,880

In 2006, Mr. Termeer reached a retirement eligibility threshold which provides for acceleration of vesting of stock options at termination of employment. Amounts above represent the full FAS 123R expense for options awarded in 2006, even though the options do not fully vest until 2010.

In addition to any expense for options that may be granted in future years, we will incur the following expense for options granted in prior years to the named executive officers as they vest:

Year	Henri A. Termeer Expense ($)	Michael S. Wyzga Expense ($)	Earl M. Collier, Jr. Expense ($)	Sandford D. Smith Expense ($)	Peter Wirth Expense ($)
2008	3,337,489	1,163,345	551,993	388,109	1,163,345
2009	1,008,773	774,122	163,777	115,119	774,122
2010	—	368,328	—	—	450,710
2011	—	82,382	—	—	—

In addition to any expense for RSUs that may be granted in future years, we will recognize expense over the vesting period for RSUs granted in 2007 to the named executive officers as follows:

Year	Henri A. Termeer Expense ($)	Michael S. Wyzga Expense ($)	Earl M. Collier, Jr. Expense ($)	Sandford D. Smith Expense ($)	Peter Wirth Expense ($)
2008	1,390,773	311,367	311,367	311,367	311,367
2009	1,386,973	310,516	310,516	310,516	310,516
2010	547,189	122,505	122,505	122,505	122,505

(4) In February 2008, the compensation committee evaluated the achievement of the 2007 annual cash incentive targets. For 2007, the company exceeded the operating income goals established in the 2007 budget by 12% and, in accordance with the corporate financial performance formula, the committee awarded the corporate performance cash incentive at 130% of target for all of the named executive officers. In addition, Mr. Termeer made recommendations to the committee for the individual performance component of each named executive officer's annual incentive based on his evaluation of each officer's performance for the year. Mr. Termeer discussed the company's 2007 performance and each executive's contribution in attaining strong financial results, increased stock price, continued product growth, and a continued development of a strong product pipeline. The committee reviewed and discussed the following recommendations and specific comments from Mr. Termmer related to each of the named executive officers:

- *Mr. Wyzga:* Mr. Termeer noted Mr. Wyzga's strengths at strategically planning for the long-term financial future of the company. In addition, Mr. Wyzga has built a strong and diverse senior finance team which, among other accomplishments, successfully obtained financial audit results with no significant deficiencies.
- *Mr. Collier:* Mr. Collier has played a key role over the last year in participating in and providing valuable contributions to strategic planning initiatives.
- *Mr. Smith:* Mr. Termeer reflected on Mr. Smith's unique and distinguished talents in his highly complex role as leader of the company's international commercial operations. Mr. Smith's organization had an outstanding year both in the performance in existing markets as well as in the expansion into new markets, noting that international sales accounts for nearly 50% of revenues.
- *Mr. Wirth:* Mr. Termeer noted Mr. Wirth's effective leadership in building a strong legal staff as advisors to the business. He also noted Mr. Wirth's significant contribution through shareholder and public outreach in supporting Mr. Termeer's and the board's intention to remain a strong, sustainable and independent company.

Following their review and assessment of each officer's performance, the committee awarded the individual performance component to the named executive officers other than Mr. Termeer at 100% to 105% of target. Aggregate total bonuses for the named executive officers, other than Mr. Termeer, ranged from 123% to 124% of target.

Mr. Termeer's individual performance target for 2007 was set at 40% of his total cash incentive, or $714,000. The compensation committee awarded Mr. Termeer 105% of his individual cash incentive, after considering a number of major accomplishments, including:

Financial Performance.

- The company closed the year with strong financial growth that exceeded the forecasted target and positioned the company well for 2008.

Acquisitions/Product Growth. Mr. Termeer continues to build and expand the company in multiple product areas:

- The Mozobil trial in Non-Hodgkin's lymphoma and multiple myeloma and Synvisc-One met primary endpoints;
- Renvela, our next generation Renagel product, was approved for sale in the U.S.;
- Investments in the Genetics business resulted in a 2007 revenue increase of 19%;
- A three-year analysis demonstrated robust, highly statistically significant treatment effect of Campath compared to Rebif for the treatment of multiple sclerosis;
- The acquisition of Bioenvision resulted in the company acquiring exclusive, world-wide rights to clofarabine;
- The successful launch for Myozyme;
- Strong organic and acquired growth in the Diagnostics business; and
- Campath MS moved to phase 3 clinical trials.

Business Strategy. Mr. Termeer continuously manages toward sustainable future growth through:

- Strong commercial activity in domestic and current global markets;
- Expansion in critical markets such as China and India;
- Continued opportunistic acquisition strategy;
- Continued breadth and depth of the product pipeline;
- Focused investment in research and development; and
- External recognition, including the award of the National Medal of Technology.

Operational Management.

- Mr. Termeer is recognized for managing continuous growth and expansion of global manufacturing facilities, which provides multiple technology platforms across and within manufacturing facilities.

(5) All other compensation above includes company contributions made under our retirement savings plan, a 401(k) plan.

(6) The three components we use to pay our executives are intended to reward the achievement of the financial, operational and strategic goals of the company. The cash compensation paid to our executives has a strong emphasis on the annual cash incentive to focus executives to achieve the annual objectives of the company. Our non-cash equity awards are intended to promote a long-term pay-for-performance environment that is directly tied to the performance of our stock. Our executives may or may not realize the full value of the stock options and RSUs granted, as any amounts realized are highly dependent on sustained growth and resulting strong stock price performance.

(7) All other compensation for Mr. Termeer for 2007 and 2006 includes insurance premiums totaling $28,103 in each year that we paid for life and disability insurance benefits. In addition, for security purposes we provide a driver to Mr. Termeer for commuting to and from work and work-related events. The benefit to Mr. Termeer for his personal commuting expenses was $66,420 for 2007 and $60,845 for 2006. This benefit is based on the driver's salary plus vehicle expenses, including gas, mileage, and vehicle lease expense. Mr. Termeer also received a grossed-up taxable benefit of $25,382 in 2006 for personal use of the corporate aircraft.

(8) For Mr. Wirth, all other compensation includes insurance premiums of $1,911 for 2007 and $1,913 for 2006 that we paid for life insurance benefits.

Our policy on the use of corporate aircraft. We pay for travel on private and commercial aircraft for our executives, but only if such travel is directly related to the performance by the executive of his or her job. We lease an aircraft for business travel and pay for the service based on the route traveled regardless of the passenger load. Employees authorized to use the aircraft for business travel are allowed to bring family members or guests along on the trip provided they have the prior approval of the chief executive officer and the chief financial officer. When an employee brings a family member or guest along on a business trip and does not reimburse the company for such costs, then the employee is considered to have received a benefit equal to the value of the trip. We use the equivalent cost of first class airfare method to calculate the value of this benefit. The value of the trip is determined by data on an equivalent first class trip as quoted by our independent travel agency.

In certain circumstances we consider the presence of spouses at business functions integral to the success of a business trip. A significant portion of our economic growth includes expansion into emerging markets, such as China and Southeast Asia. This expansion activity often includes ceremonial meetings with dignitaries of local governments. Spouses of our representatives are expected to attend these ceremonial meetings by the local dignitaries. Generally, the success of the meetings and the benefit to Genzyme is deemed to be substantial and therefore the cost of the spouse's flight is considered a normal business expense and no taxable fringe benefit is created. For similar reasons, we view the spouse's flight as integrally and directly related to the performance of the executive's duties and, consequently, do not consider the cost to represent a perquisite.

The specific facts and circumstances of each trip that includes spousal travelers are reviewed by us and may require the value of the spousal travel to be declared income to the employee for financial and/or tax reporting. When appropriate, the value of the travel will be reported as income to the employee and will be grossed up to pay the taxes due for this additional income.

GRANTS OF PLAN-BASED AWARDS

for the year ended December 31, 2007

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Henri A. Termeer	5/24/07	67,000	200,000	$62.16	8,805,080
Michael S. Wyzga	5/24/07	15,000	45,000	$62.16	1,976,481
Earl M. Collier, Jr.	5/24/07	15,000	45,000	$62.16	1,976,481
Sandford D. Smith	5/24/07	15,000	45,000	$62.16	1,976,481
Peter Wirth	5/24/07	15,000	45,000	$62.16	1,976,481

On May 24, 2007, stock options and RSUs were granted to the named executive officers, at the same time that stock options and RSUs were granted to all qualified, eligible employees of the company. The awards were approved by our compensation committee at a meeting held on May 23, 2007. The stock options have an exercise price of $62.16 per share, which was the closing price of our stock on May 24, 2007, the date of grant. The options have a ten-year term and vest 20% at grant with an additional 20% vesting annually over the next four years on the anniversary of the date of grant. RSUs vest 100% on the third anniversary of the date of grant.

The grant date fair value of the stock options granted in 2007 was $23.20 per share, computed in accordance with FAS 123R and based on the Black-Scholes option pricing model. The grant date fair value of the RSUs granted in 2007 was $62.16 per share, which was the closing price of our stock on the date of grant. We incorporate our discussion of the relevant assumptions we use to calculate the grant date fair value of equity awards into this section by reference from the section "Accounting for Stock-Based Compensation" in "Note A. Summary of Significant Accounting Policies" and "Note M. Stockholders' Equity" of the "Notes To Consolidated Financial Statements" in our 2007 Annual Report on Form 10-K.

Stock option and RSU awards for the named executive officers include vesting acceleration in the event of disability, or termination as a result of death or a change in control of the company. Nonstatutory options are transferable to defined family members. In addition, if the named executive officer reaches the age of 60 and has completed five years of service with the company, at termination of employment for any reason other than cause, vesting will be accelerated and the executive officer will have three years to exercise the options unless they otherwise would expire under their stated terms. This retirement eligibility provision does not apply to options granted before December 1, 2003. The named executive officers do not have any acceleration of vesting provision relating to retirement eligibility for RSU awards.

If a named executive officer leaves his employment with us for any reason other than death, disability, retirement (as described above) or following a change in control, he may exercise vested options for a period of 90 days from the date of termination. If terminated for cause, he may exercise vested options for a period of 90 days from the date of termination. Unvested options will be cancelled as of the date of termination. RSUs for Messrs. Termeer and Wirth will automatically vest if either of them terminate employment with us for any reason, other than retirement or for cause.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

for the year ended December 31, 2007

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested($)
Henri A. Termeer(3)	517	—	392.13	5/28/2008	67,000	4,987,4800
	1,751	—	124.69	5/28/2008		
	1,224	—	467.56	1/25/2009		
	4,148	—	95.76	1/25/2009		
	4,719	—	223.18	8/26/2009		
	8,421	—	226.83	5/25/2010		
	400,000	—	26.50	5/25/2010		
	500,000	—	53.47	5/31/2011		
	4,945	—	126.59	5/31/2011		
	—	7,417(3)	126.59	5/31/2011		
	5,614	—	274.31	5/31/2011		
	600,000	—	32.52	5/30/2012		
	6,181	—	85.74	5/30/2012		
	7,017	—	41.50	5/30/2012		
	475,000	—	46.24	5/29/2013		
	368,000	92,000	43.90	5/27/2014		
	255,000	170,000	62.98	5/26/2015		
	160,000	240,000	58.50	5/25/2016		
	40,000	160,000	62.16	5/24/2017		

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested($)
Michael S. Wyzga	254	—	460.02	2/2/2008	15,000	1,116,600
	42	—	392.13	5/28/2008		
	143	—	124.69	5/28/2008		
	41	—	139.53	12/23/2008		
	144	—	467.56	1/25/2009		
	488	—	95.76	1/25/2009		
	287	—	223.18	8/26/2009		
	343	—	226.75	5/25/2010		
	592	—	135.25	2/9/2011		
	791	—	126.59	5/31/2011		
	505	—	274.31	5/31/2011		
	29,224	—	32.52	5/30/2012		
	954	—	85.74	5/30/2012		
	166	—	41.50	5/30/2012		
	90,000	—	46.24	5/29/2013		
	64,800	16,200	43.90	5/27/2014		
	41,400	27,600	62.98	5/26/2015		
	27,600	41,400	58.50	5/25/2016		
	9,000	36,000	62.16	5/24/2017		

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested($)
Earl M. Collier, Jr.	90	—	392.13	5/28/2008	15,000	1,116,600
	306	—	124.69	5/28/2008		
	484	—	467.56	1/25/2009		
	1,640	—	95.76	1/25/2009		
	4,719	—	223.18	8/26/2009		
	4,373	—	26.50	5/25/2010		
	479	—	226.75	5/25/2010		
	4,945	—	135.25	2/9/2011		
	21,000	—	53.47	5/31/2011		
	3,115	—	126.59	5/31/2011		
	505	—	274.31	5/31/2011		
	36,820	—	32.52	5/30/2012		
	3,708	—	85.74	5/30/2012		
	651	—	41.50	5/30/2012		
	90,000	—	46.24	5/29/2013		
	—	16,200	43.90	5/27/2014		
	41,400	27,600	62.98	5/26/2015		
	27,600	41,400	58.50	5/25/2016		
	9,000	36,000	62.16	5/24/2017		

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested($)
Sandford D. Smith	98	—	392.13	5/28/2008	15,000	1,116,600
	166	—	124.69	5/28/2008		
	201	—	467.56	1/25/2009		
	683	—	95.76	1/25/2009		
	287	—	223.18	8/26/2009		
	407	—	226.75	5/25/2010		
	351	—	135.25	2/9/2011		
	32,000	—	53.47	5/31/2011		
	370	—	126.59	5/31/2011		
	308	—	274.31	5/31/2011		
	791	—	85.74	5/30/2012		
	241	—	41.50	5/30/2012		
	16,700	—	46.24	5/29/2013		
	11,400	11,400	43.90	5/27/2014		
	29,100	19,400	62.98	5/26/2015		
	27,600	41,400	58.50	5/25/2016		
	9,000	36,000	62.16	5/24/2017		

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested($)
Peter Wirth	112	—	392.13	5/28/2008	15,000	1,116,600
	763	—	124.69	5/28/2008		
	232,180	—	29.44	1/25/2009		
	610	—	467.56	1/25/2009		
	2,067	—	95.76	1/25/2009		
	287	—	223.18	8/26/2009		
	48,216	—	26.50	5/25/2010		
	1,208	—	226.75	5/25/2010		
	520	—	135.25	2/9/2011		
	62,000	—	53.47	5/31/2011		
	642	—	126.59	5/31/2011		
	1,571	—	274.31	5/31/2011		
	185,300	—	32.52	5/30/2012		
	1,468	—	85.74	5/30/2012		
	2,245	—	41.50	5/30/2012		
	90,000	—	46.24	5/29/2013		
	64,800	16,200	43.90	5/27/2014		
	41,400	27,600	62.98	5/26/2015		
	27,600	41,400	58.50	5/25/2016		
	9,000	36,000	62.16	5/24/2017		

(1) Includes stock options originally granted in our Biosurgery and Molecular Oncology tracking stocks which were converted into stock options for Genzyme Stock on June 30, 2003. A total of 92,627 of these converted options are exercisable and 7,417 are unexercisable with exercise prices from $41.50 to $467.56.

(2) Unless otherwise noted, stock options vest 20% on the date of grant and 20% per year over four years on the anniversary of the date of grant. Stock options expire 10 years from their date of grant.

(3) On May 31, 2001, Mr. Termeer was granted stock options for our Biosurgery Stock which converted to options for Genzyme Stock in 2003. These options vest on May 31, 2008, however, vesting may be accelerated upon (a) completion of two consecutive fiscal years in which the average Total Shareholder Return for Genzyme Stock equals or exceeds the 75th percentile of the S&P Biotechnology Index, and (b) the share price for Genzyme Stock has appreciated at a rate equal to or greater than a compounded annual rate of ten percent from the date of grant.

OPTION EXERCISES AND STOCK VESTED

for the year ended December 31, 2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired On Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
Henri A. Termeer	465,802	20,987,390	—	—
Michael S. Wyzga	5,140	265,618	—	—
Earl M. Collier, Jr.	32,400	1,007,640	—	—
Sandford D. Smith	50,000	1,353,028	—	—
Peter Wirth	—	—	—	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Due to factors such as the timing during the year of an event, the company's stock price and the executive's age, any of which can affect the nature and amount of any benefits provided upon the events discussed below, actual amounts paid or distributed may vary.

Termination outside of a change in control. The employment agreements for Messrs. Termeer and Wirth provide for the following payments upon termination by us without cause prior to a change in control:

- a lump sum payment of two times the sum of the annual salary and annual cash incentive;
- continued health, life and disability insurance and other benefits for two years from the date of termination, except to the extent comparable benefits are provided by a new employer; and
- full vesting of all non-performance based rights, options or awards under our equity incentive plans.

Assuming the employment of Messrs. Termeer and Wirth had been terminated by us without cause prior to a change in control on December 31, 2007, they would have been entitled to the following payments:

	Lump Sum Base+Bonus ($)	Benefits ($)	Value of Accelerated Equity Awards ($)(1)	Total ($)(2)
Henri A. Termeer	6,495,000	139,685	15,535,760	22,170,445
Peter Wirth	2,290,125	62,112	3,029,640	5,381,877

(1) Assumes a stock price of $74.44, which was the closing price of our stock on December 31, 2007, the last trading day of the year.

(2) Cash payment amounts are based on the following components:

- base pay using salary as of December 31, 2007;

- annual cash incentive, calculated by taking the higher of (a) the last cash incentive paid, or (b) the average of the last two cash incentives paid, times the multiplier;
- health benefits, based on COBRA rates as of December 31, 2007;
- life and disability insurance premiums, based on current formula calculations; and
- accrued vacation balances as of December 31, 2007.

Termination due to death or disability. Under the employment agreements with Messrs. Termeer and Wirth, in the event that their employment is terminated due to death or disability, we will pay all amounts earned, as of the date of termination, under any compensation or benefit plan of the company at the time such payments are due. In addition, under the terms and conditions of all of the named executive officers' equity awards, all non-performance based rights, options or awards under our equity incentive plans would be fully vested and not subject to forfeiture or repurchase. Assuming the employment of the named executive officers had been terminated due to death or disability on December 31, 2007, they would have been entitled to the following payments:

	Accrued Vacation ($)	Value of Accelerated Equity Awards ($)(1)	Total ($)
Henri A. Termeer	29,847	15,535,760	15,565,607
Michael S. Wyzga	35,259	3,029,640	3,064,899
Earl M. Collier, Jr.	30,444	3,029,640	3,060,084
Sandford D. Smith	19,489	2,789,076	2,808,565
Peter Wirth	37,649	3,029,640	3,067,289

(1) Assumes a stock price of $74.44, which was the closing price of our stock on December 31, 2007, the last trading day of the year.

Termination with retirement eligibility. Under the terms and conditions of the named executive officers' equity awards, if their employment is terminated other than for cause (and for Mr. Termeer, in the event of his voluntary resignation) after they have reached retirement eligibility (defined as age 60 plus completion of at least five years of service), they will receive full vesting of their outstanding non-performance based stock options under our equity incentive plans. None of our named executive officers receive any accelerated vesting for RSUs. Messrs. Termeer, Collier and Smith have met the retirement eligibility definition, and assuming these executive officers had terminated their employment on December 31, 2007, they would have been entitled to accelerated vesting of stock options with the following value:

	Value of Accelerated Stock Options ($)(1)
Henri A. Termeer	10,548,280
Earl M. Collier, Jr.	1,913,040
Sandford D. Smith	1,672,476

(1) Assumes a stock price of $74.44, which was the closing price of our stock on December 31, 2007, the last trading day of the year.

Termination following a change in control. Under the employment agreements with Messrs. Termeer and Wirth, upon termination following a change in control of the company, by us other than for cause or as a result of death or disability, or by Mr. Termeer or Mr. Wirth for good reason, we must:

- make a lump sum severance payment of three times the sum of the annual salary and annual cash incentive;
- continue life, disability, accident and health insurance coverage for three years, except to the extent comparable benefits are provided by a new employer; and
- in certain circumstances, pay legal costs and relocation expenses associated with the termination.

Under the severance agreements with Messrs. Collier, Smith and Wyzga, upon termination of employment following a change in control of the company, by us without cause or by the named executive officer for good reason, we must:

- make a lump sum severance payment of two times the sum of the annual salary and annual cash incentive;
- continue life, disability, accident and health insurance plans for two years following the date of termination, except to the extent comparable benefits are provided by a new employer;
- provide outplacement services; and
- in certain circumstances, pay legal costs and relocation expenses associated with such termination.

In addition, under the terms and conditions of the named executive officers' equity awards, upon a change in control they will receive full vesting of their outstanding stock options and RSUs awarded under our equity incentive plans. Assuming the employment of our named executive officers had been terminated following a change in control of the company by us without cause on December 31, 2007, they would have been entitled to the following payments:

	Lump Sum Base+Bonus ($)	Benefits ($)	Value of Accelerated Equity Awards ($)(1)	Total ($)(2)
Henri A. Termeer	9,742,500	403,196	15,535,760	25,681,456
Michael S. Wyzga	1,858,125	328,689	3,029,640	5,216,454
Earl M. Collier, Jr.	1,942,125	322,304	3,029,640	5,294,069
Sandford D. Smith	1,734,062	311,234	2,789,076	4,834,372
Peter Wirth	3,435,188	281,843	3,029,640	6,746,671

(1) Assumes a stock price of $74.44, which was the closing price of our stock on December 31, 2007, the last trading day of the year.

(2) Cash payment amounts are based on the following components:

- base pay using salary as of December 31, 2007;
- annual cash incentive, calculated by taking the higher of (a) the last cash incentive paid, or (b) the average of the last two cash incentives paid, times the multiplier;
- health benefits, based on COBRA rates as of December 31, 2007;
- life, accident and disability insurance premiums, based on current formula calculations;
- accrued vacation balances as of December 31, 2007;
- outplacement services, using the maximum provided for in the agreements;

- relocation services, based on most recent costs paid by us for executive relocation; and
- legal fees, based on an estimate of average attorney rates and hours of estimated services needed.

Under the employment agreements with Messrs. Termeer and Wirth, a "change in control" would be deemed to have occurred if:

(A) any person, other than the company or an affiliate of the company, becomes the beneficial owner, directly or indirectly, of our securities representing 30% or more of the combined voting power of our then outstanding securities;

(B) during any period of 24 consecutive months, the individuals who at the beginning of such period constituted our board of directors or any individuals who would be continuing directors cease for any reason to constitute a majority of our board of directors;

(C) our shareholders approve a merger or consolidation other than (i) one where the Genzyme shareholders prior to the merger or consolidation would continue to hold at least 50% of the voting securities of the surviving company or (ii) one effected to implement a recapitalization of the company where no person acquires 30% or more of the combined voting power of our then outstanding securities; or

(D) our shareholders approve a plan of complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets.

Under the severance agreements with Messrs. Wyzga and Collier and Smith, a "change in control" would be deemed to have occurred if:

(A) any person, other than Genzyme or our affiliate, becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the combined voting power of our then outstanding securities;

(B) during any period of 24 consecutive months, the individuals who at the beginning of such period constituted our board of directors or any individuals who would be continuing directors cease for any reason to constitute a majority of our board of directors;

(C) there is consummated a merger, share exchange or consolidation with any other company or the sale of all or substantially all of our assets (each a business combination), other than (i) a business combination that would result in the Genzyme shareholders prior to the business combination continuing to hold a majority of the voting power of the surviving entity or (ii) a business combination effected to implement a recapitalization of the company where no person becomes the beneficial owner of 50% or more of the voting power of our then outstanding securities, or

(D) our shareholders approve a plan of complete liquidation of the company.

EQUITY PLANS

The following table provides information about shares of our stock that may be issued under our 2001 Equity Incentive Plan, 2004 Equity Incentive Plan, 2007 Director Equity Plan, Directors' Deferred Compensation Plan and 1999 Employee Stock Purchase Plan, as of December 31, 2007:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	36,096,715(1)	$51.01	10,573,671(2)
Equity compensation plans not approved by security holders	—	—	—
Total	36,096,715	$51.01	10,573,671

(1) Includes options outstanding assumed in the following acquisitions:

	Acquisition Date	Options Outstanding	Weighted-average exercise price ($)
Ilex	December 2004	104,591	58.37
Focal	June 2001	1,962	375.16
Novazyme	September 2001	1,484	3.93
Biomatrix	December 2000	14,034	404.33
Geltex	December 2000	70,563	13.13

Also includes 13,886 shares in deferred compensation obligations that may be paid out in shares of our common stock.

(2) Includes 1,445,791 shares that may be issued under our Employee Stock Purchase Plan plus 92,076 shares reserved under our Directors' Deferred Compensation Plan.

PROPOSAL TO AMEND OUR 2004 EQUITY INCENTIVE PLAN

The board of directors recommends that you approve the increase of 2,250,000 shares authorized for issuance under the 2004 Equity Incentive Plan.

General

The purpose of the 2004 Equity Incentive Plan is to:

- attract, motivate and retain key employees and consultants capable of contributing to the successful performance of the company;
- provide an incentive through stock ownership for participants to achieve long-range performance goals and create value for shareholders; and
- enable employees and consultants to participate in our long-term growth.

The plan provides for the grant of incentive and nonstatutory stock options, restricted stock and restricted stock units (RSUs). The maximum number of shares of our stock available for issuance under the plan is currently 39,138,951 shares. The plan currently limits the number of shares that can be granted as restricted stock or RSUs to 3,200,000 shares. As of March 31, 2008, approximately 10,000 employees and consultants were eligible for grants under the plan. The closing price of our stock on March 31, 2008 as reported by NASDAQ was $74.54. The plan will expire on May 27, 2014.

Administration and Eligibility

Our compensation committee has adopted standards for the grant of awards under the plan to eligible employees and consultants. The committee also periodically reviews the standards to determine if the levels of awards appropriately reflect our growth and the value of our stock. The committee determines the terms and conditions of each award, including:

- who will participate in equity awards;
- the type of equity awards;
- the form of payment of the exercise price, if applicable;
- the number of shares subject to awards;
- when the awards vest, or become exercisable; and
- the terms of exercise or issuance.

The exercise price of any stock option grant may not be less than 100% of the fair market value of the stock on the date of grant. The term of an option grant may not exceed 10 years. In addition, option grants under the plan may not be re-priced without shareholder approval.

The standards for granting awards under the plan include a new hire award matrix and a general award matrix. The new hire matrix determines the number of options and RSUs that may be awarded to eligible new employees, other than executive officers, when they are hired. Eligibility for new hire awards is limited and the size of the grants are based on the employee's base compensation at his or her date of hire. The general award matrix is based on an employee's base compensation or job plus an individual performance review rating. In order to qualify for an award under the general award matrix, an employee must have a rating of at least "successfully meets expectations." The senior or executive vice president responsible for a business unit or function approves the performance ratings for each employee in that business unit or function. In addition, individual stock option grants may be awarded during the year under a recognition program where individuals are nominated and vetted through a formal approval process.

Summary of our Equity Compensation Program

We believe our compensation programs must be competitive with the programs at our peer companies to attract and retain the talented people who are crucial to our success. We have analyzed the compensation programs of our peer group, and this analysis has shown that equity continues to be a critical component of compensation packages. Our current program recognizes that using a combination of both stock options and RSUs is a responsible and reasonable approach to continuing to use equity as part of our overall compensation philosophy and program.

Stock options are inherently performance-based because their value is directly tied to the price of our stock over time. Our employees only benefit from stock options when the price of our stock has increased, as do shareholders. Restricted stock units are also directly tied to the price of our stock over time. Although employees will always realize value when vesting restrictions lift, typically after three years, they will only realize that value after a substantial period of service, which encourages them to approach their jobs with a long-term perspective. During that time, employees will be motivated to build value for the company and its shareholders. Value creation, as measured by our stock price, clearly aligns our equity program with shareholder interests.

We also believe that equity should be distributed responsibly. Our compensation committee limits the total number of equity awards that may be granted in a fiscal year to a stated percentage of shares outstanding. The objective of this philosophy is to manage the potential dilutive impact of the awards granted while continuing to provide awards to substantially all of our employees. We have decreased the total number of awards granted every year since 2004. Total awards granted in 2007 were 47% of the total number of grants in 2004. During this same three-year period, our employee population has increased 79%, from approximately 5,600 in 2004 to nearly 10,000 at the end of 2007.

Our current reserves will not be sufficient to carry our equity program through the next year. Without an adequately funded program, it would be extremely difficult to plan for an equity component of compensation going forward. On February 27, 2008, the compensation committee reviewed our existing equity plans, our history of granting stock options and RSUs, and our intentions for using equity as part of our total compensation program for the coming year. This will result in a shortage of shares going forward that will impact our ability to remain competitive in attracting and retaining employees unless and until our shareholders approve the issuance of additional shares. Following that review, the compensation committee recommended to the board, and on February 28, 2008, the board approved, subject to shareholder approval, an increase of 2,250,000 shares available for issuance under the 2004 Equity Incentive Plan. All of these shares may be used for the issuance of restricted stock or RSUs. This amendment would increase the number of shares that can be granted as restricted stock or restricted stock units to 5,450,000 shares of the total number of shares authorized under the plan.

The effect of the proposed shares increase would be as follows:

Shares currently authorized	39,138,951
Proposed increase	2,250,000
Proposed total authorized	41,388,951

All shares are subject to adjustment for stock splits, stock dividends and certain transactions affecting our capital stock.

If the amendments are approved, the amount of awards that will be received or allocated to our named executive officers, our other employees and our consultants is not determinable at this time because such benefits would be awarded in the future.

Awarding both RSUs and stock options will use significantly fewer shares while delivering comparable value to our employees. The 2,250,000 shares we are requesting approval for is 64% of the number of shares we requested last year, and 32% of the number we requested in 2006. We believe that using RSUs provides us with a useful tool that allows us to continue to grant broad-based equity incentives to employees while managing share usage and dilution.

Our board believes that the requested additional shares to the 2004 Equity Incentive Plan will provide sufficient shares to meet our needs for equity awards until the May 2009 annual meeting of shareholders.

The following table shows, as of March 31, 2008, the number of shares outstanding and available for grant from all of our existing equity plans:

Plan	Options Outstanding(1)	RSUs Outstanding(2)	Available for Grant
2001 Equity Incentive Plan	8,445,363	—	185,245
2004 Equity Incentive Plan	23,967,144	1,298,929	8,541,192
2007 Director Equity Plan	615,016	—	257,375
Assumed Options	155,762	—	0
	33,183,285	1,298,929	8,983,812

(1) These options outstanding have a weighted average exercise price of $53.30 and a remaining contractual life of 6.3 years. The Assumed Options consist of options assumed in the acquisitions of Biomatrix, Inc. and GelTex Pharmaceuticals, Inc. in 2000, Focal, Inc. and Novazyme Pharmaceuticals, Inc. in 2001 and ILEX Oncology, Inc. in 2004. All stock options granted from our plans have been granted at a minimum exercise price that is equal to the fair market value of the underlying stock on the date of grant and have a maximum term of 10 years.

(2) The RSUs have a remaining recognition period of 2.1 years.

Federal Income Tax Consequences Relating to the Plan

The following is a summary of the principal U.S. federal income tax consequences generally applicable to stock option awards to a U.S. employee under the plan. Note that there may be state, local, foreign and other taxes applicable to participants in the plan which are not described below.

The grant of a stock option does not result in taxable income to the option holder or in a tax deduction for us. An employee exercising an Incentive Stock Option ("ISO") has no taxable income upon exercise for regular income tax purposes, but may be subject to the alternative minimum tax. No tax deduction is available to us upon the exercise of an ISO. Upon the exercise of a nonstatutory stock option, the employee has ordinary income equal to the excess of the fair market value of the shares acquired on the date of exercise over the option exercise price (the spread at exercise), and a corresponding deduction is available to us.

An employee who disposes of shares acquired upon exercise of an ISO within one year following the date of exercise or within two years from the date of grant will have income, taxable at ordinary income rates, equal to the spread at exercise (or, with limited exceptions, to the gain on sale, if less), and a corresponding deduction will be available to us. Any additional gain recognized in the disposition will be taxed as a capital gain, either at long-term or at short-term gain rates depending on the employee's tax holding period in the shares. Any gain or loss recognized upon a sale or exchange of shares acquired upon exercise of a nonstatutory stock option will be taxed as a capital gain or loss, long-term or short-term depending on the holder's tax holding period in the shares. We are not entitled to claim a deduction for any such gain or loss.

With limited exceptions, an ISO exercised more than three months following termination of the optionee's employment will be treated for tax purposes as a nonstatutory stock option, as will ISOs granted to any employee to the extent that, in the aggregate, they first become exercisable in any calendar year for stock having a fair market value (determined as of the time of grant) in excess of $100,000.

Under Section 162(m) of the Internal Revenue Code, the deduction available to a public corporation for compensation in any year to any of its chief executive officer or other four highest-paid named executive officers in office at the end of the year is limited to $1 million, subject to several important exceptions. Qualifying performance-based compensation is not subject to this deduction limit. The compensation associated with a stock option is treated as performance-based for this purpose if the stock option is granted with an exercise price at least equal to the fair market value of the underlying stock and is granted under a plan the material terms of which, including limits on the number of options that may be granted to any person in a specified period, are approved by stockholders. Stock options granted under the plan are intended to be eligible for this performance-based exception.

Section 409A of the Internal Revenue Code requires acceleration of income and imposes an additional 20% tax, and in some cases an additional tax in the nature of interest, in the case of "nonqualified deferred compensation" arrangements that do not comply with the requirements of Section 409A. Stock options granted under the plan are intended to be eligible for an exemption from the requirements of Section 409A.

Under the so-called "golden parachute" provisions of the Internal Revenue Code, the accelerated vesting of stock options in connection with a change of control may be required to be valued and taken into consideration to determine whether an option holder has received a compensatory payment, contingent on the change in control, in excess of certain limits. If these limits are exceeded, a substantial portion of amounts payable to the option holder, including income recognized by reason of the grant, vesting or exercise of stock options, may be subject to an additional 20% federal tax and a corresponding tax deduction may not be available to us.

PROPOSAL TO AMEND OUR 2007 DIRECTOR EQUITY PLAN

The board of directors recommends that you approve amendments to the 2007 Director Equity Plan to specify the automatic grant provisions under the plan.

The purpose of the 2007 Director Equity Plan is to attract and retain qualified persons, who are not also officers or employees of Genzyme, to serve as directors. The plan is designed to encourage stock ownership by these directors and provide incentives for them to promote our success as a whole. There are currently seven members of the board who are eligible to participate in the plan. Mr. Termeer is not eligible to participate in the plan.

The plan, like the 2004 Equity Incentive Plan we use for our employees, provides for the grant of stock options, restricted stock and RSUs. All options granted under the plan are nonstatutory stock options. The maximum number of shares that may be granted as restricted stock or RSUs is limited to 100,000 shares. All awards made to directors under the plan are automatic. In addition, all questions of interpretation with respect to the plan and awards granted under it are determined by a committee consisting of all directors not eligible to participate in the plan. The grant of restricted stock and RSUs will use significantly fewer shares than granting stock options alone, while delivering comparable value. This will allow us to grant equity incentives to directors while managing overall share usage and dilution.

The plan currently provides that at each annual meeting of shareholders, or, in the case of directors elected other than at an annual meeting, each director who is eligible to receive options under the plan will automatically be granted options to purchase 15,000 shares of our stock. The options will become exercisable on the date of the next annual meeting of shareholders, provided the option holder is a director at the opening of business on that date. The options will have an exercise price equal to the fair market value of the stock on the date of grant and will have a term of ten years.

Description of Amendments to the Plan

Shareholders approved the 2007 Director Equity Plan at the May 24, 2007 annual meeting of shareholders. Although the plan included an authorization to grant restricted stock and restricted stock units, it did not specify the number of awards to be made under the automatic grant provisions of the plan.

In August 2007, at the time that it conducted its annual review of director compensation, the compensation committee considered the automatic award provisions of the plan to provide for the award of restricted stock and/or RSUs. The committee recommended to the board, and the board approved, subject to shareholder approval, amendments to modify the automatic award provisions in Sections 7(a) (f) and (g), to determine award granting procedures for stock options, restricted stock and/or RSUs. If approved by shareholders, at each annual meeting of shareholders, or, in the case of directors elected other than at an annual meeting, each director who is eligible to receive an award under the plan will automatically be granted stock options to purchase 7,500 shares of our stock and RSUs for 2,500 shares of our stock. The stock options will become exercisable and RSUs will vest on the date of the next annual meeting of shareholders, provided a participant is a director at the opening of business of that date. Stock options will have an exercise price equal to the fair market value of the stock on the date of grant and will have a term of ten years.

If shareholders do not approve the amendments to the plan, directors will continue to be granted stock options to purchase 15,000 shares of our stock under the existing provisions of the plan.

The maximum number of shares available for issuance under the plan is 960,291 shares. The following table shows, as of March 31, 2008, the number of shares outstanding and available for grant under the plan:

Available for grant	257,375
Outstanding stock options	615,016
Total authorized but unissued	872,391

All shares are subject to adjustment for stock splits, stock dividends and certain other transactions affecting our capital stock.

The closing price of our stock on March 31, 2008 as reported by NASDAQ was $74.54. Our board believes that the shares currently authorized under the plan will provide for sufficient shares to meet our needs for director awards until 2010.

If the amendments are approved by shareholders at the annual meeting, non-employee directors elected at the meeting and those continuing in office will be granted stock options and RSUs for an aggregate 70,000 shares of our stock as outlined in the table below. The stock options will be granted as of the date of the annual meeting in accordance with the terms of the plan. RSUs will be valued based on the closing price of our stock on the grant date.

	New Plan Benefits 2007 Director Equity Plan	
Name and Position	**Number of Stock Options**	**Number of RSUs**
Non-Executive Director Group	52,500	17,500

Federal Income Tax Consequences Relating to the Plan

The following is a summary of the principal U.S. federal income tax consequences generally applicable to stock option awards to a U.S. director under the plan. Note that there may be state, local, foreign and other taxes applicable to participants in the plan which are not described below.

Options granted under the plan are nonstatutory stock options. A director does not realize taxable income when a nonstatutory option is granted. When the option is exercised, the director will recognize ordinary income in an amount equal to the difference between the amount paid for the shares and the fair market value of the shares on the date of exercise. We are allowed a tax deduction for the same amount. Any gain or loss recognized upon a later sale or exchange of the shares is treated as a capital gain or loss, long-term or short-term depending on the holder's tax holding period in the shares. We are not entitled to claim a deduction for any such gain or loss.

Section 409A of the IRS Code requires acceleration of income and imposes an additional 20% tax, and in some cases an additional tax in the nature of interest, in the case of "nonqualified deferred compensation" arrangements that do not comply with the requirements of Section 409A. Stock options granted under the plan are intended to be eligible for an exemption from the requirements of Section 409A.

PROPOSAL TO RATIFY OUR SELECTION OF AUDITORS

The board of directors recommends that you ratify the selection of auditors for fiscal year 2008.

The audit committee has appointed PricewaterhouseCoopers LLP to serve as our auditors for the fiscal year ending December 31, 2008. The firm of PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the books and accounts of the company since 1989 and have audited our financial statements for the years ending December 31, 2007, 2006 and 2005. Detailed disclosure of the audit and tax fees we paid to PricewaterhouseCoopers LLP in 2007 and 2006 may be found on page 43 of this proxy statement. Based on these disclosures and information in the audit committee report on page 12 of this proxy statement, our audit committee is satisfied that our accountants are sufficiently independent of management to perform their duties properly. Although not legally required to do so, our board considers it desirable to seek, and recommends, shareholder ratification of its selection of auditors for fiscal year 2008.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

The audit committee is responsible for reviewing and approving all material transactions between us and any related person. Related persons can include any of our directors or executive officers, certain of our shareholders, and any of their immediate family members. This obligation is set forth in our audit committee charter. In evaluating related person transactions, the committee members apply the same standards of good faith and fiduciary duty they apply to their general responsibilities as a committee of the board and as individual directors. The committee will approve a related person transaction when, in its good faith judgment, the transaction is in the best interest of the company. To identify related person transactions, each year, we require our directors and officers to complete a questionnaire identifying any transactions with us in which the officer or director or their family members have an interest.

In addition, our Corporate Code of Conduct describes our expectation that all directors, officers and employees who may have a potential or apparent conflict of interest to notify their supervisor or our legal department. A copy of our Corporate Code of Conduct is posted on the corporate governance section under "Our Commitment" of our Web site.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our executive officers and directors are required under Section 16(a) of the Securities Exchange Act of 1934 to file reports of ownership and changes in ownership of our securities with the SEC. Our staff assists our executive officers and directors in preparing ownership reports and reporting ownership changes, and typically files these reports on their behalf. Based on a review of the copies of reports filed by us and written representations that no other reports were required, we believe that during 2007 our executive officers and directors complied with all Section 16(a) filing requirements.

INDEPENDENT AUDITORS

The firm of PricewaterhouseCoopers LLP, independent registered public accounting firm, audited our financial statements for the years ending December 31, 2007, 2006 and 2005. Representatives of PricewaterhouseCoopers are expected to attend the annual meeting to answer any questions and will have the opportunity to make a statement if they wish.

Effective June 1, 2002, our audit committee instituted an "Outside Auditor Independence" policy, which permits the utilization of our independent auditors for audit, audit-related, and tax services only, subject to the audit committee's approval, and limits the audit-related and tax services to 100% of the total anticipated audit service fees for each year. This policy prohibits the utilization of our independent auditors for services other than audit, audit-related and tax services, and requires quarterly reports to our audit committee. The policy lists specific services which the committee allows, as well as specific services which are prohibited, consistent with the SEC's release number 33-8183 ("Strengthening the Commission's Requirements Regarding Auditor Independence"), effective May 6, 2003.

The following table presents fees for professional services rendered for the two most recent fiscal years. The audit-related and tax fees for 2007 and 2006 did not exceed 100% of total audit fees for the respective years. There are no other fees in 2007 and 2006 other than as set forth below.

	2007	2006
	(amounts in thousands)	
Audit fees(1)	$4,532	$4,081
Audit-related fees(2)	239	299
Tax fees		
Tax compliance	$1,170	$1,176
Other tax(3)	276	138

(1) Audit fees include fees incurred for professional services rendered by PricewaterhouseCoopers LLP for the audit of our annual financial statements and of our internal controls over financial reporting, the review of our interim financial statements included in our Form 10-Q, the statutory audits of our foreign subsidiaries and accounting consultations necessary for the rendering of an opinion on our financial statements.

(2) Audit-related services include services in connection with the SEC registration statements, due diligence and other acquisition-related services, and statutorily required audits of the financial statements of various benefit plans.

(3) Other tax services include acquisition-related tax structuring, worldwide tax planning and other tax consultation.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Our board, upon the recommendation of the nominating and corporate governance committee, has adopted a process for shareholders to send communications to the board. Shareholders may communicate directly with our board, any committee of the board or any individual board member by sending correspondence to the Secretary, Genzyme Corporation, 500 Kendall Street, Cambridge, MA 02142 or by logging on to our corporate Web site, www.genzyme.com, and accessing the link "Email Board of Directors" that we have provided under corporate governance in the "Our Commitment" area. We provide the board with copies of all business communications received by us periodically throughout the year.

SHAREHOLDER PROPOSALS

Shareholders who wish to present proposals for inclusion in our proxy materials for our 2009 annual meeting should follow the procedures prescribed in Rule 14a-8 under the Securities Exchange Act of 1934 and our bylaws. Those procedures require that we receive a shareholder proposal in writing no later than December 11, 2008. Under our bylaws, director nominations may be made by shareholders if notice is timely given. To be timely, a notice with respect to the 2009 annual meeting of shareholders must be received by us no earlier than January 25, 2009 and no later than February 24, 2009, unless the date of the 2009 annual meeting of shareholders is more than 30 days from the anniversary date of the 2008 annual meeting of shareholders, in which event our bylaws provide different notice requirements. The notice must contain specified information about you and the nomination. If any shareholder proposal is submitted after February 24, 2009, our board will be allowed to use its discretionary voting authority if the proposal is raised and considered at the annual meeting without any discussion of the matter in the proxy statement. If you are interested in the procedures required to submit a proposal, please contact Genzyme Corporation, 500 Kendall Street, Cambridge, Massachusetts 02142, Attention: Secretary, telephone: (617) 252-7500.

SEC FILINGS

We file annual, quarterly and current reports, as well as other information with the SEC. You can obtain any of them from the SEC at its Internet Web site at www.sec.gov or at its Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The documents are also available from us without charge by requesting them in writing or by telephone from Genzyme Corporation, 500 Kendall Street, Cambridge, Massachusetts 02142, Attention: Shareholder Relations, telephone: (617) 768-6686.

STOCK MARKET INFORMATION

Our common stock, which we refer to as Genzyme Stock, is traded on The Nasdaq Stock Market, Inc. ("NASDAQ®") system under the symbol "GENZ". As of February 27, 2008, there were 3,290 stockholders of record of Genzyme Stock. The following table sets forth, for the periods indicated, the high and low sale price of Genzyme Stock as reported by NASDAQ.

	2007		2006	
	HIGH	LOW	HIGH	LOW
GENZYME STOCK				
First Quarter	$ 68.77	$59.07	$ 75.34	$65.49
Second Quarter	67.89	59.79	68.47	54.64
Third Quarter	66.00	58.71	70.31	57.74
Fourth Quarter	76.90	62.30	70.50	59.71

We have never paid any cash dividends on any series of our common stock and we do not anticipate paying cash dividends in the foreseeable future.

GENZYME STOCK PERFORMANCE

The graph below compares the five-year cumulative total shareholder returns for our common stock to that of the S&P 500 Composite Index and the NASDAQ® Pharmaceutical Index. The cumulative returns are based on a $100 investment on January 1, 2003, with all dividends being reinvested. The comparisons shown in the graph are based upon historical data and we caution that the stock price performance shown in the graph is not indicative of, nor intended to forecast, the potential future performance of our stock. Prior to December 31, 2003, the Genzyme Stock prices used in this table reflect Genzyme General Stock before the elimination of our tracking stock structure. Information used in the graph was obtained from Standard and Poor's and the Nasdaq Global Select Stock Market®, sources we believe to be reliable, but we are not responsible for errors or omissions in such information.



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SHAREHOLDER INFORMATION

Corporate Headquarters
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142

Registrar and Transfer Agent
American Stock Transfer and Trust Company, Inc.
59 Maiden Lane
New York, New York 10038
(212) 936-5100

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes, and changes of ownership or name in which shares are held.

Independent Accountants
PricewaterhouseCoopers LLP
Boston, Massachusetts

SEC Form 10-K
A copy of Genzyme Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available free of charge upon request to Corporate Communications, Genzyme Corporation, 500 Kendall Street, Cambridge, Massachusetts 02142.

Annual Meeting
The annual meeting of shareholders will be held on Thursday, May 22, 2008 at 2:00 p.m. at Le Meridien Cambridge, 20 Sidney Street, Cambridge, Massachusetts. The annual meeting will be broadcast live over the internet at our corporate website at http://www.genzyme.com in the investors area.

FOR MORE INFORMATION

Genzyme's Investor Information Line
1-800-905-4369 (North America)
(678) 999-4572 (elsewhere)
The information line provides recorded messages and a fax-on-demand feature for news releases.

Genzyme on the Internet
http://www.genzyme.com



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Forward Looking Statements: This report contains forward-looking statements regarding our financial outlook and business plans and strategies including, without limitation, our: anticipated compound average earnings growth rate from 2006-2011; 2008 and 2011 EPS guidance; projected revenue growth through 2012; plans and estimated timetables for seeking regulatory approvals and launching existing products for use in new indications, territories or formulations, including Renvela for CKD patients not on dialysis, Renvela powder, Clolar, alemtuzumab-MS, Thymoglobulin, and MACI and the assessment of the market potential of such therapies; plans and estimated timetables for new and next-generation product filings, approvals and launches, including for Mozobil, mipomersen, Synvisc-One, hylastan, and SepraSpray and the assessment of the market potential of such therapies; and our manufacturing plans and timetables. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those forecasted. These risks and uncertainties including, among others, our ability to: successfully complete pre-clinical and clinical development of our products and product candidates, including Mozobil, alemtuzumab-MS, and mipomersen ; expand the use of current and next-generation products, including Synvisc-One and Renvela; obtain and maintain regulatory approvals for products and manufacturing facilities, including the larger-scale production of Myozyme and the timing of receipt of such approvals; manufacture products and product candidates in a timely and cost effective manner and in sufficient quantities to meet demand; maintain and enforce our intellectual property rights; successfully identify and market to new patients; secure adequate third-party reimbursement coverage for our products and services; and the risks and uncertainties described in our reports filed with the SEC under the Securities Exchange Act of 1934, including the factors discussed under the caption "Risk Factors" in Genzyme's Annual Report on Form 10-K for the period ended December 31, 2007. We caution investors not to place substantial reliance on the forward-looking statements contained in this report. These statements speak only as of March 31, 2008 (except financial guidance which was last updated February 13, 2008) and we undertake no obligation to update or revise the statements.

genzyme

Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
T 617.252.7500 F 617.252.7600
www.genzyme.com

END